Content

STRATEGIC REPORT	2
Highlights	2
Chairperson Letter	4
CEO Statement	6
Business Overview	8
Financial Performance	18
Sustainability	27
Section 172(1) Statement	44
Principal Risks and Uncertainties	49
DIRECTORS' REPORT	54
Governance	54
Additional Disclosures	64
DIRECTORS' REMUNERATION REPORT	67
Annual Statement	67
Remuneration Policy	69
Remuneration Implementation Report	83
INDEPENDENT AUDITORS' REPORT	99
FINANCIAL STATEMENTS	106
Consolidated Financial Statements	106
Parent Financial Statements	171
ADDITIONAL INFORMATION	180
Investor Information	180
Forward-looking Statements	180

Terms and Abbreviations

Common terms and abbreviations that appear throughout this Annual Report and Accounts are defined herein. Other less common terms and phrases are defined in the sections in which they appear.

AGM annual general meeting
Articles the articles of association of the Parent
B2B business-to-business
B2C business-to-consumer
B2G business-to-government
Board the board of directors of the Parent
CA 2006 the U.K. Companies Act 2006
CEO Chief Executive Officer
CFO Chief Financial Officer
Company or **IGT** the Parent, together with its consolidated subsidiaries
De Agostini De Agostini S.p.A.
DE&I diversity, equity and inclusion
Director a director of the Parent
ESG environmental, social and governance
NYSE the New York Stock Exchange
Parent International Game Technology PLC
R&D research and development
SEC United States Securities and Exchange Commission
U.K. United Kingdom
U.S. United States of America

Financial information in this Annual Report and Accounts are stated in millions of U.S. dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.



Values That Shape Our Culture
WE ARE RESPONSIBLE
We are respectful of others by being personally accountable for achieving our goals, keeping our promises, and following through with our actions. We are reliable and accomplish high-quality work results regardless of complexity, each and every time. We work hard to earn the trust of our colleagues, our customers, our regulators, and society at large.
WE ARE AUTHENTIC
We are honest, real people who strive to deliver excellence by showing up as our most authentic selves. We do this through open, transparent, and timely communications. We are open to new ideas and new ways of working to encourage candid dialogue and information sharing. We do this by respecting others.
WE ARE PIONEERING
We are innovative, entrepreneurial, and ingenious, blending imagination with pragmatism and determination. We don't copy; we transform our ideas to create new and alternative solutions that are pioneering and push the industry forward to create value. We continuously learn and develop to maximize our skills and capabilities – and we transfer this knowledge to others.
WE ARE COLLABORATIVE
We put the needs of our people first and strive to create lasting and sustained partnerships with our customers – both inside and outside of the organization. We continually seek out new opportunities by building collaborative relationships, listening to the needs of others, and developing, maintaining, and strengthening our relationships.
WE ARE PASSIONATE
Our passion for gaming is paramount to our customers' success and an essential part of who we are. Everything we do, we do with conviction and pride in our work. We are positive and resilient – even in front of change and obstacles. As trusted advisors to our customers, we proactively identify needs and provide solutions for today and the future.
We Are IGT

Annual Report and Accounts 2023 Page | 1

Strategic Report

The Directors present their reports and the audited financial statements for International Game Technology PLC and its subsidiaries for the period from January 1, 2023 to December 31, 2023.

Financial Highlights

Total Revenue


$ in Millions
4,309
4,223
2023
2022

Operating Income


$ in Millions
1,013
938
2023
2022

Diluted Income Per Share*


$0.84
$1.37
2023
2022

** Represents net income attributable to International Game Technology PLC per ordinary share*

Dividends Per Share


$0.80
$0.80
2023
2022

Company Revenue by Business Segment

2023


36.0%
5.3%
58.7%
Global Lottery
Global Gaming
PlayDigital

2022


33.7%
5.0%
61.4%
Global Lottery
Global Gaming
PlayDigital

The consolidated balance sheet on page 107 presents the Company's financial position at December 31, 2023 and December 31, 2022. Movements in cash balances are presented in the consolidated statement of cash flows. Material assets and liabilities have been disclosed within the respective notes to the consolidated financial statements. Net assets were $1.8 billion at December 31, 2023 and 2022. Cash and cash equivalents were $572 million and $590 million at December 31, 2023 and 2022, respectively.

Non-financial highlights are included in the section headed "Sustainability" of this Strategic Report from page 27.

Annual Report and Accounts 2023 Page | 2

Operational Highlights • Announced strategic alternatives exploration for Global Gaming and PlayDigital segments to unlock long-term value • Global Lottery demonstrated continued strength with revenue and operating income of $2.5 billion and $915 million, respectively • Global Gaming exhibited broad-based momentum with revenue and operating income of $1.6 billion and $314 million, respectively • PlayDigital achieved record results with revenue and operating income of $228 million and $66 million, respectively • Secured exclusive 10-year Wheel of Fortune licensing rights for Gaming, Lottery, iGaming and iLottery • Awarded significant lottery contracts and extensions in 11 jurisdictions around the globe, including California, Kentucky, Brazil, Malta and Malaysia • Licensed patented Cash Pop™ game to Maine State Lottery • iLottery footprint grew to 29 digital lottery customers, including 17 global eInstant customers • Deployed the Company’s first end-to-end iLottery platform to the cloud for Totalizator Sportowy in Poland • Showcased novel 48-bin self service vending machine at NASPL 2023, along with Lottery Link, the first solution to enable in-lane sales without a lottery terminal • Introduced Whitney Houston Slots on the new SkyRise™ cabinet and extended stepper leadership with the DiamondRS Premium cabinet debut at G2E 2023 • Continued Multi-Level Progressive (MLP) excitement with Mystery of the Lamp™ on the new PeakCurve™49 cabinet, along with additional base- game themes for the award-winning Prosperity Link™ • Enhanced player convenience with self-service IGT ADVANTAGE apps such as Tip Ticket and One Time Passcode, and the Gift & Go integration, enabling on- demand gifting • Introduced first omnichannel Wide Area Progress (WAP) link in the U.S. with Wheel of Fortune Slots in New Jersey • IGT PlayDigital actively grew its game portfolio and is now live in regulated markets throughout North America, Latin America and Europe • CAESARS CLEOPATRA®, a new game created specifically for the Caesars Palace Online Casino, launched by IGT PlayDigital • IGT PlaySports expanded sports betting operations to more than 100 locations throughout 30 North American jurisdictions Corporate Highlights • Achieved recertification from Global Gambling Guidance Group (G4) responsible gaming accreditation for IGT’s Global Gaming and PlayDigital segments • Received validation of net-zero targets from Science Based Targets initiative (SBTi) • Published comprehensive IGT Sustainability Policy • Ratings from MSCI, FTSE Russell, S&P, notable ESG rating agencies, increased compared to previous assessments • Recognized as Top Employer in the U.S., Canada, and Italy by Top Employers Institute • Company Designated “Best Place to Work for Disability Inclusion” by 2023 Disability Equality Index and IGT CEO, Vince Sadusky, became signatory of the Disability:IN CEO Letter for Disability Inclusion • Earned top score in Human Rights Campaign Foundation’s 2023-2024 Corporate Equality Index and the “Equality 100 Award: Leader in LGBTQ+ Workplace Inclusion” designation • Honored by All-In Diversity Project as a high-ranking gaming supplier in the 2023 All-Index™ report • Company and products honored with industry awards: ◦ Named Sportsbook Supplier of the Year at the 2023 SBC Awards North America ◦ Won Top Performing Video Poker Game, Top Performing Third-Party IP-Branded Game, Top Performing Mechanical Reel Cabinet and Most Improved Supplier - Premium, at the 2023 EKG Slot Awards ◦ Achieved two wins at the 2023 European Casino Awards: Best Slot Machine for the PeakSlant49™ and Best Diversity and Inclusion Employer ◦ Progressive eInstants garnered the Lottery Product of the Year at the 2023 International Gaming Awards ◦ Won Casino Supplier of the Year at the 2023 Global Gaming Awards London Strategic Report Annual Report and Accounts 2023 Page | 3

Chairperson Letter January 2024 marked my second year as Executive Chair of IGT, and I am honored to continue serving the Board alongside my fellow Board members while we remain committed to supporting IGT in delivering its long-term strategy. The governance environment The current Board composition has been in place since January 2022. Over the last year, the Board continued to ensure the overall direction, effectiveness, supervision and accountability of the Company throughout the year, benefiting from the same diverse personal and professional backgrounds and experiences which allowed for different perspectives to be considered when making decisions and supporting management’s progress toward the achievement of IGT’s critical goals. Each Board committee has been engaged on several key tasks within its area of responsibility, such as risk management (including cybersecurity), assessment of climate change impact, the Company’s accounting policy applicable to the measurement of investments in subsidiaries, strategic review of business portfolio, human capital management and investor outreach, among others, regularly highlighting to the Board important issues emerging from discussions or seeking further input from it. A higher number of Board and committee sessions were held during the year to account for the aforementioned key topics. While management of the business and achievement of IGT’s strategic goals remained entrusted to the CEO, the Board further strengthened its collaboration with management through continued interactions in the boardroom and as part of the preparatory work for Board and committee sessions. The limited turnover of management and Directors as well as their fresh perspective, owing to the still relatively recent establishment of the organization, allowed the Company to adapt to the evolving corporate needs and environment. These characteristics favored a well-informed decision- making process, as confirmed by the recent Board’s annual self-evaluation, further details of which are set out in the Directors’ Report on page 63 of this Annual Report and Accounts. Strategy The Company generally remained focused on growing its top line and margins across all business segments, leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology. Additionally, IGT is continuing its history of rigorous cost control and disciplined capital allocation, maintaining an appropriate leverage ratio, and its commitment to preserving the safety and well-being of the workforce, while also inspiring their motivation, sense of belonging, and creativity. In June 2023, the Company announced that the Board would evaluate potential strategic alternatives for the Global Gaming and PlayDigital segments with the goal of unlocking the full value of IGT’s portfolio. The Board considered a broad range of potential alternatives, with an agreement reached with Everi Holdings Inc. (“Everi”) on February 28, 2024 to merge the Global Gaming and PlayDigital businesses into Everi following the separation of the Global Gaming and PlayDigital businesses, with an anticipated closing in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholder approvals and other customary closing conditions. To support the Board in its assessment of potential transactions, including the separation and divestiture, the Company retained advisors, legal counsel, and consultants who will continue to support the Company through closing. The Board will continue to critically review and evaluate management’s strategic and business plans, and monitor their implementation throughout the year, especially during dedicated annual strategy sessions. For further discussion on the Company’s strategy, please see page 10 of this Annual Report and Accounts. Risk management The Board has overall responsibility for risk management and appreciates the importance of adequately addressing potential threats that may face the business. The Audit Committee continued to assist the Board in reviewing the overall risk management framework to ensure the timely detection, assessment, mitigation and monitoring of top risks that could impact IGT’s ability to achieve its strategic, financial and operational objectives. During the year, the Audit Committee oversaw management’s efforts to implement, develop and adapt as appropriate the Company’s enterprise risk management program, and held meetings to specifically discuss the Company’s policies, practices, programs and/or procedures to manage key risks. Strategic Report Annual Report and Accounts 2023 Page | 4

While awareness over the growing importance of cyber security continues to heighten around the globe, the Audit Committee has been overseeing IGT’s ever evolving defenses. The Audit Committee received and discussed regular reports from management on, among other things, the internal testing and periodic external assessment of the global information security organization and systems, as well as the continued refinement of risk mitigation programs, leveraging the skills and experience of our information security engineers and cybersecurity expert Director. During the year, the Audit Committee also oversaw the implementation of the Company’s program to ensure compliance with the new SEC rules relating to cyber risk management, strategy, governance and incident disclosure. Sustainability The Board firmly believes that investing in ESG (including DE&I) is critical to pursue the sustainable long-term growth of IGT’s operations with due care for all stakeholders, including shareholders, employees, customers, regulators, suppliers and the communities that we serve. With this in mind, IGT has implemented a structured and dedicated governance framework, which includes high standards of ESG practices, and which remains at the forefront of IGT’s business priorities. During the year, the Nominating and Corporate Governance Committee oversaw the implementation of the comprehensive targets and actions set out in the 2022-2025 Sustainability Plan that will drive IGT towards satisfaction of its sustainability pillars and ambitions. The Board also appreciates that DE&I values are part of IGT’s identity and must be embedded in its business goals. At IGT, we remain committed to creating a fair and inclusive environment that welcomes diversity, values equity, promotes unity and belonging in our people, and meets the needs of our customers and the ever-changing demographics of the communities where we operate. Embracing and anticipating cultural change provides us with an opportunity to build and support a workforce that may better serve those communities. To this end, IGT’s Office of Diversity, Equity and Inclusion continued to provide the Compensation Committee and the full Board with regular updates on the progress of the Company in this field. Separately, the Science Based Targets initiative (SBTi) validation of IGT’s near- and long-term science-based targets to reduce greenhouse gas emissions, including IGT’s commitment to reach net-zero greenhouse gas emissions across our value chain by 2050, represents a milestone achievement for IGT in 2023 as it confirms that we are doing our part in mitigating and promoting the mitigation of climate change impact. Further details about the steps that we are taking to contribute to a more sustainable future are set out in the Sustainability review starting on page 27 of this Annual Report and Accounts. Investor outreach The Board continued to promote and follow-up on the Company’s investor relations, overseeing management’s engagement and related communications with existing and potential investors to enhance awareness of its business and equity story. IGT’s dialogue with the investment community was sustained through the attendance of several broker-sponsored investor conferences and one-on-one discussions with top shareholders, including dedicated sessions to address ESG topics of interest, and comments and expectations raised in connection with the AGM. We understand the increasing importance placed by the investment community on the reporting of non-financial information in addition to financial information, therefore will continue to listen to our investors and continue to evolve our reporting of non-financial information. Returning capital to shareholders Since initiating the Company’s first-ever $300 million multi-year share repurchase program in November 2021, we have utilized $155 million to buy back about 6.9 million ordinary shares through a mix of opportunistic and programmatic transactions. While no repurchase activities were carried out during 2023, the Board continued to support the quarterly cash dividend level in place since its reinstatement in late 2021 (after being suspended at the height of the COVID-19 pandemic), confirming the Company’s balanced approach to capital allocation among business investment, debt repayment and shareholder returns. The increase in distributable reserves of $4 billion, effected through the reduction of a revaluation reserve in the Company’s standalone accounts (which was created following a change in the Company’s accounting policy applicable to the measurement of investments in subsidiaries approved by shareholders and the English courts during the year), has increased the Company’s flexibility to manage and allocate the Company’s equity capital, to pay cash dividends, to make distributions in cash or in kind (including shares in subsidiaries) and to repurchase its ordinary shares. Concluding remarks The Board remains committed to promoting IGT’s success for the benefit of all its stakeholders, and on behalf of the Board, I would like to thank you all for your ongoing interest and support. I also take this opportunity to thank the management team for their exemplary performance, and would also like to record my appreciation to my fellow Board members again for their relentless commitment and dedication during 2023. Marco Sala Executive Chair Strategic Report Annual Report and Accounts 2023 Page | 5

CEO Statement IGT had another great year in 2023 and is well-positioned to build upon that momentum for continued success in 2024. We focused our efforts on growing key performance indicators across Global Lottery, Global Gaming and PlayDigital, and I’m pleased to say that we achieved our financial goals across all business segments. We recently announced the very exciting news that IGT has entered into a definitive agreement with Everi to combine our Global Gaming and PlayDigital businesses with Everi’s gaming and fintech businesses. This agreement, after closing, will result in a broad and diverse product offering for the gaming ecosystem across land- based gaming, iGaming, sports betting and fintech. Separating our Global Lottery business will result in a compelling business model to operate as a pure play lottery business, positioned for long-term success. I believe the future for these companies is very bright. Global Lottery In July 2023, our Company experienced the unexpected death of Global Lottery CEO Fabio Cairoli. It was under his dedicated leadership, drive, and commitment to results and innovation that IGT’s Global Lottery performance shined, demonstrating our strength in the industry, unrivaled operator experience and deep knowledge of player insights. Strong same-store sales results were primarily driven by an increase in instant ticket, draw-based and multi- jurisdictional jackpot sales. Same-store sales rose over 2% in 2023, consistent with the steady, long-term growth algorithm for the lottery industry. At NASPL 2023, IGT debuted new lottery products including the industry’s first 48-bin self-service vending machine and LotteryLink, the only solution on the market to enable instant and draw-game sales without a dedicated lottery terminal. Innovations such as these are modernizing the lottery industry and offer powerful growth potential for our business and that of our customers. We also secured significant contract wins and extensions in California, Connecticut, Kentucky, Malta, Malaysia, and a 20-year contract in Brazil as part of a consortium. iLottery continues to remain a key focus as it delivers high entertainment value to players and has significant growth potential fueled by organic growth and further iLottery adoption. In 2023, we deployed our cloud-based iLottery platform and Remote Gaming Server (RGS) in multiple jurisdictions and our iLottery products are now live in 29 jurisdictions worldwide. These flexible solutions, paired with IGT’s highly compelling eInstant portfolio, contribute to our iLottery business quickly expanding. 2024 is off to an encouraging start with accelerated growth in Italy and elevated jackpot activity in the U.S. Our multi-year outlook for revenue growth in Global Lottery is based on increased player engagement driven by innovation, growth in iLottery, and higher share in instant ticket services. Global Gaming Our Global Gaming business experienced significant growth in 2023, driven by the introduction of innovative cabinets, exciting new game titles and strong number of unit shipments. Our strategic focus and disciplined cost control fueled significant Global Gaming revenue and profit gains. IGT’s global installed base grew, primarily driven by expansion in Latin America and Greece and success of multi-level progressive games in the United States. Our multi-level progressive game success continued, anchored by standout titles Prosperity Link™ and Mystery of the Lamp™. We also enhanced our wide- area progressive category with new Wheel of Fortune® game themes, including the introduction of Whitney Houston slots on the all-new SkyRise cabinet. We expect to see future continued growth in the installed base globally. We also achieved a historic level of unit shipments in the U.S. and Canada, maintaining our number one position for ship share for the fifth consecutive year. IGT grew its leadership positions in both video poker and mechanical reel stepper categories and expanded our cabinet offerings to maximize market opportunities. We achieved record-setting placements of the PeakBarTop™ video poker cabinet and our expansion of the DiamondRS hardware series positions us for growth in the premium and for-sale stepper segments. Additionally, we further enhanced our award-winning Resort Wallet™ with IGTPay™ cashless solution with new features such as Tip Ticket and One Time Passcode, an integration of Gift and Go, and won several key casino systems contracts with top-tier operators. We are confident in the outlook for our Global Gaming business as we continue to deliver on improvement in key performance indicators and top-line growth. We also expect to drive substantial profit margin expansion as we Strategic Report Annual Report and Accounts 2023 Page | 6

benefit from structural cost actions made during the pandemic and the easing of supply chain costs. PlayDigital PlayDigital delivered record revenue and profit in 2023. Our expanded capacity to launch about 70 new PlayDigital games provides great value for customers and players alike. In 2023, we were excited to launch the first- ever omnichannel jackpot game in the U.S. as well as bespoke games such as Caesars Cleopatra for Caesars Palace Online Casino and Blackjack Go for FanDuel Casino. We expect novel themes and further operator partnerships like these will continue to propel PlayDigital’s success. Additionally, sophisticated user engagement tools and leading-edge technology will drive a richer player experience and build a strong, competitive advantage for our content. IGT’s award-winning PlaySports turnkey sports betting solution continues to grow rapidly. We are now powering more than 100 sportsbooks, including new 2023 openings in jurisdictions such as Puerto Rico, New Mexico, Ohio, and Iowa. We expect to see continued momentum for PlaySports throughout 2024, especially with the enhanced functionality of our PeakBarTop™ and CrystalFlex™ terminals. There is a lot of natural growth opportunity for the iGaming business, especially in the U.S., and the incremental margin expansion potential is even greater as the business scales. Sustainable Play™ IGT Sustainable Play™ initiatives continued to achieve global recognition and demonstrate our industry leadership in global sustainability. Aligned with the United Nations Sustainable Development Goals, we seek to advance the gaming industry with sustainable practices that benefit our Company and our key stakeholders. Over the last year, IGT was recognized with industry-leading scores from some of the world’s most renowned ESG rating agencies including, MSCI, CDP, S&P Global, Moody’s ESG Solutions and FTSE Russell. These scores serve as inspiration for IGT’s continued ESG performance, contributing to a more sustainable future for all stakeholders. Internally, we established the IGT Fabio Cairoli Sustainability Champion award to celebrate employees’ accomplishments, beyond their day jobs, as great corporate citizens, and help further embed a sustainability mindset among all employees. IGT has a well-established and leading DE&I program. In 2023, we introduced new events including podcasts, a Courageous Conversations series and Diversity Spotlight videos. We are committed to furthering DE&I objectives at the highest level, and strongly encourage all employees to participate in various DE&I programs. Our strong Sustainable Play and DE&I initiatives help us attract and retain top talent. These programs have proven to be differentiators and helped contribute to IGT being recognized as a Top Employer in Canada, Italy and the U.S. Looking ahead I am truly excited for the year ahead, as we have entered 2024 well-positioned for success and continued growth and innovation across all our business segments. We have set aggressive but achievable financial goals, and I am highly confident that IGT will be able to deliver on those objectives. I am also incredibly excited about the outcome of our review of strategic alternatives for our Global Gaming and PlayDigital businesses. The steps we took throughout the process are foundational to our future success, and I am very enthusiastic about what lies ahead. Lastly, our success is directly tied to our people and their consistent delivery of results. I want to thank all of our employees for their continued dedication and commitment to IGT’s future. Vince Sadusky Chief Executive Officer Strategic Report Annual Report and Accounts 2023 Page | 7

Strategic Report

Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

Our business is organized into three business segments: Global Lottery, Global Gaming, and PlayDigital. Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services, including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting. Our three business segments are supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development.

The Company is headquartered in London, United Kingdom, with the following principal locations: (i) administrative functional office in Providence, Rhode Island; (ii) the Global Lottery headquarters in Rome, Italy; (iii) the Global Gaming headquarters in Las Vegas, Nevada; (iv) the PlayDigital headquarters in San Francisco, California; and (v) the principal location of manufacturing, logistics, and supply chain leadership in Reno, Nevada. The Company had 11,016 employees at December 31, 2023 (2022: 10,786).


VISION
THE OPPORTUNITY WE STRIVE TO REALIZE
Drive growth in the global gaming industry through greater player engagement and responsible management.
MISSION
WHAT WE WILL DELIVER TO FULFILL OUR PURPOSE
Provide best-in-class content, services and solutions to the global, regulated gaming industry.
STRATEGY
HOW WE'LL WIN
Grow IGT's top line and margins across all business verticals leveraging industry-leading innovative content and solutions, and optimized operations.
PROMISE
OUR EXTERNAL POSITIONING
Delivering unrivaled gaming experiences that engage players and drive growth.
VALUES
HOW WE WILL BEHAVE
We are collaborative, passionate, authentic, responsible, and pioneering.
PURPOSE
WHY WE EXIST
Delivering entertaining and responsible gaming experiences for players everywhere.

Annual Report and Accounts 2023 Page | 8

Strategic Report

Business model

The global market for regulated gaming is characterized by two main dynamics: strong player demand and governments that look to regulated gaming as a way to fund state budgets, including providing support for good causes. In this context, IGT is uniquely positioned to provide responsible solutions by leveraging its global leadership position, long history of innovation, and the breadth and depth of its product offerings.

The Company's business segment structure is focused on Global Lottery, Global Gaming, and PlayDigital. Through these three business segments, IGT operates and provides an integrated portfolio of innovative gaming technology products and services, including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting.

The Company's resilient business model is characterized by robust recurring revenues and a diversified geographic and product mix. Innovation is the key growth driver across all the Company's activities in many different areas including content, technology, distribution, and marketing. Our goal is to create value for all our stakeholders and we are focused on supporting our industry, our community, and our world.


Business Model
Global Lottery
Operator Contracts
Facilities Management Contracts
Systems & Software
Instant Ticket Services
iLottery Platforms & Solutions
Global Gaming
Gaming Machines, AWPs, VLTs
Casino Management & VLT Systems
Conversion Kits & Parts
Software Licenses & IP
PlayDigital
iGaming Platforms & Solutions
Sports Betting Platforms & Solutions
Services / Product Sales
STAKEHOLDER VALUE CREATION

Global Lottery

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business. This segment provides lottery products and services primarily to governmental organizations through operating contracts, facilities management contracts ("FMCs"), lottery management agreements ("LMAs"), and product sales contracts. As part of the lottery product and services, IGT provides instant and draw-based lottery products, point-of-sale machines, central processing systems, software, instant ticket printing services, and other related equipment and support services.

Global Gaming

The Global Gaming segment has full responsibility for the worldwide land-based gaming business. This segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals ("VLTs"), VLT central systems, and other related equipment and support services to commercial and tribal casino operators.

PlayDigital

The PlayDigital segment has full responsibility for the worldwide iGaming and sports betting business. This segment provides iGaming systems and digital platforms offering customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either the Company's games or third-party games via IGT's aggregation capabilities. This segment also provides sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S.

Further details with respect to the Company's products and services for each of the Lottery, Gaming, and PlayDigital business segments are set out under the section headed "Products and Services" on page 12.

Annual Report and Accounts 2023

Page | 9

Strategy IGT’s mission is to provide best-in-class content, services, and solutions to the global, regulated gaming industry. The Company enables players to experience their favorite games across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. The Company enjoys global coverage and is targeting opportunities in both existing and new regions, jurisdictions, and lottery/gaming market segments. The Company is positioned to serve governments and licensed private sector operators as a B2B and B2G provider of technology, content, services, and solutions. The scope of our offering can, in the government-sanctioned lottery industry, expand to offer a fully outsourced lottery operation when appropriate (e.g., Italian lottery licenses). The Company’s strategy is centered around four priorities, both Company-wide and business segment-specific: Company-wide Continue to build upon solid foundations of growth and innovation Lottery Deliver top-line growth in Lottery and iLottery segments, building upon continued strength in the sector and continued growth in demand for digital channels Gaming Drive sustainable growth and healthy cash flows in land- based Gaming as the sector continues to experience positive momentum PlayDigital Maintain leadership in high-growth digital gaming and betting space In June 2023, the Company announced that the Board would evaluate potential strategic alternatives for the Global Gaming and PlayDigital segments with the goal of unlocking the full value of IGT’s portfolio. The Board considered a broad range of potential alternatives, with an agreement reached with Everi Holdings Inc. (“Everi”) on February 28, 2024 to merge the Global Gaming and PlayDigital businesses into Everi following the separation of the Global Gaming and PlayDigital businesses, with an anticipated closing in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholder approvals and other customary closing conditions. To support the Board in its assessment of potential transactions, including the separation and divestiture, the Company retained advisors, legal counsel, and consultants who will continue to support the Company through closing. Continue to build upon solid foundations of growth and innovation IGT’s diversified portfolio provides resilience against variable and uncertain conditions and is built upon the strong foundations for profitable growth established in recent years. IGT’s land-based lottery, gaming, and digital segments cover the market value chain from end-to-end, leveraging longstanding relationships and its history of success to create new lottery and gaming experiences. After the recent steps taken to realign its product portfolio and increase its focus and resources on its core and strategic assets (e.g., acquisition of iSoftBet and sale of its Italian proximity payment business), in 2023 IGT focused on continuing to build upon its solid foundations of growth and innovation. In addition, IGT is utilizing selected partnerships to further enable growth. For example, IGT signed an agreement with Gift & Go to modernize casino loyalty club prizing, and secured exclusive license to Wheel of Fortune (IGT’s most successful slot theme of all time) for Gaming, Lottery, iGaming and iLottery. IGT’s addressable market is large and growing. The pace of evolution of the global lottery and gaming markets has accelerated as the industry undergoes a profound digital transformation, resulting in opportunities for further accelerated growth. As the trends in player demand and government desire to fund good causes accelerate growth in North America, Europe and Latin America, the Company will continue to leverage key strengths to achieve its strategy which is based on three main pillars: • Grow: Continue to expand revenue and market share across all business segments as the global gaming market fully recovers from pandemic lows. • Innovate: Leverage wealth of creative gaming and digital talent, leading R&D investment, and extensive content library to deliver digital and land-based experiences across all the Company’s business segments. The Company seeks to provide customized products and services to meet local market regulations and support player preferences. • Optimize: Streamline operations via lean manufacturing, optimized field support and shared Strategic Report Annual Report and Accounts 2023 Page | 10

support functions to deliver sustainable, efficient growth. The Company also plans to strengthen its role as one of the industry’s leading innovators by introducing new platforms and point of access devices. IGT is evaluating and leveraging key emerging technologies across the Company and its products, including Artificial Intelligence- enhanced products and operations, cloud-native digital solutions, digital assets, and Web 3.0 technologies. The Company continued to leverage its partnership with the leading startup accelerator Plug and Play with the long- term goal of identifying new catalysts for growth. Deliver top-line growth in Lottery and iLottery segments The global lottery industry recovered well from pandemic restrictions in most geographies and has returned to steady growth. The transition to digital play via iLottery, which grew before the pandemic and accelerated because of it, is expected to continue, and player behaviors and play style have significantly evolved in terms of both play volume and frequency as well as consumption of digital lottery products. The Company seeks to maintain its leading position in Lottery as it continues to operate in sophisticated lottery environments, while also driving growth in the sector overall. The Company aims to provide and operate highly secure online lottery transaction processing systems to regulated markets and deliver technologically advanced instant gaming tickets and related services. The Company is focused on continuing to drive same- store sales growth and on achieving growth in instant tickets and draw-based games in the U.S. To achieve this, the Company is enhancing its retail offering and products while enabling customers to unlock new player potential. The Company is seeking to expand its instant ticket printing customer base and has invested in additional production capacity and technology to do so. To-date, the Company has already realized positive results from these activities. The Company continues to innovate in the data analytics space to support customer lotteries. In addition to its Player 360 View and data platform, IGT’s Artificial Intelligence and Machine Learning (AIML) Modelling offering employs extensive use of machine learning to understand players utilizing models developed, trained and optimized for local conditions. As with data analytics, cashless innovations will help the Company provide greater value to its customers and in turn, its customers to provide greater value to its players. In the fast-growing iLottery sector, the Company offers a complete suite of iLottery solutions and services and is investing in renewing its iLottery offering to create a digital-native solution that adapts to, and continues to serve, the evolving needs of its customer base. For example, in 2023, the Company upgraded Poland's national lottery operator Totalizator Sportowy's iLottery platform and deployed all of its components to the cloud. This go-live marks the first time that IGT has launched a customer’s comprehensive iLottery platform to the cloud and Totalizator Sportowy is the first European lottery to have its end-to-end iLottery system on the cloud. The Company is also focused on securing several new contracts, rebids, and multiple contract extensions to strengthen its recurring revenue stream. Some highlights achieved in 2023 include a 7-year extension through 2033 with the California Lottery and a 10-year extension through 2036 and iLottery deployment with the Kentucky Lottery, and the Company will leverage the wins on future competitive positioning for upcoming contract opportunities. Drive sustainable growth and healthy cash flows in land-based Gaming The majority of IGT’s covered jurisdictions returned to normal operations (i.e. without pandemic restrictions) prior to 2023. The Company is focused on growing its product sales as well as installed base of leased premium gaming machines by taking advantage of growth opportunities in specific high-potential product segments, such as MLP games. In support of this effort, the Company continues to focus its R&D investment on a wide-scale hardware refresh, improved discipline in game development, and extensive player insight and customer engagement. The Company strives to increase its casino management systems’ market share with innovative technology solutions and will seek to leverage this capability both in its current gaming markets and in underpenetrated segments and geographies. IGT’s cashless system solution provides a single step, single sign-in wallet that improves both player experience and customer flexibility. The solution is fully integrated with IGTPayTM and the Company continues to deploy the solution to existing customers. The Company will also continue to expand its suite of compelling system modules, offering features and functionalities that will revolutionize the gaming experience, such as bonusing and Mobile Responder. The Company seeks to increase market positioning in high-growth specialty product segments such as Electronic Table Games (ETGs), Class II and Historical Horse Racing (HHRs) as well as growing its gaming operations and product sales in international markets through an expansion of localized content. Maintain leadership in high-growth digital gaming and betting spaces The PlayDigital business segment provides a platform for growth in IGT’s iGaming and sports betting businesses, and enables the Company to centralize its high-growth, innovation-driven games, content and talent, and to direct those resources at the speed demanded to lead in these markets. The Company’s best-in-class real-money iGaming content and comprehensive omnichannel B2B sports platform provide sustainable competitive advantage Strategic Report Annual Report and Accounts 2023 Page | 11

in these spaces. IGT’s ability to deploy rapidly to the market and teams of developer talent enable the Company to deliver solutions that drive results for its customers. IGT’s iGaming solutions are optimized for mobile and web-based environments, enabling players to engage via the digital channel of their choice. The iGaming business continues to build a compelling content portfolio which extends beyond IGT’s land-based strengths and includes slots, progressives, table games and video poker. Following completion of the acquisition of iSoftBet in July 2022, the Company has continued to leverage the iSoftBet portfolio, content creation capabilities, aggregation platform, analytics and scalable promotional tools to support growth potential. The integration of iSoftBet content during 2023 provided a significant boost to IGT’s global content library and enabled the Company to expand its iGaming offering with new aggregation capabilities. For example, the Company launched the Wheel of Fortune online casino in New Jersey among other top-performing digital-native games from the iSoftBet network. The Company continues to develop its omnichannel WAP offering in which multiple games across multiple channels share a common jackpot. IGT launched the first omnichannel WAP game in the U.S. during 2023, in New Jersey. The Company’s successful launch of omnichannel franchises in the Canadian market enabled further expansion into Alberta during 2023. Continue progress on multi-year optimization plan The Company continues to execute a multi-year global efficiency effort through a combination of operational excellence, reduction of interest expense, and effective tax rate. The Company is also pursuing product simplification and optimization initiatives. These activities are expected to enable IGT to pursue strong growth and expanded cash generation in coming years. In February 2023, IGT and its subsidiary, IGT Lottery Holdings B.V., announced the achievement of a long-term issuer rating of BB+ (stable outlook) and a rating of BBB- to their long-term senior secured debt from Fitch Ratings for the first time. Subsequently, in March 2023, the Company received an upgrade in rating from Ba2 to Ba1 from Moody’s. Products and Services Global Lottery Through its Global Lottery segment, the Company supplies a unique set of lottery solutions to 92 customers worldwide, including to 37 of the 48 U.S. lotteries (including the District of Columbia, Puerto Rico, and U.S. Virgin Islands). Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs. Lottery products and services are provided through operating contracts, FMCs, LMAs, and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five (5) to ten (10) years in duration, often with multiple multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. Certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery. The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing approximately 1 million transactions per minute. The Company provides more than 428,000 point- of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high- quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Scratch & Win instant lottery game and the Italian Lotto, one of the world’s largest lotteries. This lottery B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers. The Company also provides a complete suite of iLottery solutions and services. This, coupled with its professional Strategic Report Annual Report and Accounts 2023 Page | 12

expertise, allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as e-Instant tickets. The Company operates in the highly regulated global lottery market, with a customer base of public and private entities that are secured on a contractual basis. The Company faces competition from vendors in the lottery technology and instant ticket printing segments, who possess a wide range of industry experience and financial capabilities. The Company also faces competition from smaller, less-established iLottery content providers. With high barriers to entry, particularly in the retail lottery and instant ticket segments, the Company’s competitor base remains largely static year-to-year. The primary types of lottery agreements are outlined below: Operating and Facilities Management Contracts The majority of the Company’s revenue in the Lottery business comes from operating contracts and FMCs. Since 1998, and for a term expiring in 2025, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes purely financial partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among IGT Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by IGT Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, supplying materials (including play slips, tickets and receipts), and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery (“Gratta e Vinci” or “Scratch & Win”) through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary IGT Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2023, the revenue weighted-average remaining term of the Company’s existing lottery contracts in Italy was 3.4 years (2022: 4.4 years). The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five (5) to ten (10) years. The Company’s FMCs are granted on an exclusive basis and usually contain extension options under the same or similar terms and conditions, generally ranging from one (1) to five (5) years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based and/or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and online lottery systems and services under the same FMC. As of March 7, 2024, the Company had FMCs with or for the benefit of 25 U.S. jurisdictions. As of December 31, 2023, the Company’s largest FMCs by annual service revenue were Texas, California, New York, Georgia, and Florida, and the revenue weighted- average remaining term of the Company’s existing U.S. FMCs was 6.0 years (8.3 years including available extensions) (2022: 5.3 years; 6.8 years including available extensions). Also, as of March 7, 2024, the Company operated under operating contracts or FMCs in 15 international jurisdictions, excluding U.S. and Italy. Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from “Operating and facilities management contracts” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Another form of operating contract is an LMA. Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana through a wholly-owned subsidiary of the Parent. The Company’s revenues from LMAs include incentives based on Strategic Report Annual Report and Accounts 2023 Page | 13

achievement of contractual metrics, and, with respect to the supply agreements, are based generally on a percentage of wagers. The Company is also subject to penalties for failure to achieve contractual metrics under its LMAs. The Company categorizes revenue from LMAs as service revenue from “Operating and facilities management contracts” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Instant Ticket Services As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores. Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two (2) to five (5) years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non- exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of March 7, 2024, the Company provided instant ticket printing products and services to 30 customers in North America and 25 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts that are not part of an operator or LMA contract as product sales from “Lottery products” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. The instant ticket production business is also highly competitive and subject to strong, price-based competition. Product Sales and Services Contracts Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems and/or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from “Systems, software, and other” or “Lottery products” respectively, as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Commercial Services The Company develops innovative technology and offers commercial and payment services over a standalone network. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial and payment transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers, electronic tax payments, stamp duty services and prepaid card recharges. These services are primarily offered outside of North America. As described in Note 3, Business Acquisitions and Divestitures, to the Consolidated Financial Statements, the Italian commercial services business was sold on September 14, 2022. The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Global Gaming The Company designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. As of March 7, 2024, the Company holds more than 440 global gaming licenses and primarily does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of lottery operators). The Company operates in the highly competitive global gaming industry. Primary and secondary competitors possess a wide range of financial resources, technical capabilities, and geographic focus. Gaming Machines and Game Content The Company offers a diverse range of gaming machine cabinets from which land-based casino customers can choose to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company combines elements of mathematics, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment. The Company offers a wide array of casino-style slot machines in a variety of multi-line, multi-coin, and multi- currency configurations. The Company’s slot games typically fall into two (2) categories: (i) premium games; and (ii) core games. Strategic Report Annual Report and Accounts 2023 Page | 14

Premium games, include: • Wide Area Progressives (“WAP”) - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including the Wheel of Fortune® franchise; and • Multi-Level Progressives - games, such as Prosperity LinkTM and Mystery of the LampTM, where the machines offering the game within the casino are connected and offer players the opportunity to win different levels of jackpots. Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers. Some of the Company’s most popular core games in 2023 included Wolf Run Eclipse™, Egyptian Link™, Samurai 888™, Double Chili Mania, Pinball™ Double Gold, Keno Star, Powerhouse Plus™ and Big City 4s™ Poker. The Company produces other types of games including: • “Centrally Determined” games, which are games connected to a central server that determines the game outcome; • Class II games, which are centrally determined electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and • Random-number-generated and electronic table games, including baccarat and roulette. Gaming service revenue is primarily generated through providing premium game content and cabinets on short duration leases to customers. The pricing of these arrangements is largely variable where the casino customer pays fees to the Company based on a percentage of amounts wagered, a percentage of net win, or a daily fixed fee for use of the game content, cabinets, and related support services. Gaming product sales revenue is generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company also licenses intellectual property rights to third parties through royalty-bearing patent licensing agreements. The Company categorizes revenue from gaming machines as product sales from “Gaming terminals” and revenue from game content and intellectual property revenue as product sales from “Other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Video Lottery Terminals The Company provides VLTs, VLT central systems, and VLT games worldwide. VLTs are gaming machines which are regulated by lotteries, and are usually connected to a central system. The Company provides VLT systems and machines to lotteries, either as a product sale or with long-term, fee- based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. The Company categorizes revenue from VLTs as either service revenue from “Gaming terminal services” or product sales from “Gaming terminals”, depending on the nature of the transaction, as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Gaming Management Systems The Company offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, patron management, and server-based gaming. The Company’s main casino management system offering is the Advantage® System, which offers solutions and modules for a wide-range of activities from accounting and payment processing to patron management and regulatory compliance. The Company’s systems feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server- based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in- screen messaging. The Company’s systems portfolio also encompasses mobile solutions such as the Resort Wallet™, which is a cardless, cashless loyalty solution for casino players. Resort Wallet™ includes IGTPay™, a fully cashless land-based offering for casino operators which provides a direct link to external funding. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier. The Company categorizes revenue from gaming management systems as product sales from “Other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. PlayDigital iGaming Digital gaming enables game play for real money wagers via applications on mobile devices and internet websites. The Company, through its PlayDigital brand, designs, assembles, and distributes a full suite of configurable products, systems, content, and services, and holds more than 50 licenses, 30 of which are specific to digital gaming only, that authorize the provision of digital gaming products and services worldwide, including digital products such as slot games, blackjack, roulette, poker, bingo, and other casino card games with features such as single and multiplayer options with branded titles and select third-party content. Strategic Report Annual Report and Accounts 2023 Page | 15

The Company’s iGaming systems and digital platforms offer customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games via our aggregation capabilities. PlayDigital has a vast content offering, either through our dedicated studios or our content library to meet the needs of the market served. The content is either digital only or omnichannel in combination with our land-based gaming operations. The Company maintains a diverse iGaming B2B customer base from both the public and private sectors, and faces competition from broad-based traditional B2B providers, as well as from in-house game development by some operators and an increasing number of content providers entering the market. The Company also faces competition in the digital space from other gaming suppliers. The Company categorizes revenue from digital gaming products as product sales from “Other” and revenue from digital gaming services as service revenue from “PlayDigital services” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. PlaySports In states where sports betting is legal, the Company provides sports betting technology and management services, branded as PlaySports, to licensed sports betting operators in over 30 states and territories in the U.S. and a province in Canada, holding 54 licenses that authorize the provision of sports betting products and services, 29 of which are specific to sports betting only. To comply with local regulations and market conditions, the offering may be different in each market. The Company currently packages its PlaySports services in two (2) ways: • “Sports betting platform” solutions offer modular services hosted and maintained in each U.S. state or tribal jurisdiction where sports betting is legal. These solutions provide certified and managed sports betting software made available for customers to operate retail and account-based interactive sports as well as retail components such as self- service betting kiosks and employee operated betting terminals, and integrate with parimutuel race wagering in a particular jurisdiction; and • “Turnkey” managed service solutions combine the Company’s end-to-end sports betting management technology with a portfolio of value-added services, principally trading and trading support services, but that also may include offer management, payments, fraud management, advisory functions, and interactive components such as mobile web and desktop applications, all of which support the operations of land-based, digital, and omnichannel sports betting operators. The sports betting supplier business is highly competitive; however, IGT has been able to continue to win new contracts in both existing and new jurisdictions due to the reliability of our product offerings and our customer relationships. The Company categorizes revenue from sports betting as service revenue from “PlayDigital services” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Research & Development (R&D) The Company devotes substantial resources to R&D and incurred $233 million and $254 million of related expenses, excluding amortization of capitalized software, in 2023 and 2022, respectively. In addition to expensed R&D, a portion of the investment in R&D has been capitalized and recorded as intangible assets, which is amortized to cost of services, cost of product sales, or selling, general and administrative expenses. The Company’s R&D efforts cover multiple creative and engineering disciplines for its Lottery, Gaming and PlayDigital businesses, including creative game content, hardware, and software; and land-based, online social, and digital real-money applications. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering. Market trends In general, the Company’s business is not materially affected by seasonal variation. In the lottery business, consumption may increase in December and around the holidays but decrease over the summer months due to the tendency of consumers to be on vacation during that time. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months. Gaming product sales may be uneven throughout the year and can be affected by several factors, including the timing of large transactions and new casino openings. In any event, the Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, Argentina’s economic and financial crisis, the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations. The following Strategic Report Annual Report and Accounts 2023 Page | 16

are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods. On June 8, 2023, the Company announced that the Board would evaluate potential strategic alternatives for the Global Gaming and PlayDigital segments with the goal of unlocking the full value of IGT's portfolio. The Board considered a broad range of potential alternatives, with an agreement reached with Everi on February 28, 2024 to merge the Global Gaming and PlayDigital businesses into Everi following the separation of the Global Gaming and PlayDigital businesses, with an anticipated closing in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholder approvals and other customary closing conditions. Refer to Note 29, Events occurring after the reporting period, to the Consolidated Financial Statements for further information. To support the Board in its assessment of potential transactions, including the separation and divestiture, the Company retained advisors, legal counsel, and consultants who will continue to support the Company through the closing date. Product Sales Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $963 million and $866 million, or approximately 22% and 21% of total revenues, for the years ended December 31, 2023 and 2022, respectively. Jackpots The Company believes that the performance of lottery products is influenced by the size of advertised jackpots in jurisdictions that offer such jackpots. Typically as jackpots increase, sales of lottery tickets also increase, further increasing the advertised jackpot level. However, in a rising interest rate environment, advertised jackpot levels will increase more rapidly than they previously did given the annuity basis of the displayed jackpots. Therefore, in a higher interest rate environment, jackpot game ticket sales may be increasing at a relatively slower rate than the corresponding jackpot levels. In a lower interest rate environment, advertised jackpot levels are slower to increase which can negatively impact the sales of lottery tickets. Effects of Foreign Exchange Rates The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the Consolidated Financial Statements; in particular, the Consolidated Financial Statements are prepared in U.S. dollars while the financial statements of each of the Company’s subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing Consolidated Financial Statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s subsidiaries against the U.S. dollar impacts the Company’s results of operations. The Company is particularly exposed to movements in the euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company’s revenues, net income, and net debt, the impact on operating income and cash flows is less significant as revenues are typically matched to costs denominated in the same currency. Given the impact of foreign exchange rates on our consolidated results, certain key performance indicators (such as same-store sales) and financial fluctuations are reported on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. Strategic Report Annual Report and Accounts 2023 Page | 17

Strategic Report

Financial Performance

Results of Operations

Comparison of the years ended December 31, 2023 and 2022

Total Revenue

	For the year ended				Change	
	December 31, 2023		December 31, 2022			
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	3,346	78	3,357	79	(10)	—
Total product sales	963	22	866	21	96	11
Total revenue	4,309	100	4,223	100	86	2

Total revenue for the year ended December 31, 2023 increased $86 million, or 2%, to $4.3 billion from $4.2 billion for the prior corresponding period due primarily to player demand and product and game performance.

Product sales growth is primarily attributable to the Global Gaming segment experiencing increases in both machine units sold and a higher global average selling price from the prior corresponding period. Service revenue increases in the Global Gaming and PlayDigital segments were driven by game performance, install base growth, and player demand. Global Lottery increases, principally due to multi-jurisdiction jackpot game same-store sales[1] in the U.S. and instant ticket and draw-games same-store sales in Italy, were fully offset by the disposition in September 2022 of the Italian Commercial Services business which contributed $197 million in the prior corresponding period as well as unfavorable foreign currency impacts primarily related to the euro of $32 million. Excluding the contribution from the Italian Commercial Services business, total revenue increased 7%, with service revenue increasing 5% in the Global Lottery segment.

See "*Segment Operating Results*" section below for further discussion related to the principal drivers of these changes.

Operating expenses

	For the year ended				Change	
	December 31, 2023		December 31, 2022			
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	1,626	49	1,667	50	(40)	(2)

Cost of services for the year ended December 31, 2023 decreased $40 million, or 2%, to $1.6 billion from $1.7 billion for the prior corresponding period primarily attributable to the Global Lottery segment experiencing a $127 million decrease in point of sale ("POS") fees due to the disposal of the Italian commercial services business, partially offset by a $22 million increase in POS consumables used in providing instant and draw-based game sales, a $13 million increase in the amortization of capitalized software costs, a $10 million increase in insurance and taxes, and a $12 million increase in bank service fees and postage and freight in the aggregate. Additionally, within the Global Gaming segment, depreciation and amortization expense increased $37 million due primarily to amortization expense related to a multi-year license agreement of intellectual property entered into in December 2022, partially offset by a $29 million reduction in usage-based royalties. Global Gaming also had a $6 million increase in postage and freight. The Company's PlayDigital segment had a $6 million decrease in depreciation and amortization expense and together with Global Lottery saw an increase in licensing and royalties expense of $7 million in the aggregate. Increased payroll and benefits in Global Gaming and PlayDigital of $16 million correlated to the service revenue growth in those segments.

As a percentage of service revenue, cost of services decreased by approximately 100 basis points in total. The overall increase in gross service margin was $29 million primarily due to the disposal in September 2022 of the relatively lower margin Italy commercial services business, with gross margin as a percentage of service revenue increasing approximately 100 basis points and 550 basis points in the Global Lottery and PlayDigital segments, respectively, and the Global Gaming segment decreasing 140 basis points.

[1] Same-store sales is a key performance indicator that represents wagers, at constant currency, recorded in lottery jurisdictions where we are the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparison between periods

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($ in millions)	For the year ended December 31, 2023 $	% of Product Revenue	For the year ended December 31, 2022 $	% of Product Revenue	Change $	Change %
Cost of product sales	572	59	554	64	19	3

Cost of product sales increased $19 million, or 3%, from the prior corresponding period, primarily as a result of a $96 million increase in total product sales. Cost of product sales as a percentage of product sales decreased by approximately 450 basis points, principally due to product mix and improved supply chain costs in the Global Gaming segment.

($ in millions)	For the year ended December 31, 2023 $	% of Total Revenue	For the year ended December 31, 2022 $	% of Total Revenue	Change $	Change %
Selling, general and administrative	827	19	801	19	26	3

Selling, general and administrative increased $26 million, or 3%, to $827 million as compared to $801 million for the prior corresponding period. This increase was primarily attributable to an increase in payroll and benefit costs across all segments of $25 million in the aggregate primarily due to increased headcount and an increase in other personnel costs principally related to employee turnover of $7 million in the aggregate, partially offset by a $7 million decrease in incentive compensation cost in the aggregate for all segments.

($ in millions)	For the year ended December 31, 2023 $	% of Total Revenue	For the year ended December 31, 2022 $	% of Total Revenue	Change $	Change %
Research and development	233	5	254	6	(21)	(8)

Research and development decreased $21 million, or 8%, from the prior corresponding period primarily due to process improvements resulting in increased capitalization of software development activities, partially offset by increases in payroll and benefit costs.

Non-operating expenses

($ in millions)	For the year ended December 31, 2023 $	% of Total Revenue	For the year ended December 31, 2022 $	% of Total Revenue	Change $	Change %
Interest expense, net	298	7	304	7	(6)	(2)
Foreign exchange loss, net	75	2	37	1	38	103
DDI / Benson Matter provision	—	—	270	6	(270)	(100)
Gain on sale of business	—	—	(268)	(6)	268	100
Other non-operating expense, net	68	2	71	2	(3)	57
Total non-operating expenses	441	10	413	10	28	7

Interest expense, net decreased $6 million, or 2%, from the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in its Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in "Notes to the Consolidated Financial Statements"—16. Debt compared to the prior corresponding period.

Foreign exchange loss, net was $75 million, compared to $37 million for the prior corresponding period. Foreign exchange loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt and to a $34 million loss related to the devaluation of the Argentine peso for the year ended December 31, 2023.

DDI/Benson Matter provision represents a $270 million loss in the prior corresponding period associated with the settlement of the putative class action against the Company's wholly-owned subsidiary, International Game Technology,

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Strategic Report

and Double Down Interactive LLC, a Washington limited liability company in the U.S. District Court for the Western District of Washington (the “Benson Matter”).

In the prior corresponding period, the Company completed the sale of its Italian commercial services business, resulting in a $268 million gain on sale of business.

Other non-operating expense, net was $68 million of expense, compared to $71 million of expense from the prior corresponding period. For the year ended December 31, 2023 the Company incurred $5 million in losses due to the extinguishment of debt and $5 million in losses on the purchase and sale of a blue-chip swap, a legal mechanism used to transfer funds out of Argentina. During the prior corresponding period the Company incurred $21 million in losses due to the extinguishment of debt.

Provision for income taxes

	For the year ended					
	December 31, 2023		December 31, 2022		Change	
($ in millions)	**$**	**% of Total Revenue**	**$**	**% of Total Revenue**	**$**	**%**
Provision for income taxes	323	8	175	4	149	85

The increase in provision for income taxes was primarily driven by a higher valuation allowance related to the business interest expense limitation carryforward, the impact of the international provisions of the U.S. Tax Cut and Jobs Act of 2017, and the settlement of the 2015-2022 Italy tax audit. In addition, there was no tax benefit arising from the DDI / Benson Matter provision for the year ended December 31, 2023, compared to a $66 million tax benefit for the prior corresponding period.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the year ended December 31,		Change	
($ in millions)	**2023**	**2022**	**$**	**%**
Operating and facilities management contracts	2,304	2,179	125	6
Systems, software, and other	53	255	(202)	(79)
Total service revenue	2,357	2,434	(77)	(3)

	For the year ended December 31,	
(% on a constant-currency basis)	**2023**	**2022**
Global same-store sales growth (%)		
Instant ticket & draw games	1.9 %	(3.9)%
Multi-jurisdiction jackpots	5.8 %	15.3 %
Total	2.3 %	(2.2)%
North America & Rest of world same-store sales growth (%)		
Instant ticket & draw games	0.6 %	(2.4)%
Multi-jurisdiction jackpots	5.8 %	15.3 %
Total	1.2 %	(0.4)%
Italy same-store sales growth (%)		
Instant ticket & draw games	6.6 %	(8.5)%

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Operating and facilities management contracts revenue increased $125 million, or 6%, from the prior corresponding period. This increase was primarily the result of a $127 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a same-store sales growth of 6.6% in Italy, and a 2.3% increase in global same-store sales in the aggregate. Global same-store sales for multi-jurisdiction jackpot ticket sales experienced a 5.8% increase,, primarily attributable to elevated jackpot levels in the U.S. Additionally, other lottery revenue increased $5 million principally due to iLottery fees, which was fully offset by a $8 million decrease in LMA incentive revenue.

Systems, software, and other revenue decreased $202 million, or 79%, to $53 million from $255 million for the prior corresponding period primarily due to the sale of the Italian commercial services business that concluded September 14, 2022.

Product sales

	For the year ended December 31,		Change	
($ in millions)	**2023**	**2022**	**$**	**%**
Lottery products	171	157	14	9
Total product sales	171	157	14	9

Lottery products revenue increased $14 million, or 9%, from the prior corresponding period, principally due to higher terminal deliveries in North America of $25 million primarily as a result of contracts in Michigan and Canada, as well as a $27 million increase in International sales in the aggregate attributable to the extension of a multi-year central system software license in Switzerland, an iLottery license in Poland, and the U.K. Lottery supplier contract. These increases were partially offset by a $14 million decrease in terminal and system deliveries primarily related to the prior year contract renewal with the Poland Lottery as well as a $19 million decrease in software sales principally related to International system software upgrades, sales, and deliveries in the prior corresponding period. Instant ticket printing operations revenue decreased $9 million due primarily to increased volume in Florida in the prior corresponding period.

Operating Margins

	For the year ended December 31,		Change	
($ in millions)	**2023**	**2022**	**$ / Basis Points ("bps")**	**%**
Gross margin				
Service	1,175	1,187	(12)	(1)
% of service revenue	*50 %*	*49 %*	*100 bps*	
Product	61	38	22	58
% of product sales	*35 %*	*25 %*	*1100 bps*	

Gross margin as a percentage of service revenue increased to 50% from 49% for the prior corresponding period primarily as a result of increased Operating and facilities management contracts revenues as discussed above and decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the POS fees.

Gross margin on product sales for the year ended December 31, 2023 increased 1,100 basis points from the prior corresponding period principally due to the increase in higher margin terminal and software license sales.

	For the year ended December 31,		Change	
($ in millions)	**2023**	**2022**	**$ / bps**	**%**
Operating income	915	911	4	—
Operating margin	*36 %*	*35 %*	*100 bps*	

Segment operating margin increased 100 basis points primarily as a result of increased Operating and facilities management contracts revenue coupled with the increase in higher margin product sales compared with the prior corresponding period as discussed above.

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Strategic Report

Global Gaming

Revenues and Key Performance Indicators

Service revenue

($ in millions, except yields)	For the year ended December 31, 2023	2022	Change $	%
Gaming terminal services	520	483	37	8
Systems, software, and other	242	232	10	4
Total service revenue	762	714	47	7

	For the year ended December 31, 2023	2022	Change Units / $	%
Installed base units				
Total installed base units	53,906	49,586	4,320	9
Total yields(1)	$29.68	$29.89	$(0.21)	(1)

(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Gaming terminal services revenue increased $37 million, or 8%, from the prior corresponding period. This increase was primarily driven by a 9% increase in installed base units and yields holding constant at approximately $30.00 per unit per day primarily attributable to game performance, partially offset by Regional mix.

Systems, software, and other revenue increased $10 million, or 4%, from the prior corresponding period principally related to an increase in systems maintenance and recurring software revenue from the Company's poker install base.

Product sales

($ in millions, except yields)	For the year ended December 31, 2023	2022	Change $	%
Gaming terminals	571	501	70	14
Gaming other	220	208	12	6
Total product sales	791	709	82	12

	For the year ended December 31, 2023	2022	Change Units / $	%
Global machine units sold				
Total machine units sold	35,090	32,820	2,270	7

Gaming terminals increased $70 million, or 14%, from the prior corresponding period. This increase was primarily associated with an increase in machine units sold of 2,270, the majority of which were replacement machine units in the U.S. and Canada and a 5% higher global average selling price than those sold in the prior corresponding period.

Gaming other increased $12 million, or 6%, from the prior corresponding period, principally related to a $40 million increase in poker software licenses and system sales, partially offset by a $29 million decrease in intellectual property licenses associated with patents tied to remote game server solutions and game features.

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Operating Margins

($ in millions)	For the year ended December 31, 2023	2022	Change $ / bps	%
Gross margin				
Service	428	411	16	4
% of service revenue	*56 %*	*58 %*	*(200)bps*	
Product	336	280	56	20
% of product sales	*43 %*	*40 %*	*300 bps*	

Gross margin as a percentage of service revenue decreased 200 basis points compared to the prior corresponding period as costs increased in excess of revenues, primarily due to increased payroll and benefits, and postage and freight costs.

Gross margin as a percentage of product sales increased to 43% from 40% from the prior corresponding period, principally as a result of increased unit sales and a higher average selling price as referenced above, offset slightly by unfavorable product mix due to high margin intellectual property revenues in the prior period.

($ in millions)	For the year ended December 31, 2023	2022	Change $ / bps	%
Operating income (loss)	314	243	71	29
Operating margin	*20 %*	*17 %*	*310 bps*	

Segment operating margin increased to 20% from 17% for the prior corresponding period primarily due to an increase in revenues of $129 million resulting from the increased demand for terminal sales and game performance, as well as supply chain costs receding and process improvements resulting in higher capitalization of software development activities. Increased units sales, system deliveries, poker licensing sales, and higher yields on our installed base units improved operating leverage.

PlayDigital

Revenues and Key Performance Indicators

Service revenue

($ in millions)	For the year ended December 31, 2023	2022	Change $	%
PlayDigital services	227	209	18	9
Total service revenue	227	209	18	9

PlayDigital services revenue for the year ended December 31, 2023 increased $18 million, or 9%, from the prior corresponding period, principally related to a $15 million contribution from the acquisition of iSoftBet and a $3 million increase in PlaySports driven by the expansion into new jurisdictions and growth in existing market from sports betting solutions in the period.

Operating Margins

($ in millions)	For the year ended December 31, 2023	2022	Change $ / bps	%
Gross margin				
Service	163	139	25	18
% of service revenue	*72 %*	*67 %*	*500 bps*	

Gross margin as a percentage of service revenue increased to 72% from 67% for the prior corresponding period primarily driven by higher service revenues and increased operating leverage.

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For the year ended December 31, Change ($ in millions) 2023 2022 $ / bps % Operating income 66 50 16 31 Operating margin 29% 24% 490 bps Operating margin increased to 29% from 24% for the prior corresponding period primarily driven by increased gross service margin, partially offset by increased investments in research & development, and increased selling, general, and administrative costs to support growth. Liquidity The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs. The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and in the ordinary course of business for the next 12 months from the date of issuance of these consolidated financial statements and for the longer-term period thereafter. The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds. At December 31, 2023 and 2022, the Company’s total available liquidity was as follows, respectively: December 31, ($ in millions) 2023 2022 Revolving Credit Facilities 1,234 1,822 Cash and cash equivalents 572 590 Total Liquidity 1,805 2,412 The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. The Company completed multiple debt transactions in 2023 and 2022. Refer to the “Notes to the Consolidated Financial Statements—16. Debt” for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities. At December 31, 2023 and 2022, approximately 28% and 20% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027. The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency: December 31, 2023 December 31, 2022 ($ in millions) $ % $ % Euros 310 54 312 53 U.S. dollars 137 24 147 25 Other currencies 125 22 131 22 Total Cash and cash equivalents 572 100 590 100 The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or Strategic Report Annual Report and Accounts 2023 Page | 24

Strategic Report

advances. As a result of the continued instability of the Argentine peso, at December 31, 2023, after transferring $8 million in November 2023 through the use of a blue-chip swap mechanism, $2.8 billion in Argentine Pesos ($3 million USD equivalent) of the Company's remaining cash in Argentina was held in a money market fund and $1.9 billion in Argentine Pesos ($2 million USD equivalent) was held in a fixed income fund in an effort to offset the negative impact of further continued devaluation. Argentina's economy remains highly inflationary for accounting purposes.

Cash Flow Summary

The following table summarizes the Consolidated Statement of Cash Flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

Cash Flows - Operating Activities

	For the year ended December 31,		Change	
($ in millions)	**2023**	**2022**	**$**	**%**
Net cash provided by operating activities	1,066	998	68	7

Non-cash adjustments to net income for the year ended December 31, 2023 were $981 million, compared to $801 million for the prior corresponding period. The principal drivers of the increase in non-cash adjustments were related to $100 million in additional deferred incomes taxes primarily related to U.S income, unfavorable changes in foreign exchange of $38 million, and an increase in depreciation and amortization of $27 million. The prior corresponding period gain on the sale of the Italian Commercial Services Business of $268 million was fully offset by the DDI / Benson Matter provision recorded in the prior period of $270 million.

Changes in operating assets and liabilities resulted in cash outflows of $163 million and $153 million for the years ended December 31, 2023 and December 31, 2022, respectively, There was a $170 million increase in payments of the DDI / Benson Matter provision with $220 million paid in the current period and $50 million paid in the prior corresponding period, which was fully offset by a a $179 million increase in accrued income taxes payable.

The cash impact of payments on the DDI / Benson Matter provision, net of tax benefits, was $184 million and $50 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Cash Flows - Investing Activities from Continuing Operations

	For the year ended December 31,		Change	
($ in millions)	**2023**	**2022**	**$**	**%**
Net cash (used in) provided by investing activities from continuing operations	(392)	41	(433)	> 200.0

During the year ended December 31, 2023, the Company used $392 million of net cash for investing activities, an increase of $433 million from the prior corresponding period, principally due to $476 million generated from the sale of the Italian Commercial Services Business in the prior corresponding period and an $82 million increase in capital expenditures primarily due to increased capitalization of software development activities and increased systems and equipment as a result of the growth in our install base. These increases were partially offset by a decrease of $142 million related to the acquisition of iSoftBet in the prior period.

Cash flows - Investing Activities from Discontinued Operations

During the year ended December 31, 2021, the Company completed the sale of its Italian B2C businesses and received the €125 million payment due September 30, 2022 on July 13, 2022. Refer to "Notes to the Consolidated Financial Statements—Note 3. Business Acquisitions and Divestitures" for further discussion.

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Cash Flows - Financing Activities For the year ended December 31, Change ($ in millions) 2023 2022 $ % Net cash used in financing activities (678) (1,107) 430 39 During 2023, cash flows used in financing activities primarily included principal payments on long-term debt of $801 million, dividends paid to shareholders of $160 million, dividends paid to non-controlling interests of $158 million, $74 million in return of capital to non-controlling interests, payments on finance leases of $49 million, and payments on deferred license obligations of $22 million. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $609 million. During 2022, cash flows used in financing activities primarily included principal payments on long-term debt of $597 million, dividends paid to non-controlling interests of $178 million, dividends paid to shareholders of $161 million, repurchases of common stock of $115 million, $75 million in return of capital to non-controlling interests, payments on finance leases of $52 million, and net payments of short-term borrowings of $51 million. These cash outflows were partially offset by net receipts from financial liabilities of $75 million and net proceeds from Revolving Credit Facilities of $72 million. Non-financial measures Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Company's performance. Refer to the Strategic Report and the Directors' Report for further information on non-financial measures. Strategic Report Annual Report and Accounts 2023 Page | 26

Sustainability IGT’s commitment to sustainability is encompassed in its Sustainable Play program that celebrates our dedication to our people and planet as we deliver innovation and excellence. IGT seeks to advance the gaming industry with sustainable practices that benefit the Company and its key stakeholders through a broad spectrum of programs, including the Company’s responsible gaming, environmental and human rights initiatives, and establishing policies such as the Global Sustainability Policy, Responsible Gaming Policy, Human Rights Policy Statement, Environmental Policy, Diversity, Equity and Inclusion Global Policy, and Community Giving and Engagement Policy. In an effort to maintain sustainability leadership and grow the business responsibly, the Company has established a structured and dedicated governance framework, which includes high standards of ESG practices. The Global Sustainability team leads project planning for the IGT Sustainability Plan, and coordinates the data collection efforts and reporting systems of many different departments to fulfil the criteria of ESG questionnaires. The Global Sustainability team also leads the development of a global community engagement strategy, the establishment of partnerships with non-profit associations, and the implementation of global responsible gaming initiatives consistent with industry standards. The Company established its Sustainability Steering Committee (“SSC”) in 2021 with representatives from several corporate functions. The SSC represents an integral part of the Company’s corporate sustainability governance by endorsing programs and initiatives that contribute to the Company’s sustainability strategy. The SSC is cultivating a long-term vision and related objectives on sustainability, fostering a consistent sustainability approach across all regions and businesses, and increasing communication on sustainability practices by sharing best practices at global and local levels. The Nominating and Corporate Governance Committee (“NCGC”) oversees the Company’s strategy on sustainability, and monitors implementation of the Company’s sustainability program, including a review of the Company’s public disclosures regarding ESG matters such as the annual Sustainability Report and the Modern Slavery Statement. Marco Sala, Executive Chair of the Board, has specific responsibilities for addressing corporate governance, sustainability initiatives (including environmental and climate-related matters), and providing strategic guidance. IGT’s ongoing commitment to sustainability is supported by concrete actions that reinforce its purpose-driven mission. Through the development of the IGT Sustainability Plan, the Company’s sustainability priorities are aligned with business priorities under the theme of “Inspiring Global Transformation.” This plan, approved by the SSC in 2022, aims to further integrate sustainability along the entire value chain and improve ESG impact in daily operations, including the identification of a comprehensive set of targets and actions that drive IGT towards its priorities and ambitions. In 2023, the Company published its Global Sustainability Policy which outlines goals and objectives in relation to ESG practices. It defines the framework for sustainability at IGT and provides a governing platform for the Company’s sustainability work in all key areas of business activity, including providing services, working with suppliers, employee interaction and industry-affecting activities. In the same year, the Company launched Sustainable PlayTM, the program that represents IGT’s commitment to leading the gaming industry in global sustainability by aligning its sustainability plan and strategy, and celebrating the Company’s dedication to its people and the planet. The Company also launched its Sustainability Champions program in 2023, now recognized as the Fabio Cairoli Sustainability Champions, to honor the former Global Lottery CEO, Fabio Cairoli, who unexpectedly passed away in 2023. This program celebrates IGT employees for demonstrating an outstanding commitment to sustainability in their personal or professional lives. The Champions are recognized for their dedication to one or more of IGT’s four sustainability pillars set out hereafter, which are integral to the Company’s global sustainability strategy, and represent the foundation of Sustainable Play™. VALUING AND PROTECTING OUR PEOPLE The organizational climate of a business reflects how employees at all levels perceive the workplace environment. Many factors can contribute to an employee’s perception, and the Company strives to develop initiatives and programs that support a positive organizational climate, including through the employee-led Employee Impact Groups (“EIGs”) - formerly known as Diversity and Inclusion Groups. IGT’s people strategy, which among others includes commitments to sustainability, diversity, equity and inclusion, and ethical operations, has been recognized by the 2023 Top Employer Certification for IGT operations in Canada, Italy, and the U.S. ADVANCING RESPONSIBILITY The Company maintains certifications in responsible gaming through both the Global Gambling Guidance Group (G4) and the World Lottery Association. IGT has adopted a positive play approach that encourages all Strategic Report Annual Report and Accounts 2023 Page | 27

Strategic Report

users to apply healthy play behaviors to their game play. IGT believes that it is incumbent upon all stakeholders in the gaming industry to take a proactive approach to problem and underage gambling. Responsible gaming capabilities and features are part of the Company's core products, and IGT is positioned to help customers achieve their responsible gaming goals.

SUPPORTING OUR COMMUNITIES

The Company supports communities through corporate and employee-driven programs. The flagship After School Advantage program is designed to deliver technology and skill development in Science, Technology, Engineering, Arts and Mathematics (STEAM) education to youth. Since 1999, IGT has placed over 360 digital learning centers worldwide, helping children to enhance their educational and work-related skills. The Company also supports communities financially through a charitable giving program that aligns with IGT's Sustainable Development Goals ("SDGs"), further discussed hereafter. Employee-driven programs support the unique passions of employees and promote volunteerism.

FOSTERING SUSTAINABLE OPERATIONS

The Company promotes responsible behaviors throughout its supply chain by requiring suppliers to adhere to its Supplier Code of Conduct, which references compliance with regulations, and promotes human rights and environmental protection. With respect to corporate environmental practices, IGT administers programs that reduce emissions and increase energy efficiency. With the annual compilation of the Company's greenhouse gas inventory, which from 2022 includes all relevant emissions occurring along the value chain, IGT is deploying the initiatives related to the reduction of its greenhouse gas emissions through the Decarbonization Pathway which incorporates targets submitted to the Science Based Targets initiative (SBTi), including a commitment to reach Net-Zero greenhouse gas emissions across the value chain by 2050.

IGT's key priorities inspire four corresponding ambitions that are outlined in the IGT Sustainability Plan:

- Become the employer of choice for the talent of the future, by promoting a positive, diverse, inclusive and equitable work environment, where all employees feel safe and represented, and human rights are protected;
- Contribute to a secure and positive gaming environment, by adhering to the highest ethical standards and promoting positive play concepts;
- Engage with community partners to facilitate opportunities for support, learning and growth, by developing education and support programs in local communities through strategic engagement with reputable organizations whose missions are aligned with IGT's SDGs; and
- Fight climate change, promote circularity, and enhance sustainable procurement, by improving the efficiency of operations through, among other things, improved energy consumption, choosing renewable energy suppliers, and utilizing low environmental impact materials.

IGT's ongoing pledge to sustainable growth within the gaming industry includes the adoption of nine out of 17 SDGs, as included in the 2030 United Nations (UN) Agenda for Sustainable Development. The SDGs are a universal call to action and based on IGT's business activities and sustainability priorities, the Company has identified nine SDGs as key areas of focus: no poverty (SDG 1), good health and well-being (SDG 3), quality education (SDG 4), gender equality (SDG 5), affordable and clean energy (SDG 7), decent work and economic growth (SDG 8), industry innovation and infrastructure (SDG 9), reduced inequalities (SDG 10), and climate action (SDG 13).


1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
13 CLIMATE ACTION
SUSTAINABLE DEVELOPMENT GOALS

The Company also adheres to the United Nations Global Compact ("UN Global Compact"), the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices.

The Company's sustainability efforts are also routinely evaluated by ESG rating agencies.

- In February 2024, IGT received a Management level (B) score from the CDP - formerly known as the Carbon Disclosure Project - recognizing the Company for taking coordinated actions on climate issues.
- In January 2024, IGT received a gold medal sustainability rating from EcoVadis, positioning IGT among the top 5% of global companies rated by EcoVadis. EcoVadis assesses companies using 21 sustainability criteria within the categories of environment, labor and human rights, ethics, and sustainable procurement.
- As of December 2023, IGT received an ESG Rating of AAA from MSCI. MSCI ESG Ratings aim to measure a company's management of financially relevant ESG risks and opportunities.
- In September 2023, IGT achieved a score of 54 from the S&P Corporate Sustainability Assessment ("S&P CSA") and based on this assessment, IGT was included in the 2024 S&P Sustainability Yearbook that distinguishes those companies within their industries

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that have each demonstrated strengths in corporate sustainability. S&P CSA is one of the foremost global sustainability benchmark. • In November 2022, IGT achieved a sector-leading sustainability score from Moody’s ESG Solutions, positioning the Company in the number one spot within the North American hotel, leisure goods, and services sector. Community As a global leader in one of the most regulated industries, IGT has operations across a broad spectrum of regions and cultures. Through a solid commitment to sustainability, IGT strives to be a responsible partner for local and international authorities, customers, and players in markets and jurisdictions where the Company operates. IGT’s Social Impact Committee (“SIC”) oversees funding distribution, and guides IGT’s progress towards meeting its charitable giving goals. The SIC, comprised of senior leaders from several departments and regions, ensures accountability, compliance and transparency within the Company’s charitable giving programs. IGT is determined to have a positive impact on the communities in which the Company operates through corporate and employee-driven community programs. The Company released its first formal Global Community Giving & Engagement Policy in 2022. The policy was created to inform and educate all relevant stakeholders about IGT’s approach in supporting the communities where it operates through corporate and employee-driven activities and provides guidelines on community giving. Community sponsorships are managed through an online giving portal that allows any non-profit organization to request funding or sponsorship. Community requests are reviewed by the SIC to ensure that the organization and its mission align with IGT’s SDGs. In 2023, the Company continued to support organizations that align with IGT’s SDGs. IGT also continued supporting the corporate-driven After School Advantage program and the development of Science, Technology, Engineering and Math (STEM) based curriculum in partnership with the STEM Discovery Center based in the U.K. The curriculum will be offered to After School Advantage programs in the future. Through these initiatives, IGT achieved its corporate Sustainability Plan Community Goal and Target for 2023, i.e. to develop a specific STEM-focused partnership to promote technology and skill development for youth to create talent pools and support underserved communities, thereby encouraging skill development and creating a sustainable workforce for the future. The Company’s corporate-driven Community Ambassador program fosters local community efforts that align with IGT’s SDGs. Through the Community Ambassador program, the Company celebrates Earth Day/Month, International Women’s Day (a partnership with the office of DE&I), Food Insecurity Awareness Month, the Global Giving Month and Literacy Awareness Month, and employees donate or volunteer to causes within their communities through these local community efforts. In 2023, IGT continued to expand virtual volunteering and on-site volunteering with Goodera, IGT’s community engagement vendor that specializes in curating volunteer events across the globe, to increase employee participation when time or distance is a barrier. The Company’s employee-driven programs provide employees the opportunity to give back to their local communities by giving their time, talent, or money. In 2023, the Company expanded one of the employee-driven programs, Dollars for Doers, to include a team grant option for employees who volunteer together with the organization receiving a grant from IGT, to recognize the employees’ volunteering efforts. Responsible gaming Being part of a community at large also means placing a focus on player protection and engaging with key stakeholders for a well-rounded responsible gaming program. IGT maintains close relationships with customers, gaming regulators and researchers to further its support of player protection. The Company also works closely with advocacy and research groups who promote tools to prevent problem gambling, support responsible gaming organizations, and work to prevent underage gambling. IGT’s commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. IGT ensures that employees at all levels and responsibilities are trained to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles such as game designers and contact center associates. Lottery, gaming and digital products and solutions include advanced responsible gaming tools that help safeguard players’ interests and address regulators’ concerns. Supporting this commitment to responsible gaming, IGT published a comprehensive Responsible Gaming Policy for all employees to inform all relevant stakeholders about IGT’s responsible gaming initiatives and commitments. The policy establishes a governance structure for responsible gaming strategy that includes the development of topic-focused working groups that will convene as topics arise and a specific outcome is identified. The Responsible Gaming Policy also addresses employee gambling and establishes a local helpline database for employees who may have concerns about problem gambling for themselves or loved ones. In 2023, IGT refreshed its all-employee responsible gaming training to remind employees of the signs of problem gambling and IGT’s commitment to promoting a positive and informed play environment for all players. The training was created in collaboration with the U.K.- based consultancy firm, Gambling Integrity Services, whose consultants are internationally known and respected in the regulation, gambling and player protection fields. In the same year, the Company also Strategic Report Annual Report and Accounts 2023 Page | 29

gathered feedback from lottery customers with a focus on responsible gaming to help IGT better identify opportunities for continuous improvement. The certifications awarded to IGT by respected gaming industry associations worldwide are a testament to the Company’s commitment to responsible gaming. IGT was the first lottery vendor to receive the World Lottery Association’s Responsible Gaming Standards for Associate Members, covering IGT’s lottery operations and was re-certified in 2021 (such certification is valid for three years). IGT received G4 responsible gaming certification in 2017 and 2019 for its land-based casino operations and digital services, respectively, making it the first supplier to be certified across both operations. In 2020 and 2022, G4 re-certified IGT for both operations simultaneously, and in 2022 IGT also received its first responsible gaming certification for sports betting. All three business segments were re-certified by G4 in 2023. Other initiatives implemented by IGT during 2023 to improve its responsible gaming program include enhanced all-employee training, increased partnerships with researchers, engaged subject-matter experts in responsible gaming and delivery of global presentations focused on IGT’s positive play approach at key industry conferences. As part of a long-standing commitment with The American Gaming Association (AGA), in 2023 IGT supported the Responsible Gaming Education Month, an extension of the Responsible Gaming Education Week created by AGA in 1998 to increase awareness of problem gambling among gaming industry employees and customers and to promote responsible gaming nationwide. IGT also participated in the U.K. Safer Gambling Week with the Betting and Gaming Council, and the Problem Gambling Awareness Month with the National Council on Problem Gambling to promote responsible gaming awareness in the respective jurisdictions. Human rights The Company supports and partners with international institutions and authorities to promote corporate actions that advance societal goals. By joining the UN Global Compact network, IGT strengthens its commitment to human rights principles derived from international conventions such as the International Bill of Human Rights including the UN Universal Declaration of Human Rights and the fundamental Conventions of the International Labor Organization. The first two principles of the UN Global Compact are directly related to human rights and they respectively state that businesses should first, support and respect the protection of internationally proclaimed human rights and second, ensure they are not complicit in human rights violations. IGT identifies these two principles as a main guide for its action towards human rights protection and promotion. In line with the third principle, relating to labor, which states that businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining, IGT recognizes the value of using dialogue and negotiation to achieve positive outcomes in employment practices. The Company abides by non- discriminatory policies and procedures with respect to trade unions and union memberships and their activities, and provides workers’ representatives with appropriate services to assist in the development of effective collective agreements. IGT is involved in collective bargaining in different countries, accommodates specific local laws and regulations, and provides the tools needed for union representatives to perform their duties. To develop specific targets and initiatives to achieve the SDGs, IGT has established an ongoing process focused on promoting internally measures to fight all forms of discrimination, fostering a productive employment environment, guaranteeing fair and favorable working conditions, raising awareness about human rights practices, and supporting the rights of vulnerable groups. Specifically, the process includes measures for the protection of human rights within the Company boundaries, thus minimizing the risk of any human rights violation. IGT’s Human Rights Policy Statement, published at the end of 2021, contains information about commitment, responsibilities, and behaviors in relation to human rights, required from all employees, directors, officers, and consultants, and expected from third parties, agents or representatives who deal with or act on behalf of IGT and its controlled affiliates. Since 2022, all employees have been required to undertake annual training and certification of the Human Rights Policy Statement. Through the Human Rights Policy Statement, IGT recognizes its role as a global organization and its responsibility for promoting human dignity. In 2023, IGT was included in the Human Rights Campaign Foundation’s Corporate Equality Index, which measures LGBTQ+ inclusion in the workplace, in recognition of its commitment to human rights protection. The Company’s approach to diversity, equity and inclusion, equal employment opportunity and non- discrimination, safe workplace and human rights, among others, are also set out in IGT’s Code of Conduct, which serves as a guide to the legal and ethical standards expected of employees. All IGT employees are required to acknowledge the Code of Conduct as soon as they start working for the Company and to undertake annual certification of the Code of Conduct. Responsibilities for health and safety at IGT are shared. The Company is committed to providing, maintaining and promoting a safe, healthy and productive work environment for all employees and ensuring compliance with all applicable environmental health and safety regulations. IGT’s Safe and Healthy Work Environment Policy covers topics such as workplace violence, illegal drug and alcohol use, tobacco use, fitness for duty and Strategic Report Annual Report and Accounts 2023 Page | 30

covers the actions that should be taken if someone needs to report a violation. From an external perspective, IGT focuses on the protection of human rights and the environment along the entire supply chain of the organization. The Company developed the Supplier Code of Conduct which includes requirements related to, among other things, business ethics and regulatory compliance, human rights and labor practices, environmental regulations and protection, responsible mineral sourcing, and health and safety. Suppliers are required to promptly inform IGT of any potential violation of the code. In the event of an actual violation, IGT and a concerned supplier would develop a remediation plan. The code has been sent to selected existing suppliers and is part of the onboarding process for new suppliers. In 2023, IGT developed an ESG supplier qualification questionnaire covering topics such as business ethics, social and inclusive supply chain, environmental management, human rights, health and safety and conflict minerals, aligned to the Supplier Code of Conduct. Suppliers are required to complete and return the questionnaire annually to measure their ESG performance and track their progress towards compliance of the Supplier Code of Conduct. In the same year, IGT also updated the internal Procurement Policy with an extensive ESG section to include language around human rights to prohibit slavery and the use of forced, bonded, or child labor across the supply chain, as well as to prohibit unlawful discrimination and harassment to provide a safe and inclusive work environment. IGT has a zero-tolerance approach to modern slavery and will not support it anywhere in its business or supply chain. The Company is committed to acting ethically and with integrity in all its business dealings and relationships, and to implementing and enforcing effective systems and controls to reduce and possibly prevent the risk of the Company doing business with any entity or individual that practices, or tolerates, or in any way favors modern slavery. As one of its global sustainability initiatives, IGT publishes an annual group Modern Slavery Statement (accessible from IGT’s webpage (www.IGT.com)) in line with the U.K. Modern Slavery Act 2015 to disclose the steps taken to prevent modern slavery. Employee Diversity, Equity and Inclusion; Equal employment At IGT, DE&I are critical to who we are. IGT is actively engaged in building and sustaining a diverse and inclusive company that anticipates and addresses the specific needs of our employees, enabling us to deliver unrivalled products and solutions to our global customers and contribute to the communities where our employees and customers live. In 2022, the Company added “Equity” to the name of the Office of Diversity, Equity and Inclusion to highlight the commitment to meeting the individual needs of all employees, ensuring fairness and access to growth, development, and business opportunities. Subsequently in 2023, IGT published its Diversity, Equity and Inclusion Global Policy which sets out IGT’s stance on DE&I. The Company has seven EIGs, which are employee networks structured around dimensions of diversity and are open to all employees. EIGs provide engagement and development opportunities, help create awareness and inspire conversations of the unique issues faced by employees across the globe, and promote inclusion at every level of the Company. Nearly 17% of the Company’s employees belong to at least one EIG and thousands more participate in engagement and development opportunities, including mentorship programs hosted by our EIGs. The Women’s Inclusion Network, or WIN with IGT, launched their seventh chapter, WIN U.K. The Company’s EIG network has grown to include six organizations with members from IGT offices, business segments and corporate support functions worldwide. IGT became the first gaming supplier to earn the highly respected designation of “Best Place to Work for LGBTQ+ Equality”. In further support of LGBTQ+ inclusion at IGT, the Company implemented training and other initiatives in support of LGBTQ+ employees, including the implementation of Gender Transition Guidelines focused on U.S.-based employees to provide support to employees in the process of gender transition at work, and training to provide support for colleagues, managers, and people partners. Vince Sadusky, the Company’s CEO, co-signed the CEO Action for Diversity and Inclusion, joining more than 2,000 companies dedicated to building a better society by cultivating work environments that empower employees and welcome diverse experiences and perspectives. In addition, IGT joined the United Nations Women Empowerment Principles in alignment with SDG 5 (gender equality), which calls for equal women’s representation, participation and leadership in business globally. The Company launched several initiatives to strengthen the Company’s individual and collective understanding of DE&I. Around 99% of the Company’s employees completed the mandatory Ignite Inclusion in 2023, a multifaceted inclusion learning campaign to elevate DE&I principles, including unconscious bias. On this journey, employees expand knowledge of DE&I concepts through individual learning and have the opportunity to engage with colleagues in a safe, supportive environment. At the same time, leaders throughout IGT participated in training designed to bolster inclusive hiring practices. The Board supported a goal for the CEO and all members of the senior leadership team that focused on DE&I, effectively aligning DE&I goals with business objectives. Additionally, IGT has seen growth in the numbers of people from underrepresented groups within the leadership ranks. For instance: • As of 2023, around 30% of all leaders are women, up over 5% since 2018, and around 15% of all leaders in Strategic Report Annual Report and Accounts 2023 Page | 31

Strategic Report

the U.S. are people of color, the highest in 5 years; and

- About 51% of the hires in the U.S. in 2023 have been people of color.

All IGT employees are invited to participate in training that focuses on building awareness of the Company's global policies relating to human rights, equal employment, anti-harassment and bullying. IGT is committed to providing equal employment opportunities for all applicants and employees based on qualifications. The Company prohibits discrimination on the basis of characteristics such as, race, color, religion, sex, gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, national origin, citizenship, covered veteran status, ancestry, age, physical or mental disability, medical condition, genetic information, or any other legally protected status in accordance with applicable local, state, federal and international laws. To the extent reasonably possible, IGT will accommodate applicants and employees with disabilities, including those who acquire temporary or long-term disabilities during their employment with IGT. In addition, the Company may offer training and other professional development opportunities to employees with disabilities or those who become disabled during their employment. Career development and promotion opportunities for all employees are based on qualifications, therefore disabled persons employed by the Company are not treated unfavorably.

In an effort to gain an even deeper understanding of the varying dimensions of identity within our employee base, including people with disabilities, the Company recently launched the Self-ID program, an optional, confidential and anonymous system where employees can safely disclose and share insights about their identity. The demographic data collected from this portal will allow the Company to have a better understanding of our employees' identities, and thereby better prepare to meet employee needs by creating programs, opportunities for growth and building employee benefits that more closely match our employee population.

IGT values workplace diversity and respect for all employees. The Company follows the principles set by the International Labour Organization's Declaration on Fundamental Principles and Rights at Work in the member countries where the Company operates and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect without discrimination.

IGT regularly updates its policies, outlining the Company's commitment to equal employment opportunities and non-discrimination, thus fostering a work environment that reflects a fair and inclusive culture that values unity and diversity. The Company ensures compliance by implementing practices to execute policies in business conduct and training employees in the application of procedures. IGT takes appropriate disciplinary action, up to and including termination of employment, for violation of the Company's policies; except where prohibited by law or contrary to local collective bargaining agreements. IGT has a specific anti-harassment policy that reflects best practices and addresses company culture, designed to set expectations and standards of behavior required for all IGT employees. Regular trainings and engaging in conversations with employees are important in raising awareness and educating employees about the Company's policies and procedures. The Company's policies and work in these areas has led to the following external recognition:

- High-Ranking Gaming Supplier in 2021, 2022 and 2023 in the All-In Diversity Project All-Index™ report;
- Best Place to Work for Disability Inclusion by the 2023 Disability Equality Index;
- Best Diversity and Inclusion Employer in 2022 and 2023 at the European Casino Awards;
- Best Place to Work for LGBTQ+ Equality in 2022 and Equality 100 Award: Leader in LGBTQ+ Workplace Inclusion in 2023, by the Human Rights Campaign Foundation;
- Diversity and Inclusion award winner at the 2023 Women in Gaming (WIG) Diversity & Employee Wellbeing Awards (London); and
- Top Employer in the U.S. and Canada in 2023 by the Top Employers Institute; Top Employers Italia certification in 2023.

Gender diversity data

as of 31 December 2023

	Male	Female	Total
Directors	8	4	**12**
Senior managers(1)	129	39	**168**
All employees	7,478	3,538	**11,016**

(1) Including 36 directors of subsidiaries.

Communication

The Company utilizes a variety of communication tools and channels to ensure information is appropriately distributed to employees. This includes email, internal social networking, a file-sharing and instant messaging platform, print materials, and an internal website, OneIGT. Across all platforms, information distributed to employees ranges from financial and economic news to organizational updates, new product launches, policies, programs and stories about individual accomplishments, among other topics. Since January 2020, when OneIGT was officially launched, the website has received more than 10 million site visits.

In 2023, IGT also hosted dozens of Company-wide and business unit-wide meetings to provide employees with important information and to field employee questions. Topics included the Company's financial performance, talent development processes, DE&I initiatives, sustainability and the positive impact of IGT employees, and business-specific events highlighting core facets of IGT's operations. These events featured leaders including

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but not limited to the CEO, CFO, the Senior Vice President of People and Transformation, the CEO of Global Lottery, the CEO of Global Gaming and the CEO of PlayDigital. The Company’s CFO answered employee questions during three global events, while the CEO led two global town halls, answering employee questions during both sessions. Independent of events, employees were also encouraged to submit questions through an anonymous feedback channel designed to bolster two-way communication. Additionally, the Senior Vice President of People and Transformation maintained an employee advisory board to solicit input from employees on a range of topics. Employee involvement in the Company’s performance In an effort to promote employee engagement in the performance of the Company, IGT has offered several performance-based programs, including an equity share- award program for employees at a certain level. The award is typically conditioned on a three-year performance cycle, based on the achievement of several predetermined financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability and shareholder alignment, which significantly impacts the overall performance of the Company. IGT also offers a short-term incentive program based on achievement of predetermined fiscal year financial results as well as individual performance against specific predetermined goals. By providing specific participant training on these programs, the Company strengthens employee understanding and engagement in the targeted business performance outcomes. Further, IGT offers an employee recognition program, Spotlight, that provides monetary and non-monetary awards for noteworthy employee contributions, including peer-to-peer recognition. Environment As part of the Company's approach to sustainability, IGT is committed to ensuring that its operations interact with the environment in a socially responsible manner to reduce any environmental impact. The Company’s activities are primarily related to office work, encompassing software implementation, R&D, and administrative work. The Company’s largest offices are in Providence (Rhode Island, U.S.), Reno (Nevada, U.S.), Las Vegas (Nevada, U.S.) and Rome (Italy). IGT’s industrial activities include instant ticket printing in Lakeland (Florida, U.S.) and Tito Scalo (Italy), and gaming machines, lottery and digital betting terminal assembly in Reno, Guadalajara (Mexico), Sydney (Australia), Johannesburg (South Africa) and more recently, Budapest (Hungary). In December 2021, IGT pledged by signing the SBTi Commitment Letter to set science-based targets to reduce greenhouse gas emissions according to scientific evidence. During 2022, IGT completed its first Scope 3 emissions inventory and in October 2022, the Company submitted near-term and long-term science-based targets for validation by the SBTi. Specifically, IGT committed to reduce Scope 1 and Scope 2 emissions (combined) by 50% and Scope 3 emissions by 30% by 2030 compared to 2019, and to reduce both Scope 1, Scope 2 and Scope 3 emissions by 90% by 2050 compared to 2019. Moreover, the Company pledged to reach Net-Zero by 2050, thus offsetting the residual 10% of emissions. These emissions reduction targets were validated by the SBTi in August 2023 and IGT is actively pursuing its Decarbonization Pathway through the implementation of several workstreams throughout the value chain and operations. IGT is committed to improving its environmental performance by implementing environmental management systems certified according to the ISO 14001 Standard. These systems are in place in its Lakeland, Rome, Tito Scalo and Reno sites. Moreover, nine repair depots (in the U.K., Trinidad and Tobago, Slovakia, Mexico, Chile, Spain, Portugal, Jamaica and Czech Republic) are certified ISO 14001 by self- declaration, and the Company plans to self-certify additional depots by 2024. The Company has implemented an ISO 50001 certified Energy Management System for the Rome site since 2011, while the Reno facility holds a Green Globes Certification (equivalent to the previous LEED gold certification awarded by the United States Green Building Council in 2015). Effective and reliable monitoring allows IGT to assess its progress with respect to reaching its environmental commitments. Over the years, the Company has gradually improved its collection and monitoring of environmental data including energy consumption and associated greenhouse gas emissions, water consumption and waste generation. A third-party data collection tool introduced in 2021 to improve the efficacy of data collection has been further refined for the 2022 and 2023 data collection process, allowing for monthly data collection since January 2023. The Company remains committed to reducing the environmental impact of its facilities around the world and has implemented a number of initiatives during 2023, including the replacement of old lighting systems with light emitting diode (“LED”) installations and lightning management. The lighting systems in Rome (Italy) were replaced with LEDs, resulting in energy savings of about 76,000 kWh in 2023. A further reduction in energy consumption of about 66,600 kWh was also achieved in Rome (Italy), supported in part by the central management of interior lighting systems which turn off lights that are not in use. Moreover, the construction of a photovoltaic plant at IGT’s site in Tres Cantos (Spain) completed in 2023. The plant, which includes 54 solar panels with a unitary power equal to 460W, has a total power production capacity of 24.84 kWp. As part of its commitment to reducing its reliance on fossil energy sources, the Company has entered into Strategic Report Annual Report and Accounts 2023 Page | 33

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agreements with energy suppliers with respect to a number of sites - Premstatten (Austria), Moncton (Canada), Bucharest (Romania), Barcelona (Spain), London (U.K.), and the Italian sites dedicated to the lottery business - to purchase electricity from renewable sources, thereby reducing its carbon footprint.

The continued decrease in occupancy rates experienced in several buildings due to an increase in remote or flexible working, also contributed to a reduction in energy consumption.

In aggregate, due to the initiatives above as well as other initiatives, IGT has been able to reduce Scope 1 and Scope 2 gross greenhouse gas emissions by 3% compared to 2022, and by 30% compared to 2019, in line with the trajectory of the targets submitted to the SBTi.

Energy consumption and Greenhouse gas

In accordance with the U.K. Streamlined Energy and Carbon Reporting requirements, this table provides a summary of greenhouse gas emissions and energy data for the Company.

	For the year ended December 31, 2023(1)				For the year ended December 31, 2022(2)			
Global greenhouse gas emissions and energy use data(3)	**UK and offshore**	**Global (excluding UK and offshore)**	**Total**	**Ratio (8)**	**UK and offshore**	**Global (excluding UK and offshore)**	**Total**	**Ratio (8)**
Combustion of fuel and operation of facilities - Scope I emissions (tCO2eq)(4)(6)	24	29,179	**29,203**	-	19	30,191	**30,210**	-
Electricity, heat, steam and cooling purchased for own use - Scope II emissions LB (tCO2eq)(5)(6)	103	26,397	**26,500**	-	173	27,210	**27,383**	-
Electricity, heat, steam and cooling purchased for own use - Scope II emissions MB (tCO2eq)(5)(6)	93	25,367	**25,460**	-	232	25,859	**26,091**	-
Total gross Scope I and Scope II emissions LB (tCO2eq)(6)	**127**	**55,576**	**55,703**	**0.013**	**192**	**57,401**	**57,593**	**0.014**
Total gross Scope I and Scope II emissions MB (tCO2eq)(6)	**117**	**54,546**	**54,663**	**0.013**	**251**	**56,050**	**56,301**	**0.013**
Energy consumption used to calculate above emissions (kWh)(7)	496,619	194,968,554	**195,465,173**	-	738,688	200,415,201	**201,153,889**	-

(1) The 2023 emissions data include best estimates as some data was not readily available for inclusion in this report and could therefore be updated in the next report based on data that will be available after the publication of this report. The updated data will also be published in the IGT 2023 Sustainability Report.

(2) The 2022 emissions data has been updated to align with the data published in the IGT 2022 Sustainability Report.

(3) Scope III emissions, which are indirect emissions that occur in the value chain, are reported in the IGT 2022 Sustainability Report.

(4) Scope I: direct emissions resulting from activities for which the Company is responsible, being emissions related to fuel consumption (including natural gas, diesel, propane and petrol consumption for generators, diesel and gasoline for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants.

Ton CO2eq = data (fuel consumption or refrigerant gas refills) * Emission Factor.

Data was computed for all sites that have provided data on fuel consumption and refrigerant gas refills, including the most energy intensive sites. For sites where such data was not available for inclusion in this report, estimates were calculated based on the best methodologies available to cover all IGT sites.

(5) Scope II LB (location based): electricity consumption only.

Ton CO2eq = kWh * Emission Factor.

Scope II MB (market based): electricity consumption only, considering energy purchased and from renewable sources.

Ton CO2eq = kWh of electricity consumed from non-renewable sources * Emission Factor.

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Data was computed for all sites that have provided data on electricity consumption, including the most energy intensive sites. For sites where such data was not available, estimates were calculated based on the best methodologies available to cover all IGT sites.

(6) The slight decrease in CO2eq Scope I emissions was mainly due to a decrease in gasoline and diesel consumption of vehicle fleet and a decrease in fugitive emission of refrigerant gases.

The decrease in CO2eq Scope II emissions was mainly due to the energy efficiency initiatives implemented at the most energy intensive sites reported above, and to the decrease in building occupancy rate due to an increase in remote or flexible working.

The methodology used is based on voluntary and mandatory greenhouse gas reporting guidance issued by the Greenhouse Gas Protocol.

For greenhouse gas emissions related to electricity with the location-based method, we have used the emission factors issued by the state-based U.S. Environmental Protection Agency (EPA) emission factors for the U.S., the ISPRA (Department for the Geological Service of Italy) emission factors for Italy and the Terna (a large electricity transmission grid operator) emission factors for the remaining countries.

For greenhouse gas emissions related to electricity with the market-based method, we have used the emission factors issued by the state-based U.S. Environmental Protection Agency (EPA) emission factors for the U.S., and the Association of Issuing Bodies (AIB) emission factors for the remaining countries.

For emissions related to fuel consumption and refrigerant gas refills, we have used the emission factors from the U.K. Government Greenhouse Gas Conversion Factors for Company Reporting (DEFRA, 2023).

(7) For fuel and operations energy consumption, we have used the U.K. Government Greenhouse Gas Conversion Factors for Company Reporting (DEFRA, 2023) protocol conversion factors to obtain data expressed in kWh.

(8) The ratio is calculated by dividing total Scope I and Scope II emissions by total revenues in U.S. thousand dollars.

Climate-related financial disclosures

This section is the non-financial and sustainability information statement which contains the climate-related financial disclosures of the Company as required by the regulations.

As outlined on page 27, IGT is committed to sustainability and growing its business responsibly, and has implemented a structured and dedicated governance framework which includes high standards of ESG practices. Climate change is one of the main challenges for the sustainable development of our planet and IGT has identified climate action (SDG 13) as one of its key areas of focus, based on IGT's business activities and sustainability priorities.

Section 414CB(2A) of the CA 2006 requires IGT to provide climate-related financial disclosures in its Annual Report and Accounts for the financial year ended in 2023. To fulfill these reporting requirements, the Company has structured its disclosures around four thematic areas on climate-related risks and opportunities relating to its business:

- **Governance**: describes the governance arrangements (Section 414CB(2A)(a));
- **Risk Management**: describes the identification, assessment and management processes (Section 414CB(2A)(b) and (c));
- **Strategy**: describes the impacts on the Company's business model and strategy (Section 414CB(2A)(c), (d), (e) and (f)); and
- **Metrics & Targets**: describes the key performance indicators used in assessing and managing targets (Section 414CB(2A)(g) and (h)),

inspired by the Task Force on Climate-related Financial Disclosures (TCFD) Recommendations.

Governance

The following diagram sets out IGT's governance arrangements in relation to assessing and managing climate-related risks and opportunities.


Board of Directors
Nominating and Corporate Governance Committee
Audit Committee
Sustainability Steering Committee
Global Sustainability Team
IGT
GOVERNANCE ARRANGEMENTS
CLIMATE RELATED RISKS & OPPORTUNITIES

The Board is ultimately responsible for the oversight of IGT's sustainability and ESG matters and has delegated to the NCGC the responsibility for overseeing the Company's strategy on sustainability and monitoring the implementation of the Company's sustainability program, including with respect to ESG matters. The NCGC is supported by the SSC and management. The chair of the SSC, supported by the Global Sustainability Team, provides sustainability updates (including relating to climate-related and environmental matters) to the NCGC twice a year. The NCGC, in turn, reports to the Board providing periodic updates on the Company's sustainability initiatives, including climate-related and environmental matters.

In addition to its primary governance oversight responsibilities for financial reporting and related disclosures, the Board has delegated risk assessment and management, including climate-related risks, to the

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Audit Committee. In conjunction with the NCGC, the Audit Committee oversees and supports management’s activities in meeting the mandatory climate-related financial disclosures. To further strengthen the competence of the Board on climate-related matters, during 2023, members of both the NCGC and the Audit Committee as well as the CFO participated in an internal training organized by the Global Sustainability Team. The training focused on climate change, providing an understanding and addressing the main impacts of the climate crisis, and included the key pressures and drivers for IGT to addressing climate change. The Directors were also apprised of IGT’s ongoing efforts to meet the mandatory climate-related financial disclosures for 2023, including through the implementation of a climate-related risks and opportunities assessment, with a focus on the TCFD Recommendations, and held two joint meetings during the year to review and discuss the results. Led by the SVP, Marketing, Communications & Sustainability, the SSC has support from senior leaders and other representatives from key functions (including the CFO). The SSC was established to create an aligned sustainability approach across all regions and businesses and is responsible for, among others things, integrating climate-related matters into the Company’s strategy. The SSC represents an integral part of sustainability governance at IGT by overseeing and monitoring the implementation of the IGT Sustainability Plan, which includes management of climate-related risks and opportunities, and reviewing and approving the main activities included in the Decarbonization Pathway. Throughout 2023, the SSC held four meetings to address sustainability matters, during which climate-related matters were also discussed. The Global Sustainability Team supports the IGT-wide sustainability agenda and has a role in overseeing, coordinating, proactively managing and supervising all sustainability initiatives. Specifically, the Global Sustainability Team is responsible for facilitating the conduct of climate-related scenario analyses to assess and manage climate-related risks and opportunities, setting climate-related corporate targets and monitoring progress towards these targets, and managing value chain engagement on climate-related issues. Risk Management The Company recognizes the importance of incorporating climate-related risk and opportunity evaluation into the broader strategic planning efforts, as a means of increasing transparency, accountability, and stakeholder engagement. This knowledge informs risk management strategies and guides decision-making as IGT works towards developing a proactive and effective response to the multifaceted challenges posed by climate change. The results of these analyses would also support the development of the IGT Sustainability Plan, which outlines the commitments, objectives, and actions aimed at addressing climate-related risks and opportunities in a strategic and proactive manner. The Board acknowledges that environmental risks such as natural disasters, including as a result of climate change, may pose significant risks to or opportunities for the business (as set out hereafter). Severe weather and other geological events (including those influenced by climate change) could disrupt the Company’s operations or that of its stakeholders along the value chain. As such, environmental risks, in addition to the broader ESG risks, are also recognized as one of the strategic risks under the Company’s Enterprise Risk Management (“ERM”) program, further details of which may be found in the “Principal Risks and Uncertainties” section of this Strategic Report on page 49. In 2023, the Global Sustainability Team facilitated a separate detailed exercise to identify and assess the nature and significance of relevant risks and opportunities associated with climate change as described hereafter, and the Company is committed to conducting climate- related assessments periodically to continually understand and potentially address the ever-evolving climate challenges. The results of the physical climate-related risks analysis conducted in 2023 were shared and discussed with IGT’s ERM team, and consideration for climate-related risks will be factored into future ERM risk assessments. Climate-related physical risks assessment The climate-related physical risks assessment was based on Representative Concentration Pathways (“RCPs”) and Shared Socioeconomic Pathways (“SSPs”) climate scenarios derived from the Intergovernmental Panel on Climate Change (IPCC). These scenarios provide forward-looking risk assessment up to year 2100 and cover almost all geographies. These RCPs are a set of scenarios used in climate science to explore different potential futures of greenhouse gas emissions and their impact on global climate change. The RCPs capture potential changes in socioeconomic factors over the coming century and each of them corresponds to a different level of greenhouse gas concentration in the atmosphere. The SSP scenarios describe alternative socio-economic futures in the absence of climate policy intervention. These scenarios are used by researchers to assess and study the potential consequences of various levels of emissions and climate policies: • RCP2.6/SSP1: Referred to as the “Lowest Emissions” scenario, this RCP represents a world where strong and immediate emissions reduction measures are taken to limit global warming to well below 2°C above pre-industrial levels; • RCP4.5/SSP2: Corresponding to a world with some climate mitigation measures implemented, this scenario assumes moderate emissions reductions Strategic Report Annual Report and Accounts 2023 Page | 36

and represents a future where emissions peak around mid-century and then start to decline; and • RCP8.5/SSP5: Resulting in the most severe climate change impacts, this “High Emissions” scenario represents a worst-case scenario where greenhouse gas emissions continue to increase throughout the 21st century without significant mitigation efforts, and applied by IGT in its climate-related physical risks assessment, the results of which are reported hereafter under the section headed “Strategy”. The comprehensive climate-related physical risk assessment involved the identification of and exposure to potential physical risks associated with climate change, such as heatwaves, drought, and other extreme weather events, and which may manifest with acute or chronic effects, depending on their magnitude and timeframe. To streamline this process, IGT undertook a careful selection of physical risks that could potentially affect key assets, with geographic location serving as a key criteria and assessed the Company’s exposure to physical risks on 15 key sites. These sites (including production facilities, data centers and office sites) were selected based on a set of pre-determined criteria that considered the number of employees on-site, the size of the facility, the energy consumption levels, and its strategic relevance to IGT. After identifying the main physical risks, the Company evaluated the potential financial impact stemming from physical climate-related risks on IGT's key assets. In this regard, various asset-specific attributes, including its primary use, geographic coordination, main materials of construction, age and lifetime, foundation type, asset value, were considered as part of the assessment. Additionally, other indicators linked to the identified physical risks (such as the type of hazard, severity, period, among others) were used to calculate the damage percentage and estimate the potential financial impacts. The results were computed based on the propension of an asset to be subject to significant hazard intensities given the physical local climate properties. Climate-related transition risks and opportunities assessment The assessment of the primary climate-related transition risks and opportunities in 2023 involved a systematic multi-step approach integrating several key features, including: • Examining the Company’s value chain to understand how climate change might affect the business model and the operations; this examination involved considering the Company’s supplier network and business relationship upon identifying/mapping its critical suppliers and stakeholders; • Considering scenarios developed by the International Energy Agency (IEA) and IPCC to assess future vulnerability to climate change and identify potential pathways and outcomes. In particular, both RCPs and SSPs were considered in the qualitative assessment - RCP2.6/SSP1, RCP4.5/SSP2 and RCP8.5/SSP5; • An understanding of the environmental regulations, both existing and prospective, that could exert and push the Company's transition towards a low-carbon economy. Evolving regulations can have major impacts on the market dynamics, the industry, and the planning of products and strategic initiatives; as such anticipating potential regulatory developments enables the Company to proactively adapt to the evolving regulatory landscape; and • Conducting an analysis of industry reports and peer activities to provide valuable insights into the competitive scenario and further enrich the understanding of potential challenges on the horizon. Following the initial desk analysis as outlined above, a qualitative assessment of conceivable climate-related transition risks that could impact the Company’s operations was performed. This evaluation resulted in a well-rounded perspective of plausible future scenarios, which enabled IGT to identify the potential climate transition risks and enhanced the Company’s preparedness to meet these challenges. A quantitative analysis will be performed in future reporting periods. During 2023, IGT also conducted a qualitative analysis to gain insights into the climate-related opportunities that could potentially be leveraged. This process mirrored the approach taken in the climate-related transition risks analysis and included examining IGT's value chain, climate-related scenarios, external influences including regulatory changes, financial pressures, ESG questionnaires, industry evaluations, and market research. This assessment resulted in the development of a list of potential climate-related opportunities, aligned with the primary categories defined by the TCFD. To ensure relevance to IGT, these identified opportunities were screened and clustered, and a further analysis was undertaken to identify any supplementary opportunities that could be considered. Strategy IGT assessed climate-related risks and opportunities by reference to three different time horizons2: (i) Short-term (2030s); (ii) Medium-term (2035s); and (iii) Long-term (2050s), selected in alignment with the temporal frameworks set for other climate-related initiatives adopted by IGT, including the Science Based Targets’ emission reduction targets set for 2030 and 2050. This multi-time horizons approach provides a holistic perspective on climate-related risks and opportunities as they relate to the Company’s operations and allows understanding of the full range of potential impacts that climate change may have on the business. Strategic Report Annual Report and Accounts 2023 Page | 37 2 The time horizons do not refer to a singular point in time, but to a broader period of time: 2030 corresponds to the 2021-2040 timeframe; 2035 corresponds to the 2021-2050 timeframe; and 2050 corresponds to the timeframe 2041-2070.

Strategic Report

The risks and opportunities assessment performed in 2023 using the three RCPs and SSPs scenarios as detailed in the "Risk Management" section and by reference to the time horizons set out above resulted in the identification of climate-related risks and opportunities that may affect IGT's major assets and operations, as well as their impacts. IGT defines materiality of the actual and potential impacts of physical climate-related risks by reference to the overall group materiality as outlined in the Independent Auditors' Report on page 99. For climate-related transition risks and opportunities, the definition of an indicative rating is assigned based on qualitative aspects (opinions using scientific understanding of climate scenarios) rather than quantitative aspects.

Presented in the tables hereafter are the results of the assessments by reference to the medium-term (2035s) time period, the timeframe deemed to be most significant for IGT's business as it is representative of the typical time range for defining and implementing mid-term strategic and sustainability plans. The tables also include the initiatives that IGT has identified to improve the resilience of its business model and strategy in response to the identified climate-related risks and opportunities. The Company is committed to undertaking further investigation or conducting further feasibility studies to improve and ensure its resilience against climate-related risks and opportunities.

Climate-related physical risks

Potential impact[1]	Materiality[2]	Possible mitigation
Risk: Heat waves and extreme temperature Category: Chronic		
Heatwaves and extreme temperature can affect the demand for cooling or air conditioning services, result in direct damage to property and building materials, and have a profound effect on employee productivity, potentially causing absenteeism, reduced physical performance and overall job performance. These problems are mainly related to the increased global wet bulb temperature (WBGT) - a measure of heat stress in direct sunlight that takes into account temperature, humidity, wind speed and sun angle. Moreover, most of the cooling systems used in IGT's facilities rely on electricity, resulting in higher energy consumption and energy costs. IGT's facility in Reno and Las Vegas (Nevada, U.S.) and Lakeland (Florida, U.S.) are the sites most likely to be affected by heat waves due to their geographical location and weather conditions. The mitigation initiatives already implemented, along with those that may be further considered, will help IGT reduce its dependence on non-renewable energy sources and energy consumption in its facilities, as well as enhance its building resilience to high temperatures. This approach will help the Company to mitigate potential costs associated with heat waves and extreme temperatures.		
• Increase in demand for cooling or air conditioning services • Damage to assets and building materials • Reduced productivity of the employees	SSP 1 - 2.6: Material SSP 2 - 4.5: Material SSP 5 - 8.5: Material	Initiatives already implemented by IGT include: • Installation of photovoltaic systems • Space management efficiency activities Other initiatives which may be considered by IGT include: • Installation of more efficient cooling systems • Installation of renewable energy systems • Installation of more efficient thermal insulation on assets • Creation of green spaces and cooling spaces • Educating employees about heat-related health risks and individual impacts mitigation actions
Risk: Wildfires Category: Acute		
Wildfires poses safety risks, causing damage to buildings and equipment and potentially leading to the destruction of surrounding natural resources. This risk is particularly relevant for facilities located in regions with a drier climate, such as the Nevada geographic area. IGT's sites in Reno and Las Vegas (Nevada, U.S.) are most susceptible to fire risk because of the hot, dry desert climate and surrounding vegetation. The mitigation initiatives that may be evaluated will help IGT increase the fire protection of its buildings and equipment, and help the Company to mitigate the potential costs associated with the risk of wildfires.		
• Damage to assets and equipment	SSP 1 - 2.6: Immaterial SSP 2 - 4.5: Immaterial SSP 5 - 8.5: Immaterial	IGT is yet to implement any initiative but may consider the following: • Improvement of the fire detection and suppression systems • Management of vegetation around assets

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Strategic Report

Potential impact[(1)]	Materiality[(2)]	Possible mitigation
Risk: Heavy snowfalls Category: Acute		
Snowfalls could be more intense due to climate change. Heavy snow can cause damage to buildings and infrastructure, potentially resulting in additional costs for repairs and maintenance. IGT's facility in Reno (Nevada, U.S.) is particularly exposed due to the region's cooler climate and mountainous terrain. The mitigation initiatives that may be evaluated will help IGT increase the protection of its assets and equipment, and help the Company to mitigate the potential costs associated with the risk of heavy snowfall events.		
• Damage to assets and equipment	SSP 1 - 2.6: Immaterial SSP 2 - 4.5: Immaterial SSP 5 - 8.5: Immaterial	IGT is yet to implement any initiative but may consider the following: • Development of snow removal and management plans
Risk: Riverine floods Category: Acute		
Riverine flooding can cause damage to buildings and equipment. In areas where flooding is frequent, companies may need to invest in additional infrastructure and protections to mitigate the risks associated with flooding. IGT's facility in Rome (Italy) may be exposed to risk of river flooding because of its location near the Tiber River. The mitigation initiatives that may be evaluated will help IGT increase the protection of its assets and equipment, and help the Company to mitigate the potential costs associated with the risk of riverine floods.		
• Damage to assets and equipment	SSP 1 - 2.6: Immaterial SSP 2 - 4.5: Immaterial SSP 5 - 8.5: Immaterial	IGT is yet to implement any initiative but may consider the following: • Development of specific plan for flood events

(1) The impacts included in this table concerning climate-related physical risks are potential impacts which could occur over the medium-term (2035s) time period; actual impacts are deemed not to be relevant to date.

(2) Considers the potential financial impact of each physical risk in relation to the three RCP/SSP scenarios by reference to the medium-term (2035s) time period and the overall group materiality as outlined in the Independent Auditors' Report on page 99.

The physical risks assessment identified IGT's sites in Lakeland (Florida, U.S.) and Reno (Nevada, U.S.) most likely to be financially impacted by physical climate-related risks. These facilities are primary locations for critical and strategic activities, including printing, assembly of slots and games, lotteries, and digital betting terminals. The geographical location of each site makes them more vulnerable to the effects of climate change, potentially impacting IGT's operations.

Climate-related transition risks

Potential impact[(1)]	Materiality[(2)]	Possible mitigation
Risk: Environmental regulations and carbon taxes Category: Policy & Legal		
The potential introduction of environmental regulation such as Carbon Taxes could increase the fixed and variable costs associated with carbon emissions. For example, the European Union's Carbon Border Adjustment Mechanism ("CBAM") Regulation requires companies that import products from regions outside the European Union to pay for the carbon emissions generated during the production of those goods. Such legislation could increase the cost of importing electronic components or materials used in the gaming industry, raising the cost of finished products. IGT's failure to manage climate issues could make the Company unprepared to respond to potential future laws or environmental regulations related to Carbon Taxes. The effects of carbon pricing mechanisms, such as CBAM, is expected to be more material in the short-term under a Net Zero scenario. Under a "High Emissions" scenario, no material impact is expected. The mitigation initiatives already implemented, along with those that may be evaluated, will help IGT reduce its CO_2 emissions. This approach will help the Company to mitigate the possible costs associated with environmental regulations and carbon taxes.		

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Strategic Report

Potential impact[(1)]	Materiality[(2)]	Possible mitigation
• Increase in direct costs • Increase in indirect (operating) costs • Increase in capital expenditures • Decrease in access to capital • Decrease in revenues due to reduced demand for products and services • Decrease in revenues due to reduced production capacity	SSP 1 - 2.6: Medium SSP 2 - 4.5: Low SSP 5 - 8.5: Low	Initiatives already implemented by IGT include: • Installation of photovoltaic systems • Replacement of old lighting systems with LED systems • Space management efficiency activities • Purchase of certified renewable energy • Commitment to the Science Based Targets initiative Other initiatives which may be considered by IGT include: • Adoption of low- or no-carbon technologies • Implementation of carbon offset strategies

Risk: Consumer and stakeholder pressure
Category: Market

Growing environmental awareness among consumers and stakeholders is leading to reduced demand for products and services that generate high level of greenhouse gas emissions. The absence of a proactive approach by IGT on these topics could result in a decline in revenues and market share, causing a significant loss of value for the Company. In addition, due to demand to reshape products and services, the Company could also face increased costs associated with technological change and the need to implement new low-carbon solutions. The environmental awareness of customers is expected to be greater under a Net Zero scenario as societies adopt more environmentally friendly practices, versus a "High Emissions" scenario where customers are not as climate conscious.

The mitigation initiatives already implemented, along with those that may be evaluated, will help IGT bring to the market products and services with better environmental performance, while showing greater commitment to integrating sustainability into its organizational structure. This approach will help the Company to mitigate the possible costs associated with consumer and stakeholder pressure.

• Increase in direct costs • Increase in indirect (operating) costs • Increase in capital expenditures • Decrease in revenues due to reduced demand	SSP 1 - 2.6: High SSP 2 - 4.5: Medium SSP 5 - 8.5: Low	Initiatives already implemented by IGT include: • Sourcing of more sustainable raw materials for all lottery products, such as Forest Stewardship Council-certified paper and non-toxic ink Other initiatives which may be considered by IGT include: • Training employees on environmental issues • Promoting sustainability communications • Implementing eco-design solutions for products

Risk: Industry shift to low-carbon technologies
Category: Technology

The ongoing climate transition is leading a wave of innovative and environmentally responsible technologies in the market. As these new, sustainable technologies spread in the gaming industry, IGT may find itself pushed to invest in R&D initiatives with the aim of developing new best practices which entails an increase in the costs of technology investments and training to the employees. Failure to manage these transitions effectively could result in a decline in productivity, increased personnel costs, and long-term value losses. The industry shift toward low-carbon technologies is expected to be faster under a Net Zero scenario as the pressure from the market and society increases, vis-a-vis a "High Emissions" scenario where the pressure is lower.

The mitigation initiatives that may be evaluated will help IGT develop and integrate innovative low-carbon technologies into its products and processes. This approach will help the Company to mitigate the possible costs associated with the industry shift to low-carbon technologies.

• Increase in direct costs • Increase in indirect (operating) costs • Increase in capital expenditures • Decrease in revenues due to reduced production capacity	SSP 1 - 2.6: Low SSP 2 - 4.5: Low SSP 5 - 8.5: Low	IGT is yet to implement any initiative but may consider the following: • Training employees on environmental issues and new technologies • Investment in R&D • Implementing eco-design solutions for products

(1) The impacts included in this table concerning climate-related transition risks are potential impacts which could occur over the medium-term (2035s) time period; actual impacts are deemed not to be relevant to date.

(2) Considers only the potential qualitative impact of each transition risk in relation to the three SSP/RCP scenarios by reference to the medium-term (2035s) time period. IGT plans to model the quantitative impact of transition risks as more data becomes available.

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Strategic Report

Climate-related opportunities

Actual and potential impact[1]	Materiality [2]	Possible actions
Opportunity: Resource management		
Adopting sustainable practices in managing resources, such as energy, raw materials, and water, can help the Company to potentially reduce the environmental impact of its operations and improve efficiency. The initiatives already implemented will help IGT reduce its dependence on non-renewable energy sources for its facilities. This approach will help the Company to achieve costs reduction linked to better resource management.		
• Reduced energy consumption and carbon emissions • Cost savings and greater efficiency • Minimize waste	SSP 1 - 2.6: Low SSP 2 - 4.5: Low SSP 5 - 8.5: Low	Initiatives already implemented by IGT include: • Installation of photovoltaic systems
Opportunity: Products and services efficiency		
Developing energy-efficient products or incorporating eco-features will enable IGT to meet market demand and achieve operational cost savings. Implementing eco-design strategies can help the Company to use more sustainable materials, reduce energy consumption and minimize waste generation. The initiatives that may be evaluated will help IGT develop and integrate innovative low-carbon technologies into its products and processes. This approach will help the Company to capture the cost benefits that can result from products and services efficiency.		
• Reduced production and operating costs • Improved efficiency and profitability • Increased market shares and revenues	SSP 1 - 2.6: Medium SSP 2 - 4.5: Low SSP 5 - 8.5: Low	IGT is yet to implement any initiative but may consider the following: • Adoption of low- or no-carbon technologies • Investment in R&D
Opportunity: Renewable energy		
As the global community increasingly prioritizes the transition to renewable energy source, IGT could take advantage of the growing demand for clean energy solutions and explore the use of renewable energy sources. The initiatives already implemented and that may be evaluated will help IGT reduce its dependence on non-renewable energy sources. This approach will help the Company to capture the cost benefits linked to the use of renewable energy.		
• Reduced carbon footprint • Long term energy costs savings	SSP 1 - 2.6: Medium SSP 2 - 4.5: Low SSP 5 - 8.5: Low	Initiatives already implemented by IGT include: • Installation of photovoltaic systems • Purchase of certified renewable-energy Other initiatives which may be considered by IGT include: • Adoption of low- or no-carbon technologies
Opportunity: Customer satisfaction		
As consumers become more environmentally conscious, there is a growing demand for sustainable products and services. By meeting these demands, companies can improve their customer satisfaction and loyalty, enhance their public image, and potentially access new markets. The initiatives that may be evaluated will help IGT bring to the market products and services with better environmental performance, thereby enabling the Company to capture this growing demand and improve its customer satisfaction.		
• Improved customer satisfaction and loyalty • Enhanced public image • Entry into new markets	SSP 1 - 2.6: High SSP 2 - 4.5: Medium SSP 5 - 8.5: Low	IGT is yet to implement any initiative but may consider the following: • Implementing eco-design solutions for products
Opportunity: Improvement of technologies and resilience		
The transition to a low-carbon economy requires the spread of new and more efficient technologies. New technologies can help to automate tasks, saving time and costs; new processes can help companies to streamline operations, which can also lead to efficiency gains. The initiatives that may be evaluated will help IGT to develop and integrate low-carbon technologies into its products and processes. This approach will help the Company to streamline its operations and improve the overall efficiency.		
• Improved efficiency • Reduced costs • Improved overall profitability • Potentially reduced exposure and improved overall resilience to climate-related risks	SSP 1 - 2.6: Low SSP 2 - 4.5: Low SSP 5 - 8.5: Low	IGT is yet to implement any initiative but may consider the following: • Adoption of low- or no-carbon technologies • Investment in R&D

Annual Report and Accounts 2023

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Strategic Report

Actual and potential impact[1]	Materiality [2]	Possible actions
Opportunity: Legislative and financial benefit		
As governments and financial institutions prioritize sustainability, there are increasing opportunities to access funding, tax incentives, and other benefits for adopting environmentally friendly practices and technologies. The initiatives that may be evaluated will help IGT to develop and integrate innovative low-carbon technologies into its products and processes. This approach may render IGT eligible for access to more funding, tax incentives, and other benefits.		
• Potentially lowered costs of capital • Improved financial stability • Enhanced competitiveness • Improved reputation • Attract environmentally conscious customers and investors	SSP 1 - 2.6: High SSP 2 - 4.5: Medium SSP 5 - 8.5: Low	IGT is yet to implement any initiative but may consider the following: • Adoption of low- or no-carbon technologies • Investment in R&D

(1) The impacts included in this table concerning climate-related opportunities are (i) actual impacts, where the Company has implemented initiatives to address such impacts, and (ii) potential impacts which could occur over the medium-term (2035s) time period, where the Company has yet to implement any initiatives to address such impacts.

(2) Considers only the potential qualitative impact of each opportunity in relation to the three RCP/SSP scenarios by reference to the medium-term (2035s) time period. IGT plans to model the quantitative impact of opportunities as more data becomes available.

Metrics and Targets


IGT's Near-term, Long-term and Net Zero targets as validated by the SBTi
(represents potential emission trend and targets only; does not reflect actual outcome)
Base Year (2019)
1 SBT Near-term (2030)
2 SBT Long-term (2050)
-50% S1 + S2
-30% S3
-90% S1 + S2
-90% S3
Scope 1, Scope 2 and Scope 3 emissions (tons CO2eq/year)
Scope 3 (S3)
Scope 1 (S1) + Scope 2 (S2)
2019
2020
2021
2030
2047
2048
2049
2050
2051
3 SBT Net Zero
Offsetting the 10% residual emissions

Near-term targets to be achieved by 2030 (from 2019)
- Reduce absolute Scope 1 and Scope 2 greenhouse gas emissions by 50%
- Reduce absolute Scope 3 greenhouse gas emissions by 30%

Long-term targets to be achieved by 2050 (from 2019)
- Reduce absolute Scope 1 and Scope 2 greenhouse gas emissions by 90%
- Reduce absolute Scope 3 greenhouse gas emissions by 90%; offset the residual 10% of emissions by 2050

As outlined in the "Environment" section on page 33 , IGT is strengthening its efforts to limit its climate change impacts according to scientific evidence by joining the SBTi and committing to reduce near- and long-term emissions reduction targets spanning across Scope 1, Scope 2 and Scope 3 categories, in line with the SBTi's criteria. Such targets, also validated by the SBTi, allow IGT to address climate risks, mitigate potential climate impacts such as costs related to carbon pricing, and seize transition-related climate opportunities. IGT may consider establishing additional targets and KPIs not linked to the SBTi commitment to proactively manage climate-related risks and realize climate-related opportunities.

IGT's Decarbonization Pathway is designed to achieve the SBTi targets set out above and defines several workstreams to investigate and implement potential greenhouse gas emission reduction initiatives, closely linked to its business operations. Further details relating to the Decarbonization Pathway can be found in the "Environment" section on page 33.

IGT assesses and reports its greenhouse gas emission inventory across all Scope 1, Scope 2 and Scope 3 categories on an annual basis, hence the quantification of the CO2e emissions, serves as key performance indicators (KPIs) to monitor progress towards the

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achievement of the SBTi targets. This undertaking also enables the Company to understand the full extent of its carbon footprint and enhances its ability to provide a more comprehensive disclosure to its stakeholders. IGT’s greenhouse gas emission inventory is in line with the trajectory of the targets submitted to the SBTi. For IGT’s greenhouse gas Scope 1 and Scope 2 emissions data, along with details on the assumptions and methodology used in the calculation, please refer to the “Environment” section on page 33. Scope 3 emissions were computed according to the Greenhouse Gas Protocol methodology using mainly the emission factors issued by Ecoinvent, the U.K. Department for Environment, Food & Rural Affairs (DEFRA), and Agence de la transition écologique (ADEME). The following categories were included in the computation of Scope 3 emissions: Purchased Goods and Services; Capital Goods; Fuel and Energy Related Activities; Upstream Transportation and Distribution; Waste Generated in Operations; Business Travel; Employee Commuting; Upstream Leased Assets; Downstream Transportation and Distribution; Use of Products Sold; End-of-Life Treatment of Products Sold; Downstream Leased Assets; and Investments. Strategic Report Annual Report and Accounts 2023 Page | 43

Section 172(1) Statement Section 172(1) of the CA 2006 requires a director of a company to act in a way that he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole. In doing so, the directors must have regard, among other matters, to (a) the likely consequences of any decision in the long-term; (b) the interests of the company’s employees; (c) the need to foster the company’s business relationships with suppliers, customers and others; (d) the impact of the company's operations on the community and the environment; (e) the desirability of the company maintaining a reputation for high standards of business conduct; and (f) the need to act fairly as between members of the company. The Board is responsible for formulating and overseeing the implementation of the Company’s strategy to achieve long- term success, hence during the past year the Directors considered each matter which came before the Board and its committees from a long-term impact perspective, including with respect to the interests of IGT’s employees and other stakeholders. The Board and its committees received from management, reviewed and discussed information and reports relating to operations across IGT within their respective remit, keeping into account the interests, views and priorities of key stakeholders. The Chairperson of each Board committee regularly reported to the Board on the outcome of those reviews and discussions, including opinions and proposals on matters considered. To ensure the effective contribution of each participant in the interest of productive discussions and informed decisions, the Chairpersons of the Board and its committees in collaboration with the Corporate Secretary team and other executives of the Company required that meeting materials contain appropriate and complete information, and be submitted to Directors in a clear form and a timely fashion. Feedback from and engagement with key stakeholders was continuously pursued throughout the year to supplement the internally provided information and standpoint. Our stakeholders The Company’s key stakeholders, the main initiatives taken by the Company and management’s commitment to keep a two-way communication and ultimately enhance the Company’s relationships with them are described in this section. The Directors also participate in stakeholder engagement events, as indicated, which support their understanding of key issues and challenges, which can then be factored into future decision making. REGULATORS IGT’s activities are subject to extensive and complex governmental and regulatory requirements, which are constantly evolving and may vary from jurisdiction to jurisdiction. We continue to build on our well-established local presence and relationships with regulators in the countries where IGT operates around the world. • Cooperation with regulatory authorities to maintain, renew and expand, as appropriate, our global regulatory licensing portfolio; attendance to personal interviews as well as corporate visits and routine investigations. • Regular meetings with public authorities and institutions at local and global levels to actively provide updates on the development of the Company’s operations and to demonstrate integrity, knowledge and expertise in the conduct of the business. • Various engagements with gaming authorities and industry groups to expand IGT’s responsible gaming product reputation and offerings above and beyond jurisdictional regulations. • Ensures that the Company understands and is meeting its evolving regulatory obligations. • Allows the Company to remain up-to- date on political and regulatory trends in the jurisdictions where it does business. • Enables the Company to introduce technological and product innovations in compliance with regulatory requirements in force in various jurisdictions. • Helps improve institutional relationships and reinforces the perception of the Company as a reliable partner. Engagement Impact Strategic Report Annual Report and Accounts 2023 Page | 44

SHAREHOLDERS / INVESTORS Our retail and institutional shareholders are the owners of the Company, and we want them to be best positioned to follow the performance of the Company through our continuing and periodic reporting. We maintain regular and proactive dialogue with our shareholders, potential new investors, proxy advisors, rating agencies and analysts, including on announced strategic initiatives, changes or achievements. • Numerous conferences and meetings, including equity and leveraged finance conferences, which provided opportunity for analysts and actual or potential investors to directly interact with management. • Several in-person and virtual non-deal roadshows, in addition to hundreds of ad-hoc, one-on-one meetings with selected members of the investment community; hosted analysts and investors at ICE and G2E tradeshows. • Hosted group meetings at our Providence headquarters focused on Lottery, and Las Vegas visits focused on Gaming, providing opportunity for analysts and investors to engage with segment-level leadership. • One-to-one meetings with our top institutional holders to discuss ESG topics of interest. • Engagement of Executive Chair with select large shareholders. • Engagement with proxy advisory firms for insights on best practices on governance and executive compensation, as well as ESG and other matters. • Facilitates open dialogue between the Company and its shareholders. • Allows communication and illustration of key developments and significant events to investors. • Helps management and the Board understand investor sentiment or reaction, particularly on strategic matters. • Supports the share market performance. • Attracts new capital investments to support the Company’s business needs. EMPLOYEES Employees are key contributors to business success and IGT promotes their wellbeing while listening to, respecting and valuing their ideas, suggestions and expectations to more effectively deal with the challenges posed in today’s gaming market. • Employee events, including more than 40 town halls, leadership forums, as well as lunches and volunteer opportunities ran by local IGT leadership councils, to ensure employees are knowledgeable about the Company’s business development, strategy and performance; some of these events were also attended by Directors. • Employee communication, with distribution of weekly newsletters highlighting stories from the business and individuals, to ensure employees are more knowledgeable about each other and the Company. • IGT’s “listening strategy” which encompasses MyVoice employee engagement survey tool along with a hiring manager/candidate/on- boarding/exiting employee survey tool, as well as YourIGT anonymous feedback tool available to employees on the intranet 24/7, to gather constant feedback from employees on where the Company did well and where it needs to do more. • Employee training webinars covering topics such as goal setting, performance feedback, career and professional development conversations, and Digital Academy to create and cultivate a digital mindset. • Specific initiatives to further embed inclusion within the business, such as The “Power of We” DE&I podcast, Courageous Conversations (curated, facilitated inclusion learning forums) and the DE&I Spotlight (employee inclusion storytelling format) and sessions planned by our Employee Impact Groups, many of which provided learning and professional development opportunities and community building across a range of employee demographics. • The Employee Advisory Committee which comprises of a diverse group of employees worldwide advised the Global Head of People and Transformation function on a variety of topics. See section headed “Communication” on page 32 for further discussions on communication with employees. • Allows communication of key business developments and performance results and goals across the organization. • Allows management to receive and consider employee views on key issues and to provide feedback to the Compensation Committee and/or the Board on human capital management matters such as employee engagement and DE&I. • Helps inform future decisions impacting employees. • Boosts employee motivation, enhances loyalty and reinforces the sense of belonging to the Company. Engagement Impact Strategic Report Annual Report and Accounts 2023 Page | 45

PLAYERS AND CUSTOMERS IGT works closely with its customers to help them attract and retain new players and conducts extensive research on new and existing products and solutions to understand player behavior and ensure optimal player experiences in a safe and protected environment. • A variety of customer and industry events, including trade shows such as the Global Gaming Expo (G2E), ICE London and its Consumer Protection Zone, Indian Gaming Tradeshow & Convention (IGA), Oklahoma Indian Gaming Association (OIGA), Northwest Indian Gaming Association (NWIGA), Australasian Gaming Expo (AGE), EL Industry Days, National Association of State and Provincial Lotteries (NASPL) Trade Show, Asia Pacific Lottery Association (APLA) Seminar and XVIII Congreso de CIBELAE; some of these events were also attended by Directors. • Gaming and lottery industry association conferences, seminars, dialogues (e.g. EL/WLA CSR/RG Seminar, EL Communications Workshop, NASPL Professional Development Seminar, PGRI Lottery Smart-Tech Conference, CIBELAE Social Responsibility Seminar, and MGS Summit in Macau) and panel discussions with other industry thought leaders (e.g. PGRI Retail Modernization, PGRI Digital Lottery, PGRI Lottery Expo, PGRI Women Initiative in Lottery Leadership (WILL) and La Fleurs); some of these events were also attended by Directors. • Numerous customer forums throughout the world, in-venue product launch activations, innovation seminars, retail webinars, workshops and training. • Contact centers and feedback from customers through satisfaction surveys, scorecards, trade marketing surveys on new products and services, survey research and in person customer reviews. • Collaboration with and supporting a wide variety of stakeholders, including problem gambling researchers such as the International Center on Responsible Gaming (ICRG), organizations dedicated to promoting awareness, and policy makers with the goal of supporting responsible gaming. • Allows sharing of experiences, best practices and other retailer insights from IGT leadership’s standpoint. • Helps understand challenges and opportunities facing the gaming industry and stay enlightened on public policy issues. • Serves as a platform to gain better understanding of customers’ ever- changing needs and how well the Company is meeting customer needs. • Opportunity to provide incremental brand awareness. • Opportunity to build relationship and network, reinforce IGT’s position in the gaming industry, and to attract and win customers. SUPPLIERS Suppliers play a key role in IGT’s ability to support its customers’ requirements. We work with suppliers that can ensure high quality products and services and meet high economic, ethical, and socio-environmental standards. • Regular meetings with existing and prospective suppliers. • Periodic visits to and inspections on strategic suppliers to review commercial and quality issues, and other business-related topics; periodic business and quality reviews on direct material suppliers. • Engagement with key suppliers with respect to IGT’s Decarbonization Pathway. • Feedback from our top direct material, consumable and indirect suppliers on ESG topics through the annual ESG supplier questionnaire introduced in 2023. • Helps understand suppliers’ challenges and favors closer collaboration with the Company to resolve them. • Provides suppliers with the relevant feedback to help IGT meet its customers’ expectations for quality, cost and timely delivery of its products and services. • Allows integration of sustainability along the entire value chain and improves ESG impact in the Company’s daily operations. • Provides insights into suppliers’ ESG performance and areas for improvement. • Ensures substantive content to and simplifies Board approval of IGT’s annual Modern Slavery Statement. Engagement Impact Strategic Report Annual Report and Accounts 2023 Page | 46

COMMUNITY We are committed to community involvement through dedicated corporate and employee-driven programs that enrich and strengthen the communities in the areas where we operate, while at the same time supporting IGT’s sustainability goals. • Active engagement and partnership with organizations that align with the Company’s overall support endeavors and provide employees with the opportunity to give back to their local communities, such as the American Heart Association, St. Baldricks Foundation, and Rhode Island Community Food Bank. • Various local community engagement events and initiatives, such as Earth Month, Global Giving Month, Literacy Awareness Month, Food Insecurity Awareness Month, Rhode Island Leadership Council’s luncheons (also attended by our Executive Directors), and Holiday Giving. • Regular engagement with local community After School Advantage programs to expand digital literacy and technology learning opportunities to local youth. See “Sustainability - Community” on page 29, for community activities carried out by the Company. • Allows the Company to create and maintain ties with local communities that may reinforce its reputation and instill a sense of proximity and engagement on common good initiatives. • Allows employees to participate in and experience the positive effect the Company has on their local communities. • Fosters initiatives to align with the United Nation’s SDGs adopted by the Company. Engagement Impact Key decisions Set out below are examples of key decisions taken in 2023 with due consideration of the Company’s key stakeholders. Financing Stakeholders considered: In February 2023, the Board approved the redemption of the Company’s Euro Senior Secured Notes due 2024 and Dollar Senior Secured Notes due 2025 during the first quarter of 2023, subject to IGT’s receipt of sufficient proceeds under its senior revolving credit facilities to complete such redemption. A full redemption of its Euro Senior Secured Notes due 2024 was also approved by the Board in October 2023. These transactions represent a follow-up to the capital structure initiatives executed over the last few years to bolster IGT’s credit profile, taking advantage of better market conditions from time to time. The decision also helped improve the outlook for IGT’s liquidity position, protect the long-term value of the business for the benefit of the Company’s stakeholders, further strengthen the Company’s financial resilience, protect shareholder value and meet stakeholder expectations on resource deployment and allocation. The Board also believes that liability management is an effective means to reinforce ties and build trust with external stakeholders, including investors, lenders, suppliers, customers and regulators. Distributable reserves Stakeholders considered: The Board sought shareholder approval at the 2023 AGM to approve the creation of up to $4 billion of additional distributable reserves by using the revaluation reserve created on the standalone accounts of the Company following a change in the Company’s accounting policy applicable to the measurement of investments in subsidiaries. The proposal, which was supported by shareholders, increased the Company’s distributable reserves which, in turn, increased its flexibility to manage and allocate the Company’s equity capital, to pay cash dividends, to make distributions in cash or in kind (including shares in subsidiaries) and to repurchase its ordinary shares. Sony licensing Stakeholders considered: In June 2023, the Board approved a 10-year licensing agreement with Sony Pictures Television (“Sony”) that grants the Company the exclusive rights to the Wheel of Fortune brand across gaming, lottery, iGaming and iLottery and includes rights to distribute the relevant content for free-to-play social casinos, extending the Company’s partnership with Sony which dates back to 1996. In securing the exclusive license, IGT can maximize returns and advance its legacy of creating omnichannel Wheel of Fortune games that generate demand and award prolific jackpots, allowing the Company to realize greater long-term business value for the benefit of the Company’s stakeholders and obtain higher efficiency as we continue to pursue sustainable growth and meet stakeholder expectations. Strategic Report Annual Report and Accounts 2023 Page | 47

California Lottery Stakeholders considered: The Board approved a contract amendment for a seven- year extension with the California Lottery, the second largest lottery in the U.S., to continue as its primary lottery technology provider. As part of the contract amendment, IGT will, among other things, upgrade the California Lottery's current IGT-provided second-chance platform to the Company's latest cloud-based platform, which is now a part of IGT's OMNIA™ lottery solution. Deployment to the cloud will also offer enhanced flexibility and reliability and allow for accelerated innovation. IGT and the California Lottery have enjoyed a long and successful partnership for more than three decades, and through the extension, IGT can strengthen its recurring revenue stream for Lottery and continue to support California’s public schools, while allowing the Company to realize greater long-term business value for the benefit of the Company’s stakeholders. Potential strategic alternatives for Global Gaming and PlayDigital Stakeholders considered: In June 2023, the Company announced that the Board would evaluate potential strategic alternatives for the Company's Global Gaming and PlayDigital segments with the goal of unlocking the full value of IGT’s portfolio. The Board considered a broad range of potential alternatives, with an agreement reached with Everi on February 28, 2024 to merge the Global Gaming and PlayDigital businesses into Everi following the separation of the Global Gaming and PlayDigital businesses, with an anticipated closing in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholder approvals and other customary closing conditions. To support the Board in its assessment of potential transactions, including the separation and divestiture, the Company retained advisors, legal counsel, and consultants who will continue to support the Company through closing. The review is consistent with the Company’s approach over the past years to sharpen its strategic focus by reorganizing around core product verticals, monetizing non-core assets, reducing structural costs and significantly improving its credit profile, and allows the Company to assess opportunities that may enhance value for its shareholders and deliver long-term growth and profit targets. Strategic Report Annual Report and Accounts 2023 Page | 48

Principal Risks and Uncertainties The Company faces a number of risks which could impact the achievement of its corporate objectives. These risks can be caused by factors internal or external to the Company. While it is not possible to identify or anticipate every potential risk due to the changing business environment, the Company has an established Enterprise Risk Management (“ERM”) program to identify, assess, manage, report and monitor key risks. The ERM program also monitors multiple news and information sources, and works with leading external risk research and advisory companies, in collaboration with participants from a variety of industries, to gauge and track the emerging risk landscape to help identify potential emerging risks. The Company has the following ERM model in place to help ensure there is effective risk governance and that sound risk management practices are established and adhered to. Generally, risks are assessed on both an inherent basis (i.e. the theoretical risk if there were no mitigating controls in place) and a residual basis (i.e. the risk that remains after considering and assessing the effectiveness of controls). The assessment methodology incorporates a determination of the risk likelihood and the potential financial, regulatory and reputational impacts as well as impacts on IGT’s strategic objectives and operations/customers. In addition, a determination is made as to whether risks have an ESG/sustainability component. It also includes an evaluation of the operating and design effectiveness of such risk’s controls. IGT’s ERM mission is to provide the Board and its Audit Committee, IGT’s Global Compliance Governance Committee and the senior leadership team with actionable insights and intelligence to enable confident and effective risk-informed decision-making. To this end, the results of risk and control self-assessments of select risks in IGT’s risk register are reported to the Audit Committee regularly. Strategic Report Annual Report and Accounts 2023 Page | 49

IGT’s risk categorization Strategic Risks arising from the fundamental business decisions that senior management makes concerning IGT’s strategy and objectives and can also relate to management’s ability to anticipate and react to changing economic, operating, environmental, or other external conditions Operational Risks arising out of IGT’s daily tactical business activities and are the result of inadequate or failed internal processes and systems, human error and misconduct, or external events (e.g., natural disaster). Operational risks exclude those specific to Technology and Information Security Risks Government, Regulatory and Legal Risks as a result of intentional or inadvertent violations of, or non compliance with, applicable laws, regulations, codes of conduct, or organizational and/or ethical standards of practice by the actions or inactions of employees, suppliers, third parties, etc. Technology and Information Security IGT’s exposure to harm or loss resulting from breach of, or attacks on, IGT’s information systems, or the risk of possible loss or harm related to the breach or inadequate management of technology infrastructure, or the unauthorized use of technology within IGT resulting in theft or loss of information to IGT’s strategy, businesses, products, customers, or employees Financial Risks relating to IGT’s ability to acquire, manage and deploy its financial resources and prudently manage the financial risks associated with it The potential impact of IGT’s top key risks, and the primary mitigating controls in place to manage their impact, are as follows: Strategic Talent The Company’s ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company’s continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company’s ability to develop successful products and could cause delays in getting new products to market. • We develop and update succession plans for key roles. • We provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. • We invest in training and career development opportunities for our people to support them in their careers. • We strive to create a fair and inclusive culture that values unity, diversity, and belonging in our people, players, customers, and communities. Increased competition The industries in which the Company operates are dynamic and evolving, with new and emerging products, services, technologies, innovations, participants, and competitors. The Company’s future success will depend, in part, on its ability to successfully navigate and lead in this changing competitive landscape in order to maintain or increase its market share, attract new customers and players and retain existing ones, and develop innovative services, products, and distribution methods/systems. Increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position. • We devote significant time and resources to researching and developing innovative services, products, and distribution methods/systems. Key Risk Impact Mitigation Strategic Report Annual Report and Accounts 2023 Page | 50

Environmental, social and governance (ESG) Stakeholders demand greater corporate accountability, transparency and sustainability and want to know how organizations are affecting the environment, how they treat their employees, customers and communities, and if they conduct their business ethically. The Company is expected to be able to implement best practices or effectively manage, and meet stakeholder expectations around, evolving ESG issues such as greenhouse gas emissions, tracking or monitoring emissions, responsible gaming, community support initiatives, sustainable operations and compliance with relevant laws and regulations. The Company’s ESG practices may influence investment and business decisions of investors and business partners, respectively. • We strive to develop ESG initiatives and programs, such as the forward-looking global Sustainability Plan, that drive the Company towards its priorities and ambitions. • We maintain certifications in responsible gaming and offer responsible gaming features as part of our core products. • We support the community through corporate and employee driven programs. Operational Contract manufacturing and supply chain The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources the manufacturing and assembly of certain gaming and lottery terminals to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet defined quality standards and production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules. • We put in place multiple mitigation strategies to reduce the impact of supply chain and parts shortages, including adjusting delivery and production schedules. • We continue to monitor the extent of the supply chain and parts shortages and its impact on the Company’s operations. Product integrity The real and perceived integrity and security of the Company’s products and systems are critical to its ability to attract customers and players. The Company could be negatively impacted if there is a real, perceived, or alleged lack of integrity or security of its products or systems, or there are other product flaws or defects, or if the Company’s products, games and/or systems are used or accessed in a way that the Company does not authorize or intend. • We devote significant time and resources to researching and developing quality products that meet exacting specifications and expectations around integrity. • There are robust quality assurance and product approval processes. Government, Regulatory and Legal Regulatory suitability and licensing The Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company conducts business. The Company’s operations may be impacted if the Company is unable to obtain a privileged gaming license or have a privileged gaming license revoked by a regulatory authority. • Regulatory suitability and licensing are centrally coordinated by a dedicated team with the objective of obtaining and maintaining our privileged gaming licenses. Key Risk Impact Mitigation Strategic Report Annual Report and Accounts 2023 Page | 51

Technology and Information Security External cyberattacks The Company's business involves the storage and transmission of confidential business and personal information, and theft, security breaches, or unauthorized access of a Company system may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses, liability exposure, reputational harm, and loss of consumer confidence in the integrity and security of the Company’s products and systems. Cyberattacks on businesses, including those targeting the gaming industry, are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature, and the Company believes that risks and exposures related to cybersecurity will remain high for the foreseeable future. Any failure, compromise, or breach of the Company's security measures that results in the release of confidential business and/or personal information could seriously harm the Company’s reputation and have a materially adverse effect on the results of operations, business, financial condition or prospects of the Company and the Company’s customers. Additionally, cyberattacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable. • We continuously implement and improve network security measures and data protection safeguards to prevent or detect cyberattacks. • We put in place and improve our internal policies and procedures, and also hold insurance policies that can mitigate losses incurred due to cyberattacks. Financial Leverage and indebtedness The Company relies on its ability to obtain funding in order to operate its business, meet its obligations, and fund growth. Should the Company exceed or not meet desired leverage and/or indebtedness levels or targets, it could result in debt agreement covenant breaches, credit rating downgrades, or an inability or reduced ability to access additional funds, if needed, thereby potentially impacting current operations and future success. • We have robust, centrally coordinated processes around financial planning, analysis, forecasting, KPI monitoring, and reporting. • We maintain a deep, diversified, and stable pool of banking partners and maintain regular dialogue with rating agencies. • We have and can employ a variety of tools, including portfolio optimization and disposals, dual currency access to capital markets, and strategic and operational adjustments. Key Risk Impact Mitigation The Company also faces other risks and uncertainties in its operations. For example: • The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue. • The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts with its customers. The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects. • Adverse changes in discretionary consumer spending and behavior, including as a result of the occurrence or perception of economic slowdown, rising interest rates and/or inflation, may adversely affect the demand for gaming and overall economic trends specific to the gaming industry and the Company's business. • The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non- performance by the Company. Strategic Report Annual Report and Accounts 2023 Page | 52

• If the Company is unable to protect its intellectual property, unable to prevent its unauthorized use by third parties, or unable to license intellectual property from third parties, its ability to compete in the market may be harmed. • The Company’s inability to successfully complete and integrate acquisitions could limit its future growth or otherwise be disruptive to its ongoing business, and divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows. • The Company may not complete the separation of the Global Gaming and PlayDigital businesses and subsequent merger of the Global Gaming and PlayDigital businesses into Everi within the time frame anticipated or at all, and the pendency of such transaction with Everi could adversely affect our business and operations. • The Company’s results of operations, cash flows and financial condition could be affected by public health issues, geopolitical instability and other potentially disruptive events in the locations where the Company’s customers, suppliers or regulators operate. • The Company is subject to physical risks relating to climate change and transitional risks relating to governmental and societal responses to climate change. • The Company faces risks related to the extensive and complex governmental regulation applicable to its operations, and is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs. • The concentrated voting power held by De Agostini may limit other shareholders’ ability to influence corporate decisions. • Changes to U.S. and foreign tax laws could adversely affect the Company. • Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares, and operate its business. • The Company’s results of operations may be negatively impacted if any impairment of goodwill or intangible assets is determined. • The establishment and utilization of alternative reference rates may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars. • Fluctuations in foreign currency exchange rates affect our reported operating results and may also impact our ability to accurately predict our future results. This Strategic Report was approved by the Board on March 21, 2024 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 22, 2024 Strategic Report Annual Report and Accounts 2023 Page | 53

Directors' Report

This Directors' Report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended.

Governance

Our Board of Directors

The Directors are responsible for the management of the Company's business, for which purpose they may exercise all of the powers of the Company whether relating to the management of the business or not.

The Directors for the financial year ended December 31, 2023 were: Marco Sala (Executive Chair), James McCann (Vice Chairperson and Lead Independent Director), Vincent Sadusky (CEO), Massimiliano Chiara (CFO), Alberto Dessy, Marco Drago, Ashley M. Hunter, Heather McGregor, Lorenzo Pellicioli, Maria Pinelli, Samantha Ravich and Gianmario Tondato Da Ruos.

The Board is currently comprised of (i) seven independent directors including James McCann, and (ii) five non-independent directors - Marco Sala, Vincent Sadusky, Massimiliano Chiara, Lorenzo Pellicioli, and Marco Drago. Messrs. Drago and Pellicioli are the Chairman Emeritus and Chairman, respectively, of the board of directors of De Agostini, the Company's controlling shareholder.


Role
Executive
Non-executive
3; 25.0%
9; 75.0%
Independence
Independent
Non-independent
7; 58.3%
5; 41.7%
Tenure
0 to <5 years
5 to <9 years
4; 33.3%
8; 66.7%
Gender diversity
Female representation
4; 33.3%
Ethnic diversity
Ethnically diverse
1; 8.3%

Skills and Experience as reported by Directors	International experience	Other public company experience	Accounting / Financial reporting	Legal / Regulatory / Risk	Customer / Retail	Digital / Technology	Institutional	Environmental, social and governance
Massimiliano Chiara	●	●	●	●				●
Alberto Dessy	●	●	●					●
Marco Drago	●		●				●	●
Ashley M. Hunter	●			●		●		●
James McCann	●	●			●	●		●
Heather McGregor	●	●	●	●			●	
Lorenzo Pellicioli	●		●	●			●	●
Maria Pinelli	●	●	●	●	●	●	●	●
Samantha Ravich*	●			●		●		●
Vincent Sadusky	●	●	●	●		●		
Marco Sala	●	●			●		●	●
Gianmario Tondato Da Ruos	●	●	●		●			●

** Cybersecurity expert*

Marco Drago announced on March 21, 2024 that he will step down from his role as a Non-Executive Director and depart from the Board at the conclusion of the Company's AGM on May 14, 2024.

On March 21, 2024, Enrico Drago has been appointed by the Board as a Non-Executive Director effective April 1, 2024. Resignation from his current role of CEO of PlayDigital will be effective on the same date.

Annual Report and Accounts 2023 Page | 54

Marco Sala Executive Chair; Executive Director Age 64 Appointed to the Board April 2015 Professional experience • Notable roles ◦ Executive Chair of the Board since January 2022 ◦ CEO of De Agostini S.p.A., IGT’s controlling shareholder, since June 2022 ◦ Chairman and CEO of DeA Capital S.p.A. since April 2022 and April 2023, respectively ◦ Previously served as CEO of the Company from April 2015 to January 2022 ◦ Previously served as a director of Opap from 2003 to 2019 • 38 total years of professional experience. Education and Professional credentials • Bocconi University, Milan, Italy ◦ Bachelor of Science, Major in Business and Economics James F. McCann Vice Chairperson and Lead Independent Director Age 72 Appointed to the Board April 2015 Committee membership Ⓝ Professional experience • Notable roles ◦ Chairman of 1-800-Flowers.com, Inc., a position held since June 2016 upon stepping down as Chief Executive Officer ◦ Chairman of Worth Media Group, a publishing and event company ◦ Director of Amyris Inc., a position held since 2019, where he chairs the Leadership Development, Inclusion and Compensation Committee and sits as a member of the Nominating and Corporate Governance Committee ◦ Previously served as Chair and CEO of Clarim Acquisition Corporation, a blank-check company targeting consumer-facing e-commerce, from 2020-2022 ◦ Previously served as Chairman of the Board of Directors of Willis Watson Towers from January 2016 to January 2019, as well as Chairman of the Nominating and Governance Committee until his retirement in May 2019 • 52 total years of professional experience Education and Professional credentials • John Jay College, New York City, New York ◦ Bachelor of Arts, Psychology Massimiliano (Max) Chiara Chief Financial Officer; Executive Director Age 55 Appointed to the Board April 2020 Professional experience • Notable roles ◦ Executive Vice President, Chief Financial Officer and Executive Director since April 2020 ◦ Previously served as Chief Financial Officer of CNH Industrial from September 2013 to April 2020, where he was also named Chief Sustainability Officer in 2016 and Head of Mergers & Acquisitions in 2017 • 31 total years of professional experience Education and Professional credentials • Bocconi University, Milan, Italy ◦ CEMS Master’s Degree in International Management, with Universität zu Koln in Cologne, Germany as host school ◦ Bachelor of Science, Major in Business Administration cum laude • Directorship Certified by the National Association of Corporate Directors Alberto Dessy Independent Non-Executive Director Age 71 Appointed to the Board April 2015 Committee membership Ⓐ Ⓒ Professional experience • Notable roles ◦ Professor of corporate finance at the SDA Bocconi School of Management of the Bocconi University in Milan, Italy • 45 total years of professional experience Education and Professional credentials • Bocconi University, Milan, Italy ◦ Bachelor of Science, Economic Sciences Directors’ Report Annual Report and Accounts 2023 Page | 55

Marco Drago Non-Executive Director Age 78 Appointed to the Board April 2015 Professional experience • Notable roles ◦ President of the Board of Directors of B&D Holding S.P.A., a position held since 2018 ◦ Chairman Emeritus of De Agostini, S.p.A., the holding company of the De Agostini Group, a position held since June 2022, following service as Chairman from 1997 to 2022 ◦ Deputy Chairman for Grupo Planeta-De Agostini SL, a position held since 2003, and as Chairman ad honorem of De Agostini Editore S.p.A., a position assumed following service as a board member from 1999 to 2020 ◦ Additionally, serves as: (i) a board member of Atresmedia SA. (since 2003); (ii) sole director of Blu Acquario Prima S.p.A. and Investendo Tre S.r.l., (since 2012 and 2022, respectively) ◦ Previously served as a: (i) director and member of the Supervisory Board of San Faustin SA from 1996 to 2023; and (ii) director of Crescita Holding Srl from 2016 to 2021 • 55 total years of professional experience Education and Professional credentials • Bocconi University, Milan, Italy ◦ Bachelor of Science in Economics and Business Other • Marco Drago is the father of Enrico Drago, CEO, PlayDigital, and parent-in-law with Lorenzo Pellicioli, Non-executive Director. Ashley M. Hunter Independent Non-Executive Director Age 44 Appointed to the Board January 2022 Committee membership Ⓝ Professional experience • Notable roles ◦ Founding partner of A. Hunter & Company, a leading risk management advisory firm ◦ Lecturer at the University of Texas at Austin School of Information since 2015 • 23 total years of professional experience Education and Professional credentials • Texas A&M University, College Station, Texas ◦ Masters in Business Administration • Centenary College of Louisiana, Shreveport, Louisiana ◦ Bachelor of Music in Music Theory and Composition Other • Ashley M. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. She also serves as a director for Affordable Central Texas, as a trustee for Zach Theatre, on the Zoning Board of Adjustment in Fredericksburg, Texas and as a gubernatorial appointee to the Motor Vehicle Crime Prevention Authority of the Texas Department of Motor Vehicles. Heather J. McGregor Independent Non-Executive Director Age 61 Appointed to the Board March 2017 Committee membership Ⓐ Professional experience • Notable roles ◦ Vice President and Provost of Heriot-Watt University in Dubai, previously serving as the Executive Dean in Scotland ◦ Previously served as a director of Non-Standard Finance Plc from 2014 to 2022 and Fundsmith Emerging Equities Trust from 2021 to 2022 ◦ Founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry ◦ Founding member of the Steering Committee of the 30% Club, which is working to raise the representation of women at senior levels within U.K. publicly listed companies • 40 total years of professional experience Education and Professional credentials • University of Hong Kong, Pokfulam, Hong Kong ◦ PhD in Structured Finance • London Business School, London, U.K. ◦ Masters in Business Administration • Newcastle University, Newcastle upon Tyne, U.K. ◦ Bachelor of Science in Agricultural Economics & Marketing • Chartered Institute of Management Accountants, U.K. ◦ Chartered Global Management Accountant Other • Professor McGregor was one of the first two people at Heriot-Watt University to be named a Principal Fellow of the Higher Education Academy, and she was elected in 2021 as a Fellow of the Royal Society of Edinburgh, Scotland. She was made a Dame Commander of the Order of the British Empire in King Charles III’s 2023 New Year Honours List for her services to education, to business and to heritage in Scotland. Directors’ Report Annual Report and Accounts 2023 Page | 56

Lorenzo Pellicioli Non-Executive Director Age 72 Appointed to the Board April 2015 Professional experience • Notable roles ◦ Previously served as Chair of the Board from November 2018 to January 2022 and Vice Chair of the Board from April 2015 to November 2018. ◦ Chairman of De Agostini S.p.A., a role he assumed following his retirement as Chief Executive Officer in June 2022 ◦ Board member of Assicurazioni Generali S.p.A. since 2007, where he sits on the Appointments and Remuneration Committee and Investments and Strategic Operations Committee ◦ Serves as: (i) a board member of B&D Holding S.p.A. (since 2012); (ii) the sole director of Flavus S.r.l. (since 2014); (iii) a member of the Advisory Board of Palamon Capital Partners (since 2008); and (iv) Chairman of Xantos Sasu, St. Remy de Provence (since 2002) ◦ Previously served as: (i) a director of DeA Capital S.p.A (2007 to 2022); (ii) a member of the Supervisory Board of Banijay Group (2016 to 2022); (iii) a board member of L.D.H. S.a.S (2016 to 2022); and (iv) a director of De Agostini Editorie S.p.A. (2003 to 2020) • 51 total years of professional experience Education and Professional credentials • ITIS Chimici (Paleocapa), Bergamo, Italy ◦ Industrial Chemicals Other • Lorenzo Pellicioli is step-father-in-law to Enrico Drago, CEO PlayDigital, and parent-in-law with Marco Drago, Non-Executive Director. Maria Pinelli Independent Non-Executive Director Age 61 Appointed to the Board January 2022 Committee membership Ⓐ Professional experience • Notable roles ◦ Member of the Board of Directors and Audit Committee for Globant S.A., a publicly traded company headquartered in Luxembourg and listed on the NYSE ◦ Member of the Board of Directors, Chair of the Audit Committee and member of the Compensation Committee for Archer Aviation, Inc., a publicly traded company headquartered in San Jose, CA and listed on the NYSE ◦ Chief Executive Officer of Strategic Growth Advisors, LLC since December 2020 ◦ Previously served as a director and Chair of the Audit Committee of Clarim Acquisition Corporation from 2020-2022, which was publicly listed on the Nasdaq ◦ From 1986-2020, held a variety of leadership roles for Ernst & Young, including Consumer Products and Retail Leader, Technology Leader, Global Vice Chair of Strategic Growth Markets, Global IPO Leader and Americas Leader for Strategic Growth Markets • 37 total years of professional experience Education and Professional credentials • McMaster University, Hamilton, Ontario, Canada ◦ Bachelor of Commerce • Canadian Institute of Chartered Public Accountants ◦ Fellow, Chartered Public Accountant • Institute of Chartered Accountants in England and Wales ◦ Chartered Accountant • Executive education completed at Harvard Business School in Cambridge, Massachusetts, and The Kellogg School of Management at Northwestern University, Evanston, Illinois Other • Maria Pinelli was recognized as one of the Square Mile’s most inspiring Power 100 Women (London, UK). Samantha F. Ravich Independent Non-Executive Director Age 57 Appointed to the Board July 2019 Committee membership Ⓝ Ⓒ Professional experience • Notable roles ◦ Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab since 2016 ◦ Managing Partner at A2P, LLC, a technology company that focuses on advanced advertising techniques ◦ Board Governor at the Gemological Institute of America, where she sits on the Audit Committee and the R&D/Lab Committee ◦ Member of the Board of NDX Management, LLC since 2022 ◦ Previously served as the Vice Chair of the President’s Intelligence Advisory Board, as a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission and as a member of the Secretary of Energy’s Advisory Board at the U.S. Department of Energy • 30 total years of professional experience Education and Professional credentials • Pardee RAND Graduate School, Santa Monica, California ◦ Ph.D. in Policy Analysis Directors’ Report Annual Report and Accounts 2023 Page | 57

• Stuart Weitzman School of Design, University of Pennsylvania, Philadelphia, Pennsylvania ◦ Master of City Planning • The Wharton School, University of Pennsylvania, Philadelphia, Pennsylvania ◦ Bachelor of Science in Engineering Vincent (Vince) L. Sadusky Chief Executive Officer; Executive Director Age 58 Appointed to the Board April 2015 Professional experience • Notable roles ◦ Chief Executive Officer of the Company since 2022 and Executive Director on the Board; served as Interim Chief Executive Officer, Global Lottery from July 2023 to February 2024 ◦ Formerly an Independent Non-executive Director and Chair of the Audit Committee from the formation of the Company until 2022 ◦ Previously served as Chief Executive Officer and member of the Board of Directors of Univision Communications Inc., the largest Hispanic media company in the U.S., from 2018 to 2021 • 37 total years of professional experience Education and Professional credentials • New York Institute of Technology, New York City, New York ◦ Master of Business Administration • Pennsylvania State University, State College, Pennsylvania ◦ Bachelor of Science, Accounting Gianmario Tondato Da Ruos Independent Non-Executive Director Age 64 Appointed to the Board April 2015 Committee membership Ⓒ Professional experience • Notable roles ◦ A member of the Advisory Board of Rabobank in Holland and the Strategic Advisory Board of Planet Farms Holding S.p.A in Italy ◦ Previously served as the Chief Executive Officer of Autogrill S.p.A. from 2003 to 2023 ◦ Previously served as Chairman of HMSHost Corporation, Autogrill Italia S.p.A. and Autogrill Europe S.p.A, as well as director of Autogrill S.p.A. from 2003 to February 2023 ◦ Previously served as Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U. • 44 total years of professional experience Education and Professional credentials • Ca’Foscari University, Venice, Italy ◦ Bachelor of Science, Economics Directors’ Report Annual Report and Accounts 2023 Page | 58

Board practices The Board has broad responsibilities for establishing the Company’s business organizational structure, strategic goals and risk profile to pursue long-term value creation and business growth whilst honoring commitments to stakeholders. The Board is led by the Executive Chair, who is focused on managing the Board, keeping corporate governance aligned to U.S. and U.K. best practices - including as it relates to sustainability initiatives - and providing alongside the CEO the strategic direction of the Company towards the goals set by the Board. The Lead Independent Director serves as a liaison between the Executive Chair and the independent Directors and lead executive sessions of the Board, among other things, while the day-to-day management of the business has been delegated to the CEO, with senior management equipped with authority within specified parameters which the Nominating and Corporate Governance Committee reviews annually. The Board holds regularly scheduled meetings to discuss matters on the agenda which are usually high-level predetermined at the end of each year, typically including an annual strategy session with management present to review and discuss for each business segment the market trends, strategic goals, business plans to achieve those goals (including assumptions, projections, and conclusions) and the relevant key risks, as well as programs and initiatives to continuously monitor such trends, goals, plans and risks. At the beginning of each year, the outcome of the strategy session is translated into an updated three to five-year strategic plan, which may also involve business organizational changes as appropriate. Ad hoc board meetings are also called to deal with extraordinary or unusual matters, such as M&A deals or transactions, Director replacement, or crisis situations. All business decisions that may have a material impact upon IGT (such as strategic transactions and financing or capital markets opportunities) or exceed certain financial thresholds determined by the Board, are generally reserved for Board consideration and approval, in some cases upon the recommendation of the Audit Committee. During its meetings the Board discusses management presentations and proposals received, and the Executive Chair sets appropriate time to allow Directors to seek clarifications or challenge management’s recommendations before reaching informed decisions. The Board is supported by an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, with a clear framework of matters delegated to each of them as set out in the respective charters available on the Company’s website. The Board receives periodic updates, advice and proposals on delegated matters for analysis and discussion, whether through each committee or directly from management, such as on financial results and forecasts, major contracts and business, refinancing opportunities, enterprise risk management (including key risks), human capital management (including diversity, equity and inclusion, executive succession and development planning, and compensation practices), Board composition, corporate policies and investor relations. Corporate governance arrangements The Parent is a public limited company incorporated in England and Wales with ordinary shares listed on the NYSE. The Articles provide that, for as long as its ordinary shares are listed on the NYSE, the Parent shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual (available at www.nyse.com) applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer (as it currently is). To this end, the Board adopted the Corporate Governance Guidelines (available at www.IGT.com) addressing key areas for its composition and working, including among other things Director qualifications, compensation and duties, Board Directors’ Report Annual Report and Accounts 2023 Page | 59

leadership, meetings, succession planning, induction, conflicts of interest and committee assignments. The Guidelines reflect the Board’s commitment to monitor the effectiveness of its decision-making process with a view to ultimately contribute to market value and long- term growth. The Board periodically reviews and adjusts its size and composition as appropriate depending on the Company’s strategic priorities, availing itself of the combined advisory and proposition responsibilities of the Nominating and Corporate Governance Committee, including to ensure that a majority of the Directors shall be independent, each Director shall meet the applicable eligibility and integrity requirements, and the Board overall has the desired skills. In considering possible candidates, the Nominating and Corporate Governance Committee typically strives to achieve a “diverse” environment (in all aspects of the term) including with respect to demographics like gender, gender identity, race and ethnicity, and a variety of background attributes such as education and professional experience, all of which contribute to the collective strength of the Board. The Guidelines also provide that the Directors conduct a Board evaluation at least annually to assess whether the Board and its committees have an appropriate composition and are functioning effectively, including in terms of interactions among Directors and with management. The results of the annual evaluation are generally reported to the Board by the Chairperson of the Nominating and Corporate Governance Committee, which recommends and monitors the implementation of follow- up actions, where appropriate. Further details on the 2023 Board and committee self-evaluation are set out on page 63. The Directors are of the view that the Corporate Governance Guidelines alongside the charters of the committees and other governance policies available at www.IGT.com, all as reviewed annually by the Board and committees to ensure that they remain suitable for the needs of the Company and in line with applicable laws, regulations and best market practices, are properly designed to assist the Directors in fulfilling their obligations to the diverse group of stakeholders of the Company. The Parent also voluntarily applies a selected number of provisions of the U.K. Corporate Governance Code which (i) are not inconsistent with the NYSE corporate governance standards, and (ii) would generally be expected by the market to be implemented by a company like the Parent. For example, the continued appointment of all Directors is normally subject to annual shareholder vote, and each committee of the Board is composed of independent non-executive directors. The membership of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee is subject to the requirements of the NYSE and applicable law. The members of each committee are appointed by and serve at the discretion of the Board until the end of the applicable term unless they resigned, are removed or replaced earlier. The Chairperson of each committee is appointed by the Board. Audit Committee The Audit Committee assists the Board in overseeing the Company’s accounting and financial reporting processes and audits of the financial statements, including the integrity of the Parent’s financial statements; compliance with legal and regulatory requirements; qualifications, independence and performance of the independent auditors; the adequacy and performance of the Internal Audit function; and the Company’s internal controls over financial reporting and systems of disclosure controls and procedures. The Audit Committee is also responsible for overseeing risk assessment and risk management, recommending to the Board any changes, amendments, and modifications to the Company’s ethical codes of practice such as the Code of Conduct and the Code of Ethics, and for promptly disclosing any waivers for Directors or executive officers, as required by applicable law. During the year, the Audit Committee: • Reviewed, deliberated on and recommended for approval or acknowledgement by the Board, as the case may be, the Company’s annual reports, quarterly financial statements, earnings press releases and analyst presentations; • Pre-approved engagements of the independent auditors to audit the Parent’s consolidated financial statements pursuant to the Audit Committee Pre- Approval Policy, which is designed to preserve the auditors’ independence; • Reviewed and pre-approved specific audit and non- audit services by the independent auditors, as permitted under the applicable regulations and internal policies; • Received and reviewed periodic reports and updates from the Company’s Internal Audit function with a view to monitor and assess the activities, effectiveness, performance, resourcing, independence and standing of such function; • Reviewed and discussed the Company’s enterprise risk management program, tools and results focusing on the principal and emerging risks and uncertainties and the related mitigation measures and strategies, including cybersecurity management, strategy and governance also in light of the new SEC cybersecurity rules; • Reviewed periodic reports and updates from the Company’s Legal and Compliance functions, including on data privacy and material litigation, contracts and transactions; Directors’ Report Annual Report and Accounts 2023 Page | 60

• Reviewed and discussed matters regarding accounting principles and treatment, liability management transactions, and related party transaction; • Reviewed and approved (or recommended that the Board approve) changes to audit governance policies and related documents, including the Audit Committee’s charter and the securities trading policy (in light of the amendments to the Rule 10b5-1 of the SEC); • Held joint sessions with the Nominating and Corporate Governance Committee to review and discuss the preparation of the Parent’s climate-related disclosures aligned to the Task Force on Climate- Related Financial Disclosures (TCFD) recommendations; • Oversaw the Company’s engagement with key investors and proxy advisory firms on ESG matters; and • Met regularly with the external auditors, the CFO, the Chief Accounting Officer, the General Counsel, the Chief Compliance Officer and the Chief Audit Executive in separate sessions. Each member of the Audit Committee must meet the financial literacy requirement set by the NYSE, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after their appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, again as set by the NYSE, as the Board interprets such qualification in its business judgment. In March 2024, the Board determined that the members of the Audit Committee are each an audit committee financial expert. The operation, performance and effectiveness of the Audit Committee was specifically reviewed as part of the annual Board self-evaluation process, confirming that the Audit Committee continues to operate effectively. Compensation Committee The Compensation Committee assists the Board in discharging its responsibilities relating to compensation of the Company’s directors and other executive officers, and on human capital management matters. During the year, the Compensation Committee: • Reviewed and recommended that the Board approve the Directors’ remuneration implementation report for the year ended 31 December 2022; • Reviewed management recommendations and advised the Board on broad compensation policies implemented or to be implemented by the Company; • Assessed the annual performance of the Executive Chair and the CEO, and advised the Board on executive officer compensation, including on incentive plan design, performance measures and targets; • Monitored compliance with Director and executive share ownership guidelines; • Received and discussed updates to executive officer succession and development planning; • Received and discussed periodic reports and updates from the People and Transformation function on (i) corporate culture, (ii) employee training, engagement and development, and (iii) DE&I, including employee attrition statistics and trends, among other things; • Received and discussed reports on the Company’s talent risk trend, including mitigation measures adopted or under consideration within the Company’s risk control environment; • Assessed and confirmed the Company’s peer group; • Assessed the independence of its advisor, Mercer; • Reviewed and approved (or recommended that the Board approve) proposed changes to compensation governance policies and related documents, including the Compensation Committee’s charter and the recoupment policy (in light of the new SEC rules on clawback); and • Oversaw the Company’s engagement with key investors and proxy advisory firms on executive compensation. The operation, performance and effectiveness of the Compensation Committee was specifically reviewed as part of the annual Board self-evaluation process, confirming that the Compensation Committee continues to operate effectively. Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee typically advises the Board and makes proposals regarding individuals qualified to potentially become members of the Board and its committees, consistent with criteria set forth in the Company’s Corporate Governance Guidelines, including diversity of background and experience. The committee also assists the Board in discharging its responsibilities relating to governance of the organization. During the year, the Nominating and Corporate Governance Committee: • Reviewed and recommended that the Board approve the strategic and directors’ reports of the Company for the year ended 31 December 2022; • Reviewed each Director’s character, integrity, eligibility, number and weight of other corporate offices, as well as the independence and financial expertise of given Directors under the NYSE requirements, and recommended that the Board propose to the Company’s shareholders the continued appointment of all the existing Directors; • Reviewed and recommended that the Board reject the resignation tendered by one Director who had experienced a significant change in status, pursuant to the Corporate Governance Guidelines; • Reviewed the Board composition against market standards (such as those gathered from the U.S. Spencer Stuart Board Index and the S&P MidCap 400 Index) and discussed the appropriate size of the Board and its committees and the Directors’ skills and Directors’ Report Annual Report and Accounts 2023 Page | 61

Directors' Report

characteristics in the context of the Company's strategic goals and direction;
- Assessed the terms and conditions of director and executive officer liability insurance coverage;
- Oversaw the Board, Board committee and individual Director annual self-evaluation process, outcome and follow-up recommended actions (reported hereafter under the section headed "Board and committee evaluation" on page 63);
- Reviewed periodic reports and updates from the Global Sustainability function on the status of the Company's sustainability program and other initiatives, including a review of the Company's ESG public disclosures such as the annual Sustainability Report and the group Modern Slavery Statement;
- Held joint sessions with the Audit Committee to review and discuss the preparation of the Parent's climate-related disclosures aligned to the TCFD recommendations;
- Reviewed and approved (or recommended that the Board approve) proposed changes to corporate governance policies and related documents, including the Nominating and Corporate Governance Committee's charter and the Corporate Governance Guidelines;
- Reassessed the Company's delegation of authority system and the observer arrangement with De Agostini, and recommended that the Board confirm the reappointment of the existing observer; and
- Oversaw the Company's engagement with key investors and proxy advisory firms on ESG matters.

The operation, performance and effectiveness of the Nominating and Corporate Governance Committee was specifically reviewed as part of the annual Board self-evaluation process, confirming that the Nominating and Corporate Governance Committee continues to operate effectively.

Board and committee meeting attendance

The attendance at Board and committee meetings during 2023 is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Number of meetings held(1)	**10**	**11**	**5**	**8**
Directors				
Max Chiara	10/10	-	-	-
Alberto Dessy	10/10	11/11	5/5	-
Marco Drago(2)	8/10	-	-	-
Ashley M. Hunter(2)(3)	9/10	-	-	8/8
James McCann	10/10	-	-	8/8
Heather McGregor	10/10	11/11	-	-
Lorenzo Pellicioli(2)	9/10	-		
Maria Pinelli(2)	9/10	11/11	-	-
Samantha Ravich(4)	10/10	-	5/5	8/8
Vince Sadusky	10/10	-	-	-
Marco Sala	10/10	-	-	-
Gianmario Tondato Da Ruos	10/10	-	5/5	-

(1) Comprise scheduled and unscheduled meetings, including two joint sessions of the Audit Committee and Nominating and Corporate Governance Committee held to address and discuss climate reporting.

(2) Each of (i) Ashley Hunter, Lorenzo Pellicioli and Maria Pinelli was absent from one Board meeting, and (ii) Marco Drago was absent from two Board meetings, due to personal commitments.

(3) Ashley M. Hunter was invited to one Audit Committee meeting to provide her input and expertise on risk management.

(4) Samantha Ravich was invited to four Audit Committee meetings to provide her input and expertise on cybersecurity.

There are at least five scheduled meetings for each of the Board and the Compensation Committee each year, and at least six for each of the Nominating and Corporate Governance Committee and the Audit Committee. Additional meetings of the Board or a committee are called as necessary, in addition to the adoption of unanimous written resolutions where appropriate.

During 2023:
- Four additional Board meetings were called to focus on the strategic review of the Company's business portfolio and to consider other strategic opportunities;
- Three additional Audit Committee meetings were held on the Company's enterprise risk management and cybersecurity; and
- Two joint Audit Committee and Nominating and Corporate Governance Committee meetings were held in preparation for the Parent's discharge of its climate-related disclosure obligations.

Where a Director is unable to attend a meeting, copies of all papers are still sent to that Director in advance. Draft meeting minutes are circulated to all Directors for approval at the following meeting, typically with the

Annual Report and Accounts 2023 Page | 62

abstention of those Directors who were not present at the meeting. The Chairpersons of the Board and each committee, as well as the Lead Independent Director, are available for individual consultation between meetings and to provide briefing on any relevant outcomes from a Board or committee meeting should a Director be unable to attend a particular meeting. Executive sessions for non- employee Directors or committee members (as the case may be) with selected or no management in attendance, as well as Independent Director sessions with no management in attendance, are regularly held at the end of each meeting to, among other things, summarize the outcome of the meeting, collect proposals and plan actions for the next meeting. Board and committee evaluation Well-organized Board and committee meetings, combined with an effective decision-making process, are instrumental to the success of the Company. The Board undertakes a rigorous self-evaluation process each year to assess these and other activities, and more in general to understand how the Board, its committees and each individual Director have been performing. The Nominating and Corporate Governance Committee determines the approach and methodology to be used, oversees the evaluation process and shares the results with the full Board. Similar to past years, the 2023 Board and committee self- evaluation was undertaken by way of an internal questionnaire and led by the Corporate Secretary team on behalf of the Nominating and Corporate Governance Committee. Several aspects were evaluated including, among other things: • The size, composition, performance, cohesion, roles and responsibilities of the Board and its committees; • The competence and preparedness of each Director in general; • The appropriateness of the agenda items considered, the quality and timeliness of materials presented, as well as the conduct of Board and committee meetings; and • Areas for improvement. Any items of note resulting from the questionnaire or from subsequent discussions were followed up on by the Nominating and Corporate Governance Committee, the Board and/or the concerned committee. The evaluation in 2023 revealed that the Board, each committee and all Directors were largely satisfied with their respective performance. There was general satisfaction over the Board’s decision-making process, role and performance in carrying out its responsibilities. The Board was also very satisfied with its access to management, the transparency of meeting materials, and the level of information provided. A few Directors noted that certain key topics such as significant transactions and the implementation of the Company’s risk-integrated strategic and operating planning might be discussed more frequently at Board level. The Company’s long-term strategy, executive succession planning, cash flow generation, deleverage and returns to shareholders, among other things, were identified as priorities for the coming year. The Directors were generally satisfied with the annual self-evaluation process and methodology, and believed that the issues raised following the Directors’ self- evaluation conducted in the previous year (2022) had been adequately addressed. Directors’ Report Annual Report and Accounts 2023 Page | 63

Additional Disclosures Matters reported in the Strategic Report The Strategic Report sets out those matters required to be disclosed in the Directors’ Report which are considered to be of strategic importance: • Likely future developments of the Company (see “Business model” and “Strategy” from pages 9 and 10, respectively); • Research and development (see “Research & Development (R&D)” on page 16); • Employee: Diversity, Equity and Inclusion; Equal employment, Communication, and Employee involvement in the Company’s performance (see “Employee” from page 31); • Engagement with employees and consideration of employees’ interests (see Section 172(1) Statement, “Our stakeholders” and “Key decisions” from page 44); • Engagement with suppliers, customers and others (see Section 172(1) Statement, “Our stakeholders” and “Key decisions” from page 44); and • Greenhouse gas emissions and energy consumption (see Sustainability, “Environment” from page 33). The Directors’ Report should be read in conjunction with the Strategic Report, the Directors’ Remuneration Report and other sections of this Annual Report and Accounts, all of which are incorporated into this Directors’ Report by reference. General information The Parent is a public company limited by shares, incorporated in England and Wales under the CA 2006 with registered number 09127533. The address of the Parent’s registered office is 3rd Floor 10 Finsbury Square, London, England, EC2A 1AF. Branches As the Company is a global business, there are activities operated through many jurisdictions. As of December 31, 2023, the Company conducted business in various jurisdictions around the world and had 30 branches. Directors’ interests The Directors have interests in the Parent’s ordinary shares as detailed in the Directors’ Remuneration Report of this Annual Report and Accounts. Directors’ indemnities In accordance with the Articles and to the extent permitted by law, (i) the directors and officers of the Parent or any of its associated bodies corporate (within the meaning of the Articles) are granted qualifying third party indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of their office, and (ii) the directors of the Parent are granted qualifying pension scheme indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of the Company’s activities as a trustee of an occupational pension scheme. These provisions were in force during the financial year ended December 31, 2023 and up to the date of this Annual Report and Accounts. In addition, the Parent maintained a directors’ and officers’ liability insurance policy throughout the year to cover against certain legal liabilities and costs for claims incurred in respect of any act or omission in the execution of their duties. Political donations and political expenditure During the year ended December 31, 2023, subsidiaries of the Parent made various forms of contributions (i.e. political (where permissible), charitable donations, membership dues, and sponsorships) to entities in the U.S. including various U.S. embassies (located in Barbados and the Eastern Caribbean, Trinidad & Tobago, and the Dominican Republic) and other non-US sponsorship events that have charitable, social welfare, trade and business sector, or political affiliations and missions. Some of these organizations and entities have affiliations with government officials. These contributions totaled $2.12 million in the U.S. as compared to $1.9 million in the U.S. in prior year. The Company has complied with jurisdictional reporting requirements for these contributions and all such contributions are permissible under applicable laws. Neither the Parent nor any of its subsidiaries for the year ended December 31, 2023 (i) made any donations to a registered political party, other political organization or any independent election candidate in the U.K., or (ii) incurred any political expenditure in the U.K. Share capital The issued share capital of the Parent as of March 21, 2024, is $20,735,752 and £50,000, consisting of 207,355,445 ordinary shares of $0.10 each (of which 6,873,196 shares were held in treasury), 207,355,445 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each. The special voting shares carry 0.9995 votes each (compared to 1 vote for each ordinary share) and are held at all times by a nominee appointed by the Parent. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Parent’s Loyalty Plan (details of which are available at www.IGT.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of the special voting shares and the rights attaching to them are set out in the Articles. Directors’ Report Annual Report and Accounts 2023 Page | 64

As of March 21, 2024, De Agostini had an economic interest of approximately 42.61% (excluding treasury shares) in the Parent and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 59.75% of the total voting rights (excluding treasury shares). The Directors were authorized, at the 2023 AGM, to allot ordinary shares in the capital of the Company up to a maximum nominal amount of approximately $6.6 million and up to a further maximum nominal amount of approximately $6.6 million where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on March 20, 2023, for a period expiring at the end of the next AGM (or if sooner, August 8, 2024). The Directors are requesting a new authority for the Parent to allot ordinary shares in the capital of the Company at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines. Share repurchase On November 16, 2021, the Company announced a $300 million multi-year share repurchase program, pursuant to which repurchases will be made pursuant to repurchase contracts entered into with counterparties approved by shareholders. For the period January 1, 2023 to December 31, 2023, the Parent did not carry out any repurchase activities pursuant to the aforementioned share repurchase program. For further information, please see Note 21, Shareholders’ Equity, to the Consolidated Financial Statements. The Parent obtained shareholder authority at the 2023 AGM to purchase a maximum of 10% of the aggregate issued ordinary shares of $0.10 in the Parent as of March 20, 2023, amounting to 19,968,394 shares. This authority will expire at the end of the next AGM (or if sooner, on November 8, 2024). The Directors are requesting a new authority at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines. Dividends The Board continued to support quarterly cash dividend levels in place and dividends of $160 million were paid by the Parent to shareholders for the period January 1, 2023 to December 31, 2023. For further information, please see Note 21, Shareholders’ Equity, to the Consolidated Financial Statements. There were no recommended dividend payments for approval by shareholders for the period January 1, 2023 to December 31, 2023 and there is no recommended final dividend for approval by shareholders for the financial year ended December 31, 2023. Financial risk management objectives and policies The Company’s activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position. Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company’s policy is not to enter into such contracts for speculative purposes. Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to interest rate risk and foreign currency exchange rate risk, are described in Note 10, Financial Risk Management, to the Consolidated Financial Statements. The Company's accounting policies regarding derivatives and hedging are described in Note 2, Summary of Material Accounting Policy Information, to the Consolidated Financial Statements. Going concern The current activities of the Company and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Company are described in the “Principal Risks and Uncertainties” section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Company are discussed in Note 2, Summary of Material Accounting Policy Information, to the Consolidated Financial Statements. Having reviewed management’s forecasted operating results, forecasted cash flows, forecasted net debt, and forecasted funds available on the Revolving Credit Facilities, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully. Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Annual Report and Accounts. Directors’ Report Annual Report and Accounts 2023 Page | 65

Subsequent events On February 28, 2024, the Parent entered into definitive agreements with Everi pursuant to which the Parent will separate its Global Gaming and PlayDigital businesses and merge them with Everi, with an anticipated closing in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholder approvals and other customary closing conditions. Statement of directors’ responsibilities in respect of the financial statements The Directors are responsible for preparing the Annual Report and Accounts and the financial statements in accordance with applicable law and regulation. Company law requires directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with U.K.-adopted international accounting standards and the Parent financial statements in accordance with the U.K. Generally Accepted Accounting Practice (U.K. Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”, and applicable law). Under company law, Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent and the Company and of the profit or loss of the Parent and the Company for that period. In preparing the financial statements, the Directors are required to: • Select suitable accounting policies and then apply them consistently; • State whether applicable U.K.-adopted international accounting standards have been followed for the consolidated financial statements and U.K. Accounting Standards, comprising FRS 101, have been followed for the Parent financial statements, subject to any material departures disclosed and explained in the financial statements; • Make judgements and accounting estimates that are reasonable and prudent; and • Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Parent and the Company will continue in business. The Directors are responsible for safeguarding the assets of the Parent and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Parent's and the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent and the Company at any time and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the CA 2006. The Directors are responsible for the maintenance and integrity of the Parent’s website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ confirmations The Directors consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Parent’s and the Company’s position and performance, business model, and strategy. In the case of each Director in office at the date the Directors’ Report is approved: • So far as the Director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and • They have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. Independent auditors The Audit Committee assists the Board in evaluating the qualifications, performance and independence of the external auditors, PricewaterhouseCoopers LLP. For this reason, the Audit Committee held a number of separate private sessions with the lead audit engagement partner during 2023, without management present. The current audit engagement partner has assumed this role since 2021 and is required to be rotated out after reaching the mandatory rotation point of five years. The external auditors, have indicated their willingness to continue in office and a resolution concerning their re- appointment will be proposed at the forthcoming AGM. This Directors’ Report was approved by the Board on March 21, 2024 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 22, 2024 Directors’ Report Annual Report and Accounts 2023 Page | 66

Annual Statement Dear Recipient, As the Chair of the Compensation Committee (the “Committee”) and on behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the financial year ended December 31, 2023. This Directors’ Remuneration Report has been prepared in accordance with relevant legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended, and consists of three sections: • This Annual Statement, which summarizes the work of the Committee, our approach to Directors’ remuneration, and the activities of the Committee in the year; • The Remuneration Policy, which presents our proposed Directors’ Remuneration Policy to be submitted for shareholder approval at the 2024 AGM. It is intended that the proposed policy will apply for three years from the 2024 AGM. If any amendments need to be made to the policy within that timeframe, it will be presented to be voted upon by shareholders; and • The Remuneration Implementation Report, which presents the payments and awards made in the 2023 financial year, and explains how the current Remuneration Policy (which can be found within the 2020 Annual Report and Accounts (pages 62 to 75) that is available at the Investor Relations section of the Company’s website (www.IGT.com)) was implemented in the financial year under review. The Remuneration Implementation Report is designed to demonstrate the link between the Company’s strategy, its performance and the remuneration outcomes of our Directors, in particular those of our Executive Directors - Marco Sala, Vince Sadusky, and Max Chiara. The Remuneration Implementation Report, together with this Annual Statement, is subject to an annual advisory shareholder vote at the forthcoming AGM and does not affect the actual remuneration paid to an individual Director. Remuneration program The Company competes for directors and executive talent within the global markets, and in particular the U.S. and Italy. In order to ensure that our remuneration program remains competitive and appropriate, the Committee continues to review IGT’s remuneration structures, taking into account the additional director responsibilities involved with service on the board of an English public limited company listed on the NYSE subject to the SEC reporting requirements and the extensive gaming licensing requirements in numerous jurisdictions, as compared with other companies that are listed and incorporated solely in the U.K. The Committee also monitors external emerging trends in compensation to stay ahead in the evolving landscape relevant for making informed remuneration decisions. The Committee continues to evaluate and look for opportunities to align the Company’s remuneration structures with shareholder expectations and governance trends. While we remain sensitive to U.K. corporate governance practices and remuneration policies, we also recognize that some aspects of our remuneration arrangements may not be consistent with these practices and policies given our global footprint, our listing on the NYSE, and our need to compete for, attract and retain global talent. The Committee values shareholder and investor feedback, and will take into consideration feedback received, including views received from shareholders on past remuneration reports and shareholder votes on resolutions brought forward at the AGM each year, as part of its ongoing review and evaluation of the Company’s remuneration practices to ensure that such practices continue to reinforce IGT’s long-term strategy and remain closely aligned with shareholders’ interests. In this regard, comments and feedback from Institutional Shareholder Services and Glass Lewis on the Company’s policy and practices were also reflected. Further, during 2023, the Company continued to reach out to its top investors as part of its ESG outreach program to meet and discuss ESG topics of interest, including executive compensation. The Committee continued to engage its compensation advisor to provide information and recommendation on market practices for remuneration structure and levels, and had discussions to review the composition and key drivers of remuneration. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 67

Committee’s effectiveness I am pleased to confirm that the operation, performance and effectiveness of the Committee was specifically reviewed as part of the annual Board self-evaluation process, and this review concluded that the Committee continues to operate effectively. Remuneration highlights We have set out below the remuneration-related circumstances that impacted our Directors during 2023: Executive Directors Executive Chair remuneration package Effective March 1, 2023, the Executive Chair received a base salary increase of 20% from $750,000 to $900,000, as well as an increase in short term incentive (“STI”) target of 150% of base salary (being $1.35 million) and a maximum STI opportunity of up to $1.75 million. This increase resulted from an analysis of the Executive Chair’s remuneration package as part of an evaluation of his performance and engagement during fiscal year 2022 against expectations at the time of his role change in January 2022, to ensure that he is appropriately remunerated for his role. The Committee, with the support of its compensation advisor, determined that this change was justified in light of his profile of responsibilities exceeding prior expectations, and necessary to ensure that his base salary and overall package remains competitive in the wider market. His pay position now approximates the market median. Performance achievements - Annual bonus The Company either met or exceeded its objectives for all three key financial metrics - Consolidated Adjusted EBITDA, Consolidated Adjusted Operating Income, and Net Debt - with respect to the 2023 STI plan. Financial metrics comprise 80% of the targeted STI value, with the remaining 20% earned based on the achievement of Management By Objectives (“MBOs”). The Executive Directors’ MBO achievement was scored at maximum, which was validated and approved by the Committee and the Board at the February 2024 meeting. As a result, the Executive Directors received annual bonuses that were achieved between target and maximum payout. Further details on the accomplishments of each Executive Director are disclosed in the section headed “Performance against performance conditions for the annual bonus program (audited)” from page 87. Performance achievements - Long-term incentive (“LTI”) The Company either met or exceeded its objectives for both financial metrics - Consolidated Adjusted EBITDA and Adjusted Free Cash Flow - with respect to the 2021-2023 LTI plan. The performance results were then multiplied by the relative Total Shareholder Return percentile payout to arrive at a maximum score for each Executive Director, which was validated by the Committee and Board at the March 2024 meeting. Further details on the performance achieved are disclosed in the section headed “Performance against performance conditions for the LTI vesting (audited)” from page 88. Performance achievements - Co-investment plan The Company either met or exceeded its objectives for all three key financial metrics - Consolidated Adjusted EBITDA, Consolidated Free Cash Flow, and Deleverage ratio - with respect to the Executive Chair’s Co-investment plan. In addition to the above financial metrics, Portfolio Analysis and DE&I measures were also either met or exceeded. The performance results were validated by the Committee and Board at the March 2024 meeting. The shares will vest at target upon continued service until May 2024, and shareholder approval of the Company’s 2023 financial statements at the AGM in May 2024. Further details on the performance achieved are disclosed in the section headed “Performance against performance conditions for the Co-investment plan vesting (audited)” from page 89. 2023 LTI awards The Committee and the Board approved LTI performance share unit awards to eligible participants, including the Executive Directors, with a three-year performance period (2023-2025), consistent with prior year practice. Further details on the level of grant, alongside the financial metrics, are disclosed in the section headed “Interests and vesting criteria of awards made during the financial year (audited)” from page 90. Non-Executive Directors There were no substantial changes to the Non-Executive Directors’ remuneration during 2023. In conclusion I would like to thank my fellow Committee members for their immense contribution to this Committee over the past year. I would also like to thank our shareholders for their continued support during the year. We continue to welcome your feedback as we remain committed to open and transparent dialogue with shareholders and we hope to receive your support at the forthcoming AGM. Gianmario Tondato Da Ruos Chairperson of the Compensation Committee Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 68

Remuneration Policy In this part of the Director’s Remuneration Report prepared in accordance with Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended, we set out the proposed Remuneration Policy for 2024 and subsequent years. The Compensation Committee (the “Committee”) will consider the Remuneration Policy periodically to ensure it remains aligned with strategic objectives. This Remuneration Policy will come into effect immediately following the 2024 AGM (subject to approval by the shareholders at that meeting), and will remain in effect until shareholders approve changes to the policy or until a new policy is put before shareholders for approval at the 2027 AGM, whichever is sooner. The Remuneration Policy begins with the Executive Director and Non-Executive Director “Future policy table” and narrative (page 71) which together outline the remuneration structures, and ends at the section headed (and including) “Loss of office” (page 79). Setting the Remuneration Policy The Committee is constituted to assist the Board in discharging its responsibilities relating to the compensation of the Company’s Executive Chair, CEO and other executive officers and Directors. The Committee, which is made up of independent Non- Executive Directors, was mindful in its deliberations on the Remuneration Policy of any potential conflict of interests (e.g. in accordance with the Committee’s charter, no member of the Committee shall act to fix their own compensation except for uniform compensation to directors for their service as directors), and sought to minimize them through an open and transparent internal discussion process and by seeking independent advice from its external advisors where necessary. In addition, no Executive Directors were present during discussions at Committee meetings relating to their own pay or the pay structures for Executive Directors generally. The Committee undertakes a review of the Remuneration Policy periodically to ensure it remains aligned with strategic objectives, taking into account all elements of remuneration together to ensure the Remuneration Policy, as a whole, continues to strengthen the Company’s competitiveness in an increasingly global talent market, allows the Company to provide competitive compensation to existing and prospective directors which is aligned to market practice in countries where the Company has greater exposure, including the U.S. and Italy, whilst taking into account features expected within the U.K. environment. The Committee also seeks to maintain an appropriate balance of fixed remuneration with variable remuneration tied to the achievement of the Company's strategic goals and objectives. In preparation for the review of our Remuneration Policy, the Committee: • Considered how the current Remuneration Policy related to and supported the Company’s strategy, and formed its own views on the changes required to the current Remuneration Policy to align with the strategy and to be consistent with the Company’s desired level of business risk; • Considered the impact of applicable law and regulations, corporate governance standards, best practice and guidance issued by regulators and other interested parties, including proxy advisors; • Considered views received from shareholders on past Remuneration Report; • Considered the remuneration practices of other companies of comparable size and industries, and market practice in relation to remuneration in countries in which IGT competes for talent at the senior executive level, particularly the U.S. and Italy; • Considered the wider workforce remuneration structure to ensure the approach to executive remuneration is consistent; and • Consulted with its legal and compensation advisors on the proposed changes to the current Remuneration Policy. The Committee, when determining the Remuneration Policy, strives to ensure that the Company’s remuneration structures: • Attract, retain, and motivate high caliber directors globally; • Support the delivery of the Company’s strategic and business objectives; • Reflect the global operating model of the Company, whilst taking account of governance best practices; • Promote a strong and sustainable performance culture; • Align the interests of directors with those of the shareholders; • Are transparent and easily understood; and • Are flexible and accommodating to attract and retain talent in different geographies, particularly the U.S. and Italy. Workforce employment conditions; peer group When setting this Remuneration Policy, the Committee took into consideration compensation and employment conditions throughout the Company, those of our global peer companies, as well as performance, market trends and practices, to evaluate whether the structure and quantum of the Directors’ pay opportunities remain appropriate in this context. IGT’s compensation peer group is comprised of companies that share important business and organizational attributes with the Company, such as industry/line of business, size (in terms of revenue or market capitalization), geographic footprint, labor market, capital market and other business characteristics, some of which are competitors of the Company. The peer group is assessed at least annually by the Committee, with support from its compensation advisor, in order to ensure that the Company’s Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 69

compensation design and practices reflect its performance and align with the market. The People and Transformation function provides periodic updates to the Committee on the overall remuneration structures and policies for senior executives with support from compensation advisor, including benchmarking the Company’s senior executive remuneration with peer companies. Whilst we do not consult with employees on the Remuneration Policy, feedback from employee surveys as well as information presented to the Committee (for example, market trends and benchmark data provided by advisors) as part of the Committee’s oversight role over human capital management matters provide views on a range of employee matters, including pay, which has informed the Committee’s views on the structure and approach to Directors’ remuneration. At other levels of the Company, employees receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Company and external market data, where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role and this is considered when determining the policy for Executive Directors. Consideration of shareholder views The Committee values shareholder feedback when formulating the Remuneration Policy. There are established processes in place whereby our management and our investor relations team meet periodically with investors and shareholders to discuss perspectives and gather feedback. In addition, through the investor outreach program, our management and investor relations team also meet and discuss ESG matters, including executive compensation, with investors. Feedback received and matters discussed with investors are summarized and formally presented to the Committee and the Board for ongoing evaluation of the Company’s strategy and governance practices, including remuneration practices. Further, the Committee considers views raised by proxy advisors and shareholder votes received in relation to resolutions brought forward at the AGM each year and where appropriate, takes these into account when developing remuneration and related policy, while also continuing to monitor market conditions and peer group evaluations to ensure the Company’s executive pay practices remain competitive. Summary of key changes from the previous policy While the structure of the 2021 Remuneration Policy (approved at the 2021 AGM) has been retained, the Committee has updated and clarified a number of elements of the Remuneration Policy to better enable the Company to compete for, attract and retain executive talent, particularly in the U.S. and Italy where it has significant business operations, to support the long-term interests of the Company and its stakeholders, while also offering flexibility for the customization of remuneration and benefits. Key changes include the following: • Variable pay: Annual bonus / Short term incentive (“STI”) - specifying that STI pay-outs may be adjusted to reflect (among other things) fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals, and other extraordinary circumstances. • Recovery or withholding of variable pay - refining the scope of recovery under the Company’s executive compensation recoupment policy, which has been updated to align with the final rules issued by the SEC in relation to the recovery of erroneously awarded compensation. • Variable pay: Long-term incentive (“LTI”) and Co- investment plan - clarifying: (i) the circumstances in which LTI awards may be granted with a shorter vesting period, (ii) the scope and purpose of the Committee’s discretion to adjust LTI awards; and (iii) that, in some exceptional cases, LTI awards may exceed the maximum LTI target. • Variable pay: Co-investment plan - specifying the maximum award level. • Non-Executive Director Fees - clarifying how Non- Executive Directors’ fees are set and the matters that the Committee will take into account in relation to fee increases. • Performance measures and targets - clarifying the way in which performance targets are determined and approved. • Sign-on payments/awards - specifying the maximum opportunity of sign-on payments/awards (excluding buy-out arrangements). • Loss of office (Good leaver) - expanding the circumstances in which an individual may be considered a good leaver and clarifying the treatment of (i) benefits that have been provided as a lump sum payment and cover a period after cessation of service, and (ii) vested share options for good leavers under a co-investment plan. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 70

Future policy table Executive Directors An Executive Director plays a key role in the management and success of a company. The Remuneration Policy and structures are designed to promote their roles as both directors and employees of the Company, to incentivize the delivery of sustained performance consistent with the Company’s strategic goals and appropriate risk management, and to reward success in doing so. Fixed pay: Base salary Purpose and link to strategy To pay a salary that: (i) reflects the role, responsibilities, experience and knowledge of the individual; (ii) is competitive with other employers with whom the Company competes for talent, including companies in our industry or other complex industries, companies of comparable size, and in the geographies in which the Company operates; and (iii) allows the Company to attract and retain appropriate Executive Directors to support the long-term interests of the Company. Operation The Committee sets, and annually reviews, base salary taking into account: • The individual’s skills, experience and current remuneration package; • The size and scope of the role; • Salary and total remuneration levels at companies of similar size and complexities to ensure competitiveness; and • Remuneration of other executives and the wider workforce. The base salary may be paid in a currency other than USD, depending on the location of the director. Maximum opportunity There is no set maximum salary given the global market in which the Company competes for talent; however, the Company annually reviews salaries of global companies in similar industries, of similar size and with similar complexity, to ensure Executive Director salaries are within a market competitive range. The maximum opportunity for an increase in base salary on an annual basis is 10% of that year's annual base salary. Increases may be made above this level up to 20% of that base salary in exceptional circumstances, such as: • Where an individual is brought in on a lower salary with the intention of increasing the salary level dependent on performance in the role; • There is a material increase in the size and scope of the role; and • Market practice has evolved to mean that the salary is no longer considered to be competitive. Personal performance is taken into account when considering base salary increases. Current base salary levels are set out in the annual report on Directors’ remuneration. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Benefits Purpose and link to strategy To provide market competitive benefits to enable Executive Directors to undertake their role through ensuring well-being, security and access to the support and resources necessary or appropriate to perform their role as expected by the Company. Operation Executive Directors receive a range of benefits, which may vary by location and be tailored to reflect market practice. These may include, but are not limited to, private medical insurance, private dental insurance, life and permanent disability insurance, travel indemnity, tax preparation services, tax equalization, housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances. In line with the policy for other employees, Executive Directors may be eligible to receive relocation costs/allowances and transfer-related benefits as appropriate, typical for the role and location of an Executive Director. The Company may reimburse expenses incurred in the ordinary conduct of business and where such expenses give rise to tax, the Company may reimburse the director for any tax for which the director may be liable. Benefits are reviewed regularly but not on a pre-determined schedule. Maximum opportunity There is no maximum level of benefits. However, Executive Directors generally participate in the same level of medical, dental and other health and welfare programs of the workforce in the jurisdiction, adjusted to accommodate statutory requirements, market practice and/or job level. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 71

Life insurance of up to 4 times base salary, payable on death in service. Cash perquisite allowances may be offered to Executive Directors in lieu of other allowances. Such allowances do not exceed US$100,000 (or its equivalent in a different currency) on an annual basis. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Pension Purpose and link to strategy To provide Executive Directors an appropriate level of savings for their retirement which is motivating and appropriately competitive within the relevant labor market. Operation Executive Directors are offered the same or similar pension schemes which are offered to the workforce in the jurisdiction in which they are employed or likely to retire. All pension schemes are defined contribution and no defined benefit arrangements are offered to Executive Directors. Contribution levels may vary by jurisdiction to accommodate statutory requirements, market practice and/or job level of the individuals. Maximum opportunity Maximum opportunities vary by jurisdiction and job level; however, the Company provides pension schemes which are aligned with market practice of the employing jurisdiction. Subject to compliance with specific jurisdictional requirements which may change from time to time, annual employer contributions are no higher than 42.5% of base salary or, if required by local law, a combination of fixed remuneration and annual bonus. Additional contributions may need to be made under specific jurisdictional requirements, for example, employer social tax contributions and contributions to severance programs. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Variable pay: Annual bonus / Short-term incentive (“STI”) Purpose and link to strategy To align a component of remuneration with the achievement of Company performance measured against predetermined annual financial and strategic objectives. Operation Awards are normally made annually and the Committee reviews the award levels annually. The awards are performance-based, and performance is assessed over one year. Upon completion of the fiscal year, the Committee reviews and certifies the performance achievement against each of the performance measures and resulting payments under the plan. Annual bonus awards do not generally have any additional vesting or deferral period. The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout, and to ensure that the awards properly reflect business performance, as adjusted to reflect (among other things) fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals, and other extraordinary circumstances. Maximum opportunity The ongoing maximum annual bonus target opportunity is 300% of base salary (the “STI target”). Payouts under the plan will not exceed the following: • Below threshold: 0% of the STI target • Threshold: 50% of the STI target • Target: 100% of the STI target • Maximum: 200% of the STI target Performance conditions The Committee determines the appropriate financial and individual performance metrics utilized in the program annually based on the Company’s short-term objectives. The Committee approves the threshold, target and maximum performance measures for these metrics, which will generally align with the Company’s annual financial and strategic plan, as well as the corresponding payouts at each level of achievement. Generally, 80% of the annual bonus will be based on financial performance measures, which may include but are not limited to profitability, cash flow, liquidity or balance sheet metrics. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 72

Details of the measures, weightings and targets applicable to the annual bonus for each year will be disclosed retrospectively in the annual report on Directors’ remuneration for the relevant financial year (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Variable pay: Long-term incentive (“LTI”) Purpose and link to strategy LTI compensation is designed to: (i) balance and align the interests of Executive Directors and shareholders; (ii) reward Executive Directors for demonstrated leadership and performance aimed towards the creation of shareholder value; (iii) increase equity holding levels; (iv) align with competitive levels of compensation opportunity within our peer group; and (v) support in attracting, retaining and motivating Executive Directors. Operation LTI awards are typically granted pursuant to the Company’s equity incentive plan(s) as approved by shareholders from time to time. LTI awards are normally made annually and are usually granted in the form of performance-based restricted share units (“PSUs”), but time-based restricted share units, restricted shares, share options, performance-based share options, share appreciation rights, other share-based awards or any combination thereof, whether or not subject to performance conditions, may also be granted. Performance-based LTI awards normally have a three-year performance-period aligned with the fiscal year and vest in two equal tranches approximately three- and four-years after the grant date, subject to achievement of pre-established performance conditions. In some circumstances, awards may be granted with a shorter vesting period which shall, in any event, be at least one year. These circumstances may include, without limitation, where forward-looking performance metrics cannot be reasonably set due to challenges and/or economic uncertainty (e.g. during a pandemic), or there is a need to retain or appropriately reward individuals in support of a transaction, and/or assist with any transition that might be required in connection with a transaction. The Committee reviews the award levels and the framework for determining vesting annually. The Committee has discretion to amend the terms and conditions of any award within the limits of the policy, terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants including, without limitation, where there is: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance, as adjusted to reflect (among other things) fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals and other extraordinary circumstances. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 73

Executive Directors must hold all of the net settled shares they receive pursuant to LTI awards for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets their holding requirements under the Share Ownership Guidelines, a summary of which is included in the annual report on Directors’ remuneration. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. Maximum opportunity The maximum target is 800% of base salary measured at the award’s grant date (the “LTI target”). In some exceptional circumstances, including without limitation, where there has been a transformative transaction or other strategic opportunity, an award may be granted above the LTI target. Payouts under each LTI program will not exceed the following: • Below threshold: 0% of the LTI target • Threshold: 50% of the LTI target • Target: 100% of the LTI target • Maximum: 200% of the LTI target Performance conditions The Committee determines the appropriate performance measures, weightings and targets for the entire performance period of an LTI program prior to the award date, which will generally align with the Company’s operating and strategic priorities for the upcoming performance period. Typically, most of the performance measurements are financial or market-based in nature including but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets will be disclosed retrospectively in the annual report on Directors’ remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Variable pay: Co-investment plan Purpose and link to strategy Co-investment plans are designed to: (i) balance and align the interests of Executive Directors and shareholders; (ii) reward for demonstrated leadership and performance aimed towards the creation of shareholder value; (iii) incentivize Executive Directors to achieve one or more specified performance targets; (iv) increase equity holding levels; and (v) provide Executive Directors with a commitment to hold a minimum number of shares in the Company for a period as determined by the Committee. Operation A co-investment plan is performance-based and is generally granted once every three years. Typically, a co-investment plan award coincides with an Executive Director's reappointment to the Board. Under a co-investment plan, the Company may issue and/or grant options over shares, share appreciation rights, restricted shares, restricted share units, performance units, performance shares, other share-based awards or any combination thereof pursuant to the Company's equity incentive plan approved by shareholders from time to time. Typically, the Company matches the participant’s commitment to hold shares under the co-investment plan on a 1:1 ratio. Awards vest after the performance period, typically subject to: (i) achievement of pre- established performance metrics; (ii) the Executive Director continuing to hold the specified number of shares during the performance period; (iii) the Executive Director reinvesting up to 50% of net shares received subject to the plan in the next cycle of co- investment plan, if requested to do so; and (iv) the Executive Director continuing to serve as a Director on the Board during the performance period. Options vested under a co-investment plan generally expire four years after the vesting date. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 74

Executive Directors must hold all of the net settled shares they receive under a co- investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets their holding requirements under the Share Ownership Guidelines, a summary of which is included in the annual report on Directors’ remuneration. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any co-investment plan within the limits of this policy, the terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants including, without limitation, where there is: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Maximum opportunity The maximum award level is 10 times base salary measured at the award’s grant date. The Committee sets a target (which may include different levels of achievement) for each co-investment plan in its discretion on grant, and awards vest if the applicable performance conditions are met. Performance conditions The Committee determines the appropriate performance measures, weightings and targets for the entire performance period of a co-investment plan at the time of grant. Typically, at least 80% of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets will be disclosed retrospectively in the annual report on Directors’ remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Non-Executive Directors Fixed pay: Fees Purpose and link to strategy To attract and retain high-calibre individuals, with appropriate experience or industry- related skills, by offering market competitive fee levels. Operation Non-Executive Directors receive a basic fee for their Board services. Additional fees may be paid in relation to additional responsibilities including: • The role of the Chairperson; • The role of the Lead Independent Director; • Chairing the Audit, Compensation and Nominating and Corporate Governance Committees and any other Board committees as may be established from time to time; and • Carrying out specific and/or ad hoc projects or tasks. The fees may be paid in a currency other than USD. The fee of the Chairperson is set taking into account the individual’s circumstances, skills and experience, the scope of the role and the needs and circumstances of the Company. Non-Executive Director fees are set taking into account market practice levels and commitment required of the Directors in connection with, but not limited to, regulatory and licensing procedures. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 75

The Company may reimburse expenses incurred in the course of duties. Tax may arise on the reimbursement of certain expenses and any such tax will be paid by the Company. Certain sums or payments, including contributions to pension organizations / social security institutions, may be payable under local law by virtue of the payment of fees and the grant of equity awards, depending on the location of the Non-Executive Director. The fees for Non-Executive Directors are set by the Committee, but no member of the Committee shall fix their own compensation, except for uniform compensation to directors for their service as directors. The Committee reviews the fees periodically. Maximum opportunity There are no set maximum fees; however, fee increases will take into account, among other things, fee levels of peer companies and any new or additional burden involved in the discharge of the role. The maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Board in its sole discretion. Current fee levels are set out in the annual report on Directors’ remuneration. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Equity awards Purpose and link to strategy To reward Non-Executive Directors for continued service, whilst aligning Non-Executive Directors with shareholders through linking an element of compensation to share performance. Operation Typically, each Non-Executive Director is granted a time-vesting restricted share unit (“RSU”) award, generally unconnected to the performance of such Non-Executive Director. The Committee retains the discretion to grant equity awards to Non-Executive Directors as permitted under the Company’s equity incentive plan approved by shareholders from time to time. An RSU award is normally granted to each existing Non-Executive Director annually and to a new Non-Executive Director at the time of appointment. The number of RSUs covered by each award is generally determined by dividing (i) the Annual Grant Value by (ii) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new Non-Executive Directors. There is no set maximum for the Annual Grant Value, but the Committee determines the amount based on its periodic benchmarking of compensation for the Non-Executive Directors. Awarded units normally vest at the next annual general meeting of the Parent after grant date, subject to continued service of the Non-Executive Director as a Director on the Board. The Committee reviews the award levels and the framework for determining vesting periodically. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy, the terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants where there is a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Equity awards do not have a post-vest holding or deferral requirement. Instead, the Company maintains Share Ownership Guidelines which require the Non-Executive Director to maintain a level of share ownership measured as a multiple of base fee. A summary of the Share Ownership Guidelines is included in the annual report on Directors' remuneration. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 76

Maximum opportunity The maximum target is 100% of the Annual Grant Value. Current Annual Grant Value levels are set out in the annual report on Directors’ remuneration. The maximum increase of the Annual Grant Value on an annual basis is 10% of that year's Annual Grant Value, rising to a maximum of 20% of that year's Annual Grant Value in exceptional circumstances, as determined by the Board in its sole discretion. Performance conditions There are no performance conditions. Recovery or withholding Awards made to Non-Executive Directors may be recouped in certain instances, such as error in calculation or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Notes to the Future policy table Performance measures and targets Each year, the Committee will give careful consideration to the performance measures that should apply to incentives. • For the annual bonus, the Committee considers that a combination of (i) financial measures relating to the Company’s strategic objectives; and (ii) business strategy and individual financial measures, is most appropriate for assessing performance over the short to medium term. This may be combined with other non-financial measures, including measures relating to customer, people, and culture, and measures encompassing environmental, social and governance aspects. • For LTI awards and co-investment plans, the Committee considers that financial or market performance metrics, including shareholder return, profitability, cash flow and certain balance sheet metrics, provide the optimum balance to assess the long-term financial performance of the Company and growth in shareholder returns on an absolute and relative basis. Non-financial measures, including customer, people and culture, and encompassing environmental, social and governance aspects, may be used in combination with financial measures. Targets are approved by the Committee, taking into account the Company’s growth ambitions, market expectations and the circumstances and relative performance at the time. Targets are normally set relative to budget and/or by reference to prior results. Whilst targets typically contain a performance range to incentivize minimum performance and outperformance levels relative to budget and/or prior results, they also ensure that poor performance is not rewarded. The Committee reserves the right to amend, introduce and/or remove performance measures and targets for awards as it considers appropriate, subject to the rules of the relevant plan and any legal or regulatory restrictions. Remuneration policy for other employees While our Remuneration Policy follows the same fundamental principles across the Company, packages offered to employees reflect differences in market practice in the different countries, role and seniority. Like the Executive Directors, employees at management level and above receive a fixed salary and may receive a variable annual bonus. The annual bonus differs between employee levels of seniority: senior management employees are generally subject to an 80% bonus weighting as to financial results and a bonus weighting of 20% based on personal performance, which is the same as for Executive Directors. The annual bonus is paid out on an annual basis subject to the financial results of the Company and the personal performance of each employee. Manager and above level employees in general also participate in the same annual bonus plan. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level. Eligible employees participate in the same LTI programs as the Executive Directors or such other long-term incentive plans as may be adopted by the Committee from time to time. Employees, other than the Executive Directors, are not eligible to participate in the co-investment plan, which is specifically aimed at Executive Directors. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 77

Approach to recruitment remuneration The Company operates in a complex, global and specialized sector and competes for talent on a global basis and, in many instances, outside of the U.K. and across industries. The Committee’s approach to recruitment remuneration is to develop remuneration packages that put the Company in a position to effectively attract and retain executive talent based on competitive pay, benefits and practices in relevant markets, sectors and geographies. Executive Directors The Committee determines the remuneration of new Executive Directors on a case-by-case basis. Generally, the level of fixed remuneration will be determined after considering the candidate’s skills and experience and the market data for the role that they will be undertaking and the remuneration needed to attract talent under the circumstances. It is expected that for new Executive Directors: • Base salary will be set in line with the Remuneration Policy. • Benefits will be in line with the Remuneration Policy. Additional benefits may be offered for new Executive Directors, such as relocation benefits. • Pensions will be in line with the Remuneration Policy. • The annual bonus quantum and performance measures will generally be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. However, the Committee reserves the right to vary the performance measures and targets for the year of recruitment if it considers appropriate (e.g. where a large portion of the year has already elapsed or as needed to attract talent under the circumstances). The annual bonus maximum will generally reflect the ongoing policy for current Executive Directors. • The LTI quantum, performance measures and targets will be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The LTI award maximum for new Executive Directors will generally reflect the ongoing policy for current Executive Directors. • The co-investment quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The Company may also pay reasonable fees and expenses for a new Executive Director in relation to their appointment. The Committee recognizes that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making buy-out awards in addition to the remuneration outlined above. In making buy-out awards, the Committee will consider any relevant factors, including the value of the forfeited award, any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met, the proportion of the performance period remaining and the form of award. Where possible, buy-out awards will be made using existing incentive plans and may be settled in cash and/or shares, and in one payment or over a period of years. In addition to buy-out awards, the Committee retains discretion to offer other payments (i.e. sign on payments/awards) of up to 600% of base salary at grant date, whether in cash and/or in shares, which reflect market conditions or practice by location when it considers these to be in the best interests of the Company and, therefore, shareholders. These payments may not be subject to any performance criteria, holding periods and/or any recovery or withholding policy. The Committee does not intend to use this discretion to offer other payments that are non-performance related, but considers it important to retain the ability to do so in order to attract and retain executive talent. In any case, the Committee may consult with its external, independent compensation advisor to confirm the package provided at recruitment is market competitive and aligned with the standard remuneration elements for the role and location. Non-Executive Directors The remuneration package for a newly appointed Non-Executive Director would normally be in line with the structure set out in the Future policy table. Directors’ contractual arrangements Executive Directors’ service contracts The Company does not have a policy of fixed term contracts for Executive Directors. Generally, contracts include a notice period of no more than 12 months. As a matter of best practice, all Executive Directors’ appointment and subsequent re-appointment as a director of the Parent will be made subject to appointment and annual reappointment by shareholders at the AGM. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 78

Non-Executive Directors’ appointment agreements All Non-Executive Directors’ services are provided for in accordance with their individual appointment agreements. Non-Executive Directors are generally expected to be re-appointed annually on each AGM date, unless their appointment is terminated earlier by either party on the giving of one month’s notice. Loss of office When a Director leaves the Company, the Committee will review the circumstances and apply the appropriate treatment having regard to the practice for other senior employees of the Company, which may vary by location and the Director’s contractual entitlements in order to facilitate the exit of a particular individual. Where applicable, the Committee aims to avoid rewarding poor performance and to recoup undue or excessive pay. When determining the treatment of the various elements of compensation upon cessation of service, the Committee will give regard to the rationale for the departure. An individual may be treated as a ‘good leaver’ for these purposes if they leave by way of the following circumstances - (i) death, (ii) injury, ill-health or disability, (iii) redundancy, (iv) retirement, (v) termination without cause, (vi) resignation for a ‘good reason’ (for example, where there has been a material breach of the employment contract by the employer), and/or (vii) any other circumstances as determined by the Committee or the Board. The Committee also retains discretion to make additional payments in respect of (i) settling any claims which the Committee considers, in its reasonable judgment, may arise in respect of the termination (whilst seeking to ensure that there is no reward for failure), and (ii) reasonable legal costs and other expenses reasonably incurred by the Director in respect of the termination and any settlement arrangements; provided in all cases that the Committee considers that it would be in the best interests of the Company to do so. Change in control The Company’s equity incentive plan(s) contains provisions relating to a change in control which provides for full accelerated vesting of all outstanding share options, share appreciation rights and full value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued, will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Committee not later than the date of the change in control, taking into account performance up to the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event or transaction that materially affects the value of the Company’s shares or share- based awards (including, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie), an adjustment may be made to the number of shares if considered appropriate. Executive Directors Having regard to and in line with the practice for other senior employees of the Company in the relevant location/ jurisdiction, the table below summarizes the policies which will apply in respect of the various elements of compensation in the event of cessation of an Executive Director’s service with the Company, unless determined otherwise at the discretion of the Committee: Base salary Salary will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may be entitled to receive up to 18 months of base salary (inclusive of any payment in lieu of notice). Benefits Benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A director will not be required to repay any benefits that were provided to him/her by way of a lump sum payment, including where such payment covers a period after cessation of service. A good leaver may continue to receive a range of benefits, including without limitation, health and welfare benefits, tax preparation and perquisites, following cessation for up to 24 months. Pension Pensions will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. Element of remuneration Loss of office payment policy Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 79

Annual bonus / STI Any accrued but unpaid annual bonuses for the prior fiscal year will be paid. A director may be entitled to an annual bonus, pro-rated if applicable and subject to performance assessment, in respect of the financial year in which the cessation occurs. A good leaver may be entitled up to an additional payment of 18 months annual bonus (based upon a three-year average). LTI Awards in shares and options will be treated in accordance with the relevant plan rules and the terms and conditions of the award. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the performance period or vest in full. A good leaver may exercise vested share options up until the original expiration date under the original terms and conditions of the award, generally a three- or four-year period after the vest date. Co-investment All outstanding and unvested awards in shares and/or options will be automatically and immediately forfeited for no consideration as of cessation of service. A good leaver may exercise vested share options up until the original expiration date under the original terms and conditions of the award. Element of remuneration Loss of office payment policy An Executive Director may also be entitled to additional payments, including but not limited to certain payments or benefits which are in line with and which reflect market practice, including the provision of outplacement support, reasonable costs associated with relocation back to an individual’s home country, and tax preparation. In some countries, it may be a legal requirement to provide on-going consideration for post-termination restrictive covenants. The Committee may impose post-termination restrictive covenants on Executive Directors which continue for up to two years after cessation of service and which may require payment of appropriate consideration. Marco Sala Upon cessation of service, Marco Sala will be subject to 24 months post-termination restrictive covenants, in return for which he will receive a payment equal to the GBP equivalent of US$7.5 million as consideration. According to a severance agreement entered into between the Company and Marco Sala, subject to Marco Sala working his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to him) and a pro-rated short term incentive bonus payment as of the date of termination based on the projection of the Company’s full year business and financial results. The severance payment is subject to the Company determining that he is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Marco Sala’s employment is terminated for cause. Non-Executive Directors No remuneration is payable upon a Non-Executive Director’s termination, other than accrued fees (including contributions to pension organizations / social security institutions, as required by local law) and expenses, subject to the discretion of the Board. RSU awards will be treated in accordance with the relevant plan rules and the terms and conditions of the award. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the period or vest in full. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 80

Directors' Remuneration Report

Remuneration illustrations

The charts below give an indication of what could be received by an Executive Director in the first year of implementation after the Remuneration Policy is approved at the 2024 AGM, showing:

- The minimum remuneration receivable, which includes salary, employer pension contributions, other benefits and any cash alternative (total fixed remuneration);
- The remuneration receivable for performance in line with the Company's expectations, which includes total fixed remuneration and assumes an on-target award for the annual bonus/STI and LTI;
- The maximum remuneration receivable, which includes total fixed remuneration and a maximum award under the annual bonus/STI and LTI; and
- The maximum remuneration receivable, with share price appreciation of 50% during the relevant performance period.


Executive Chair
Fixed pay
LTI
Annual bonus / STI
Share price appreciation
100%
75%
50%
25%
0%
100.0%
29.5%
19.9%
50.6%
35.9%
21.6%
42.5%
15.2%
30.4%
18.4%
36.0%
$3.4 Minimum
$6.8 Target
$8.1 Maximum
$9.5 Maximum with 50% share price growth
$ in millions


Chief Executive Officer
Fixed pay
LTI
Annual bonus / STI
Share price appreciation
100%
75%
50%
25%
0%
100.0%
56.3%
18.8%
25.0%
59.2%
22.7%
18.1%
22.8%
45.7%
17.5%
14.0%
$2.0 Minimum
$8.0 Target
$11.0 Maximum
$14.3 Maximum with 50% share price growth
$ in millions

- Minimum compensation is estimated based on the annual base salary plus estimated foreign currency fluctuations and tax equalization and pension and benefits that approximate the value included in the 2023 single figure table plus an additional $1.0 million related to housing allowance paid once every three years, which is payable in 2024.
- Target annual bonus amount is based on the applicable annual bonus target amount of 150% of annual base salary. Maximum annual bonus amount reflects target annual bonus multiplied by the current annual bonus plan maximum payout of 194.4% of base salary.
- Target LTI amount is based on the applicable LTI target amount of $2.0 million for performance-based shares for a 2024-2026 performance period. The maximum reflects the target performance-based share value multiplied by the maximum payout of 145%.
- No co-investment plan is expected to be entered into in 2024.
- Share price appreciation reflects a 50% increase to maximum performance-based share value.

- Minimum compensation is estimated based on the annual base salary plus estimated tax equalization and pension and benefits that approximate the value included in the 2023 single figure table.
- Target annual bonus amount is based on the applicable annual bonus target amount of 100% of annual base salary. Maximum annual bonus amount reflects target annual bonus multiplied by the current annual bonus plan maximum payout of 167% of base salary.
- Target LTI amount is based on the applicable LTI target amount of $4.5 million for performance-based shares for a 2024-2026 performance period. The maximum reflects the target performance-based share value multiplied by the maximum payout of 145%.
- No co-investment plan is expected to be entered into in 2024.
- Share price appreciation reflects a 50% increase to maximum performance-based share value.

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Page | 81

$ in millions Chief Financial Officer 100.0% 26.0% 18.1% 14.2% 19.2% 26.7% 20.9% 54.8% 55.2% 43.3% 21.6% Fixed pay Annual bonus / STI LTI Share price appreciation $1 Minimum $3.7 Target $5.2 Maximum $6.7 Maximum with 50% share price growth 0% 25% 50% 75% 100% • Minimum compensation is estimated based on the annual base salary plus pension and benefits that approximate the value included in the 2023 single figure table. • Target annual bonus amount is based on the applicable annual bonus target amount of 87.5% of annual base salary. Maximum annual bonus amount reflects target annual bonus multiplied by the current annual bonus plan maximum payout of 175% of base salary. • Target LTI amount is based on the applicable LTI target amount of $2.0 million for performance-based shares for a 2024-2026 performance period. The maximum reflects the target performance-based share value multiplied by the maximum payout of 145%. • No co-investment plan is expected to be entered into in 2024. • Share price appreciation reflects a 50% increase to maximum performance-based share value. Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 82

Directors' Remuneration Report

Remuneration Implementation Report

This Remuneration Implementation Report sets out the Committee's responsibilities and activities, how the Remuneration Policy was implemented in 2023 and the resulting payments each of the Directors received, and the planned implementation of the new Remuneration Policy, if approved by shareholders at the 2024 AGM. The information in this report has been audited where required under applicable U.K. legislation, as indicated in the relevant sections.

Compensation Committee activities

The Committee assists the Board in discharging its responsibilities relating to compensation of the Company's directors and other executive officers, and on human capital management matters.

The Committee currently comprises three independent Non-Executive Directors. As of the date of this report, the Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Alberto Dessy and Samantha Ravich. The Committee held five meetings during 2023, attended by members of the Committee as follows:

Director	Member since	% of meetings attended
Gianmario Tondato Da Ruos (Chairperson)	April 2015	100%
Alberto Dessy	April 2015	100%
Samantha Ravich	June 2020	100%

The CEO, CFO, Global Head of People and Transformation, General Counsel, Company Secretary and the Committee's compensation advisor, Mercer, usually attend some or all of the meetings by invitation to support the Committee as needed. These individuals are not members, and are not present when their own remuneration is discussed.

During 2023, the Committee:

- Reviewed and recommended that the Board approve the Directors' remuneration implementation report for the year ended 31 December 2022;
- Reviewed management recommendations and advised the Board on broad compensation policies implemented or to be implemented by the Company;
- Assessed the annual performance of the Executive Chair and the CEO, and advised the Board on executive officer compensation, including on incentive plan design, performance measures and targets;
- Monitored compliance with Director and executive share ownership guidelines;
- Received and discussed updates to executive officer succession and development planning;
- Received and discussed periodic reports and updates from the People & Transformation function on (i) corporate culture, (ii) employee training, engagement and development, and (iii) DE&I.
- Received and discussed reports on the Company's talent risk trend, including mitigation measures adopted or under consideration within the Company's risk control environment;
- Assessed and confirmed the Company's peer group;
- Assessed the independence of its advisor, Mercer;
- Reviewed and approved (or recommended that the Board approve) proposed changes to compensation governance policies and related documents; and
- Oversaw the Company's engagement with key investors and proxy advisory firms on executive compensation.

During 2023, the Committee was advised by Mercer in its consideration of matters in relation to executive compensation. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm and a third party unconnected with IGT. Mercer has been acting as independent advisor to the Committee since 2015 and the Committee has renewed Mercer's appointment for the financial year 2024. The Committee has satisfied itself that the advice received from Mercer was objective and independent.

The total fees in relation to the advice provided by Mercer to the Committee and the Board during the year were $313,680. Mercer also assists the Company by providing general consulting services, salary surveys, advice on fund performance of its 401(k) plans in the U.S., and benefits and retirement advisory work.

2023 AGM - Remuneration Implementation Report voting results

At the 2023 AGM, there was an advisory vote on our remuneration implementation report. The result of the poll was as follows:

Votes for	324,775,495	85.65 %
Votes against	54,429,281	14.35 %
Total votes cast	**379,204,776**	
Votes withheld	1,641,031	

2021 AGM - Remuneration Policy voting results

At the 2021 AGM, there was a binding vote on our remuneration policy. The result of the poll was as follows:

Votes for	321,270,462	87.40 %
Votes against	46,305,115	12.60 %
Total votes cast	**367,575,577**	
Votes withheld	153,697	

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Directors' Remuneration Report

Single total figure of remuneration (audited)

Executive Directors' remuneration as a single figure (audited)

The remuneration of the Executive Directors for the financial years ended December 31, 2023 and 2022 is set out below and relates to the performance of their roles as Executive Directors of the Parent or in connection with the management of the affairs of the Company.

($'000)	Salary[1]	Taxable Benefits[2]	Pension[3]	Other[4]	Total Fixed Pay	STI[5]	LTI[6] & Co-investment [7]	Total Variable Pay	Total[8]
Marco Sala									
2023	1,006	362	1,353	—	**2,721**	1,965	15,158	**17,123**	**19,844**
2022	798	2,001	1,504	—	**4,303**	2,089	5,791	**7,880**	**12,183**
Vince Sadusky									
2023	1,681	303	12	—	**1,995**	2,505	3,480	**5,985**	**7,980**
2022	1,356	337	11	—	**1,703**	2,505	8,000	**10,505**	**12,208**
Max Chiara									
2023	800	138	12	500	**1,449**	1,243	5,098	**6,341**	**7,790**
2022	800	102	11	500	**1,412**	1,313	3,439	**4,751**	**6,164**

(1) Marco Sala served as CEO until January 24, 2022, when he became Executive Chair of the Board. His annual salary as Executive Chair since his appointment to this role was $750,000, which was raised to $900,000 effective March 2023, paid monthly, of which 70% is paid in GBP and 30% in Euros, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization.

Vince Sadusky assumed the role of CEO on January 24, 2022. Prior to his appointment, he served as a Non-Executive Director. His annual salary is $1,500,000 paid bi-weekly. In addition to base salary, the amount includes true-up payments related to tax equalization.

Max Chiara's annual salary is $800,000 paid bi-weekly.

(2) Taxable benefits include the following:

($'000)	Housing[a]	Car & Jet Benefits	Meals & Travel Allowances	Insurance[b]	Tax[c]	Other[d]	Total Taxable Benefits
Marco Sala							
2023	—	27	7	5	323	—	**362**
2022	—	26	12	5	1,959	—	**2,001**
Vince Sadusky							
2023	182	33	—	4	14	70	**303**
2022	172	14	—	3	79	70	**337**
Max Chiara							
2023	—	—	—	9	59	70	**138**
2022	—	—	—	7	24	70	**102**

(a) The 2023 and 2022 amount represents Vince Sadusky's housing payment for his company paid apartment. The 2022 amount has been adjusted to present the correct value.

Marco Sala's housing allowance payment is paid once every three years in accordance with his Italian employment agreement. The next payment is due in 2024.

(b) Includes health and life insurance.

(c) Represents tax equalization related to long-term incentive and allowances as well as tax preparation services.

(d) The 2023 and 2022 amount represents the perquisite compensation contribution to Vince Sadusky and Max Chiara.

(3) Marco Sala's pension includes base pension contributions, severance and employer social tax contributions in accordance with his Italian service agreement.

Vince Sadusky's and Max Chiara's pension includes employer contributions to their respective U.S. defined contribution 401(k) plan.

(4) The 2022 and 2023 amount relates to the third and fourth installments, respectively, of a $2.0 million bonus as part of Max Chiara's offer of employment to compensate for his forfeited remuneration at his previous employer, which is to be paid in four equal installments as follows: (i) within 30-days of his employment start date; and (ii) on each of the first, second and

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Directors' Remuneration Report

third anniversaries of his employment start date. He must remain employed with the Company through the applicable payment date to receive each installment.

(5) Represents the annual bonus earned for the annual performance periods ended 2023 and 2022, paid in 2024 and 2023, respectively. Marco Sala's amount also includes the estimated true-up payments related to foreign currency fluctuations and tax equalization.

(6) Total long-term incentive is as follows:

	Performance Share Units[(a)]		Restricted Share Units[(b)]		Total LTI	
	Shares	($'000)	Shares	($'000)	Shares	($'000)
Marco Sala						
2023	306,607	8,585	—	—	**306,607**	**8,585**
2022	204,404	5,791	—	—	**204,404**	**5,791**
Vince Sadusky						
2023	124,285	3,480	—	—	**124,285**	**3,480**
2022	—	—	285,714	8,000	**285,714**	**8,000**
Max Chiara						
2023	182,084	5,098	—	—	**182,084**	**5,098**
2022	121,389	3,439	—	—	**121,389**	**3,439**

(a) The 2023 amount represents 145% of target performance share units subject to the 2021 through 2023 performance period, 50% expected to vest in 2024, and 50% expected to vest in 2025, multiplied by $28.00, the three-month average closing share price ending December 31, 2023. The share price at grant date of $22.70 (with respect to Marco Sala and Max Chiara) and $26.25 (with respect to Vince Sadusky) is lower than the share price used as noted in this paragraph. As such, the amount above includes share price appreciation of $1,625,017, $217,499 and $965,045 for each of Marco Sala, Vince Sadusky and Max Chiara, respectively. Details relating to the performance measures and achievement are set out in the section headed "Performance against performance conditions for the LTI vesting (audited)".

The 2022 amount represents 145% of target performance share units subject to the 2021 through 2022 performance period, 50% vested on May 1, 2023 multiplied by $28.66, and 50% expected to vest in 2024 multiplied by $28.00, the three-month average closing share price ending December 31, 2023. The share price at grant date of $22.70 is lower than the share price used as noted in this paragraph. As such, the amount above includes share price appreciation of $1,150,794 and $683,419 for each of Marco Sala and Max Chiara, respectively.

Vince Sadusky assumed the role of CEO on January 24, 2022 and did not have performance share units subject to the 2021 through 2022 performance period.

(b) The 2022 amount reflects the one-time recruitment award of restricted share units granted to Vince Sadusky on January 24, 2022, with a grant date value of $7.5 million with an opportunity to earn up to an additional 350,000 shares depending on the share price of the Parent's ordinary shares for the 60 days immediately preceding and ending on the vesting date, which is three years after the grant date. The 2022 amount has been updated to reflect the number of units unvested as of December 31, 2023, multiplied by $28.00, the three-month average closing share price ending December 31, 2023. The share price at grant date of $26.25 is lower than the share price used as noted in this paragraph. As such, the amount above includes share price appreciation of $500,000.

(7) Total co-investment is as follows:

	Performance Share Units[(a)]		Performance Options[(a)]		Total Co-investment	
	Shares	($'000)	Shares	($'000)	Shares	($'000)
Marco Sala						
2023	211,250	5,915	86,250	658	**297,500**	**6,573**
2022	—	—	—	—	—	**—**

(a) The 2023 amount represents 100% achievement of the Co-investment plan performance conditions for certain performance share units and share options granted in 2021, which will vest 100% upon shareholder approval of the Company's 2023 financial statements at the 2024 AGM. The amount of compensation reflects the total number of shares expected to vest multiplied by $28.00, the three-month average closing share price ending December 31, 2023. Equity compensation for share options also takes into account a grant date strike price of $20.37. The share price at grant date of $20.37 and $19.87 are lower than the share price used as noted in this paragraph. As such, the amounts above include share price appreciation of $2,322,425.

(8) Marco Sala's total remuneration reflects all remuneration related to his employment contract with the Parent, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A., which merged with and was absorbed by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), effective December 1, 2018.

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Directors' Remuneration Report

Non-Executive Directors' remuneration as a single figure (audited)

The remuneration of the Non-Executive Directors for the financial years ended December 31, 2023 and 2022 is set out below and relates to the performance of their role as a Non-Executive Director of the Parent.

($'000)	Retainers	Other fees[(1)]	Restricted Share Units[(2)]	Total[(3)]
Alberto Dessy[(4)]				
2023	124	—	208	**332**
2022	120	—	269	**388**
Marco Drago				
2023	100	—	208	**308**
2022	100	—	269	**369**
Ashley M. Hunter[(5)]				
2023	100	—	208	**308**
2022	96	9	269	**374**
James McCann (Vice Chairperson & Lead Independent Director)				
2023	140	15	228	**383**
2022	140	11	296	**447**
Heather McGregor				
2023	100	—	208	**308**
2022	100	—	269	**369**
Lorenzo Pellicioli[(6)]				
2023	100	—	208	**308**
2022	103	22	269	**394**
Maria Pinelli[(7)]				
2023	140	15	208	**363**
2022	135	11	269	**414**
Samantha Ravich				
2023	100	—	208	**308**
2022	100	—	269	**369**
Vince Sadusky[(8)]				
2023	—	—	—	**—**
2022	8	—	—	**8**
Gianmario Tondato Da Ruos				
2023	130	—	208	**338**
2022	130	—	269	**399**

(1) These figures primarily relate to reimbursable meal and travel expenses for attending Board meetings in the U.K.

(2) The 2023 amounts reflect the number of restricted share units granted on May 9, 2023 multiplied by $28.00, the three-month average closing share price ending December 31, 2023. The restricted share units vest on the date of the 2024 AGM.

The 2022 amounts have been updated to reflect the number of restricted share units granted on May 10, 2022 multiplied by the share price on the vesting date, $26.96.

(3) Non-Executive Directors are not eligible to receive variable remuneration; therefore, Total remuneration equals fixed remuneration.

(4) Alberto Dessy's retainers include a 4% stipend related to Italian regulatory requirements by virtue of the payment of fees and the grant of equity awards.

(5) Ashley M. Hunter was appointed to the Board on January 14, 2022 and received a pro-rated amount of compensation for her services during the year.

(6) Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson of the Board and became a Non-Executive Director.

(7) Maria Pinelli was appointed to the Board on January 14, 2022 and received a pro-rated amount of compensation for her services during the year.

(8) The 2022 amount represents a pro-rata payment for Vince Sadusky's director fee prior to his appointment as CEO and Executive Director effective January 24, 2022. His remuneration as CEO and Executive Director is reported in the section headed "Executive Directors' remuneration as a single figure (audited)".

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Directors' Remuneration Report

Performance against performance conditions for the annual bonus program (audited)

Annual bonuses under the STI compensation plan are earned by reference to the financial year and paid in March following the end of the financial year.

The Committee reviews the performance measures and targets of the STI plan annually to evaluate whether these measures remain appropriately aligned to the Company's overall business strategy. Payment to the Executive Directors under the 2023 STI plan was based on both (i) pre-determined financial performance metrics, including Consolidated Operating Income ("OI") (excluding Purchase Price Accounting), Adjusted Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and Adjusted Consolidated Net Debt, and (ii) individual Management by Objectives ("MBOs").

Marco Sala

Target payment to Marco Sala is based on 150% of his salary with a maximum opportunity of 194.4% of his base salary. The table below sets out the 2023 STI plan financial metrics and actual performance and the bonuses accruing in 2023 for Marco Sala:

($ in millions)	Weighting	Threshold	Target	Maximum	2023 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	923.4	1,026.0	1,128.6	195.0%	48.8%
Adjusted Consolidated EBITDA	25%	1,529.1	1,699.0	1,868.9	135.0%	33.8%
Adjusted Consolidated Net Debt	30%	5,144.0	5,018.0	4,892.0	200.0%	60.0%
Personal Performance Measures						
MBOs	20%				200.0%	40.0%
					Payout as % of Target	**129.6%**
					Payout as % of Maximum	**64.8%**

The MBOs for Marco Sala relate to (i) executing on shareholder value creation initiatives following comprehensive strategic assessment of the gaming portfolio, and (ii) driving implementation of IGT's sustainability plan resulting in improvement on ESG scores. In all instances, these objectives were delivered against at a high level of performance - some of the resulting outcomes are forward-looking in business impact and therefore commercially sensitive in respect of the Company and not explicitly disclosed herein. Strategic options were identified as a result of a comprehensive review of IGT's portfolio and available opportunities to create incremental shareholder value. As a result of his leadership, a specific execution path was identified and progressed with an agreement reached with Everi on February 28, 2024 to merge the Global Gaming and PlayDigital businesses into Everi following the separation of the Global Gaming and PlayDigital businesses. Under Marco Sala's and Vince Sadusky's focused direction on ESG initiatives, the Company achieved at least four increased ESG rating agency scores during 2023.

Vince Sadusky

Target payment to Vince Sadusky is based on 100% of his salary with a maximum opportunity of 167% of base salary. The table below sets out the 2023 STI plan financial metrics and actual performance and the bonuses accruing in 2023 for Vince Sadusky:

($ in millions)	Weighting	Threshold	Target	Maximum	2023 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	923.4	1,026.0	1,128.6	195.0%	48.8%
Adjusted Consolidated EBITDA	25%	1,529.1	1,699.0	1,868.9	135.0%	33.8%
Adjusted Consolidated Net Debt	30%	5,144.0	5,018.0	4,892.0	200.0%	60.0%
Personal Performance Measures						
MBOs	20%				187.5%	37.6%
					Payout as % of Target	**167.0%**
					Payout as % of Maximum	**83.5%**

The MBOs for Vince Sadusky relate to (i) executing on shareholder value creation initiatives following comprehensive strategic assessment of the gaming portfolio, (ii) creating a strong company culture through DE&I focus and employee engagement initiatives, and (iii) driving implementation of IGT's sustainability plan resulting in improvement on ESG scores. In all instances, these objectives were delivered against at a high level of performance - some of the resulting outcomes are forward-looking in business impact and therefore commercially sensitive in respect of the Company and not explicitly disclosed herein. Strategic options were identified as a result of a comprehensive review of IGT's portfolio and available opportunities to create incremental shareholder value. As a result of his leadership, a specific execution path was identified and progressed with an agreement reached with Everi on February 28, 2024 to merge the Global Gaming

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and PlayDigital businesses into Everi following the separation of the Global Gaming and PlayDigital businesses. Continuing his focus in driving a strong company culture that supports DE&I initiatives, he led and participated in events to enhance and mentor underrepresented employee groups and other diversity group initiatives. Under Marco Sala's and Vince Sadusky's direction on ESG initiatives, the Company achieved at least four increased ESG rating agency scores during 2023.

Max Chiara

Target payment to Max Chiara is based on 87.5% of his salary with a maximum opportunity of 175% of his base salary. The table below sets out the 2023 STI plan financial metrics and actual performance and the bonuses accruing in 2023 for Max Chiara:

($ in millions)	Weighting	Threshold	Target	Maximum	2023 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	923.4	1,026.0	1,128.6	195.0%	48.8%
Adjusted Consolidated EBITDA	25%	1,529.1	1,699.0	1,868.9	135.0%	33.8%
Adjusted Consolidated Net Debt	30%	5,144.0	5,018.0	4,892.0	200.0%	60.0%
Personal Performance Measures						
MBOs	20%				175.0%	35.0%
					Payout as % of Target	177.5%
					Payout as % of Maximum	88.8%

The MBOs for Max Chiara relate to (i) developing the next stage of IGT's optimization journey, (ii) continuing IGT's efficiency journey through selling, general and administrative expenses (SG&A) and improved working capital efficiency, and (iii) increasing representation of underrepresented employee groups within the finance organization. In all instances, these objectives were delivered against at a high level of performance - some of the resulting outcomes are forward-looking in business impact and therefore commercially sensitive in respect of the Company and not explicitly disclosed herein. Under Max's leadership, the organization was successful in its optimization journey which led to reduced costs and an improved public debts rating by Fitch. Efficiency measures exceeded targets with robust cost reporting, surpassing net debt targets, generating substantial cash from operations, and achieving free cash flow well above the budget. Efforts to increase diversity within the finance organization exceeded expectations with 99% participation in training sessions, and launch of a mentorship program.

Performance against performance conditions for the LTI vesting (audited)

The amount included for performance share units in the 2023 single total figure of remuneration reflects the performance share units granted in 2021. Vesting was dependent on performance over three financial years ended on December 31, 2023 and continued service until the vesting date in 2024 for 50% of the units earned and the vesting date in 2025 for the remaining 50% of units earned. The vesting date is expected to be in May 2024 and May 2025, respectively.

The performance achieved against the performance targets is shown below:

2021-2023 ($ in millions)	Weighting	Threshold	Target	Maximum	2023 Performance	Performance % of Target	Payout %
Consolidated Adjusted EBITDA	25%	4,650.2	4,947.0	5,194.4	5,423.0	109.6%	116.0%
Adjusted Free Cash Flow	75%	1,520.9	1,646.0	1,892.9	2,212.0	134.4%	116.0%
EBITDA/Free Cash Flow Result							116.0%
Relative TSR Modifier		<25th	60th	>75th	92	154.0%	125.0%
						Performance results (% of Target)(1)	145.0%
						Total units earned (% of Maximum)(2)	100.0%

(1) The performance results weighted as the product of (a) the Consolidated Adjusted EBITDA and Free Cash Flow Payment Matrix (116.0%) multiplied by (b) relative Total Shareholder Return percentile payout (125.0%).

(2) The maximum number of shares to be earned under the plan is 145% of target.

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Performance against performance conditions for the Co-investment plan vesting (audited)

In 2021, the Company entered into a Co-investment plan with Marco Sala. Marco Sala's appointment as Executive Chair of the Board, effective January 24, 2022, did not impact any of the vesting conditions for awards granted under the plan. The Co-investment plan is intended to align Marco Sala's interests with those of the Company's shareholders. Under the Co-investment plan, the Company matched Marco Sala's commitment to hold his ordinary shares on a 1:1 basis (up to 470,000 shares), comprising a matching grant of up to 345,000 shares, awarded half in performance share units and half in share options on May 11, 2021, and a matching grant of up to 125,000 shares awarded in performance share units on July 28, 2021.

The vesting of certain performance share units and options awarded under the Co-investment plan is dependent upon achievement of certain performance conditions for the measurement period ended December 31, 2023 and continued service until May 2024.

The performance achieved against the performance targets is shown below and these shares will vest upon shareholder approval of the Company's 2023 financial statements at the AGM in May 2024:

Co-investment Plan	Target Performance Shares subject to metric	Target Performance Options subject to metric	Threshold	Target	2023 Performance	Performance % of Target	Payout %
Consolidated Free Cash Flow ($ in millions)	64,688	64,688	1,522.6	1,646.0	2,212.0	134.4%	100.0%
Consolidated Adjusted EBITDA ($ in millions)	21,562	21,562	4,699.7	4,947.0	5,423.0	109.6%	100.0%
Deleverage (leverage ratio)(1)	62,500	-	3.30x	3.07x	2.70x	87.9%	100.0%
Portfolio Analysis	31,250	-	N/A	N/A	See below(2)	N/A	100.0%
Diversity and Inclusion	31,250	-	N/A	N/A	See below(3)	N/A	100.0%
						Performance results (% of Target)	**100.0%**
						Total units earned (% of Maximum)	**100.0%**

(1) The Deleverage achievement metric refers to the leverage ratio, being the ratio of the Company's Net Debt as of December 31, 2023 divided by the Company's Adjusted EBITDA for the twelve-month period ending on December 31, 2023, as reported in the annual public press release of the financial results issued by the Company for the year ended December 31, 2023. The 2023 Performance reflects the achievement as determined in accordance with the plan.

(2) The Portfolio Analysis achievement metric refers to a process led to analyze the Company's portfolio of business within the business segments to identify opportunities to create incremental shareholder value during the years ended December 31, 2021, 2022 and 2023. Strategic options were identified as a result of a comprehensive review of IGT's portfolio and available opportunities to create incremental shareholder value, implemented through for example a strategic review of the digital and sports betting business, the sale of the Italian proximity payment business and the acquisition of iSoftBet during the performance period. As a result of his leadership, a specific execution path was also identified and progressed with an agreement reached with Everi on February 28, 2024 to merge the Global Gaming and PlayDigital businesses into Everi following the separation of the Global Gaming and PlayDigital businesses.

(3) The Diversity and Inclusion metric refers to a process led to embed diversity and inclusion in the Company's corporate culture, including developing long-term Company goals for diverse groups of employees in leadership roles and other key relevant roles within the Company, during the years ended December 31, 2021, 2022 and 2023. Under Marco Sala's focused direction and leadership, an exceptional number of impactful initiatives were developed and implemented. Key achievements include a 6% increase in the proportion of people in underrepresented groups in leadership roles; execution of a gender pay equity analysis to ensure equitable compensation; launch of DE&I focused programs globally; new governance models for DE&I councils; and joint Talent Management/Business Unit mentorship programs. Other successes include development of strategic partnerships for talent acquisition to access diverse talent pools and enhanced manager training, and implementation of comprehensive leadership training to imbed inclusive behavior and performance in senior management.

The measurement period for the performance share units (86,250) and share options (86,250) subject to the Absolute Total Shareholder Return ("TSR") financial metric ends upon approval of the Company's 2023 financial statements at the 2024 AGM. Achievement of the Absolute TSR is based on the share price being equal to or greater than 20% over the period commencing on the grant date (the initial price of $17.18 is equal to the 20-day trading average share price ending on the date of grant) and ending on the date of approval of the Company's 2023 financial statements (the final price is equal to the 60-trading-days-average share price ending on the approval of the Company's 2023 financial statements at the 2024 AGM). The vesting of these performance share units and options is also subject to Marco Sala's continued service as a director until the AGM in May 2024.

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Directors’ Remuneration Report

Interests and vesting criteria of awards made during the financial year (audited)

LTI - Performance share units (audited)

2023-2025 LTI awards - Performance share units

The award will vest 50% in 2026 and 2027, respectively, based on cumulative performance over the 2023 through 2025 period and continued service through the vesting dates. The award also provides for full vesting in the event of death, and pro rata vesting in the event of disability. The details of these awards are included in the table below:

Executive Director	Type of Award	Maximum Units	Proportion of maximum award vesting at minimum performance	Price on Grant Date	Face Value on Grant Date(1) ($'000)
Marco Sala	Performance Share Units	106,227	10%	$27.49	2,920
Vince Sadusky	Performance Share Units	239,010	10%	$27.49	6,570
Max Chiara	Performance Share Units	106,227	10%	$27.49	2,920

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award multiplied by the Price on Grant Date of May 5, 2023.

The vesting of the performance share units under the 2023-2025 LTI awards is tied to the three performance metrics based on performance in 2023 through to 2025 as follows.

•	Three-Year Cumulative Consolidated Adjusted EBITDA	Profitability measure
•	Three-Year Cumulative Consolidated Free Cash Flow	Use of cash
•	Relative TSR	Performance against peers

Three-Year Cumulative Consolidated Adjusted EBITDA (“Three-Year Adjusted EBITDA”)

This performance metric refers to the cumulative Adjusted EBITDA of the Company as reported in the annual public press releases issued by the Company for the years ended December 31, 2023, 2024 and 2025. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Adjusted EBITDA Target	*< 95%*	*95%*	*100%*	*≥ 105%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Three-Year Cumulative Consolidated Free Cash Flow (“Three-Year Free Cash Flow”)

This performance metric refers to the cumulative Free Cash Flow of the Company as reported in the annual public press releases issued by the Company for the years ended December 31, 2023, 2024 and 2025. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Free Cash Flow Target	*< 92.5%*	*92.5%*	*100%*	*≥ 115%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Relative TSR Payment Factor

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period. The measurement period is the period commencing on January 1, 2023 and ending on December 31, 2025. After the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow performance metrics are calculated, the TSR modifier is applied to the calculated vesting.

Performance Factor

The Performance Factor is the product of the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow multiplied by the Relative TSR Payment Factor. Actual vesting under the plan can range from 0% to 145% if all maximum targets are met.

Annual Report and Accounts 2023 Page | 90

Pensions (audited) Marco Sala Marco Sala participates in the Company’s Italian pension funds at the same rates at which other eligible employees participate, which rates may differ by reference to entry date into the plan and job level. The amount in the single-figure table reflects Marco Sala’s Italian pension under his service agreement with Lottomatica S.p.A. which merged with and was absorbed by IGT Lottery S.p.A., formerly Lottomatica Holding S.r.l. (“Lottomatica”), effective December 1, 2018, and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala’s contributions subject to the Italian integrative pension fund (PREVIP) are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds’ contribution rates are applied to Marco Sala’s remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A., as disclosed in the single figure table. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy’s severance program) at a rate of 6.9% of Marco Sala’s base salary, allowances and annual bonus earned under both of his service agreements. At the time Marco Sala’s employment ends with the Company, he may receive this benefit as a lump sum payment or keep the balance in PREVIP. As of December 31, 2023, there was no accrual for an Italian severance payment for Marco Sala. The estimated retirement date for Marco Sala is in January 2027 which, in accordance with Italian regulations, could be postponed to March 2027. Vince Sadusky Vince Sadusky is eligible to participate in the Company’s U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (“IRS”) limits then in effect, which were $22,500 in 2023 with an additional “catch-up” contribution of $7,500 for employees age 50 or older as of December 31, 2023. Max Chiara Max Chiara is eligible to participate in the Company’s U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (“IRS”) limits then in effect, which were $22,500 in 2023 with an additional “catch-up” contribution of $7,500 for employees age 50 or older as of December 31, 2023. Payments to past Directors and payments for loss of office (audited) There were no payments of money or other assets made to any Director or for loss of office, in each case, at any time during the financial year ended December 31, 2023. Statement of Director’s shareholding and share interests (audited) Share Ownership Guidelines Executive Directors are required to acquire and maintain shares with a fair market value equal to at least three times base salary (which is the case for the current CFO, Max Chiara) and a maximum of at least five times base salary (which is the case for the current Executive Chair, Marco Sala, and CEO, Vince Sadusky). Shares included in the ownership criteria include shares which are beneficially owned regardless of whether the shares were issued under a Company plan or purchased on the market, and vested shares held in trust for the benefit of the Executive Director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned. Unvested restricted share units and unexercised share options are not taken into account for purposes of the guidelines. If the Executive Director has a co-investment plan, 50% of shares committed to the co-investment will not be taken into account for purposes of the guidelines. Executive Directors must hold all of the net settled shares they receive under the LTI plan and the co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets his or her holding requirements under the Share Ownership Guidelines. Upon cessation of employment, Executive Directors are required to hold (i) during the first year post departure, the lower of their respective shareholding guideline and the actual shareholding immediately prior to departure, and (ii) during the second Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 91

Directors' Remuneration Report

year post departure, the lower of 50% of their respective shareholding guideline and the actual shareholding at the start of the second year post departure.

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a Non-Executive Director is expected to hold, for as long as he or she remains on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for that Non-Executive Director. Unvested restricted share units and unexercised share options are not taken into account for the purposes of the guidelines. Non-compliant Non-Executive Directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements, or the exercise price of any share options or nominal value of shares, or broker fees (if any).

The Committee has the discretion to amend the shareholding guidelines at any time.

Executive Directors' interests in share awards (audited)

The table below sets out details of the interests of the Executive Directors in share awards for the year ended December 31, 2023:

Date of Grant	Awards Held at January 1, 2023	Granted/ Performance Adjustments During the Year(1)	Shares Vested During the Year	Awards Held at December 31, 2023	Market Price at Grant Date	End of Performance Period	Vesting Date
Marco Sala							
May 5, 2023	—	73,260	—	73,260	$27.49	2025	2026 & 2027
May 4, 2022	81,400	—	—	81,400	$22.37	2024	2025 & 2026
Jul 28, 2021	125,000	—	—	125,000	$19.87	2024	2024
May 18, 2021	352,423	63,435	(102,201)	313,657	$22.70	2022 & 2023	2023, 2024 & 2025
May 11, 2021	172,500	—	—	172,500	$20.37	2024	2024
Vince Sadusky							
May 5, 2023	—	164,835	—	164,835	$27.49	2025	2026 & 2027
May 4, 2022	91,575	—	—	91,575	$22.37	2024	2025 & 2026
Jan 24, 2022	85,714	—	—	85,714	$26.25	2023	2024 & 2025
Jan 24, 2022	285,714	—	—	285,714	$26.25	Not Applicable	2025
Max Chiara							
May 5, 2023	—	73,260	—	73,260	$27.49	2025	2026 & 2027
May 4, 2022	81,400	—	—	81,400	$22.37	2024	2025 & 2026
May 18, 2021	209,293	37,672	(60,693)	186,272	$22.70	2022 & 2023	2023, 2024 & 2025

(1) Increases relate to adjustments for actual performance achieved.

Executive Directors' interests in share options (audited)

The table below sets out details of the interests of the Marco Sala in share options which are outstanding as of December 31, 2023:

Date of Grant	Awards Held at January 1, 2023	Granted/ Performance Adjustments During the Year	Exercised During the Year	Expired During the Year	Awards Held at December 31, 2023	Exercise Price(1)	End of Performance Period	Vesting Date	Expires On
May 11, 2021	172,500	—	—	—	172,500	$20.37	2024	2024	2028

(1) The market price at grant date is equal to the exercise price of the share option.

Neither Vince Sadusky nor Max Chiara have any interests in share options as of December 31, 2023.

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Directors' Remuneration Report

Executive Directors' total share interests (audited)

The table below shows the Executive Directors' share interests as of December 31, 2023, including shares held by connected persons.

Executive Director	Restricted Share Units	Performance Share Units	Share options	Total of Outstanding Shares and Options	Shares Beneficially Owned Outright[(1)]
Marco Sala	—	765,817	172,500	938,317	1,186,884
Vince Sadusky	285,714	342,124	—	627,838	82,468
Max Chiara	—	340,932	—	340,932	82,781

(1) Marco Sala met the target ownership level as prescribed by the Share Ownership Guidelines, but not Vince Sadusky and Max Chiara who only became subject to the guidelines since their appointment as CEO in January 2022 and as CFO in April 2020, respectively, but are expected to meet the target ownership level in the next two to three years. In any event, all Executive Directors remain subject to the holding requirements prescribed by the Share Ownership Guidelines as detailed in the section headed "Share Ownership Guidelines" on page 91.

Non-Executive Directors' share interests (audited)

The table below shows the Non-Executive Directors' share interests as of December 31, 2023, unless otherwise noted, including shares held by connected persons. Non-Executive Directors do not have options outstanding.

Name	Restricted Share Units	Shares Beneficially Owned Outright[(1)]
Alberto Dessy	7,418	71,309
Marco Drago	7,418	85,017
Ashley M. Hunter	7,418	10,908
James McCann	8,160	86,369
Heather McGregor	7,418	42,218
Lorenzo Pellicioli	7,418	165,796
Maria Pinelli	7,418	10,460
Samantha Ravich	7,418	38,869
Gianmario Tondato Da Ruos	7,418	81,478

(1) Each of the Non-Executive Directors have either met or are on track to meet the target ownership level as prescribed by the Share Ownership Guidelines as detailed in the section headed "Share Ownership Guidelines" on page 91.

Performance graph and table

Total shareholder return (TSR)

The chart below shows the TSR index for the Company as against the Russell Midcap Index. The Company considers it appropriate to benchmark its performance to the Russell Midcap Index due to the Company's nature and size.


TSR Performance
Index Value
350
300
250
200
150
100
50
0
29 June 2015
31 Dec 2015
31 Dec 2016
31 Dec 2017
31 Dec 2018
31 Dec 2019
31 Dec 2020
31 Dec 2021
31 Dec 2022
31 Dec 2023
Period Ended
Company
Russell Midcap Index

(1) TSR calculation utilizes the 60-day average price for the period 60 days before the start dates and end dates of each period for the Parent's ordinary shares and the Russell Midcap Index; TSR includes impact of dividend payments.

(2) The index value for the period ended December 31, 2022 has been adjusted to present the correct value - the index value in the 2022 Annual Report and Accounts reflected a two year TSR performance rather than one year.

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Directors' Remuneration Report

Total remuneration of the CEO

	2014(1)	2015(1)(2)	2016	2017	2018(2)	2019	2020	2021(2)	2022(1)(3)		2023
	Marco Sala	Marco Sala	Marco Sala	Marco Sala	Marco Sala	Marco Sala	Marco Sala	Marco Sala	Marco Sala	Vince Sadusky	Vince Sadusky
Total remuneration ('000)	€7,156	$9,646	$7,554	$9,239	$19,487	$6,499	$10,396	$8,167	$2,016	$12,208	$7,980
Annual bonus paid (% of maximum)	96%	75%	82%	61%	78%	83%	—%	95%	—%	84%	84%
LTI vesting (% of maximum)	100%	78%	72%	86%	37%	26%	—%	18%	100%	—%	—%

(1) Marco Sala was CEO of the Company from April 7, 2015 to January 24, 2022, when he assumed the role of Executive Chair. Prior to this time, he was a director of the Company's predecessor entities. The 2022 amount for Marco Sala reflects a pro-rata payment received by him in his role as CEO which includes salary, benefits, and true-up payments related to foreign currency fluctuations and tax equalization.

(2) Total remuneration includes a housing allowance paid to Marco Sala once every three years in accordance with his IGT Lottery S.p.A. (formerly Lottomatica) contract.

(3) Vince Sadusky was appointed to the role of CEO effective January 24, 2022. The 2022 amount for Vince Sadusky reflects his remuneration in his role as CEO.

Percentage change in Director and employee remuneration

The following table compares the annual percentage change, year over year, of each Director's remuneration to the Company's employees as a whole, in all jurisdictions, calculated on a full-time equivalent basis.

	2023			2022			2021			2020		
	Salary and Fees	**Benefits**	**STI**	**Salary and Fees**	**Benefits**	**STI**	**Salary and Fees**	**Benefits**	**STI**	**Salary and Fees**	**Benefits**	**STI**
Employees(1)	**3%**	**12%**	**1%**	**7%**	**3%**	**(6)%**	**4%**	**(8)%**	**100%**	**(8)%**	**(1)%**	**(100)%**
Executive Directors												
Marco Sala(2)	26%	(82)%	(6)%	(30)%	20%	(42)%	17%	494%	100%	(23)%	6%	(100)%
Vince Sadusky(3)	24%	—%	—%	868%	—%	—%	(5)%	-	-	(5)%	-	-
Max Chiara(4)	—%	36%	(5)%	—%	9%	(4)%	76%	(68)%	100%	—%	—%	—%
Non-Executive Directors(5)												
Alberto Dessy(6)	3%	-	-	7%	-	-	2%	-	-	2%	-	-
Marco Drago	—%	-	-	—%	-	-	—%	-	-	—%	-	-
Ashley M. Hunter	(5)%	-	-	—%	-	-	-	-	-	-	-	-
James McCann	2%	-	-	8%	-	-	(13)%	-	-	(17)%	-	-
Heather McGregor	—%	-	-	—%	-	-	—%	-	-	—%	-	-
Lorenzo Pellicioli(7)	(20)%	-	-	(17)%	-	-	—%	-	-	—%	-	-
Maria Pinelli	7%	-	-	—%	-	-	-	-	-	-	-	-
Samantha Ravich(8)	—%	-	-	—%	-	-	—%	-	-	136%	-	-
Gianmario Tondato Da Ruos	—%	-	-	—%	-	-	—%	-	-	—%	-	-

(1) Employee percentages exclude payments made to Executive Directors.

(2) Marco Sala was CEO until January 24, 2022, when he assumed the role of Executive Chair; therefore, the change in salary in 2022 reflects the change in the amount he received due to the change in his role, while the change in 2023 reflects primarily the increase in his annual salary effective March 2023.

(3) Vince Sadusky was a Non-Executive Director until January 24, 2022, when he assumed the role of CEO; therefore, the change in salary in 2022 reflects the change in the amount he received due to the change in his role, while the change in 2023 reflects an increase in tax gross-ups on salary and benefits.

(4) Max Chiara joined the Company in April 2020, therefore no change in 2020 is reflected in the table above.

(5) Non-Executive Directors do not receive benefits or short-term incentives. The amount reflects the annual retainers and other fees (primarily relating to reimbursable meal and travel expenses for attending Board meetings in the U.K.) received. Year

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Directors' Remuneration Report

on year changes reflected in the table primarily relate to increases or decreases in the other fees (i.e. not the annual retainer), unless indicated otherwise.

(6) Alberto Dessy's fees include a 4% stipend related to Italian regulatory requirements by virtue of the payment of fees and the grant of equity awards. The change in the amount year over year reflects the amount calculated by virtue of such payment.

(7) Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson of the Board and became a Non-Executive Director; therefore, the change in 2022 reflects the change in the amount he received due to the change in his role.

(8) Samantha Ravich was appointed to the Board on July 31, 2019 and received a pro-rated amount of compensation for her services in 2019.

CEO pay ratios

The Company had an average number of U.K. employees of more than 250 for the financial year ended December 31, 2022 and 2023, and will therefore start reporting pay ratios in relation to the total remuneration of CEO from the financial year ended 2023.

The following table shows the ratio between the total pay of the CEO and the lower quartile, median and upper quartile pay of our UK employees.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2023	Option A	162:1	109:1	64:1

Our ratios have been calculated using the 'Option A' methodology prescribed under the U.K. Companies (Miscellaneous Reporting) Regulations 2018. Under this option, the ratios are calculated using full-time equivalent pay and benefits of all employees providing services in the U.K. as at 31 December 2023. We believe this approach provides accurate information and representation of the ratios. The ratio has been computed taking into account the pay and benefits of 303 U.K. employees.

We calculated our pay quartiles and benefits information for our U.K. employees using:

- Full-time equivalent annualized fixed pay, which includes salary and allowances, as at 31 December 2023;
- Variable pay awards for 2023; and
- Company's contributions to pension schemes.

Full-time equivalent fixed pay and benefits for each employee have been calculated by using each employee's data as at 31 December 2023.

Total pay and benefits for the CEO is the single figure of remuneration table for Vincent Sadusky.

Total pay and benefits amounts of U.K. employees used to calculate the ratio are as follows:

	25th percentile (Lower quartile)		Median		75th percentile (Upper quartile)	
Year	Total pay and benefits	Base salary	Total pay and benefits	Base salary	Total pay and benefits	Base salary
2023[(1)]	$49,113	$44,847	$73,514	$72,309	$124,315	$96,511

(1) As the median employee was hired in August 2023, they did not receive any variable pay awards for 2023.

The median pay ratio, as disclosed above, is a multifaceted reflection of the strategic compensation practices that are designed to attract and retain top executive talent, incentivize exceptional performance, and align with the overarching goals and complexities of the Company. This ratio, while notable, is a product of deliberate policy decisions shaped by industry standards, the nature of the CEO role, and the strategic objectives of IGT. IGT's strategic compensation practices are considered at every level within our U.K. population, and on a global scale, to ensure consistency.

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Directors' Remuneration Report

Relative importance of spend on pay

The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of distributions to shareholders by way of dividend and share buyback in respect of the financial years ended December 31, 2023 and 2022:


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Millions
$1,124.3
$1,194.2
$275.4
$160.2
Total Pay(1)
Distributions to shareholders(2)
Period Ending
2022
2023

(1) The total pay increased 6% in 2023 when compared to 2022, based on constant 2022 foreign currency rates. The Parent is not aware of any other extraordinary payments utilizing cash flow or profit. Total Pay includes wages, benefits, annual bonus, long-term incentive compensation and training and other personnel costs. Total Pay in 2023 is calculated at the prior year's foreign exchange rate to 2022 actual Total Pay.

(2) Includes payment of dividend and share buyback.

The Company announced and initiated a $300 million multi-year share repurchase program in November 2021. There were no repurchases during 2023.

Implementation of the Remuneration Policy for the year ending December 31, 2024

This section sets out how the Company intends to implement the proposed Remuneration Policy for the financial year ending December 31, 2024.

Executive Director

Elements	Implementation
Salary	As of the date of this Directors' Remuneration Report, the annual base salary of the Executive Directors is as set out below.

	2024	2023	Percentage Change
Marco Sala[1]	$900,000	$900,000	—%
Vince Sadusky	$1,500,000	$1,500,000	—%
Max Chiara	$800,000	$800,000	—%

(1) Annual salary is paid 70% in the U.K. in pounds sterling and 30% in Italy in Euros. This payment arrangement requires periodic true-ups for currency fluctuations to ensure he is paid $900,000 annually, effective March 1, 2023.

Elements	Implementation
Benefits	Each Executive Director will continue to be eligible to receive certain health, welfare and other benefits including health and life insurance, tax preparation services, tax equalization, and housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances.
Pension	Marco Sala will continue to participate in the Company's Italian pension under his service agreement with IGT Lottery S.p.A (formerly Lottomatica) and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund, in accordance with his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala's contributions to the Italian integrative pension fund are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds' contribution rates are applied to Marco Sala's remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy's severance program) at a 6.9% rate of Marco Sala's base salary, allowances and annual bonus earned under both of his service agreements. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement. Vince Sadusky and Max Chiara will continue to participate in the Company's defined contribution 401(k) plan. IGT provides a 3.5% company match on the first 6% of employee contributions.

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Annual Bonus Each Executive Director will continue to participate in the Company’s annual bonus, with a maximum annual bonus award opportunity as set out below: • Marco Sala - 194.4% of base salary (2023: 194.4%) • Vince Sadusky - 167.0% of base salary (2023: 167.0%) • Max Chiara - 175.0% of base salary (2023: 175.0%) The Company’s annual bonus for fiscal year 2024 is expected to be based on a mix of predetermined company financial metrics (80%) - Consolidated Operating Income (excluding purchase price accounting) (25%), Consolidated EBITDA (25%), and Consolidated Net Debt (30%) - and individual performance metrics (20%), as approved by the Committee to ensure they appropriately align to the overall business strategy. Individual performance metrics (i.e. MBO - Management of Objectives) typically include non-financial measures encompassing environmental, social and governance aspects that promote long-term value creation. Full details of the metrics and achievement will be disclosed retrospectively. LTI The Committee expects to award performance-based shares for a 2024-2026 performance period, with a target grant date value as set out below: • Marco Sala - $2.0 million (2023: $2.0 million) • Vince Sadusky - $4.5 million (2023: $4.5 million) • Max Chiara - $2.0 million (2022: $2.0 million) The plan is expected to be 100% based on predetermined financial performance targets (Consolidated Adjusted EBITDA and Consolidated Free Cash Flow) aligned with the Company's long-term strategy and modified by the Company's relative TSR performance compared to the Russell Midcap Index. Actual payout opportunity will be based on performance achievement against the targets and will range between 0% to 145% of target shares. Full details of the metrics and achievement will be disclosed retrospectively. Co-investment plan No co-investment plan is expected to be entered into in 2024. However, the Committee retains discretion to determine whether co-investment plans will be entered into with the Executive Directors during the year, and if so, the terms of such arrangements. Elements Implementation Non-Executive Directors Fees The fees of Chairperson and other Non-Executive Directors are expected to remain unchanged from the year ended December 31, 2023, as set out below. 2024 2023 Non-Executive Director $100,000 $100,000 with additional fees related to service for Chairperson(1) $50,000 $50,000 Lead Independent Director $20,000 $20,000 Chair of Audit Committee $40,000 $40,000 Chair of Compensation Committee $30,000 $30,000 Chair of Nominating and Corporate Governance Committee $20,000 $20,000 (1) This compensation is not paid to a Non-Executive Director since Marco Sala serves as the Executive Chair of the Board. The Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of the financial year ending December 31, 2024, and any changes to fees will be in line with the Remuneration Policy. Elements Implementation Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 97

Equity awards The restricted share unit award agreement is expected to operate in a broadly similar manner to the year ended December 31, 2023, and the Annual Grant Value of equity awards of Chairperson and other Non-Executive Directors are expected to remain unchanged from the year ended December 31, 2023, as set out below. Annual Grant Value 2024 Annual Grant Value 2023 Non-Executive Director $200,000 $200,000 with additional restricted share units related to service for Chairperson(1) $50,000 $50,000 Lead Independent Director $20,000 $20,000 (1) This compensation is not paid to a Non-Executive Director since Marco Sala serves as the Executive Chair of the Board. The Committee retains discretion to review the Annual Grant Value of equity awards of the Non- Executive Directors for the remainder of the financial year ending December 31, 2024, and any changes to the Annual Grant Value of equity awards will be in line with the Remuneration Policy. Elements Implementation This Directors’ Remuneration Report was approved by the Board on March 21, 2024 and signed on its behalf by: Gianmario Tondato Da Ruos Chairperson of the Compensation Committee March 22, 2024 Directors’ Remuneration Report Annual Report and Accounts 2023 Page | 98

Independent auditors’ report to the members of International Game Technology PLC Report on the audit of the financial statements Opinion In our opinion: • International Game Technology PLC’s group financial statements and parent company financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2023 and of the group’s profit and the group’s cash flows for the year then ended; • the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006; • the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”, and applicable law); and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements, included within the Annual Report and Accounts (the “Annual Report”), which comprise: the Consolidated Balance Sheet as at 31 December 2023; the Parent Balance Sheet as at 31 December 2023; the Consolidated Statement of Operations, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Cash Flows, the Consolidated Statement of Shareholders' Equity, and the Parent Statement of Shareholders' Equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Our audit approach Overview Audit scope • International Game Technology PLC is a public limited company incorporated under the laws of England and Wales and is listed on the New York Stock Exchange thus the Group is subject to group financial statements audits in both the United Kingdom (UK) and the United States of America (US). • The Group's registered office is in London, United Kingdom, however it maintains its head office in Providence, US. We have thus directed, supervised and reviewed the US corporate component team to perform the on-site testing in the US in relation to testing of balances accounted for on a centralised basis as well as for the US component, and then other component teams to perform the on-site testing for other global sites in scope, with the UK Group team performing the remainder of the Independent Auditors’ Report Annual Report and Accounts 2023 Page | 99

audit work, which principally relates to the audit of the consolidation, and assessing the adequacy of disclosure in the Annual Report. • We conducted full scope audit work over three components in which the group has significant operations (Rome, Italy and Las Vegas, Nevada and Providence, Rhode Island, US) and a full scope audit of the parent. • In addition, we performed procedures on specific balances at four non-significant components. • During the year, the group engagement team had virtual meetings with the Italy audit team and had virtual and in person meetings with the US audit team. Key audit matters • Accuracy of revenue recognition, particularly identifying and evaluating the contractual terms and conditions (group) • Fair valuation of investments in subsidiaries (parent) Materiality • Overall group materiality: $37.5 million (2022: $35 million) based on approximately 2.5% of EBITDA adjusted to remove the impact of foreign exchange gains and losses. • Overall parent company materiality: $125 million (2022: $100 million) based on approximately 1% of total assets. • Performance materiality: $28 million (2022: $26.25 million) (group) and $93.5 million (2022: $75 million) (parent company). The scope of our audit As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. Key audit matters Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit. The key audit matters below are consistent with last year. Accuracy of revenue recognition, particularly identifying and evaluating the contractual terms and conditions (group) As described in Note 4 to the consolidated financial statements, the group generated service and product revenues of $3,346 million and $963 million, respectively, for the year ended 31 December 2023. The group’s revenue transactions include contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgement in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the associated pattern of revenue recognition. We considered this a key audit matter given the level of complexity and judgement involved in understanding the revenue affecting terms and conditions in the group’s revenue contracts. Our procedures included the following: ● Evaluated the design and testing the operating effectiveness of management’s controls to determine performance obligations, allocate a reasonable fair value to each and so to recognise revenue appropriately based upon the contractual terms and conditions; ● On a sample basis, we selected revenue items from a full revenue listing and tested the timing and accuracy of amounts recognised by determining whether the relevant obligations had been appropriately recognised and had been performed and allocated an appropriate value based upon the contractual terms of the associated contract; and ● Evaluated the adequacy of disclosures in the financial statements. Based on the procedures performed, we noted no material issues from our work. Key audit matter How our audit addressed the key audit matter Independent Auditors’ Report Annual Report and Accounts 2023 Page | 100

Under IFRS 15, Revenue from Contracts with Customers, the identification of different performance obligations, and the allocation of arrangement consideration to each of those obligations in a contract, can require significant management judgement. Fair valuation of investments in subsidiaries (parent) As described in note 3 to the Parent financial statements, the investments in subsidiaries is $8,594 million (2022: $8,344 million - Restated). In 2023, the Parent elected to change the accounting policy used to measure investments in subsidiaries to fair value with fair value movements recognised in reserves. This voluntary change in accounting policy is effective for the year ended December 31, 2023 and has been applied retrospectively with comparative financial information restated and recast through December 31, 2022, the earliest date practicable. Our procedures included the following: ● Together with our valuation experts, assessed whether the key assumptions and inputs were within a reasonable range and the methodologies adopted by management and their expert in determining the fair value of the investment in subsidiaries as at 31 December 2023 and 2022; ● Assessed the underlying cash flows used in management’s discounted cash flow models by testing the mathematical accuracy of the management’s long term forecast, including any adjustments; ● Confirmed that the application of the voluntary accounting policy change was appropriate and the impact had been correctly accounted for; and ● Evaluated the adequacy of disclosures in the financial statements, including the disclosure of the voluntary change in accounting policy and sensitivity analysis set out in notes to the financial statements. Based on the procedures performed, we noted no material issues from our work. Key audit matter How our audit addressed the key audit matter How we tailored the audit scope We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent company, the accounting processes and controls, and the industry in which they operate. The Group’s accounting process is structured around a local finance function in each of the Group’s reporting components. These functions maintain their own accounting records and controls and report to the head office finance team through an integrated consolidation system. The Company is headquartered in London, United Kingdom, with the following principal locations: (i) the corporate functions headquarters in Providence, Rhode Island; (ii) the Lottery headquarters in Rome, Italy; (iii) the Gaming headquarters in Las Vegas, Nevada; and (iv) the PlayDigital headquarters in San Francisco, California. The worldwide engagement team is aligned to IGT PLC’s geographical organisation and broadly mirrors the group’s management structure. As the group’s headquarters are based in London, the group engagement team is also based in London and supported by component teams in Rome, Italy and Boston, Massachusetts, US. Where work was performed by teams outside of the UK, we determined the level of independent involvement needed at those local operations to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Rome and Boston, holding regular video and conference calls, as well as reviewing work papers and assessing matters reported. We performed certain specified audit procedures across four non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size but consisted of some or all of the following: service revenue, product revenue, trade accounts receivable and system, equipment and other assets related to contracts, net. In total, the audit work performed accounted for approximately 86% of consolidated net revenue and approximately 93% of consolidated total assets. At the group level, we also carried out other risk assessment procedures on the components not Independent Auditors’ Report Annual Report and Accounts 2023 Page | 101

Independent Auditors' Report

covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation.

The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the extent of the potential impact of climate risk on the Group's financial statements, and we remained alert when performing our audit procedures for any indicators of the impact of climate risk. Our procedures did not identify any material impact as a result of climate risk on the group's and parent's financial statements.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements - group	Financial statements - parent company
Overall materiality	$37.5 million (2022: $35 million).	$125 million (2022: $100 million).
How we determined it	Approximately 2.5% of EBITDA adjusted to remove the impact of foreign exchange gains and losses.	Approximately 1% of total assets.
Rationale for benchmark applied	We consider an Earnings before interest, tax, depreciation and amortisation (EBITDA); adjusted to remove the impact of foreign exchange gains and losses measure to be one of the principal considerations for the members of International Game Technology PLC in assessing the recurring financial performance of the group as it best represents results from underlying operations.	We consider total assets to be one of the principal considerations for the members of International Game Technology PLC in assessing the parent's financial position.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was $11 million and $35.5 million (with $30 million being used for the parent for the purpose of the group audit). Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2022: 75%) of overall materiality, amounting to $28 million (2022: $26.25 million) for the group financial statements and $93.5 million (2022: $75 million) for the parent company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with those charged with governance that we would report to them misstatements identified during our audit above $3.5 million (group audit) (2022: $3.5 million) and $12.5 million (parent company audit) (2022: $10 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's and the parent company's ability to continue to adopt the going concern basis of accounting included:

- assessing the design and implementation of key controls relating to forecasting;
- testing the reasonableness of management's cash flow forecasts and going concern scenarios, including the impact of the sale announced post year end particularly in relation to the Group's liquidity position and compliance with its covenants;
- ensuring that the forecasts and calculations are mathematically accurate; and
- reviewing the adequacy of disclosures in the financial statements.

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Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the parent company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue. In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the parent company's ability to continue as a going concern. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. Reporting on other information The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities. With respect to the Strategic report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included. Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below. Strategic report and Directors' Report In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' Report for the year ended 31 December 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements. In light of the knowledge and understanding of the group and parent company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' Report. Directors' Remuneration In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. Responsibilities for the financial statements and the audit Responsibilities of the directors for the financial statements As explained more fully in the Statement of the Directors’ responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so. Independent Auditors’ Report Annual Report and Accounts 2023 Page | 103

Auditors’ responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below. Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to health and safety, environmental and export regulations and we considered the extent to which non- compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006, data protection, anti-bribery and competition laws, gaming regulations and corporate and employment tax regulations. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in the selection and application of significant accounting judgements and estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included: • Evaluation and testing of the operating effectiveness of management’s controls designed to prevent and detect irregularities. • Discussions with the Vice President of Internal Audit, the Senior Vice President and Chief Accounting Officer, the Vice President and Corporate Controller, the Senior Vice President and Chief Compliance and Risk Management Officer and General Counsel, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud. • Assessment of matters reported on the group’s whistleblowing helpline and the results of management’s investigation of such matters. • Challenging assumptions made by management in the selection and application of significant accounting judgments and estimates such as the fair valuation of investment in subsidiaries (parent) and revenue recognition (group). • Identifying and testing the validity of journal entries, in particular certain journal entries posted with unusual account combinations for revenue, unusual amounts just below approval matrix thresholds and journals posted by senior management. There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non- compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected. A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors’ report. Use of this report This report, including the opinions, has been prepared for and only for the parent company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. Independent Auditors’ Report Annual Report and Accounts 2023 Page | 104

Other required reporting Companies Act 2006 exception reporting Under the Companies Act 2006 we are required to report to you if, in our opinion: • we have not obtained all the information and explanations we require for our audit; or • adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or • certain disclosures of directors’ remuneration specified by law are not made; or • the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns. We have no exceptions to report arising from this responsibility. Jaskamal Sarai (Senior Statutory Auditor) for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Statutory Auditors Watford 22 March 2024 Independent Auditors’ Report Annual Report and Accounts 2023 Page | 105

INTERNATIONAL GAME TECHNOLOGY PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Consolidated Balance Sheet at December 31, 2023 and 2022 ....................................................................................... 107 Consolidated Statement of Operations for the years ended December 31, 2023 and 2022 ...................................... 108 Consolidated Statement of Comprehensive Income for the years ended December 31, 2023 and 2022 ................ 109 Consolidated Statement of Cash Flows for the years ended December 31, 2023 and 2022 ..................................... 110 Consolidated Statement of Shareholders' Equity for the years ended December 31, 2023 and 2022 ..................... 112 Notes to the Consolidated Financial Statements ............................................................................................................... 113 Financial Statements Annual Report and Accounts 2023 Page | 106

International Game Technology PLC Consolidated Balance Sheet ($ in millions) December 31, Notes 2023 2022 Assets Current assets: Cash and cash equivalents 572 590 Restricted cash and cash equivalents 58 66 Trade and other receivables, net 5 685 670 Inventories, net 6 317 254 Other current assets 7 387 468 Total current assets 2,018 2,048 Systems, equipment and other assets related to contracts, net 11 928 899 Property, plant and equipment, net 11 115 113 Right-of-use assets 12 199 235 Goodwill 14 4,592 4,562 Intangible assets, net 15 1,552 1,372 Other non-current assets 7 1,018 1,181 Total non-current assets 8,404 8,360 Total assets 10,422 10,409 Liabilities and shareholders' equity Current liabilities: Accounts payable 687 647 Current portion of long-term debt 16 — 61 Short-term borrowings 16 16 — DDI / Benson Matter provision 20 — 220 Other current liabilities 17 1,031 988 Total current liabilities 1,733 1,916 Long-term debt, less current portion 16 5,665 5,694 Deferred income taxes 19 331 293 Lease liabilities 12 230 263 Other non-current liabilities 17 673 470 Total non-current liabilities 6,899 6,719 Total liabilities 8,632 8,635 Shareholders’ equity Share capital 21 21 Share premium 2,958 2,929 Retained deficit (2,053) (2,063) Other reserves 21 490 502 Total IGT PLC’s shareholders’ equity 1,415 1,389 Non-controlling interests 374 385 Total shareholders’ equity 1,789 1,773 Total liabilities and shareholders’ equity 10,422 10,409 The accompanying notes are an integral part of these consolidated financial statements. The consolidated financial statements were approved by the Board of Directors on March 21, 2024 and signed on its behalf on March 22, 2024 by: Vincent Sadusky Chief Executive Officer Company registration number: 09127533 Financial Statements Annual Report and Accounts 2023 Page | 107

International Game Technology PLC Consolidated Statement of Operations ($ and shares in millions, except per share amounts) For the year ended December 31, Notes 2023 2022 Service revenue 4, 25 3,346 3,357 Product sales 4, 25 963 866 Total revenue 4, 25 4,309 4,223 Cost of services 1,626 1,667 Cost of product sales 572 554 Selling, general and administrative 827 801 Research and development 233 254 Separation and divestiture costs 3 24 — Restructuring 13 13 5 Other operating expense — 8 Other operating income — (4) Total operating expenses 3,296 3,285 Operating income 25 1,013 938 Interest expense, net 16 298 304 Foreign exchange loss, net 75 37 DDI / Benson Matter provision 20 — 270 Gain on sale of business 3 — (268) Other non-operating expense 70 78 Other non-operating income (2) (7) Total non-operating expenses 441 413 Income before provision for income taxes 19 572 525 Provision for income taxes 19 323 175 Net income 249 351 Less: Net income attributable to non-controlling interests 79 72 Net income attributable to IGT PLC 170 278 Net income attributable to IGT PLC per ordinary share - basic 23 0.85 1.38 Net income attributable to IGT PLC per ordinary share - diluted 23 0.84 1.37 Weighted-average shares - basic 23 200 202 Weighted-average shares - diluted 23 203 203 The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2023 Page | 108

International Game Technology PLC Consolidated Statement of Comprehensive Income ($ in millions) For the year ended December 31, Notes 2023 2022 Net income 249 351 Foreign currency translation adjustments, net of tax 21 — 97 Unrealized gain (loss) on hedges, net of tax 21 1 (1) Unrealized gain on other, net of tax 21 — 1 Other comprehensive income, net of tax (1) 21 1 98 Comprehensive income 249 448 Less: Comprehensive income attributable to non-controlling interests 92 47 Comprehensive income attributable to IGT PLC 157 402 (1) All items in other comprehensive income, net of tax will be reclassified subsequently to profit or loss when specific conditions are met, with the exception of the unrealized loss on defined benefit plans of $0.5 million and the unrealized gain on defined benefit plans of $1 million for the years ended December 31, 2023 and 2022, respectively, which are included in Unrealized gain (loss) on other, net of tax. The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2023 Page | 109

International Game Technology PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, Notes 2023 2022 Cash flows from operating activities Net income 249 351 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 350 356 Amortization 213 181 Amortization of upfront license fees 202 195 Foreign exchange loss, net 75 37 Redeemable non-controlling interest 53 47 Stock-based compensation 22 41 41 Deferred income taxes 23 (77) Loss on extinguishment of debt 16 7 21 DDI / Benson Matter provision 20 — 270 Gain on sale of business 18 — (268) Other non-cash items, net 17 (2) Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures: Trade and other receivables (5) 45 Inventories (59) (65) Accounts payable 26 (2) DDI / Benson Matter provision 20 (220) (50) Accrued interest payable 5 (12) Accrued income taxes 96 (83) Other assets and liabilities (7) 15 Net cash provided by operating activities 1,066 998 Cash flows from investing activities Capital expenditures (399) (317) Business acquisitions, net of cash acquired 3 — (142) Proceeds from sale of business, net of cash and restricted cash transferred 3 — 476 Proceeds from sale of assets 16 22 Other (8) 2 Net cash (used in) provided by investing activities from continuing operations (392) 41 Net cash provided by investing activities from discontinued operations — 126 Net cash (used in) provided by investing activities (392) 167 Cash flows from financing activities Principal payments on long-term debt 16 (801) (597) Payments on license obligations 15 (22) — Payments in connection with the extinguishment of debt (3) (9) Net receipts from financial liabilities 1 75 Net proceeds from (payments of) short-term borrowings 13 (51) Net proceeds from Revolving Credit Facilities 609 72 Repurchases of ordinary shares — (115) Dividends paid (160) (161) Dividends paid - non-controlling interests (158) (178) Return of capital - non-controlling interests (74) (75) Other (83) (69) Net cash used in financing activities (678) (1,107) Net (decrease) increase in cash and cash equivalents (3) 58 Effect of exchange rate changes on cash and cash equivalents (15) (58) Cash and cash equivalents at the beginning of the period 590 591 Cash and cash equivalents at the end of the period 572 590 Financial Statements Annual Report and Accounts 2023 Page | 110

International Game Technology PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, Notes 2023 2022 Supplemental disclosures of cash flow information Cash paid during the period for: Interest 311 319 Income taxes 205 335 Non-cash investing and financing activities: Capital expenditures 23 24 Licensing obligation payable 15 317 75 The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2023 Page | 111

Financial Statements

International Game Technology PLC
Consolidated Statement of Shareholders' Equity
($ in millions)

	Share Capital	Share Premium and Equity Reserves	Retained (Deficit) Earnings	Other Reserves (Note 21)	Total IGT PLC Equity	Non-Controlling Interests (Note 24)	Total Equity
Balance at December 31, 2021	20	2,896	(2,065)	379	1,230	476	1,706
Net income	—	—	278	—	278	72	351
Other comprehensive income (loss), net of tax	—	—	—	123	123	(26)	98
Total comprehensive income	—	—	278	123	402	47	448
Stock-based compensation (Note 22)	—	41	—	—	41	—	41
Capital increase	—	—	—	—	—	3	3
Tax benefit on stock-based compensation	—	2	—	—	2	—	2
Shares issued under stock award plans	—	(8)	—	—	(8)	—	(8)
Shares issued upon exercise of stock options	—	(2)	—	—	(2)	—	(2)
Repurchases of ordinary shares	—	—	(115)	—	(115)	—	(115)
Return of capital	—	—	—	—	—	(44)	(44)
Dividends paid/declared	—	—	(161)	—	(161)	(97)	(258)
Balance at December 31, 2022	21	2,929	(2,063)	502	1,389	385	1,773
Net income	—	—	170	—	170	79	249
Other comprehensive (loss) income	—	—	—	(12)	(12)	13	1
Total comprehensive income (loss)	—	—	170	(12)	157	92	249
Stock-based compensation (Note 22)	—	41	—	—	41	—	41
Capital increase	—	—	—	—	—	27	27
Tax benefit on stock-based compensation	—	3	—	—	3	—	3
Shares issued under stock award plans	—	(15)	—	—	(15)	—	(15)
Return of capital	—	—	—	—	—	(40)	(40)
Dividends paid/declared	—	—	(160)	—	(160)	(89)	(249)
Balance at December 31, 2023	21	2,958	(2,053)	490	1,415	374	1,789

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2023 Page | 112

International Game Technology PLC Notes to the Consolidated Financial Statements 1. Description of Business International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. We report our financial performance based on three business segments: Global Lottery, Global Gaming, and PlayDigital. Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting. De Agostini S.p.A. (“De Agostini”), a century-old publishing, media, and financial services company that is incorporated in Italy, has a controlling interest in IGT. As of December 31, 2023, De Agostini had an economic interest of approximately 42.6% (excluding treasury shares) and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest of approximately 59.7% of the total voting rights (excluding treasury shares). De Agostini is the smallest group to consolidate these financial statements and is majority owned by B&D Holding S.p.A. (“B&D Holding”) which is incorporated in Italy and the largest group to consolidate these financial statements. B&D Holding is owned by members of the the Boroli and Drago families. Our remaining shares not held by De Agostini are publicly held. 2. Summary of Material Accounting Policy Information The principal accounting policies adopted are set out below and have been consistently applied to all years presented, unless otherwise noted. Basis of Preparation The accompanying consolidated financial statements and notes of the Company, prepared for statutory purposes, have been prepared on a going concern basis and in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 (“CA 2006”) ( together “IFRS”). Our consolidated financial statements have been prepared on a historical cost basis unless otherwise stated. The consolidated financial statements are stated in millions of United States (“U.S.”) dollars, (except per share data and employee headcount data) or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. Principles of Consolidation The consolidated financial statements include the accounts of the Parent and our majority-owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statement of operations. Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, which approximates fair value. Equity method investments and equity investments in which we have no ability to exercise significant influence are included within other non-current assets in the consolidated balance sheet. Critical Estimates, Judgments, and Assumptions The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which Financial Statements Annual Report and Accounts 2023 Page | 113

form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates. The accounting policy descriptions set out the areas where judgments and estimates need exercising, the most significant of which include the following Key Judgments (♣) and Significant Estimates (♦): • Revenue, refer to accounting policy, page 114 (♣) • Goodwill, refer to accounting policy, page 118 (♦) and Note 14, page 136 (♦) • Disclosure and Recording of Liabilities Related to Legal Proceedings, refer to accounting policy, page 119 (♦) and Note 20, page 149 (♦) • Investments in Subsidiaries, refer to Note 3 of Parent Financial Statements, page 175 (♣ ♦) New Accounting Standards - Recently Adopted The Company has applied the following amendments for the first time for the annual reporting period commencing January 1, 2023: • Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2; • Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12; • International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 Application of these amendments did not have a material effect on the consolidated financial statements. New Accounting Standards and interpretations not yet adopted Certain new accounting standards, amendments to accounting standards, and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company. These standards, amendments, or interpretations are not expected to have a material impact on the entity in the current or future reporting periods. Revenue We account for a contract with a customer when: we have written approval; the parties are committed to perform their respective obligations; the rights of the parties, including payment terms, are identified; the contract has commercial substance; and collection of consideration is probable. We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. We generally expense incremental costs of obtaining a contract (e.g., sales commissions) when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our consolidated statement of operations. For certain of our long-term contracts, recoverable costs are capitalized and amortized on a straight-line basis over the expected customer relationship period. In determining the transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or the Company with a significant benefit of financing, in which case the contract contains a significant financing component. We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize variable revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts. Additional information on revenue recognition is included in Note 4 – Revenue Recognition. Financial Statements Annual Report and Accounts 2023 Page | 114

Significant Judgments and Estimates (♣) Revenue recognition is impacted by our ability to determine when a contract is probable of collection and to estimate variable consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses. We consider various factors when making these judgments, including a review of specific transactions, historical experience and market and economic conditions. Evaluations are conducted each quarter to assess the adequacy of the estimates. (♣) Our contracts with customers often include promises to transfer multiple products and services to a customer. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the promised products and services specified in the arrangement are distinct performance obligations. Contracts may consist of a combination of products and services delivered at or over different time periods. We apply judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. (♣) Judgment is required to determine the standalone selling price (“SSP”) for each distinct performance obligation. The SSP is the price at which we would sell a promised product or service separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our products and services that are reassessed on a periodic basis or when facts and circumstances change. In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices. (♣) Determining whether we are acting as a principal or an agent for subcontractor services or third-party vendor services requires judgment. In certain arrangements, revenue from sales of third-party vendor products or services are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion. Contract Costs Certain eligible, non-recurring costs incurred in the initial phases of service contracts are capitalized and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred. Advertising Advertising costs are expensed as incurred. Advertising expense was $28 million for the years ended December 31, 2023 and 2022. Research and Development Costs Research and development costs (“R&D”), which principally include employee compensation costs, are expensed as incurred, as the criteria to capitalize development costs have not been met. Cash and Cash Equivalents Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. The fair value of cash and cash equivalents approximates the carrying amount. Restricted Cash and Cash Equivalents Restricted cash is also maintained for interactive digital player deposits and in certain jurisdictions where we are required by gaming regulations to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These amounts are restricted based on the contracts with our customers or local regulations. Financial Statements Annual Report and Accounts 2023 Page | 115

Allowance for Expected Credit Losses We maintain an allowance for expected credit losses on receivables measured as the difference between the cash flows due in accordance with the contract and the cash flows we expect to receive. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, current market and economic conditions, as well as management’s expectations of future conditions. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected. We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by business segment, geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. We assess the probability of default on receivables at initial recognition and then whether there has been a significant increase in credit risk on an ongoing basis. Receivables are written off against the allowance when there is no reasonable expectation of recovery, for example where all legal avenues for collection of amounts due have been exhausted, the receivable (or relevant portion) is written off. We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date. For amounts due from certain government customers in the Global Lottery business segment, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity. Inventories Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory. Upfront License Fees We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to our customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheet. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts’ future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statement of cash flows. Fair Value Measurements We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows: • Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets • Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments • Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability Financial Statements Annual Report and Accounts 2023 Page | 116

Derivative Financial Instruments We use derivative financial instruments for the management of foreign currency risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Derivative gains and losses are reported in the consolidated statement of cash flows consistent with the classification of the cash flows from the underlying hedged items. For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income (loss) to the same income statement line as the earnings effect of the hedged item. Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange loss (gain), net in the consolidated statement of operations. Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”) and property, plant and equipment (“PPE”). Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the “Contracts”) and are principally composed of lottery and gaming assets. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D. Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Costs incurred for Systems & Equipment and PPE not yet available for use are classified as construction in progress and are not depreciated until available for use. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized. Systems & Equipment and PPE are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. We calculate our recoverable amount as fair value less costs to dispose. Leases We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use (“ROU”) assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received. We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable. Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price. Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date. When the lease payments are adjusted for changes in the index, we remeasure the ROU asset and lease liability. Financial Statements Annual Report and Accounts 2023 Page | 117

Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term. Certain of our long term lottery and commercial gaming service arrangements include leases for equipment installed at customer locations. As the lessor, we evaluate whether the leases are classified as finance or operating leases and recognize revenue based on that evaluation. Finance leases are recognized as product sale revenue while operating leases are recognized as service revenue. Goodwill The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses, and is stated at cost less accumulated impairment losses. (♦) Goodwill is tested for impairment annually, in the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount may be impaired. The goodwill impairment test compares the recoverable amount of a cash- generating unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit’s recoverable amount. In performing the goodwill impairment test, we estimate the recoverable amount of the cash-generating units using an income approach based on projected discounted cash flows. When certain qualitative criteria are met, we will use the most recently calculated recoverable amount from a preceding period in the impairment test. Goodwill has been allocated to and is tested for impairment at the cash-generating unit level, which is the same level as our operating segments. We evaluate our cash-generating units annually and if necessary, reassign goodwill using a relative fair value approach. We have three cash-generating units: Global Lottery, Global Gaming, and PlayDigital. Capitalized Software Development Costs Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain costs incurred subsequent to establishing technological feasibility and through the general release of the software products which are capitalized. Capitalized costs are amortized over the products’ estimated useful life to cost of product sales in the consolidated statement of operations. Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services in the consolidated statement of operations. Costs incurred during the application development of software for internal use, and not for use in services provided to customers, are capitalized and amortized over the useful life to selling, general and administrative expenses in the consolidated statement of operations. Intangible Assets Intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses. Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships, licenses, and computer software and game library, are capitalized and amortized on a straight-line basis over their estimated useful lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of intangibles is included in cost of services, cost of product sales, or selling, general and administrative expenses in the consolidated statement of operations depending on the use and nature of the asset. Indefinite-lived intangible assets, other than goodwill, are tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We perform a quantitative analysis that compares the recoverable value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the recoverable value. Income Taxes Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the Financial Statements Annual Report and Accounts 2023 Page | 118

difference between the tax basis of assets and liabilities and their reported amounts using the substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is not recorded if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date. Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. We measure our tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. We use the period cost method for global intangible low-taxed income (“GILTI”) provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods. We have not recorded a deferred tax liability in respect of any future remittance of earnings of foreign subsidiaries where we are able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. WAP Jackpot Accounting We incur costs to fund jackpots and accrue jackpot liabilities with every wager on devices connected to a WAP system. Jackpot liabilities are estimated based on the size of the jackpot, the number of WAP units in service, variations and volume of play, and interest rate movements. Jackpots are generally payable to winners immediately, in the case of instant wins, or in equal annual installments over 19 to 25 years. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Jackpot liabilities are composed of payments due to previous winners, and amounts due to future winners of jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment for those in which purchases were made at the time of the jackpot win. All other periodic liabilities are discounted and accreted using the risk-free rate at the time of the jackpot win. Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 80% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots. Process for Disclosure and Recording of Liabilities Related to Legal Proceedings (♦) Many lawsuits and claims involve highly complex legal and related issues, including issues relating to causation, evidence, and alleged actual damages, all of which are otherwise subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. When making determinations about recording liabilities related to legal proceedings, we comply with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and related guidance, and record liabilities in those instances where we can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range of possible outcomes, we record as an accrual in the financial statements the most likely estimate of the loss, or the midpoint of the range if there is no one best estimate and any point in a continuous range is as likely as any other. We either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or state that such an estimate cannot be made. We disclose significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if we believe there is at least a reasonable possibility that a loss may be incurred. All legal costs are expensed as incurred. Because legal proceedings are subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that we may not ultimately incur charges in excess of presently recorded liabilities. Many of the matters described are at preliminary stages or seek an indeterminate amount of damages. It is not uncommon for claims to be resolved over many years. A future adverse ruling, settlement, unfavorable development, or increase in accruals for one or more of these matters could result in future charges that could have a material adverse effect on our results of operations or cash flows in the period in which they are recorded. Based on experience and developments, we reexamine our estimates of probable liabilities and associated expenses and receivables each quarterly period, and whether we are Financial Statements Annual Report and Accounts 2023 Page | 119

Financial Statements

able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, we make additions to or adjustments of our estimated liabilities. As a result, the current estimates of the potential impact on our consolidated financial position, results of operations, and cash flows for the legal proceedings and claims pending against us could change in the future.

Foreign Currency Translation and Foreign Currency Transactions

The financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of other reserves within shareholders' equity. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period.

Subsidiaries with monetary assets and liabilities denominated in a currency other than the functional currency of the subsidiary are subject to remeasurement, the impact of which is recorded in foreign exchange (gain) loss, net in the consolidated statement of operations.

Stock-Based Compensation

Stock-based compensation expense represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting periods. For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award's expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards' expected vesting periods. The credit entry for stock-based compensation expense is recognized within Share Premium and Equity Reserves.

3. Business Acquisitions and Divestitures

Business Acquisitions

On July 1, 2022, we completed the acquisition of iSoftBet by purchasing 100% of the equity interests in certain entities of the iSoftBet group for cash consideration of €162 million (inclusive of €20 million deposited into an escrow account) and contingent consideration of up to €4 million. We funded the acquisition through a combination of cash on hand and utilization of our revolving credit facility. The acquisition of iSoftBet provides market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics, and creative talent to the PlayDigital segment. The financial results of iSoftBet have been included within our PlayDigital segment in our consolidated financial statements since the date of purchase.

The major classes of assets and liabilities to which we have allocated the purchase price based on information as of the acquisition date and available at December 31, 2022 were as follows:

(€ millions)	*Notes*	July 1, 2022
Current assets		18
Intangible assets	15	59
Non-current assets		3
Total identifiable assets acquired		80
Current liabilities		(10)
Non-current liabilities		(22)
Total liabilities assumed		(31)
Net identifiable assets acquired		49
Goodwill	14	117
Total purchase price		166

Annual Report and Accounts 2023 Page | 120

Financial Statements

Divestitures

There were no divestitures that closed during the year ended December 31, 2023.

On September 14, 2022, we completed the sale of 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducted our Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, for a purchase price of €700 million. The consideration received, net of €198 million cash and restricted cash transferred and €23 million of selling costs, was €479 million and resulted in a pre-tax gain on sale of $268 million, ($265 million net of tax) which is classified within Other non-operating (income) expense, net. The disposal group was a component of continuing operations within our Global Lottery segment through the closing date.

The funds received at closing were used to pay transaction expenses and fund the partial tenders of the 3.500% Senior Secured Euro Notes due July 2024 (which were subsequently redeemed in full on October 27, 2023) and 6.500% Senior Secured U.S. Dollar Notes due February 2025. Refer to Note 16 - *Debt* for further information.

We have continuing involvement with the business sold via a transition services agreement ("TSA"). As part of the TSA, we provide various telecommunications, information technology, and back-office services for which we receive compensation. These services generally expire after no more than four (4) years.

Announced Divestitures

On February 29, 2024, we announced that the Parent entered into definitive agreements with Everi for the Separation & Divestiture of the Global Gaming and PlayDigital segments. Refer to Note 29. - *Events occurring after the reporting period* for further information.

Separation and Divestiture Costs

Separation and divestiture costs, are a type of transaction cost, that consist primarily of financial advisory, legal, accounting, tax, consulting, and other professional advisory fees associated with the activities required to perform the review of strategic alternatives for our Global Gaming and PlayDigital segments announced on June 8, 2023 and preparing the Global Gaming and PlayDigital segments for spin-off. Total Separation and divestiture costs for the year ended December 31, 2023 were $24 million.

4. Revenue Recognition

Disaggregation of Revenue

The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2023 and 2022:

	For the year ended December 31, 2023			
($ in millions)	**Global Lottery**	**Global Gaming**	**PlayDigital**	**Total**
Operating and facilities management contracts	2,304	—	—	2,304
Gaming terminal services	—	520	—	520
PlayDigital services	—	—	227	227
Systems, software, and other	53	242	—	295
Service revenue	2,357	762	227	3,346
Lottery products	171	—	—	171
Gaming terminals	—	571	—	571
Other	—	220	1	221
Product sales	171	791	1	963
Total revenue	2,528	1,552	228	4,309

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Financial Statements

($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
	For the year ended December 31, 2022			
Operating and facilities management contracts	2,179	—	—	2,179
Gaming terminal services	—	483	—	483
PlayDigital services	—	—	209	209
Systems, software, and other	255	232	—	487
Service revenue	2,434	714	209	3,357
Lottery products	157	—	—	157
Gaming terminals	—	501	—	501
Other	—	208	1	209
Product sales	157	709	1	866
Total revenue	2,590	1,423	209	4,223

Sources of Revenue

Service Revenue

Service revenue is derived from the following sources:

- Operating and facilities management contracts;
- Gaming terminal services;
- PlayDigital services; and
- Systems, software, and other

Operating and facilities management contracts – Global Lottery

Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fees policy above for further details.

Our revenue from FMCs is generated by assembling, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales, although under certain of its agreements, we receive fees based on a fixed fee arrangement. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

Annual Report and Accounts 2023 Page | 122

Gaming terminal services – Global Gaming Our revenue from gaming terminal services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue or lease arrangements, including a percentage of amounts wagered, a percentage of net win, or a fixed daily/monthly fee. Included in gaming terminal services are WAP systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of amounts wagered for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue. In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The amount of transaction price to which we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined. PlayDigital services – PlayDigital We generate revenue from our iGaming solutions by providing gaming operators a license to offer IGT remote game server games on the operator websites and mobile applications. We typically offer customers a usage-based license under which we receive a fee based on the net gaming revenue derived by the operator attributable to the IGT remote game server games. Revenue is typically recognized when the usage occurs. We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. In the service contracts to our U.S. licensed sportsbook operators, we host a sports betting platform and a variety of services including installation, configuration and integration services, where we generally recognize a percentage of net sports revenue over the contractual term. For customers who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally recognize a percentage of net sports revenue as the services are provided. Systems, software, and other – Global Lottery Our lottery contracts generally include other services, including telephone support, software maintenance, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services including software development. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period). We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including prepaid cellular telephone recharges, bill payments, e- vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. Systems, software, and other – Global Gaming Our gaming contracts generally include other services, including telephone support, software maintenance, content licensing, royalty fees, hardware maintenance, and the right to receive unspecified updates or enhancements on a when- and-if-available basis, and other professional services. We also generate revenue from other services, including video central system monitoring, system support, and sales or usage-based licensing of intellectual property. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period). Financial Statements Annual Report and Accounts 2023 Page | 123

Product Sales Product sales are derived from the following sources: • Lottery products; • Gaming terminals; and • Other Lottery products – Global Lottery Lottery products revenue primarily includes the sale of lottery equipment, lottery systems and printed products. Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. In some arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below. Our other lottery product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement. Gaming terminals – Global Gaming Our revenue from the sale or sales-type lease of gaming terminals includes embedded game content, machine related equipment, licensing and royalty fees, and component parts. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of gaming machines includes multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below. Other – Global Gaming Other gaming product revenue is primarily comprised of gaming system sales, content licensing, perpetual or long-term software licenses, non-machine related equipment and component parts (including game themes and electronic conversion kits). Our revenue from the sale of gaming systems typically includes multiple performance obligations, where we sell, deliver, and install a turnkey system or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is generally satisfied upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. Other – PlayDigital Other PlayDigital product revenue is primarily comprised of perpetual software licenses, the sale of equipment, and component parts. Financial Statements Annual Report and Accounts 2023 Page | 124

Contract Balances Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within other current assets and other non-current assets in the consolidated balance sheet, was $147 million and $145 million at December 31, 2023 and December 31, 2022, respectively. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within other current liabilities and other non-current liabilities in the consolidated balance sheet, was $112 million and $139 million at December 31, 2023 and December 31, 2022, respectively. The amount of revenue recognized during the years ended December 31, 2023 and 2022 that was included in the contract liabilities balance at the beginning of each period was $62 million and $98 million, respectively Transaction Price Allocated to Remaining Performance Obligations At December 31, 2023, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $1.1 billion. Of this amount, we expect to recognize as revenue approximately 31% within the next 12 months, approximately 27% between 13 and 36 months, approximately 18% between 37 and 60 months, and the remaining balance through July 9, 2036. 5. Trade and Other Receivables, net Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less. December 31, ($ in millions) 2023 2022 Trade and other receivables, gross 692 680 Allowance for credit losses (7) (11) Trade and other receivables, net 685 670 The following table presents the activity in the allowance for credit losses: December 31, ($ in millions) 2023 2022 Balance at beginning of year (11) (15) Benefits, net 2 — Amounts written off as uncollectible 1 3 Balance at end of year (7) (11) We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $373 million and $266 million during the years ended December 31, 2023 and 2022, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the consolidated statement of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At December 31, 2023 and 2022, we had $133 million and $126 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the consolidated balance sheet. The net cash flows relating to these collections are reported as financing activities in the consolidated statement of cash flows. Financial Statements Annual Report and Accounts 2023 Page | 125

The following table presents an analysis of our past due trade and other receivables, gross of allowance for credit losses: December 31, 2023 December 31, 2022 ($ in millions) $ % $ % Current 597 86.3% 553 81.3 % Past due 95 13.7% 127 18.7% 692 100.0% 680 100.0 % As of December 31, 2023 and December 31, 2022, approximately 61% and 53%, respectively, of past due trade receivables were less than 31 days past due, approximately 21% and 25%, respectively, were 31 to 90 days past due, and the remaining balances were greater than 91 days past due. 6. Inventories, net December 31, ($ in millions) 2023 2022 Raw materials 208 165 Work in progress 38 24 Finished goods 90 87 Inventories, gross 335 276 Obsolescence reserve (18) (22) Inventories, net 317 254 The following table presents the activity in the obsolescence reserve: December 31, ($ in millions) 2023 2022 Balance at beginning of year (22) (28) Provisions, net (10) (2) Amounts written off 14 7 Other — 1 Balance at end of year (18) (22) The cost of inventories related to product sales that were recognized as an expense during 2023 and 2022 was $452 million and $431 million, respectively. 7. Other Assets Other Current Assets December 31, ($ in millions) Notes 2023 2022 Customer financing receivables, net 147 143 Contract assets 4 55 68 Prepaid expenses 46 44 Income taxes receivable 34 98 Deferred costs 26 23 Other tax receivables 22 28 Value-added tax receivable 21 25 Other 36 39 387 468 Financial Statements Annual Report and Accounts 2023 Page | 126

Financial Statements

Other Non-Current Assets

($ in millions)	*Notes*	December 31, 2023	December 31, 2022
Upfront license fees, net:			
Italian Scratch & Win		467	545
Italian Lotto		184	271
New Jersey		48	57
Rhode Island		26	27
Indiana		7	8
		732	908
Contract assets	4	92	77
Customer financing receivables, net		70	76
Deferred income taxes	19	50	38
Other		75	82
		1,018	1,181

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Rhode Island	20 years, 6 months	January 2023
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	16 years, 1 month	June 2015

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting us a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the consolidated balance sheet as follows:

($ in millions)	December 31, 2023 Current Assets	December 31, 2023 Non-Current Assets	December 31, 2023 Total
Customer financing receivables, gross	178	76	254
Allowance for credit losses	(31)	(6)	(37)
Customer financing receivables, net	147	70	217

($ in millions)	December 31, 2022 Current Assets	December 31, 2022 Non-Current Assets	December 31, 2022 Total
Customer financing receivables, gross	184	87	271
Allowance for credit losses	(42)	(11)	(52)
Customer financing receivables, net	143	76	219

Annual Report and Accounts 2023 Page | 127

Financial Statements

The following table presents the activity in the allowance for credit losses:

	December 31,	
($ in millions)	2023	2022
Balance at beginning of year	(52)	(71)
Benefits, net	4	8
Amounts written off as uncollectible	11	10
Balance at end of year	(37)	(52)

Our customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as: (i) North America; (ii) Latin America and the Caribbean ("LAC"); and (iii) Europe, Middle East and Africa and Asia Pacific ("EMEA & APAC").

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2023 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	34	11	47
Short-term portion not yet due	48	51	31	131
Long-term portion not yet due	27	28	21	76
	77	114	64	254

8. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2023, the carrying amounts of financial assets and liabilities measured at fair value included derivative assets, equity investments, and derivative liabilities of $2 million, $6 million, and $5 million, respectively. As of December 31, 2022, the carrying amounts of financial assets and liabilities measured at fair value included derivative assets, equity investments, derivative liabilities, and contingent consideration of $1 million, $6 million, $3 million, and $4 million, respectively.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2023 and 2022 are as follows:

	December 31, 2023				
($ in millions)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Customer financing receivables, net	217	—	—	217	217
Equity investments	11	—	—	11	11
Liabilities:					
Jackpot liabilities	155	—	—	135	135
Debt [(1)]	5,655	—	5,620	—	5,620

Annual Report and Accounts 2023 Page | 128

December 31, 2022 ($ in millions) Carrying Amount Level 1 Level 2 Level 3 Total Fair Value Assets: Customer financing receivables, net 219 — — 211 211 Equity investments 9 — — 9 9 Liabilities: Jackpot liabilities 170 — — 135 135 Debt (1) 5,750 — 5,576 — 5,576 (1) Excludes short-term borrowings. Level 3 equity investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value. 9. Derivative Financial Instruments We use derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing. Cash Flow Hedges The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2023 and 2022 were $78 million and $94 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2023 is expected to impact the consolidated statement of operations in 2024. Derivatives Not Designated as Hedging Instruments The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2023 and 2022 was $394 million and $212 million, respectively. Refer to Note 21 – Shareholders’ Equity - Other Reserves for further information. 10. Financial Risk Management Our activities expose us to a variety of market risks including interest rate risk and foreign currency exchange rate risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position. Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing. Our policy is not to enter into such contracts for speculative purposes. Our accounting policies and disclosures regarding derivatives are set out in Note 2 – Summary of Material Accounting Policy Information, and Note 9 – Derivative Financial Instruments. The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place. Interest Rate Risk Indebtedness Our exposure to changes in market interest rates relates primarily to its cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used Financial Statements Annual Report and Accounts 2023 Page | 129

various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements. At December 31, 2023 and 2022, approximately 28% and 20% of our Net debt portfolio was exposed to interest rate fluctuations, respectively. Our exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027. At December 31, 2023 and December 31, 2022, we no longer held any interest rate swaps. A hypothetical 100 basis points increase in interest rates for 2023 and 2022, with all other variables held constant, would have resulted in lower income before provision for income taxes of approximately $16 million and $11 million, respectively. Costs to Fund Jackpot Liabilities Fluctuations in prime, U.S. treasury, and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. A hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $4 million in 2023 and $7 million in 2022. We do not manage this exposure with derivative financial instruments. Foreign Currency Exchange Rate Risk We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when our subsidiaries enter into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements. Transactional Risk Our subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to minimize its exposure by (i) sharing risk with its customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts. The principal foreign currency to which we are exposed is the euro. A hypothetical 10% decrease in the year end U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income before provision for income taxes of approximately $110 million and $120 million for December 31, 2023 and 2022, respectively. Our euro exposure primarily arises from euro denominated long-term debt. Based on our long-term forecast, we undertake to match and maintain the mix of euro denominated debt to the mix of euro sourced EBITDA. From time to time, we enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness. At December 31, 2023, we had forward contracts for the sale of approximately $238 million of foreign currency (primarily Canadian dollar, Peruvian sol, Australian dollar, and Mexican peso) and the purchase of approximately $234 million of foreign currency (primarily U.S. dollar, British pounds, Canadian dollar, euro, and Mexican peso). At December 31, 2022, we had forward contracts for the sale of approximately $103 million of foreign currency (primarily British pounds, Australian dollar, and Colombian peso) and the purchase of approximately $204 million of foreign currency (primarily U.S. dollar, British pounds, Chilean peso, and euro). Translation Risk Certain of our subsidiaries are located in countries that are outside of the U.S., in particular the Eurozone. As our reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the result in U.S. dollars. The monetary assets and Financial Statements Annual Report and Accounts 2023 Page | 130

liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of shareholders’ equity within accumulated other comprehensive income. Our foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $36 million and $29 million for 2023 and 2022, respectively. Capital Management The primary goal of our capital management strategy is to ensure strong credit ratings and healthy financial ratios (as described for our debt facility covenants) in order to support our business while maximizing corporate value and reducing our financial risks. We consider all equity and debt to be managed capital of the Company. We manage our capital structure and make adjustments based on long-term strategy decisions in light of changes in economic conditions. Additionally, we seek to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities. Our capital structure is as follows: December 31, ($ in millions) 2023 2022 Total Debt (Note 16) 5,681 5,754 Less: Cash and cash equivalents 572 590 Less: Debt issuance costs, net - Euro Revolving Credit Facility B due July 2027 — 3 Total Net Debt 5,109 5,160 Total Equity 1,789 1,773 Financial Statements Annual Report and Accounts 2023 Page | 131

11. Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net Systems & Equipment, net consists of the following: ($ in millions) Terminals and Systems Furniture and Equipment Construction in Progress Total Net book value Balance at December 31, 2021 827 35 75 937 Additions 38 3 120 160 Depreciation (257) (10) — (267) Disposals (20) — — (20) Foreign currency translation (2) 1 — (1) Transfers from inventory 90 — — 90 Transfers 93 4 (98) — Other 1 (1) — — Balance at December 31, 2022 769 32 97 899 Additions 68 5 102 175 Depreciation (256) (10) — (266) Disposals (5) — (2) (7) Transfers from inventory 128 — — 129 Transfers 106 5 (112) — Other (2) — — (2) Balance at December 31, 2023 809 34 86 928 Balance at December 31, 2022 Cost 2,720 127 97 2,944 Accumulated depreciation (1,951) (94) — (2,045) Net book value 769 32 97 899 Balance at December 31, 2023 Cost 2,843 131 86 3,059 Accumulated depreciation (2,034) (97) — (2,131) Net book value 809 34 86 928 Financial Statements Annual Report and Accounts 2023 Page | 132

Financial Statements

PPE, net consists of the following:

($ in millions)	Land	Buildings	Furniture and Equipment	Construction in Progress	Total
Net book value					
Balance at December 31, 2021	1	12	90	10	114
Additions	—	2	3	22	27
Depreciation	—	(1)	(27)	—	(28)
Disposals	—	—	(1)	—	(1)
Foreign currency translation	—	(1)	3	—	1
Transfers	—	—	11	(11)	—
Balance at December 31, 2022	1	11	80	21	113
Additions	—	3	7	18	28
Depreciation	—	—	(26)	—	(26)
Disposals	—	—	(2)	—	(2)
Foreign currency translation	—	(1)	4	—	2
Transfers	—	1	11	(12)	—
Balance at December 31, 2023	1	14	73	28	115
Balance at December 31, 2022					
Cost	1	60	313	21	396
Accumulated depreciation	—	(50)	(234)	—	(283)
Net book value	1	11	80	21	113
Balance at December 31, 2023					
Cost	1	67	304	28	399
Accumulated depreciation	—	(53)	(231)	—	(284)
Net book value	1	14	73	28	115

The estimated useful lives of Systems & Equipment and PPE are as follows:

Asset	Estimated life in years
Systems & Equipment	
Terminals and systems - lottery	Generally do not exceed 10 years
Terminals and systems - gaming	3-5
Furniture and equipment	Generally do not exceed 10 years
PPE	
Buildings	40
Furniture and equipment	5-10

Leasehold improvements are amortized over the shorter of the corresponding lease term or estimated useful life.

Annual Report and Accounts 2023 Page | 133

12. Leases Lessee We have leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord. The classification of our leases in the consolidated balance sheet is as follows: December 31, ($ in millions) Balance Sheet Classification 2023 2022 Assets: ROU asset, net (1) Right-of-use assets 199 235 Total lease assets 199 235 Liabilities: Lease liability, current Other current liabilities 47 47 Lease liability, non-current Lease liabilities 230 263 Total lease liabilities 277 309 (1) ROU assets are recorded net of accumulated amortization of $207 million and $192 million at December 31, 2023 and 2022, respectively. ROU asset, net, by class of underlying assets is as follows: December 31, ($ in millions) 2023 2022 Real estate 188 218 Vehicles 5 7 Other equipment 5 9 Total ROU asset, net 199 235 Components of expense related to leases are as follows: For the year ended December 31, ($ in millions) 2023 2022 Real estate 41 43 Vehicles 4 7 Other equipment 4 5 Total depreciation expense 49 55 Interest expense 19 20 Variable lease costs (1) 26 24 Short-term lease expense 22 13 (1) Variable lease costs include immaterial amounts related to sublease income. Financial Statements Annual Report and Accounts 2023 Page | 134

Financial Statements

Maturities of lease liabilities at December 31, 2023 are as follows ($ in millions):

Year	Total [1]
2024	64
2025	58
2026	50
2027	40
2028	33
Thereafter	104
Total lease payments	350
Less: Imputed interest	(72)
Present value of lease liabilities	277

[1] The maturities above exclude leases that have not yet commenced and such leases are not material in the aggregate. We have committed rental payments of $4 million for a lease that will commence in 2024 with a lease term of 10 years.

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,	
($ in millions)	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows	19	20
Finance cash flows	49	52
Non-cash activity:		
ROU assets obtained in exchange for lease obligations (net of early terminations)	15	32

Lessor

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our operating lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the consolidated statement of operations. Operating lease income was approximately 11% and 9% of total revenue for each of the years ended December 31, 2023 and 2022, respectively.

Our finance lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from finance leases is included within product sales in the consolidated statement of operations. Total finance lease income was approximately 1% of total revenue for each of the years ended December 31, 2023 and 2022. Finance lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the consolidated balance sheet. Additional information on customer financing receivables is included in Note 7 – *Other Assets*.

13. Restructuring

No restructuring plans were initiated during 2023 or 2022.

2021 Italian Workforce Redundancies

During 2021, we initiated a multi-year plan to eliminate certain redundancies in our Italian workforce. Since the plan's inception, we incurred approximately $30 million in severance and related employee costs associated with these early retirement programs through December 31, 2023, primarily within our Global Lottery and Corporate and Other segments, as management and the identified employees reached a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the years ended December 31, 2023 and 2022 we incurred $13 million and $6 million, respectively, of severance and related employee costs under the plan.

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Financial Statements

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liabilities for the above plan for the years ended December 31, 2023 and December 31, 2022:

($ in millions)	Severance and Related Employee Costs	Other	Total
Balance at December 31, 2021	12	1	13
2021 Italian workforce redundancies plan expense, net	7	—	7
Payments	(4)	(1)	(4)
Reversals of expense and other	(2)	—	(2)
Impact of update to discount rate	(1)	—	(1)
Balance at December 31, 2022	13	—	13
2021 Italian workforce redundancies plan expense, net	13	—	13
Payments	(5)	—	(5)
Reversals of expense and other	1	—	1
Balance at December 31, 2023	21	—	21

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2023		
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	9	—	9
Corporate and Other	4	—	4
Total	13	—	13

	For the year ended December 31, 2022		
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	5	—	5
Global Gaming	(1)	—	(1)
Corporate and Other	1	—	1
Total	5	—	5

14. Goodwill

In connection with the acquisition of iSoftBet, previously discussed in Note 3 - *Business Acquisitions and Divestitures,* we recognized $121 million (€117 million) of goodwill in our PlayDigital cash-generating unit. The goodwill was primarily related to expected synergies from combining operations and the value of the existing workforce. The goodwill generated as a result of the acquisition of iSoftBet is nondeductible for income tax purposes.

In connection with the divestiture of our Italian commercial services business previously discussed in Note 3 - *Business Acquisitions and Divestitures,* goodwill in our Global Lottery cash-generating unit was reduced by $260 million.

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Financial Statements

Changes in the carrying amount of goodwill consist of the following:

($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Balance at December 31, 2021	3,080	1,420	256	4,756
Acquisitions	—	—	121	121
Divestitures	(260)	—	—	(260)
Foreign currency translation	(47)	(2)	(6)	(55)
Balance at December 31, 2022	2,773	1,419	371	4,562
Foreign currency translation	21	1	8	30
Balance at December 31, 2023	2,794	1,420	378	4,592

Total goodwill at December 31, 2023 and 2022 is net of $1.4 billion of accumulated impairment losses.

Impairment

The process of evaluating potential impairments related to goodwill requires the application of significant judgment. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in a non-cash impairment loss that could have a material impact on financial results.

The goodwill impairment test compares the recoverable amount of our three cash-generating units (which are the same as our reportable segments) with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable amount.

(♦) We estimate the recoverable amount of the cash-generating units using either an income approach based on projected discounted cash flows, a market approach, or a combination of both. The procedures we follow include, but are not limited to, the following:

- Analysis of the conditions in, and the economic outlook for, the cash-generating units;
- Analysis of general market data, including economic, governmental, and environmental factors;
- Review of the history, current state, and future operations of the cash-generating units;
- Analysis of financial and operating projections based on historical operating results, industry results, and expectations;
- Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and
- Calculation of our market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

(♦) Under the income approach, the recoverable amount of the cash-generating unit is determined based on the present value of each unit's estimated future cash flows, discounted at a risk-adjusted rate. We use internal forecasts for a five-year period to estimate future cash flows and estimate long-term future growth rates based on internal projections of the long-term outlook for each cash-generating unit. We use discount rates that are commensurate with the risks and uncertainty inherent in each cash-generating unit and in internally developed forecasts. The market approach considers comparable market data based on multiples of earnings before interest, taxes, depreciation and amortization.

Estimating the recoverable amount of cash-generating units requires management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. Actual results may differ from those assumed in forecasts.

We completed the annual impairment test for, including estimating the recoverable amounts of, the Global Lottery, Global Gaming and PlayDigital cash-generating units as of December 31, 2023. We determined no adjustment to the carrying value of goodwill was necessary as the margins by which the recoverable amounts exceeded their carrying amounts was

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Financial Statements

sufficient (commonly referred to as "headroom"). The results of the most recent detailed recoverable amount calculations and resulting headrooms are as follows:

	Date of most recent recoverable amount calculation	Headroom
Global Lottery	December 31, 2023	>100%
Global Gaming	December 31, 2023	>10%
PlayDigital	December 31, 2023	>60%

The key assumptions to which the calculation of fair value less costs of disposals that are most sensitive include the cash-generating unit's forecasted EBITDA, long-term growth rates, and discount rate. The values assigned to these key assumptions reflect IGT's experience. Reasonably possible changes in any of these key assumptions would not result in a recoverable amount that would be less than the carrying amounts for each of our cash-generating units.

As of December 31, 2023 and 2022, approximately 63% of the carrying amount of trademarks with indefinite lives were allocated to the Global Lottery cash-generating unit, approximately 31% to the Global Gaming cash-generating unit and approximately 6% to the PlayDigital cash-generating unit.

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Financial Statements

15. Intangible Assets, net

Intangible assets at December 31, 2023 and 2022 are summarized as follows:

	Net Book Value									
($ in millions)	Customer relationships	Trademarks (indefinite-lived)	Trademarks (definite-lived)	Computer software and game library	Licenses - Other	License - IP	Developed technologies	Capitalized software development	Other	Total
Balance at December 31, 2021	944	245	80	109	6	—	17	—	7	1,409
Additions	—	—	—	14	2	75	—	—	6	100
Acquisition of a business (Note 3)	8	—	—	4	—	—	46	—	—	58
Amortization	(117)	—	(14)	(36)	(3)	—	(8)	—	(2)	(181)
Foreign currency translation	—	—	—	(3)	—	—	4	—	(2)	(2)
Write-off and other	—	—	—	(11)	(2)	—	—	—	—	(13)
Balance at December 31, 2022	835	245	65	78	3	75	61	—	9	1,372
Additions	—	—	—	20	1	321	1	33	17	393
Acquisition of a business (Note 3)	—	—	—	—	—	—	—	—	—	—
Amortization	(114)	—	(7)	(36)	(2)	(29)	(19)	(4)	(3)	(214)
Foreign currency translation	—	—	—	—	—	—	11	—	(8)	3
Write-off and other	—	—	—	(1)	—	—	—	—	(1)	(2)
Balance at December 31, 2023	720	245	58	61	2	367	54	29	15	1,552
December 31, 2022										
Cost	2,328	254	223	893	58	75	283	—	57	4,172
Accumulated amortization	(1,447)	—	(119)	(809)	(55)	—	(222)	—	(31)	(2,683)
Accumulated impairment loss	(45)	(9)	(38)	(6)	—	—	—	—	(17)	(117)
	835	245	65	78	3	75	61	—	9	1,372
Weighted average life (in years)	15.5	—	14.2	6.3	3.7	3.0	6.1	—	7.9	
December 31, 2023										
Cost	2,331	255	224	922	61	396	286	33	65	4,573
Accumulated amortization	(1,564)	—	(127)	(855)	(59)	(29)	(232)	(4)	(32)	(2,901)
Accumulated impairment loss	(47)	(10)	(39)	(7)	—	—	—	—	(18)	(120)
	720	245	58	61	2	367	54	29	15	1,552
Weighted average life (in years)	15.6	—	12.7	5.8	4.5	8.5	6.1	1.7	6.2	

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Financial Statements

Intangible asset amortization expense of $214 million and $182 million, which includes computer software amortization expense of $23 million and $22 million, was recorded in 2023 and 2022.

In connection with the July 2022 acquisition of iSoftBet, previously discussed in Note 3 - *Business Acquisitions and Divestitures*, we allocated $58 million (€59 million) of the purchase price to the intangible assets acquired (primarily acquired developed technologies of €51 million and customer relationships of €8 million). The estimated useful life of the assets are 6 to 15 years with a weighted average amortization period of 9.2 years. In connection with the September 2022 sale of Lis Holding S.p.A., we recorded a €12 million reduction in net book value of intangible assets (principally patents and trademarks) related to the divestiture.

In December 2022, we entered into a $75 million multi-year license agreement of intellectual property with payments due under the agreement commencing in 2023.

In June 2023, the Company entered into a ten-year licensing agreement with Sony that grants the Company exclusive rights to the Wheel of Fortune® brand across gaming, lottery, iGaming, and iLottery and non-exclusive rights to distribute Wheel of Fortune® content for free-to-play social casinos. Minimum guaranteed payments of $313 million under the agreement are included as a licensed IP asset within intangible assets, net with a corresponding licensing obligation payable within other non-current liabilities. Payments due under the agreement commence in 2025.

Payments made after the first 90 days following execution of these agreements are classified as payments on license obligations within the financing section of the consolidated statement of cash flows.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2024	210
2025	200
2026	155
2027	144
2028	142
	850

16. Debt

Our long-term debt obligations consist of the following:

	December 31, 2023			
($ in millions)	**Principal**	**Debt issuance cost, net**	**Other**	**Total**
6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(1)	—	499
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(3)	—	747
3.500% Senior Secured Euro Notes due June 2026	829	(3)	—	826
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(3)	—	747
2.375% Senior Secured Euro Notes due April 2028	553	(3)	—	550
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	—	745
Senior Secured Notes	4,131	(18)	—	4,113
Euro Term Loan Facilities due January 2027	884	(3)	(6)	875
Euro Revolving Credit Facility B due July 2027	467	(3)	1	465
U.S. Dollar Revolving Credit Facility A due July 2027	216	(4)	1	213
Long-term debt, less current portion	5,699	(29)	(5)	5,665
Short-term borrowings	16	—	—	16
Total debt	5,714	(29)	(5)	5,681

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Financial Statements

($ in millions)	Principal	Debt issuance cost, net	Other	Total
	December 31, 2022			
3.500% Senior Secured Euro Notes due July 2024	320	(1)	—	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	700	(3)	—	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(5)	—	745
3.500% Senior Secured Euro Notes due June 2026	800	(4)	—	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)	—	746
2.375% Senior Secured Euro Notes due April 2028	533	(3)	—	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	—	745
Senior Secured Notes	4,603	(26)	—	4,578
Euro Term Loan Facilities due January 2027	1,067	(4)	(8)	1,055
U.S. Dollar Revolving Credit Facility A due July 2027	65	(6)	1	61
Long-term debt, less current portion	5,735	(35)	(6)	5,694
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	—	61
Current portion of long-term debt	61	—	—	61
Total debt	5,795	(35)	(6)	5,754

At December 31, 2023, there were no debt issuance costs, net recorded as other non-current assets in the consolidated balance sheets. At December 31, 2022 $3 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, were recorded as other non-current assets in the consolidated balance sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2023 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2024	—	—	—
2025	500	221	721
2026	750	1,050	1,800
2027	1,208	667	1,875
2028	—	553	553
2029 and thereafter	750	—	750
Total principal payments	3,208	2,491	5,699

Senior Secured Notes

The key terms of our senior secured notes (the “Notes”), all of which were issued by the Parent and were rated BBB- by Fitch Ratings, Inc. (“Fitch”), Ba1 by Moody’s Investor Service (“Moody’s”), and BB+ by Standard & Poor’s Ratings Services (“S&P”), at December 31, 2023 are as follows:

Description	Principal (in millions)	Effective Interest Rate	Redemption	Interest payments
6.500% Senior Secured U.S. Dollar Notes due February 2025	$500	6.71%	+	Semi-annually in arrears
4.125% Senior Secured U.S. Dollar Notes due April 2026	$750	4.34%	++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due June 2026	€750	3.65%	++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750	6.41%	+	Semi-annually in arrears
2.375% Senior Secured Euro Notes due April 2028	€500	2.50%	++	Semi-annually in arrears
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750	5.39%	++	Semi-annually in arrears

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+ The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of the principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. ++ The Parent may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture governing the applicable Notes, together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. Interest on the Notes is payable semi-annually in arrears. The Notes are guaranteed by certain subsidiaries of the Parent and secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable. The Notes contain customary covenants and events of default. At December 31, 2023, the Parent was in compliance with such covenants. On October 27, 2023, the Parent exercised the right to redeem in full the remaining €112 million of the 3.500% Senior Secured Euro Notes due July 2024 on November 7, 2023 for a redemption price of 100% of the principal amount consistent with the terms of the indenture governing such notes, together with accrued and unpaid interest. On February 28, 2023, the Parent exercised the right to redeem (i) €188 million of the 3.500% Senior Secured Euro Notes due July 2024 on March 16, 2023 for a redemption price of 100% of the principal amount and a make-whole call premium consistent with the terms of the indenture governing such notes, together with accrued and unpaid interest, and (ii) $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 on March 16, 2023 for a redemption price of $1,012.54 per $1,000.00 of principal amount, together with accrued and unpaid interest. In January 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 issued by International Game Technology in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest. In September 2022, the Parent used the proceeds from the sale of Lis Holdings S.p.A. to repurchase €200 million ($197 million) of the 3.500% Senior Secured Euro Notes due July 2024 for total consideration, excluding interest, of €201 million ($198 million) and $400 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 for total consideration, excluding interest, of $406 million. We recorded a $2 million loss on extinguishment of debt in connection with the redemption of the 3.500% Senior Secured Euro Notes and a $9 million loss on extinguishment of debt in connection with the redemption of the 6.500% Senior Secured U.S. Dollar Notes, which are classified in other non-operating expense, net in the consolidated statement of operations for the year ended December 31, 2022. Euro Term Loan Facilities The Parent and certain of its subsidiaries are parties to an Amended and Restated Senior Facilities Agreement dated July 21, 2021, as amended (the “TLF Agreement”), which provides for two €500 million senior secured term loan facilities, one to the Parent and one to IGT Lottery Holdings B.V., maturing on January 25, 2027 (the “Euro Term Loan Facilities”). The borrowers must repay the Euro Term Loan Facilities in installments, as detailed below: Due Date Amount (€ in millions) January 25, 2024 — January 25, 2025 200 January 25, 2026 200 January 25, 2027 400 In December 2023, the Parent prepaid €200 million of the Euro Term Loan Facilities which was applied in full to the repayment installment due January 25, 2024. Financial Statements Annual Report and Accounts 2023 Page | 142

Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by Institutional Shareholder Services Inc. (“ISS”). At December 31, 2023 and 2022, the effective interest rate on the Euro Term Loan Facilities was 5.42% and 2.15%, respectively. The Euro Term Loan Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full. The TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The TLF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2023, the Parent was in compliance with the covenants. In November 2023, the lenders under the TLF Agreement agreed that each principal prepayment by a borrower be applied to the next repayment installments due from such borrower in order of maturity instead of being applied to all repayment installments due from such borrower pro rata. In July 2022, the Parent entered into an amendment to the TLF Agreement pursuant to which, among other changes, (i) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (ii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on our public debt ratings at the time and to $550 million if any two of our public debt ratings are equal to or higher than Ba1/BB+ and eliminated if any two of our public debt ratings are equal to or higher than Baa3/BBB-. Revolving Credit Facilities The Parent and certain of its subsidiaries are parties to an Amended and Restated Senior Facilities Agreement dated July 27, 2022, (the “RCF Agreement”), which provides for the following senior secured multi-currency revolving credit facilities (the “Revolving Credit Facilities”) maturing on July 31, 2027: Facility(1) Maximum Amount Available (in millions) Revolving Credit Facility A $820 Revolving Credit Facility B €1,000 (1) The Parent, IGT Global Solutions Corporation, IGT Lottery Holdings B.V., IGT Lottery S.p.A., and International Game Technology are all borrowers under the Revolving Credit Facilities. At December 31, 2023, the amounts available to be borrowed under Revolving Credit Facility A and Revolving Credit Facility B were $604 million and €570 million ($630 million), respectively. Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable Secured Overnight Financing Rate (“SOFR”) or Sterling Overnight Index Average (“SONIA”) rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively, or the applicable EURIBOR for Euro borrowings, plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by ISS. At December 31, 2023, the weighted average effective interest rate on Revolving Credit Facility A and Revolving Credit Facility B was 6.49%. At December 31, 2022, the effective interest rate on Revolving Credit Facility A was 6.04%, and there were no outstanding borrowings under Revolving Credit Facility B. The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the consolidated statement of operations, are payable quarterly in arrears: • Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities based on a 0.35% margin. • Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.10% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.10% at December 31, 2023. The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million Financial Statements Annual Report and Accounts 2023 Page | 143

Financial Statements

and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. The RCF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody's, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody's, and S&P are equal to or higher than Ba1/BB+ and provides that such limit is eliminated if any two of our public debt ratings by Fitch, Moody's, and S&P are equal to or higher than Baa3/BBB-. The RCF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2023, the borrowers were in compliance with the covenants.

In July 2022, the Parent entered into an Amendment and Restatement Agreement (the "RCF Amendment and Restatement Agreement") with respect to the RCF Agreement, pursuant to which, among other changes, (i) the aggregate revolving facility A commitments of the lenders were decreased from $1.05 billion to $820 million; (ii) the aggregate revolving facility B commitments of the lenders were increased from €625 million to €1.0 billion; (iii) the final maturity date was extended from July 31, 2024 to July 31, 2027; (iv) LIBOR was replaced as a reference rate with the SOFR or SONIA rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively; (v) the margins based on public debt ratings were reduced by at least 0.25% (0.40% at our public debt ratings at the time) subject to a maximum of 0.075% increase or decrease based on the group's ESG rating; (vi) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (vii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on our public debt ratings at the time and to $550 million if any two of our public debt ratings are equal to or higher than Ba1/BB+ and eliminated if any two of our public debt ratings are equal to or higher than Baa3/BBB-. In connection with the modification of the RCF Agreement, we recognized $8 million loss primarily representing compensation paid to lenders for the restructured terms within other non-operating expense.

TLF Agreement and RCF Agreement Amendments - Announced Separation & Divestiture

In November 2023 and February 2024, the Parent entered into amendments to the TLF Agreement and RCF Agreement to permit the divestiture of the Global Gaming and PlayDigital segments via a sale, spin-off, or spin-off with a merger. Effective immediately upon the divestiture's closing, the amendments:

- Reduce the Revolving Credit Facility A commitment from $820 million to $650 million;
- Reduce the Revolving Credit Facility B commitment from €1 billion to €800 million;
- Mandate the first $2 billion of net proceeds be used to pay down debt within six months of the closing date, which shall include the full repayment of the Parent's Euro Term Loan facility within one month of the closing date (this excludes the Euro Term Loan facility principal held by IGT Lottery Holdings B.V.);
- Permit shareholder distributions and/or share buy backs to the extent that the net proceeds exceed $2 billion; and
- Make certain adjustments to the debt covenants, such as the subsidiaries guaranteeing the Facilities.

In the event of a spin-off or spin-off with a merger, net proceeds may include, but is not limited to, repaid intercompany debt.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2023, there was $16 million of short-term borrowings under these facilities with an effective interest rate of 6.77%, and no outstanding borrowings at December 31, 2022.

Letters of Credit

The Parent and certain of its subsidiaries obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2023 and 2022 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding [1]	Weighted-Average Annual Cost
December 31, 2023	121	1.11 %
December 31, 2022	118	1.26 %

[1] There were no letters of credit outstanding under the Revolving Credit Facilities.

Annual Report and Accounts 2023 Page | 144

Financial Statements

Interest Expense, Net

($ in millions)	For the year ended December 31, 2023	2022
Senior Secured Notes	205	249
Term Loan Facilities	53	25
Revolving Credit Facilities	39	18
Other	28	27
Interest expense	326	318
Interest income	(28)	(15)
Interest expense, net	298	304

17. Other Liabilities

Other Current Liabilities

($ in millions)	*Notes*	December 31, 2023	2022
Employee compensation		170	173
Current financial liabilities		149	145
Income taxes payable		127	83
Redeemable non-controlling interest		107	99
Accrued interest payable		82	85
Accrued expenses		82	75
Contract liabilities	4	69	91
Taxes other than income taxes		53	68
Lease liabilities	12	47	47
Licensing obligation payable		39	38
Jackpot liabilities	20	38	57
Other		67	27
		1,031	988

Other Non-Current Liabilities

($ in millions)	*Notes*	December 31, 2023	2022
Licensing obligation payable		350	61
Redeemable non-controlling interest		125	172
Jackpot liabilities	20	118	114
Contract liabilities	4	43	49
Other		37	74
		673	470

Redeemable Non-controlling Interest

In 2016, the Parent, through its subsidiary IGT Lottery S.p.A. (formerly Lottomatica S.p.A.), entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service license (the "Lotto License"). Lottoitalia was awarded management of the Lotto License for a nine-year term, and under the terms of the consortium agreement, IGT Lottery S.p.A. is the principal operating partner fulfilling the requirements of the Lotto License. We consolidate Lottoitalia due to our risks and rewards of the investment and Lottoitalia's need for funding to finance planned operations.

In connection with the formation of Lottoitalia, IGT Lottery S.p.A. entered into an agreement with Italian Gaming Holding a.s. ("IGH"), one of the consortium members, which includes certain provisions that do not allow for the unconditional right to avoid delivering cash to settle a contractual obligation. Therefore, in accordance with AG29A of IAS 32, we classify

Annual Report and Accounts 2023 Page | 145

IGH’s non-controlling interest in Lottoitalia as a financial liability recorded at amortized cost. Changes in the financial liability, which are recorded within other expense on the consolidated statement of operations, were $53 million and $47 million for the years ended December 31, 2023 and 2022, respectively. 18. Other Non-Operating Expense and Income ($ in millions) For the year ended December 31, Notes 2023 2022 Redeemable NCI 17 53 47 Loss on blue-chip swaps 5 — Loss on extinguishment of debt 16 7 21 Other expense 4 9 Total other non-operating expense 69 78 Other income (2) (7) Total other non-operating income (2) (7) 19. Income Taxes The components of income (loss) before provision for income taxes, determined by tax jurisdiction, are as follows: For the year ended December 31, ($ in millions) 2023 2022 United Kingdom (214) 33 United States 123 (177) Italy 396 555 Other 267 115 572 525 The provision for income taxes consists of: For the year ended December 31, ($ in millions) 2023 2022 Current: United Kingdom 7 3 United States 85 75 Italy 132 116 Other 77 57 301 252 Deferred: United Kingdom — 1 United States 22 (67) Italy 20 — Other (19) (11) 23 (77) 323 175 Income taxes paid, net of refunds, were $205 million and $335 million in 2023 and 2022, respectively. In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. We will continue to evaluate the potential impact of proposed and enacted legislative changes as new guidance becomes available. Financial Statements Annual Report and Accounts 2023 Page | 146

At December 31, 2023 and 2022, undistributed profits of subsidiaries of approximately $765 million and $600 million, respectively are considered indefinitely reinvested. At December 31, 2023 and 2022, foreign withholding taxes on these undistributed earnings would be approximately $47 million and $37 million, respectively. The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (2023 tax rate is based on a weighted average rate of the United Kingdom statutory tax rate enacted on April 1, 2023) to income before provision for income taxes is as follows: For the year ended December 31, ($ in millions) 2023 2022 Income before provision for income taxes 572 525 United Kingdom statutory tax rate 23.5% 19.0 % Statutory tax expense 134 100 Change in valuation allowances 91 22 Italy regional tax (“IRAP”) and state taxes 44 33 Non-deductible expenses 23 28 Base erosion and anti-abuse (“BEAT”) tax 8 — Foreign tax and statutory rate differential (1) (8) 42 Foreign tax expense, net of U.S. federal benefit 17 18 Provision to return adjustment (5) (9) GILTI tax 10 9 Non-taxable gain on sale of business — (79) Non-taxable foreign exchange loss 2 2 Italian patent box tax benefit (2) — Change in unrecognized tax benefits 18 3 Tax law changes — 6 Other (8) (1) 323 175 Effective tax rate 56.5% 33.3% (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate. Financial Statements Annual Report and Accounts 2023 Page | 147

The components of deferred tax assets and liabilities are as follows: December 31, ($ in millions) 2023 2022 Deferred tax assets: Net operating losses 22 21 Section 163(j) interest limitation 16 26 Italian goodwill tax step-up 110 109 Provisions not currently deductible for tax purposes 63 133 Lease liabilities 56 62 Jackpot timing differences 27 30 Depreciation and amortization 79 59 Inventory reserves 4 5 Other 68 65 Total deferred tax assets 445 510 Deferred tax liabilities: Acquired intangible assets 410 445 Depreciation and amortization 156 156 Italian goodwill equity reserve liability 104 99 Lease right-of-use assets 49 56 Other 7 8 Total deferred tax liabilities 726 765 Net deferred income tax liability (281) (255) Our net deferred income taxes are recorded in the consolidated balance sheet as follows: December 31, ($ in millions) Notes 2023 2022 Deferred income taxes - non-current asset 7 50 38 Deferred income taxes - non-current liability (331) (293) (281) (255) As of December 31, 2023, we had recognized deferred tax assets of $445 million. We also have $518 million of unrecognized deferred tax assets primarily related to net operating losses and §163(j) interest limitation carryforward. These deferred tax assets were not recorded because the realization of these assets is not probable. A reconciliation of deferred tax liabilities, net is as follows: December 31, ($ in millions) 2023 2022 Balance at beginning of year (255) (320) Tax expense during the period recognized in income or loss (23) 77 Translation and other (4) (12) Balance at end of year (281) (255) We have a $61 million gross tax loss carryforward, all of which relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031. while others have an unlimited carryforward period. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. In addition, as of December 31, 2023, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $7 million. U.S. state tax net operating loss carryforwards generally expire in the years 2025 through 2041. Additionally, at December 31, 2023 and 2022, we had gross tax loss carryforwards of $960 million and $854 million that relate primarily to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. Financial Statements Annual Report and Accounts 2023 Page | 148

Accounting for Uncertainty in Income Taxes A reconciliation of the unrecognized tax benefits is as follows: December 31, ($ in millions) 2023 2022 Balance at beginning of year 27 27 Additions to tax positions - current year 1 1 Additions to tax positions - prior years 16 — Reductions to tax positions - prior years (1) — Settlements (29) — Balance at end of year 15 27 At December 31, 2023 and 2022, $15 million and $27 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates. We file income tax returns in various jurisdictions of which the United Kingdom, U.S., and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2023, we are subject to income tax audits in various tax jurisdictions globally, most significantly in the U.S. and Mexico. Mexico Tax Audit Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2023, based on the unfavorable decisions received, the Company has recorded a liability of MXN 555 million (approximately $33 million), inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the consolidated balance sheet. Italy Tax Audits Since February 2020, the Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 were under examination. In October 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities in May 2021 rejecting all findings. In December 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. The Company filed an appeal with the Italian Tax Court in May 2022 relating to the 2015 tax assessment. On March 21, 2023, the Company received a tax assessment notice for €27 million relating to calendar year 2016. On September 7, 2023, the Company signed a Settlement Agreement with the Italian Tax Authorities pursuant to which the Company agreed to settle the 2015 and 2016 tax assessments for €10 million. Additionally, the Company agreed to settle the 2015 and 2016 audit findings that were relevant to tax years 2017-2022 for €13 million. The total impact, net of amounts previously reserved, was $14 million. 20. Commitments and Contingencies Commitments Jackpot Commitments Jackpot liabilities are recorded as current and non-current liabilities as follows: ($ in millions) December 31, 2023 Current liabilities 38 Non-current liabilities 118 155 Financial Statements Annual Report and Accounts 2023 Page | 149

Financial Statements

Future jackpot liabilities as of December 31, 2023 are due as follows:

($ in millions)	Previous Winners	Future Winners	Total
2024	22	16	38
2025	17	6	23
2026	14	1	15
2027	13	1	13
2028	11	1	12
Thereafter	78	10	88
Future jackpot payments due	154	35	188
Unamortized discounts			(33)
Total jackpot liabilities			155

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2023 and 2022 related to these bonds.

Legal Proceedings

(♦) From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to us. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to our ongoing operations. At December 31, 2023, provisions for all legal proceedings, including what is discussed in detail below, was $14 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5's Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5's instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket's instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a) *Steele, James et al. v. GTECH Corp.*, filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation's plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs' sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs' could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021 and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, we advanced confidential settlement negotiations regarding this matter, and a tentative settlement has been reached subject to certain conditions to be satisfied by Plaintiff's counsel. We anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to our results of operations, financial position,

Annual Report and Accounts 2023 Page | 150

or cash flows and is expected to be paid with cash on hand. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process. Given the large number of plaintiffs, some plaintiffs may continue to pursue their case and perhaps proceed to trial on their claims. (b) Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Court has ordered a trial to occur no later than autumn of 2024, subject to mediation efforts. A control status conference has been scheduled for March 5, 2024. (c) Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million. This matter was consolidated with the Steele case. (d) Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million. We dispute the claims made in each of these cases and continue to defend against these lawsuits. We will continue to monitor these matters and may adjust our disclosure and accrual in accordance with our Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Material Accounting Policy Information , herein. Disposition of Previously Disclosed Matters Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al. On April 9, 2018, a plaintiff, Adrienne Benson, filed a putative class action against our wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the United States District Court for the Western District of Washington (the “Benson Matter”). On July 23, 2018, plaintiff filed a first amended complaint, adding named plaintiff Mary Simonson, and adding allegations to represent a putative class of all persons in the United States who purchased and allegedly lost virtual “chips” while playing games through an online gaming platform called Double Down Casino. On April 26, 2021, plaintiffs filed a second amended complaint naming IGT (“IGT U.S. Gaming OpCo”), a wholly-owned subsidiary of International Game Technology, as an additional defendant. Plaintiffs have asserted claims for alleged violations of Washington’s Recovery of Money Lost at Gambling Act, Washington’s Consumer Protection Act, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys’ fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief. International Game Technology acquired Double Down Interactive LLC (“DDI”) in 2012 and, effective June 1, 2017, sold DDI to DoubleU Diamond LLC (“DoubleU”) pursuant to a purchase agreement (the “Purchase Agreement”). At all times relevant, DDI was the sole operator of the Double Down Casino, and International Game Technology asserts, among other defenses, that it has no liability for the actions of a bona fide subsidiary. On May 10, 2018, DDI and DoubleU sent a claim notice (the “DDI Claim Notice”) to International Game Technology seeking indemnification and reimbursement of defense costs for all claims against DoubleU and its affiliates (the “DoubleU Entities”) in the Benson Matter, pursuant to the Purchase Agreement. On June 7, 2018, International Game Technology responded to the DDI Claim Notice, rejecting any obligation to indemnify or pay defense costs of the DoubleU Entities, and sent a claim notice to DoubleU for indemnification and reimbursement of defense costs for all claims against International Game Technology in the Benson Matter pursuant to the terms of certain agreements with DoubleU. On June 17, 2021, IGT U.S. Gaming OpCo sent a claim notice to DoubleU for indemnification and reimbursement of defense costs for all claims against IGT U.S. Gaming OpCo in the Benson Matter pursuant to the terms of certain agreements with DoubleU. On August 29, 2022, the Company and DoubleDown Interactive Co., Ltd., parent company of DDI, announced an agreement in principle to settle the lawsuit and associated proceedings. Under the terms of the settlement, which would take effect only after final court approval of the proposed class settlement, a total of $415 million will be paid into a settlement fund, of which our subsidiaries will contribute $270 million and DDI will contribute $145 million. Subject to final court approval of the settlement in the Benson Matter, International Game Technology, IGT U.S. Gaming OpCo, and the DoubleU Entities have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matter. On November 14, 2022, the court granted preliminary approval of the settlement. As a result of the settlement agreement, we accrued $270 million of other non-operating expense, net for the year ended December 31, 2022, respectively, related to the loss associated with the Benson Matter and related claims between us and the DoubleU Entities. In November, Financial Statements Annual Report and Accounts 2023 Page | 151

2022, we placed $50 million in escrow, resulting in $220 million recorded as DDI / Benson Matter provision as of December 31, 2022 in the consolidated balance sheet. The cash flows relating to this payment are reported in operating activities in the consolidated statement of cash flows. On June 1, 2023, the Court granted the Motion for Final Approval of Settlement and dismissed the case. We paid the $270 million agreed upon settlement amount (including the $50 million placed in escrow in November 2022) on June 13, 2023. In 2022, we realized a deferred tax benefit of $66 million (with no cash benefit). In 2023, we recognized a cash tax benefit of $36 million and will recognize the remaining cash tax benefit in future periods. 21. Shareholders’ Equity Shares Authorized and Outstanding The Board may issue ordinary shares of the Parent upon shareholder approval. At the Parent’s 2023 annual general meeting, the shareholders authorized the issuance of up to 133 million additional ordinary shares (of which 67 million can be issued in connection with an offer by way of a rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2024 annual general meeting, or, if sooner, on August 8, 2024, unless previously revoked, varied, or renewed. Ordinary shares issued and outstanding were as follows: December 31, 2023 2022 Ordinary shares outstanding at beginning of year 199,078,909 203,688,118 Ordinary shares issued under stock awards 1,403,340 702,273 Ordinary shares issued upon exercise of stock options — 61,714 Repurchases of ordinary shares — (5,373,196) Ordinary shares outstanding at end of year 200,482,249 199,078,909 Ordinary shares issued at end of year 207,355,445 205,952,105 Share Repurchase Program On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which we may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent’s 2023 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 19,968,394 of the Parent’s ordinary shares. This authority remains valid until November 8, 2024, unless previously revoked, varied, or renewed at the Parent’s 2024 annual general meeting. The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares are recognized as shares held in treasury and presented as a deduction from equity attributable to the owners until they are reissued or retired. Under the Program, no shares were purchased in 2023. Repurchases of the Parent’s ordinary shares paid out of distributable reserves reduce the amount of distributable reserves available for the Parent to make distributions to its shareholders, including the payment of dividends which may only be paid out of distributable reserves. Dividends We declared a $0.20 cash dividend per share in all four quarters of 2023 and 2022. The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year based on any two of the public debt ratings issued by the rating agencies. For the years ended December 31, 2023 and 2022, cash dividends declared were paid by our Parent and were in accordance with legal and compliance regulations. Financial Statements Annual Report and Accounts 2023 Page | 152

Financial Statements

Other Reserves

The following table details the changes in other reserves:

		Unrealized Gain (Loss) on:		Other Reserves		
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2021	353	(6)	3	350	28	379
Change during period	62	2	1	64	26	90
Reclassified to operations (1)	36	(3)	—	34	—	34
Tax effect	—	—	—	—	—	—
Other comprehensive income (loss)	97	(1)	1	98	26	123
Balance at December 31, 2022	451	(7)	4	448	54	502
Change during period	3	(2)	—	1	(13)	(12)
Reclassified to operations (1)	—	2	—	2	—	2
Tax effect	(3)	—	—	(3)	—	(3)
Other comprehensive income (loss)	—	1	—	1	(13)	(12)
Balance at December 31, 2023	451	(6)	4	449	42	490

(1) Foreign currency translation adjustments were reclassified into other non-operating expense on the consolidated statement of operations for subsidiaries sold for the year ended December 31, 2022 and foreign exchange loss, net for subsidiaries liquidated for the year ended December 31, 2022. Unrealized gain (loss) on hedges were reclassified into service revenue on the consolidated statement of operations for the years ended December 31, 2023 and 2022.

22. Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the "Plans") as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plans. We utilize authorized and unissued shares to satisfy all shares issued under the Plans.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2023 or 2022.

Stock Awards

Stock awards are principally made in the form of performance share units ("PSUs") and restricted share units ("RSUs").

PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company's performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow, Total Shareholder Return ("TSR") relative to the Russell Mid Cap Market Index, or share price. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plans. The fair value of each PSU is determined on the grant date or modification date, based on the Company's stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets, if applicable.

RSUs are stock awards that entitle the holder to shares of common stock as the award vests. Dividend equivalents are not paid under the Plans.

Annual Report and Accounts 2023

Page | 153

Stock Option Activity A summary of our stock option activity and related information is as follows: Weighted-Average (Shares in thousands) Stock Options Exercise Price Per Share ($) Remaining Contractual Term (in years) Aggregate Intrinsic Value ($ in millions) Outstanding at January 1, 2023 173 20.37 Granted — — Forfeited — — Exercised — — Outstanding at December 31, 2023 173 20.37 4.36 At December 31, 2023: Vested and expected to vest 173 20.37 4.36 1 Exercisable — — — — No stock options were exercised in 2023. The total intrinsic value of stock options exercised was $3 million in 2022. There were no cash proceeds from stock options exercised in 2022 due to net share settlement. Stock Award Activity A summary of our stock award activity and related information is as follows: (Shares in thousands) PSUs (1) Weighted- Average Grant Date Fair Value ($) RSUs Weighted- Average Grant Date Fair Value ($) Nonvested at January 1, 2023 5,281 25.85 91 20.07 Granted (2) 1,925 27.94 68 26.96 Vested (1,229) 26.50 (91) 20.07 Forfeited (183) 26.00 — — Nonvested at December 31, 2023 5,794 26.37 68 26.96 At December 31, 2023: Unrecognized cost for nonvested awards ($ in millions) 33 — Weighted-average future recognition period (in years) 1.55 0.37 (1) Unless otherwise noted, the number of PSUs granted are based on the target number of shares. Based on specified targets, actual performance may result in additional shares vesting, up to a maximum 145% payout achievement. (2) Includes 517 thousand PSUs for vestings above the target thresholds. These PSUs were granted in prior years and either vested in 2023 or will vest in 2024 upon achievement of normal service requirements. The total vest-date fair value of PSUs vested was $36 million in 2023. No PSUs vested in 2022. The total vest-date fair value of RSUs vested was $2 million and $23 million for 2023 and 2022, respectively. Fair Value of Stock Awards Granted We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company’s TSR relative to the Russell Midcap Market Index. Financial Statements Annual Report and Accounts 2023 Page | 154

Financial Statements

During 2023 and 2022, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

(Shares in thousands)	2023	2022
PSUs granted during the year	1,408	1,715
Weighted-average grant date fair value ($)	28.39	25.37
RSUs granted during the year	68	95
Weighted-average grant date fair value ($)	26.96	20.46

Stock-Based Compensation Expense

Total compensation cost for our stock-based compensation plans is recorded based on the employees' respective functions as detailed below.

	For the year ended December 31,	
($ in millions)	2023	2022
Cost of services	2	2
Selling, general and administrative	38	37
Research and development	2	2
Stock-based compensation expense before income taxes	41	41
Income tax benefit	10	10
Total stock-based compensation, net of tax	31	31

The change in equity reserves as a result of stock-based compensation, shares issued under stock award plans, and shares issued upon exercise of stock options in the aggregate was an increase of $29 million and $33 million at December 31, 2023 and 2022, respectively.

PlayDigital Synthetic Equity Award Program

In 2021, we established a synthetic equity award program (the "PlayDigital Equity Award Program") designed to align the incentives of certain employees of our PlayDigital segment with the growth in the valuation of such business. The amount of compensation paid to an employee will depend on the valuation of the PlayDigital segment on each applicable vesting date and requires the employee's continued service through each vesting date.

Awards under the PlayDigital Equity Award Program vest in three tranches, with certain specified percentages (the "Tranche Percentages") of the award scheduled to vest three, four, and five years after the grant date. The first vesting date is subject to acceleration in the event of a separate public listing of the PlayDigital business, while the remaining two vesting dates shall not be affected.

PlayDigital synthetic equity awards provide that on each applicable vesting date, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the "Synthetic SAR Percentage") of the appreciation, if any, in the valuation of the PlayDigital business at each vesting date over the contractually agreed initial valuation. Additionally, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the "Synthetic RSU Percentage") of the valuation of the PlayDigital business as of each vesting date.

At December 31, 2023, $2 million of estimated unrecognized compensation expense attributable to PlayDigital synthetic equity awards will be recognized as compensation expense over a weighted average period of 2.5 years.

Annual Report and Accounts 2023 Page | 155

Financial Statements

23. Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the year ended December 31,	
($ and shares in millions, except per share amounts)	2023	2022
Numerator:		
Net income (loss) attributable to IGT PLC	170	278
Denominator:		
Weighted-average shares - basic	200	202
Incremental shares under stock based compensation plans	3	2
Weighted-average shares - diluted	203	203
Net income (loss) attributable to IGT PLC per ordinary share - basic	0.85	1.38
Net income (loss) attributable to IGT PLC per ordinary share - diluted	0.84	1.37

Certain stock options to purchase ordinary shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the ordinary shares for the full year, and therefore, the effect would have been antidilutive.

During years when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

For the years ended December 31, 2023 and December 31, 2022, there were nominal stock options and unvested restricted stock awards shares excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

24. Non-Controlling Interests

At December 31, 2023, our percentage of ownership in material subsidiaries with non-controlling interests ("NCIs") were as follows:

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. (""Lottoitalia") (1)	61.50 %
Lotterie Nazionali S.r.l. ("LN")	64.00 %
Northstar New Jersey Lottery Group, LLC ("Northstar NJ") (2)	76.64 %
Rhode Island VLT Company LLC ("RI VLT")	60.00 %

(1) IGT Lottery S.p.A. owns 61.5% of Lottoitalia. IGH, Arianna 2001, and Novomatic Italia own 32.5%, 4.0%, and 2.0%, respectively. As discussed in Note 17, IGH's non-controlling interest is classified as a financial liability within our consolidated financial statements.

(2) Northstar New Jersey Holding Company LLC, of which we are a 71.12% shareholder, holds the 76.64% ownership in Northstar NJ.

Lottoitalia holds a license to operate the Lotto game in Italy through November 2025. LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery's day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029. RI VLT manages VLT operations and holds the exclusive technology provider license in the State of Rhode Island through June 2043.

We are the principal operating partner fulfilling the requirements under the licenses held by the NCIs. As such, we have the power to direct the activities that significantly affect the NCIs' economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the NCIs. As a result, we concluded we have control over the NCIs and they have been consolidated. Accordingly, the balance sheet and operating activity of the NCIs are included in our consolidated financial statements and we adjust the net income (loss) in our consolidated statement of operations to exclude the NCIs' proportionate share of results. We present the proportionate share of NCIs as equity in the consolidated balance sheet.

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Financial Statements

Activity with NCIs was as follows:

($ in millions)	LN	Northstar NJ	RI VLT	All Other[(1)]	Total
Balance at December 31, 2021	380	11	—	86	476
Net income	55	4	—	14	72
Other comprehensive loss	(16)	—	—	(10)	(26)
Total comprehensive income	40	4	—	3	47
Capital increase	—	—	—	3	3
Dividends paid	(67)	(12)	—	(18)	(97)
Return of capital	(38)	—	—	(6)	(44)
Balance at December 31, 2022	314	2	—	68	385
Net income	59	4	7	8	79
Other comprehensive loss	8	—	—	5	13
Total comprehensive income	67	4	7	13	92
Capital increase	—	—	25	2	27
Dividends paid	(58)	(10)	(7)	(14)	(89)
Return of capital	(34)	—	—	(6)	(40)
Balance at December 31, 2023	289	(3)	26	63	374

(1) includes the 6% non-IGH non-controlling interest in Lottoitalia

Set out below is summarised financial information for each subsidiary that has NCIs that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

Summarized Balance Sheets	LN		Northstar NJ		RI VLT	
	December 31,		December 31,		December 31,	
($ in millions)	2023	2022	2023	2022	2023	2022
Current assets	735	647	73	69	6	—
Non-current assets	487	556	50	59	46	—
Total assets	1,222	1,203	123	129	52	—
Current liabilities	535	450	49	50	1	—
Non-current liabilities	—	—	1	2	—	—
Total liabilities	535	450	51	52	1	—
Shareholders' equity	686	754	72	77	51	—
Total liabilities and shareholders' equity	1,222	1,203	123	129	52	—

Summarized Income Statements	LN		Northstar NJ		RI VLT	
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,	
($ in millions)	2023	2022	2023	2022	2023	2022
Total revenue	498	445	128	131	35	—
Total operating expenses	270	222	119	124	16	—
Operating income	228	223	10	8	19	—
Total non-operating (income) expenses	(5)	—	—	—	1	—
Income before provision for income taxes	233	223	9	8	18	—
Provision for income taxes	68	65	—	—	—	—
Net income	165	158	9	8	18	—

Annual Report and Accounts 2023 Page | 157

Financial Statements

Summarized Cash Flow Statements	LN		Northstar NJ		RI VLT	
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,	
($ in millions)	2023	2022	2023	2022	2023	2022
Net cash provided by operating activities	285	293	27	5	31	—
Net cash used in investing activities	(30)	(4)	—	—	(8)	—
Net cash used in financing activities	(261)	(207)	(15)	(17)	(17)	—

25. Segment Information

We report our financial performance based on three business segments: Global Lottery, Global Gaming, and PlayDigital, and analyze revenue by segment as well as operating income as the measure of segment profitability.

Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide land-based gaming business, including sales, product management, studios, global manufacturing, operations, and technology. The PlayDigital segment has full responsibility for the worldwide iGaming and sports betting business, including sales, operations, studios, technology, and support.

Our three business segments are supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies. Segment assets are not reported to, or used by, the chief operating decision maker to allocate resources to, or assess performance of, the segments and therefore, total segment assets have not been disclosed.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, FMCs, LMAs, and product sales contracts.

As part of our lottery product and services, we provide instant and draw-based lottery products, point-of-sale machines, central processing systems, software, commercial services, instant ticket printing services, and other related equipment and support services.

We categorize revenue from operating contracts, FMCs, and LMAs as “Operating and facilities management contracts” and revenue from commercial services, software hosting, software maintenance, and other services not included within operating contracts, FMCs, or LMAs as service revenue from “Systems, software, and other”. Revenue included within “Operating and facilities management contracts” include all services required by the contract, including iLottery and instant ticket printing.

We categorize sales or sales-type leases of lottery terminals, lottery systems, fixed-fee software licenses, and instant tickets not part of “Operating and facilities management contracts” as product sales from “Lottery products”.

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals (“VLTs”), VLT central systems, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from WAP services, and operating leases for VLTs and other gaming machines as service revenue from “Gaming terminal services”. We categorize sales or usage-based royalties promised in exchange for software intellectual property licenses, and systems as service revenue from “Systems, software, and other”.

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Financial Statements

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from "Gaming terminals" and revenue from systems, fixed-fee software licenses, casino gaming management systems, game content, and spare parts as product sales from "Other".

PlayDigital

Our PlayDigital segment provides iGaming systems and digital platforms offering customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either our games or third-party games via our aggregation capabilities. The segment also provides sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. We categorize revenue from iGaming and sports betting as service revenue from "PlayDigital services".

Segment information is as follows:

	For the year ended December 31, 2023					
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,357	762	227	3,346	—	3,346
Product sales	171	791	1	963	—	963
Total revenue	2,528	1,552	228	4,309	—	4,309
Operating income (loss)	915	314	66	1,295	(282)	1,013
Depreciation and amortization	208	170	14	392	171	563
Expenditures for long-lived assets	(124)	(188)	(4)	(317)	(8)	(324)

	For the year ended December 31, 2022					
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,434	714	209	3,357	—	3,357
Product sales	157	709	1	866	—	866
Total revenue	2,590	1,423	209	4,223	—	4,223
Operating income (loss)	911	243	50	1,204	(266)	938
Depreciation and amortization	214	127	20	361	176	537
Expenditures for long-lived assets	(141)	(140)	(6)	(287)	(6)	(293)

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	For the year ended December 31,	
($ in millions)	2023	2022
United States	2,481	2,355
Canada	228	199
Italy	951	1,060
United Kingdom	68	67
Rest of Europe	273	253
All other	309	289
Total	4,309	4,223

Revenue from one customer in the Global Lottery segment represented approximately 20% and 18% of consolidated revenue in 2023 and 2022, respectively.

Annual Report and Accounts 2023 Page | 159

Financial Statements

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,	
($ in millions)	**2023**	**2022**
United States	789	771
Canada	21	15
Italy	70	79
United Kingdom	2	6
Rest of Europe	96	92
All other	65	48
Total	1,043	1,012

26. Related Party Transactions

We engage in business transactions with certain related parties which include (i) De Agostini or entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

De Agostini Group

Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the "De Agostini Group") are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries had a corporate income tax unit agreement, and in some cases, a Group value-added tax agreement, with De Agostini, both of which terminated in 2022, pursuant to which De Agostini consolidated certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party amounts due to or from the De Agostini Group are as follows:

	December 31,	
($ in millions)	**2023**	**2022**
Trade receivables	—	2
Tax-related receivables	2	—
Trade payables	2	1
Tax-related payables	—	3

PlayDigital Synthetic Equity Award Program

On March 9, 2022, Enrico Drago, Chief Executive Officer, PlayDigital, an immediate family member of Marco Drago, a member of the Parent's board of directors, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program with Tranche Percentages of 35%, 25%, and 40%, a Synthetic SAR Percentage of 1.275%, and a Synthetic RSU Percentage of 0.225%. At December 31, 2023, $1 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 2.6 years.

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Annual Report and Accounts 2023

Page | 160

Financial Statements

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. ("Ringmaster"), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2023 and 2022.

We incurred $14 million and $9 million in expenses to Ringmaster for the years ended December 31, 2023 and 2022, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We hold investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the "Connect Ventures"), that are accounted for as equity method investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures.

Our investment in Connect Ventures One LP was $2 million and $3 million at December 31, 2023 and 2022, respectively. Our investment in Connect Ventures Two LP was $6 million and $5 million at December 31, 2023 and 2022, respectively.

Key Management Personnel - Officer Compensation

Key management personnel are those persons with authority and responsibility for planning, directing, and controlling the activities of the Company. In 2023 and 2022, key management personnel was composed of 12 and 13 executive officers, respectively, including our Chief Executive Officer and Chief Financial Officer. The following table sets forth the compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, for key management personnel for the years ended December 31, 2023 and 2022:

	For the year ended December 31,	
($ in millions)	**2023**	**2022**
Short-term employee benefits	24	28
Stock-based compensation	18	22
Post-employment benefits	2	3
	44	52

27. Employee Information

Employee Benefit Expense

	For the year ended December 31,	
($ in millions)	**2023**	**2022**
Wages and salaries	800	744
Social security and other benefits	222	199
Incentive compensation	118	126
Stock-based compensation	41	41
Post-employment benefits	13	13
	1,194	1,123

Monthly Average Number of Employees by Segment

	For the year ended December 31,	
	2023	**2022**
Global Lottery	4,202	4,331
Global Gaming	4,542	4,324
PlayDigital	721	590
Corporate and Other	1,511	1,444
	10,975	10,689

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Financial Statements

28. Auditors' Remuneration

PricewaterhouseCoopers LLP ("PwC U.K.") has been serving as our independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC U.K. and its foreign entities belonging to the PwC network in 2023 and 2022, all of which were approved by the Audit Committee pursuant to its policies and procedures, were as follows:

	For the year ended December 31,	
($ in millions)	2023	2022
Audit services - Parent company and consolidated financial statements	9	9
Audit-related services	3	—
Audit services - Subsidiaries' financial statements	1	1
Tax services	2	1
All other services	—	1
	15	13

29. Events occurring after the reporting period

On February 28, 2024, the Parent entered into definitive agreements with Everi Holdings Inc., ("Everi"), pursuant to which the Parent will separate its Global Gaming and PlayDigital businesses by way of a taxable spin-off to the Parent's shareholders and then immediately combine such businesses with Everi (the "Separation & Divestiture") resulting in the "Combined Company".

Under the terms of the agreements, the Parent's shareholders are expected to own at closing approximately 54%, and Everi shareholders are expected to own approximately 46% of the shares in the combined company. In connection with the Separation & Divestiture, the Parent will receive approximately $2.6 billion in cash that will be funded with the proceeds of debt incurred by the Combined Company. The Parent expects to allocate approximately $2 billion to debt repayment. After closing, Everi will change its name to International Game Technology, Inc. and will trade on the NYSE under the ticker IGT. The Parent will change its name and continue to trade on the NYSE under a new ticker symbol. The transaction is expected to close in late 2024 or early 2025, subject to receipt of all regulatory approvals, shareholders approvals, and other customary closing conditions.

Revenue information relative to the Global Gaming and PlayDigital segments is included in Note 4. - Revenue Recognition. Due to factors such as the nature of the transaction and underlying approvals, the business is not considered held for sale as of December 31, 2023.

30. The Parent's Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2023:

Name of entity	Address of registered office	Ownership %	Shareholder
Acres Gaming Incorporated	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	International Game Technology
Anguilla Lottery and Gaming Company Limited	AXA Offshore Management Limited The Law Building PO Box 687, The Valley, Anguilla, British West Indies	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company Limited	Simon, Rogers Murdoch, Chancellor Chambers, Island House, Newgate Street, St. John's, Antigua	100	Leeward Islands Lottery Holding Company, Inc.
Atronic Australien GmbH	Weseler Strab 253, Münster, Germany 48151	100	International Game Technology PLC
Beijing GTECH Computer Technology Company Limited	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, China	100	IGT Foreign Holdings Corporation
BringIt, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
Caribbean Lottery Services, Inc.	c/o Moore Dodson & Russell P.C., 14A Norte Gade, Charlotte Amalie, St. Thomas USVI 00802	100	Leeward Islands Lottery Holding Company, Inc.
CLS-GTECH Company Limited	PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	50	IGT Global Services Limited
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	100	CLS-GTECH Company Limited
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma, Italy	63	IGT Lottery S.p.A.
Cyberview International, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
Data Transfer System Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
DoubleDown Interactive B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT Interactive C.V.
Dreamport do Brasil Ltda.	Rua Barao do Triunfo, 88 room 1210, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	Dreamport, Inc. (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
Dreamport Suffolk Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Dreamport, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Estrela Instantânea Loteria Spe S.A	City of Barueri, State of São Paulo, at Calçada das Margaridas, No. 163, Room 02, Centro Comercial, Zip Code 06453-038 in Brazil	50	IGT Global Services Limited
Europrint Holdings Limited	1st Floor, Building 3 Croxley Green Business Park, Hatters Lane, Watford, Hertfordshire, England WD18 8YG	100	IGT Global Solutions Corporation
GTECH (Gibraltar) Holdings Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	IGT Global Services Limited
GTECH Asia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Brasil Ltda.	Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
GTECH German Holdings Corporation GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	International Game Technology PLC
GTECH Management P.I. Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, Colonia 16 de Septiembre,Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.700258% - 100% of Class II); IGT Foreign Holdings Corporation (0.299736% - 99.998% of Common); IGT Latin America Corporation (0.000006% - .002% of Common)
GTECH Southern Africa (Pty) Ltd.	Ground Floor, Orbach Place, 261 Oxford Road, Illovo 2196, South Africa	100	IGT Global Solutions Corporation

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
GTECH Ukraine	2/6 Novozabarska Street, # 209, Kyiv, Ukraine, 04074	100	GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%)
GTECH WaterPlace Park Company, LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hydragraphix LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hudson Alley Software, Inc.	28 Liberty Street, New York, NY 10005	100	IGT Global Solutions Corporation
I.G.T. - Argentina S.A.	Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina	100	International Game Technology (96.67%); International Game Technology S.R.L. (3.33%)
I.G.T. (Australia) Pty Limited	Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia	100	International Game Technology
IGT	701 South Carson Street, Suite 200, Carson City, Nevada 89701, United States	100	International Game Technology
IGT (Alderney 1) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 2) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 4) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 5) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 7) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT Interactive C.V.
IGT (Gibraltar) Limited	57 - 63 Line Wall Road, Gibraltar	100	IGT Interactive C.V.
IGT (Gibraltar) Solutions Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	GTECH (Gibraltar) Holdings Limited
IGT (UK1) Limited	1 Exchange Quay, Salford, England M5 3EA	100	IGT Interactive, Inc.
IGT (UK2) Limited	1 Exchange Quay, Salford, England M5 3EA	100	IGT – UK Group Limited
IGT (UK 3) Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF.	100	International Game Technology PLC
IGT Asia - Macau, S.A.	Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau, China	100	International Game Technology (99.92%); IGT (0.04%); IGT International Holdings 1 LLC (0.04%)
IGT ASIA PTE. LTD.	1 Changi North St 1, 02-01 and 02-03, 498789, Singapore	100	International Game Technology
IGT Asiatic Development Limited	Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands	100	International Game Technology
IGT Australasia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT Austria GmbH	Seering 13-14, 8141 Unterpremstatten, Austria	100	IGT Germany Gaming GmbH
IGT Canada D&B ULC	600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada B3J 0J2	100	International Game Technology PLC

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Canada Solutions ULC	600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada B3J 0J2	100	International Game Technology PLC
IGT Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Global Services Limited (99.998%); IGT Comunicaciones Colombia Ltda. (0.001%); Claudia Mendoza (0.001%)
IGT Colombia Solutions S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	International Game Technology PLC
IGT Commercial Services, S de R L CV	Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation (0.1%)
IGT Comunicaciones Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Foreign Holdings Corporation (>99.99%); Claudia Mendoza (<0.01%) (Nominee share)
IGT Czech Republic LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	37	IGT Global Solutions Corporation
IGT D&B d.o.o. Beograd	Bulevar Mihajla Pupina 6, Belgrade, Serbia 11000	100	IGT Global Services Limited
IGT D&B Holdings Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF	100	International Game Technology PLC
IGT D&B ISB Holdings Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF	100	IGT D&B Holdings Limited
IGT Denmark Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT do Brasil Ltda.	Avenida das Nacoes Unidas, 14171, 15° Andar, City of Sao Paulo, Brazil	100	IGT International Treasury B.V. (99.99%); IGT International Treasury Holding LLC (0.01%)
IGT Dutch Interactive LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Interactive Holdings 2 C.V.
IGT EMEA B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT-Europe Gaming B.V.
IGT EMEA Gaming Korlátolt Felelősségű Társaság	Váci út 1-3. A. ép. 6. em., 1062 Budapest, Hungary	100	IGT Europe Gaming B.V.
IGT Europe Gaming B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology
IGT Empowerment Trust	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); International Game Technology Africa (Pty) Ltd. (25.1%)
IGT Far East Pte Ltd	8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore	100	IGT Global Services Limited
IGT Foreign Holdings Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT France SARL	19, Boulevard Malesherbes, 75008 Paris, France	100	IGT Foreign Holdings Corporation
IGT Games SAS	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Global Services Limited (80%); IGT Comunicaciones Colombia Ltda. (10%); IGT Foreign Holdings Corporation (10%)
IGT Games and Participations S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	International Game Technology PLC

Annual Report and Accounts 2023 Page | 165

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Georgia Gaming LLC	71 Vazha Pshavela Ave., Office 5, Tbilisi, Georgia	100	IGT Europe Gaming B.V.
IGT Germany Gaming GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	GTECH German Holdings Corporation GmbH
IGT Germany GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	IGT Global Services Limited
IGT Global Services Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	IGT Global Solutions Corporation
IGT Global Solutions Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Lottery S.p.A.
IGT Hong Kong Limited	Room 819-820, 8/F China Insurance Group Bldg, 141 Des Voeux, Hong Kong	100	IGT Asiatic Development Limited
IGT India Private Limited	3rd Floor, B Block, iLabs Centre, Plot No 18, Sy No 64(p), Madhapur, Hyderabad, Telangana, India 500081	100	IGT Global Services Limited (99.99%); IGT Far East Pte Ltd. (0.01%)
IGT Indiana, LLC	334 North Senate Avenue, Indianapolis, IN 46204	100	IGT Global Solutions Corporation
IGT Interactive C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT (35.8274668%); IGT Interactive Holdings 2 C.V. (32.5220680%); International Game Technology (31.6504432%); IGT Dutch Interactive LLC (0.0000220%)
IGT Interactive Holdings 2 C.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	IGT Interactive, Inc. (13.831555%); International Game Technology (86.168444%); IGT International Holdings 1 LLC (0.000001%)
IGT Interactive, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
IGT International Holdings 1 LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
IGT International Treasury B.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	International Game Technology
IGT International Treasury Holding LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT International Treasury B.V.
IGT Ireland Operations Limited	Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland	100	IGT Global Services Limited
IGT Italia Gaming Machines Solutions S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Europe Gaming B.V.
IGT Juegos S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Peru Solutions S.A. (60%); IGT Games S.A.S. (40%)
IGT Korea Yuhan Chaekim Hoesa a/k/a IGT Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	100	IGT Global Services Limited
IGT Latin America Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	80	IGT Global Solutions Corporation (80%); Computers and Controls (Holdings) Limited (20%)
IGT Lottery Holdings B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology PLC
IGT Lottery S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery Holdings B.V.

Annual Report and Accounts 2023 Page | 166

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Malta Casino Holdings Limited	Level 0, Suite 1007, Malta Marriott Hotel & Spa, 39 Main Street, Balluta Bay, St. Julians STJ1017, Malta	99.99	IGT Sweden Interactive AB
IGT Malta Casino Limited	Level 0, Suite 1007, Malta Marriott Hotel & Spa, 39 Main Street, Balluta Bay, St. Julians STJ1017, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Malta Interactive Limited	Level 0, Suite 1007, Malta Marriott Hotel & Spa, 39 Main Street, Balluta Bay, St. Julians STJ1017, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Mexico Lottery S. de R.L. de C.V.	Av. Constituyentes 635, 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation Holdings Corporation (0.1%)
IGT Monaco S.A.M.	7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-N° 22, 98000, Monaco	96	IGT Austria GmbH (96%); Katarzyna Szorc (1%); Frederik Andreacchio (1%)
IGT Peru Solutions S.A.	Av. El Derby Nro.254, Oficina 606 - Surco, Lima – Peru	100	IGT Germany Gaming GmbH (99.999971%); GTECH German Holdings Corporation GmbH (0.000029%)
IGT Poland Sp. z.o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	100	IGT Global Solutions Corporation
IGT Second Chance Company LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT Slovakia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT SME, S. de. R.L. de C.V.	Av. Constituyentes No. 635, Col. 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99%); IGT Foreign Holdings Corporation (1%)
IGT SOLUTIONS CHILE SpA	Avenida El Rosal N 5.108 Santiago, Chile 8580000	100	International Game Technology PLC
IGT Spain Lottery, S.LU.	Edificio Avant BCN, Selva 12, Planta 1, Modula A2, El Prat de Llobregat, Barcelona 08820, Spain	100	IGT Global Services Limited
IGT Spain Operations, S.A.	Edificio Avant, Parque de Negocios Mas Blau, Calle Selva 12, planta 1a, Modulo A2, El Prat de Llobregat, 08820, Barcelona, Spain	100	IGT Spain Lottery S.L.U.
IGT SWEDEN AB	Hälsingegatan 40 12tr, 113 43 Stockholm, Sweden	100	IGT Global Services Limited
IGT Sweden Interactive AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT Europe Gaming B.V.
IGT Technology Development (Beijing) Co. Ltd.	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China	100	IGT Hong Kong Limited
IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim	Nasuh Akar Mahallesi. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey	100	IGT Global Solutions Corporation

Annual Report and Accounts 2023 Page | 167

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT U.K. Limited	1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom	100	IGT Global Solutions Corporation
IGT UK Games Limited	1 Bridgewater Place Water Lane, Leeds, West Yorkshire LS11 5QR	100	IGT Sweden Interactive AB
IGT UK Interactive Holdings Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	International Game Technology PLC
IGT UK Interactive Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	IGT UK Interactive Holdings Limited
IGT US D&B (G) LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
IGT US D&B (L) LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT US D&B Holdings LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT D&B Holdings Limited
IGT VIA DOMINICAN REPUBLIC, SAS	Calle 1ra #1, Reparto Montero, Santiago de los Caballeros, Dominican Republic 51081	100	IGT Global Services Limited (99.9666%); IGT Ireland Operations Limited (0.0333%)
IGT Worldwide Services Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT-Canada Inc.	600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada	100	International Game Technology
IGT-China, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
IGT-Íslandi ehf. (IGT-Iceland plc)	Sigtuni 3800, Selfoss, Iceland	100	International Game Technology
IGT-Latvia SIA	Krisjana Valdemara Street 33-19. Riga, Latvia	100	International Game Technology
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	IGT (99.99%); International Game Technology (0.01%)
IGT-UK Gaming Limited	1 Exchange Quay, Salford, England M5 3EA	100	IGT – UK Group Limited
IGT-UK Group Limited	1 Exchange Quay, Salford, England M5 3EA	100	International Game Technology
IMA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	51	IGT Europe Gaming B.V.
International Game Technology	701 South Carson Strret, Suite 200, Carson City, Nevada 89701	100	International Game Technology PLC
International Game Technology (NZ) Limited	Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, New Zeland	100	I.G.T. (Australia) Pty Limited
International Game Technology España, S.L.	Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020 Madrid	100	IGT Europe Gaming B.V.
International Game Technology S.R.L.	Av. Pardo y Aliaga No. 695, Oficina 11, distrito de San Isidro, provincia y departamento de Lima	100	IGT (99.991%); IGT International Holdings 1 LLC (0.009%)

Annual Report and Accounts 2023 Page | 168

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
International Game Technology Services Limited	27 Grigori, 6021, Larnaca, Cyprus	100	International Game Technology PLC
International Game Technology-Africa (Pty) Ltd.	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); IGT Empowerment Trust (25.1%)
International Gaming Technology Brasil Servicos de Dados Ltda	Calcada Das Margaridas, 163, Sala 02, Barueri, Sao Paulo, 06453-038, Brazil	100	IGT Global Solutions Corporation
ISB Albion Limited	Ewropa Business Centre, Level 3-701, Dun Karm Street, Birkirkara, Malta BKR 9034	100	IGT D&B ISB Holdings Limited
ISB Czech S.r.o.	Pujmanové 1753/10a, Nusle, Prague 4, Czech Republic 140 00	100	IGT D&B ISB Holdings LImited
ISB Ena Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	IGT D&B ISB Holdings LImited
ISB Magma Limited	Ewropa Business Centre, Level 3-701, Dun Karm Street, Birkirkara, Malta BKR 9034	100	IGT D&B ISB Holdings Limited
ISB ROM SRL	str. Mures nr. 174, Timisoara, Romania 2E Consiliul Europei Square, United Business Center 3, 3rd floor, space U3.E3.01, Timișoara, Romania	100	IGT D&B ISB Holdings Limited
LB Participacões E Loterias Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	IGT Games and Participations S.r.L.
LB Produtos Lotéricos E Licenciamentos Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	LB Participacões E Loterias Ltda.
Leeward Islands Lottery Holding Company, Inc.	C18, The Sands Complex, Bay Road, Basseterre, St. Christopher, St. Kitts	100	IGT Global Services Limited
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	64	IGT Lottery S.p.A.
Lottery Equipment Company	c/o Shevchenko, Didkovskiy and Parnters LLC, 2-A Kostyantynivska Street, 5th Floor, Kyiv, Ukraine	100	GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (0.006%)
LOTTOITALIA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	61.50	IGT Lottery S.p.A.
Mineira da Sorte Loteria SPE LTDA	Rua Dr. Guilherme Bannitz, No. 126, room 81, Itaim Bibi, São Paulo 04532-060	50	IGT Global Solutions Corporation (49%); International Gaming Technology Brasil Serviços de Dados Ltda. (1%)
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	71.12	IGT Global Solutions Corporation
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	76.64	Northstar New Jersey Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	70	IGT Global Solutions Corporation
Online Transaction Technologies S.à.r.l. à Associé Unique	Twin Center West, Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	100	IGT Foreign Holdings Corporation
Orbita Sp. z o.o.	Aleje Jerozolimskie 92, 00-807 Warsaw, Poland	100	IGT Global Solutions Corporation
Oy IGT Finland AB	Turuntie 42, Espoo, Finland 02650	100	IGT Global Solutions Corporation

Annual Report and Accounts 2023 Page | 169

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
Oz Interactive Limited	10 Finsbury Square, 3rd Floor, London, England EC2A 1AF	100	IGT D&B ISB Holdings Limited
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
Powerhouse Technologies, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
Probability (Gibraltar) Limited	Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar	100	IGT UK Interactive Limited
Prodigal Lottery Services, N.V.	63A Walter J.A. Nisbeth Road, Pondfill Philipsburg, St. Maarten	100	Leeward Islands Lottery Holding Company, Inc.
Retail Display and Service Handlers, LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Rhode Island VLT Company LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	60	IGT Global Solutions Corporation
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	50	IGT Lottery S.p.A..
SB Industria E Comercio Ltda.	Rua Rio Pauini 30, A, Quadra F, conjunto Manauense, Bairro Nossa Senhora das Graças, CEP 69053-001, Cidade de Manaus, Estado do Amazonas	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	International Game Technology (99.97%); IGT (0.03%)
St. Kitts and Nevis Lottery Company, Ltd.	C17, The Sands Complex, Bay Road, Basseterre, St. Kitts	100	Leeward Islands Lottery Holding Company, Inc.
Technology Risk Management Services, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Telling IGT Information Technology (Shenzhen) Co., Ltd.	503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China	49	IGT Global Services Limited
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	100	IGT Global Services Limited
VLC, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	Powerhouse Technologies, Inc.
Your Sales S.r.L.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
ZEST GAMING MEXICO, S.A. DE C.V.	Campos Eliseos169, Col. Polanco, Mexico City, 11560, Mexico	100	International Game Technology PLC (99%); IGT Spain Lottery S.L.U. (1%)

Annual Report and Accounts 2023 Page | 170

FINANCIAL STATEMENTS INTERNATIONAL GAME TECHNOLOGY PLC INDEX TO PARENT COMPANY FINANCIAL STATEMENTS Parent Balance Sheet at December 31, 2023 and 2022 ........................................................................................... 172 Parent Statement of Shareholders' Equity for the years ended December 31, 2023 and 2022 .......................... 173 Notes to the Parent Financial Statements .................................................................................................................... 174 Financial Statements Annual Report and Accounts 2023 Page | 171

International Game Technology PLC Parent Balance Sheet ($ in millions) December 31, Notes 2023 2022 (restated)(1) Assets Current assets: Cash and cash equivalents 7 17 Intercompany loans receivable 60 42 Intercompany receivables 11 23 Other current assets 1 2 Total current assets 79 84 Property, plant and equipment, net 1 1 Right-of-use assets 6 2 3 Investments in subsidiaries 3 8,594 8,344 Intercompany loans receivable 3,766 4,603 Other non-current assets 14 14 Total non-current assets 12,377 12,965 Total assets 12,456 13,049 Liabilities and shareholders' equity Current liabilities: Accounts payable 10 6 Intercompany loans payable 86 114 Intercompany payables 115 284 Other current liabilities 18 24 Total current liabilities 229 428 Long-term debt 4 4,697 5,164 Lease liabilities 6 1 3 Intercompany loans payable 586 566 Total non-current liabilities 5,284 5,732 Total liabilities 5,514 6,160 Shareholders' equity Share capital 21 21 Share premium 21 21 Retained earnings 3,497 3,672 Revaluation reserves 3 3,261 3,033 Other reserves 143 142 Total shareholders' equity 6,943 6,888 Total liabilities and shareholders' equity 12,456 13,049 (1)Refer to Note 3 for details regarding the restatement of comparative figures as a result of a change in accounting policy Net (loss) income was $(40) million and $13 million for the years ended December 31, 2023 and 2022, respectively. As permitted by section 408 of the CA 2006, no statement of comprehensive income for International Game Technology PLC is shown. The Parent financial statements were approved by the Board of Directors on March 21, 2024 and signed on its behalf on March 22, 2024 by: Vincent Sadusky Chief Executive Officer Company registration number: 09127533 The accompanying notes are an integral part of these Parent financial statements. Financial Statements Annual Report and Accounts 2023 Page | 172

Financial Statements

International Game Technology PLC
Parent Statement of Shareholders' Equity
($ in millions)

	Notes	Share Capital	Share Premium	Retained Earnings	Revaluation Reserves	Other Reserves	Total Equity
Balance at December 31, 2021		21	21	3,903	—	142	4,087
Net income		—	—	13	—	—	13
Other comprehensive income		—	—	—	—	1	1
Total comprehensive income		—	—	13	—	1	14
Non-cash investment in subsidiaries		—	—	31	—	—	31
Stock-based compensation		—	—	10	—	—	10
Shares issued under stock award plans		—	—	(8)	—	—	(8)
Shares issued upon exercise of stock options		—	—	(2)	—	—	(2)
Dividends paid		—	—	(161)	—	—	(161)
Repurchases of ordinary shares		—	—	(115)	—	—	(115)
Balance at December 31, 2022 (as reported)		21	21	3,672	—	142	3,856
Investment in subs - unrealized gain	3	—	—	—	5,297	—	5,297
Investment in subs - unrealized loss	3	—	—	—	(2,264)	—	(2,264)
Balance at December 31, 2022 (restated)[(1)]		21	21	3,672	3,033	142	6,888
Net loss		—	—	(40)	—	—	(40)
Other comprehensive income		—	—	—	—	1	1
Total comprehensive (loss) income		—	—	(40)	—	1	(40)
Non-cash investment in subsidiaries		—	—	34	—	—	34
Stock-based compensation		—	—	8	—	—	8
Shares issued under stock award plans		—	—	(15)	—	—	(15)
Shares issued upon exercise of stock options		—	—	—	—	—	—
Dividends paid		—	—	(160)	—	—	(160)
Repurchases of ordinary shares		—	—	—	—	—	—
Investment in subs - capitalized	3	—	—	—	4,000	—	4,000
Investment in subs - unrealized gain	3	—	—	—	(4,425)	—	(4,425)
Investment in subs - unrealized loss	3	—	—	—	653	—	653
Other		—	—	—	—	—	—
Balance at December 31, 2023		21	21	3,497	3,261	143	6,943

[(1)] Refer to Note 3 for details regarding the restatement of comparative figures as a result of a change in accounting policy

For further information related to shareholders' equity, refer to Note 21 – *Shareholders' Equity*, in the notes to the consolidated financial statements included herein.

The accompanying notes are an integral part of these Parent financial statements.

Distributable reserves are determined as required by the CA 2006 by reference to a company's individual financial statements. As at December 31, 2023, the Company had accumulated distributable reserves of $5.7 billion.

Annual Report and Accounts 2023 Page | 173

International Game Technology PLC Notes to the Parent Financial Statements 1. Description of Business The principal activities of International Game Technology PLC (the "Parent") are to make investments and provide loans to its consolidated subsidiaries. All references to the "Company" refer to the business and operations of the Parent and its consolidated subsidiaries. 2. Summary of Material Accounting Policy Information Basis of Preparation The accompanying financial statements and notes of the Parent have been prepared on a going concern basis and in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ ("FRS 101") and the CA 2006 applicable to companies reporting under FRS 101. The Parent financial statements have been prepared on a historical costs basis, unless otherwise stated. The Parent financial statements are stated in millions of U.S. dollars unless otherwise indicated and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. In preparing these financial statements, we apply the recognition, measurement, and disclosure requirements of Adopted IFRSs, but make amendments where necessary in order to comply with the CA 2006 and have set out below where we take advantage of FRS 101 disclosure exemptions. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, unless otherwise stated. The following exemptions from the requirements of IFRS available under FRS 101 have been applied: • The following paragraphs of IAS 1, Presentation of Financial Statements: ▪ 10(d) (statement of cash flows); ▪ 10(f) (a statement of financial position as at the beginning of the preceding period when an entity applies an accounting policy retrospectively); ▪ 16 (statement of compliance with all IFRS); ▪ 38 (comparative information requirements in respect of Paragraph 79(a)(iv) of IAS 1) ▪ 38A (requirement for minimum of two primary statements, including cash flow statements); ▪ 38B-D (additional comparative information); ▪ 111 (cash flow statement information); and ▪ 134-136 (capital management disclosures). • IAS 7, Statement of Cash Flows • Paragraphs 30 and 31 of IAS 8, Accounting policies, changes in accounting estimates and errors (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective); • IFRS 7, Financial Instruments: Disclosures; • Paragraphs 91 to 99 of IFRS 13, Fair Value Measurement (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities); • The requirements of IAS 24, Related Party Disclosures, to disclose related party transactions entered into between two or more members of a group; • Paragraph 17 of IAS 24, Related Party Disclosures (key management compensation); and • Paragraphs 45(b) and 46 to 52 of IFRS 2, Share-Based Payment (details of the number and weighted- average exercise prices of stock options and stock awards, and how the fair value of stock options and stock awards was determined). Summary of Material Accounting Policy Information The accounting policies used in the preparation of the Parent financial statements are the same as those used in the preparation of the consolidated financial statements, in accordance with the CA 2006. Refer to Note 2 – Summary of Material Accounting Policy Information, in the notes to the consolidated financial statements included herein. In addition to those accounting policies, the following accounting policy for investments in subsidiaries also applies to the Parent financial statements: Investments in subsidiaries are held at fair value with fair value movements recognised in reserves in accordance with IFRS 9. Financial Statements Annual Report and Accounts 2023 Page | 174

Financial Statements

3. Investments in Subsidiaries

The Parent previously accounted for investments in subsidiaries at cost less accumulated impairment losses, if any. In order to provide more timely visibility into the performance of invested capital and reflect the true value of the trading subgroup held beneath the Parent, thereby providing more relevant information to investors, the Parent elected to change the accounting policy used to measure investments in subsidiaries to fair value with fair value movements recognised in reserves. This voluntary change in accounting policy is effective for the year ended December 31, 2023 and has been applied retrospectively with comparative financial information recast through December 31, 2022, the earliest date practicable. For the year ended December 31, 2023, the change in policy increased the carrying value of investments in subsidiaries and revaluation reserves by $3.3 billion.

The cumulative effect of the new policy on the prior period ended December 31, 2022 was an increase to the carrying value of Investments in subsidiaries and revaluation reserves of $3.0 billion compared to the amounts previously reported.

			December 31, 2022		
($ in millions)	**Country of Incorporation**	**December 31, 2023**	**As previously reported**	**Change in policy**	**Restated**
International Game Technology	United States	790	4,168	(2,258)	1,910
IGT Lottery Holdings B.V.	Netherlands	6,990	907	4,673	5,580
IGT Canada Solutions	Canada	685	194	516	710
Other		129	42	101	144
		8,594	5,311	3,033	8,344

The Parent engaged external, independent, and qualified valuers to determine the fair value of the Parent's investments in subsidiaries at the end of each reporting period. The main level 3 inputs used by the Parent in the discounted cash flow analysis include forecasted revenue, forecasted EBITDA, long-term growth rates, and weighted-average cost of capital. The key assumptions to which the calculation of fair value are most sensitive include the investment's forecasted EBITDA, long-term growth rate, and weighted average cost of capital.

The sensitivities analysis below relates specifically to the fair value of the Parent's investments in International Game Technology, IGT Lottery Holdings B.V., and IGT Canada Solutions, which comprise substantially all of the activity of the three cash-generating units of the Parent. The sensitivity analysis is based on reasonably possible changes to the respective assumptions. The methodology used in arriving at the incremental changes shown is consistent with that used for the valuations as of December 31, 2023.

		Increase (decrease) in asset valuation		
($ in millions)		**International Game Technology**	**IGT Lottery Holdings BV**	**IGT Canada Solutions**
Weighted average cost of capital				
	decrease of 100 bps	400	1,430	70
	increase of 100 bps	(330)	(1,090)	(60)
Long-term growth rate				
	decrease of 100 bps	(120)	(530)	(20)
	increase of 100 bps	150	690	25

For a complete list of the Parent's subsidiaries, refer to Note 30 – *The Parent's Directly and Indirectly Owned Subsidiaries,* in the notes to the consolidated financial statements included herein.

At the Parent's 2023 AGM, the shareholders approved resolutions for the capitalisation of up to $4.0 billion of the aggregate amount standing to the credit of the revaluation reserve based on an April 30, 2023 valuation, conditional on the revaluation reserve being created, that could increase the distributable reserves balance. The Parent then applied to the Companies Court to allow the revaluation reserve balance, created following the changes made to the accounting policy applicable to the measurement of investments in subsidiaries, to increase the distributable reserves balance. The Companies Court approval allowed the capitalisation of $4.0 billion of revaluation reserves, thereby increasing the distributable reserves balance by $4.0 billion.

Annual Report and Accounts 2023 Page | 175

Financial Statements

4. Debt

The principal balance of each debt obligation reconciles to the balance sheet is as follows:

	December 31, 2023			
($ in millions)	Principal	Debt issuance cost, net	Other	Total
6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(1)	—	499
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(3)	—	747
3.500% Senior Secured Euro Notes due June 2026	829	(3)	—	826
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(3)	—	747
2.375% Senior Secured Euro Notes due April 2028	553	(3)	—	550
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	—	745
Senior Secured Notes, long-term	4,131	(18)	—	4,113
Euro Term Loan Facility due January 2027	442	(1)	(6)	435
U.S. Dollar Revolving Credit Facilities due July 2027	151	(3)	1	149
Long-term debt, less current portion	4,724	(22)	(5)	4,697
Total Debt	4,724	(22)	(5)	4,697

	December 31, 2022			
($ in millions)	Principal	Debt issuance cost, net	Other	Total
3.500% Senior Secured Euro Notes due July 2024	320	(1)	—	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	700	(3)	—	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(5)	—	745
3.500% Senior Secured Euro Notes due June 2026	800	(4)	—	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)	—	746
2.375% Senior Secured Euro Notes due April 2028	533	(3)	—	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	—	745
Senior Secured Notes, long-term	4,603	(26)	—	4,578
Euro Term Loan Facility due January 2027	533	(2)	(8)	524
U.S. Dollar Revolving Credit Facilities due July 2027	65	(4)	1	62
Long-term debt, less current portion	5,202	(31)	(7)	5,164
Total Debt	5,202	(31)	(7)	5,164

At December 31, 2023 and 2022, $3 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, were recorded as other non-current assets in the Parent Balance Sheet.

Principal payments for each debt obligation, excluding short-term borrowings, for the next five years and thereafter are as follows (in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2024	—	—	—
2025	500	111	610
2026	750	939	1,689
2027	901	221	1,122
2028	—	553	553
2029 and thereafter	750	—	750
Total principal payments	2,901	1,823	4,724

For further information related to debt, refer to Note 16 – *Debt*, in the notes to the consolidated financial statements included herein.

Annual Report and Accounts 2023 Page | 176

5. Income Taxes The provision for income taxes consists of: For the year ended December 31, ($ in millions) 2023 2022 Current: Withholding tax 5 2 Current tax on income for the year 2 — 7 2 No income taxes were paid in 2023 or 2022. There were no deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022. The Parent is a tax resident in the United Kingdom ("U.K."). A reconciliation of the provision for income taxes, with the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (2023 tax rate is based on a weighted average rate of the United Kingdom statutory tax rate enacted on April 1, 2023) to income (loss) before provision for income taxes is as follows: For the year ended December 31, ($ in millions) 2023 2022 (Loss) income before provision for income taxes (33) 15 United Kingdom statutory tax rate 23.5% 19.0 % Statutory tax (benefit) expense (8) 3 Non-deductible debt & acquisition costs 8 12 Change in unrecognized deferred tax asset 42 — Foreign withholding taxes 5 2 Unrealized foreign exchange loss (gain) 7 (8) Non-taxable dividend income (49) (7) Other 2 1 7 2 Effective tax rate (21.2) % 14.3 % The Parent's effective income tax rate was (21.2)% in 2023 compared to 14.3% in 2022. The principal driver of the tax rate increase is an increased level of non-deductible foreign exchange losses and a deferred tax valuation allowance attributable to tax losses in 2023 versus 2022. Changes to the U.K. corporate tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These changes, which include reductions to the main tax rate to 17% on April 1, 2020, have been superseded by the Finance Bill 2021 resulting in an increase of the U.K. corporate tax rate to 25% beginning on April 1, 2023 (weighted average tax rate for calendar year 2023 is 23.5%). Net Operating Losses At December 31, 2023 and 2022, the Parent had gross tax loss carryforwards of $703 million and $621 million, respectively, that relate to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. These tax loss carryforwards may be carried forward indefinitely notwithstanding that they offset only 50% of taxable income (above a £5.0 million full allowance threshold) in a given year. 6. Leases During 2022, the Parent had two leases at different locations in London. Effective November 1, 2022, the Parent assigned one of these leases and all related obligations to a third party pursuant to a Deed of Assignment. As a result, the Parent’s Financial Statements Annual Report and Accounts 2023 Page | 177

registered office moved to the remaining office facility, the lease of which is effective from January 14, 2016 to January 13, 2026. The classification of our leases in the balance sheet are as follows: ($ in millions) Balance Sheet Classification December 31, 2023 December 31, 2022 Assets ROU asset, net (1) Right-of-use assets 2 3 Total lease assets 2 3 Liabilities Lease liability, current Other current liabilities 1 1 Lease liability, non-current Lease liabilities 1 3 Total lease liabilities 3 4 (1) ROU assets are recorded net of accumulated amortization of $5 million and $4 million at December 31, 2023 and December 31, 2022, respectively. Maturities of lease liabilities at December 31, 2023 are as follows ($ in millions): Year Total 2024 1 2025 1 2026 — 2027 — 2028 — Thereafter — Total lease payments 3 Less: Imputed interest — Present value of lease liabilities 3 7. Stock-Based Compensation Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plans”) as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plans. Stock Options Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2023 or 2022. Stock Awards Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow and Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). Dividend equivalents are not paid under the Plans. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related Financial Statements Annual Report and Accounts 2023 Page | 178

compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. RSUs are stock awards granted that entitle the holder to shares of common stock as the award vests. Dividend equivalents are not paid under the Plans. 8. Employee Information Employee Benefit Expense For the year ended December 31, ($ in millions) 2023 2022 Stock-based compensation 8 10 Social security and other benefits 2 3 Incentive compensation 1 2 Wages and salaries 1 1 12 16 The Parent had 4 and 5 people employed in corporate support roles as of December 31, 2023 and 2022, respectively. 9. Auditors' Remuneration Aggregate fees for audit services rendered by PricewaterhouseCoopers LLP, which consist of professional services performed in connection with the Parent's annual financial statements, were $360 thousand and $170 thousand for the years ended December 31, 2023 and 2022, respectively. Financial Statements Annual Report and Accounts 2023 Page | 179

Investor Information Listing The ordinary shares of International Game Technology PLC are listed on the New York Stock Exchange under ticker symbol IGT. News releases Additional company information including news releases, earnings announcements, and information on corporate governance are available at www.IGT.com. Investor contact Investor Relations Department International Game Technology 10 Memorial Boulevard Providence, RI 02903 Phone: +1 (401) 392-7077 E-mail: investor.relations@igt.com Share transfer agent and Registrar Computershare Shareholder Services Regular Mail: Computershare PO Box 43078 Providence, RI 02940-3078 Overnight Mail Delivery: Computershare 150 Royall Street, Suite 101 Canton, MA 02021 www-us.computershare.com/investor FORWARD-LOOKING STATEMENTS This document includes forward-looking statements concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, transactions, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward- looking statements include (but are not limited to) changing economic conditions in the global markets where the Company operates, including economic slowdowns, rising interest rates, inflationary and other economic factors that pressure customer spending, changes in customer demand for products and services and a slowdown in customer payments; unanticipated changes relating to competitive factors in the industries in which the Company operates; changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company; the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this document are qualified in their entirety by this cautionary statement. Additional Information Annual Report and Accounts 2023 Page | 180